Filed Pursuant to Rule 424(b)(5)
Registration No. 333-252793

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered(2)	Offering Price per Share(3)	Aggregate Offering Price(3)	Amount of Registration Fee(3)
Ordinary shares, par value US$0.0001 per share	8,686,042	US$23.48	US$203,948,266	US$22,250.76

(1)

The ordinary shares are represented by American depositary shares, ten (10) of which represent twenty-three (23) ordinary shares. The ADSs issuable on deposit of the ordinary shares registered hereby have been registered under the registration statement on Form F-6 (No. 333-235557).

(2)

Includes 7,553,085 ordinary shares being offered by selling shareholders identified in this prospectus supplement and up to 1,132,957 ordinary shares the underwriters have an option to purchase from certain selling shareholders. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional number of ordinary shares that may be issued from time to time to prevent dilution as a result of a distribution, split, combination or similar transaction.

(3)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Prospectus Supplement

(To Prospectus dated February 5, 2021)

3,283,950 American Depositary Shares

I-MAB

Representing 7,553,085 Ordinary Shares

This is a public offering of American depositary shares (the “ADSs”) of I-Mab. Each ten (10) ADSs represent twenty-three (23) of our ordinary shares, par value US$0.0001 per share. We are not selling any ADSs. The selling shareholders identified in this prospectus supplement are selling 3,283,950 ADSs. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Our ADSs are listed on the Nasdaq Global Market under the symbol “IMAB.” On February 5, 2021, the closing trading price for our ADSs, as reported on the Nasdaq Global Market, was US$62.0 per ADS.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page S-21 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE US$54.0 PER ADS

	PER ADS		TOTAL
Public offering price	US$	54.0	US$	177,333,300
Underwriting discounts and commission paid by selling shareholders(1)	US$	3.24	US$	10,639,998
Proceeds, before expenses, to selling shareholders	US$	50.76	US$	166,693,302

(1)

For a description of compensation payable to the underwriters and reimbursement to be made by the underwriters to us and the selling shareholders for certain expenses related to this offering, see “Underwriting.”

Certain selling shareholders have granted the underwriters an option to purchase up to an additional 492,590 ADSs within 30 days from the date of this prospectus supplement at the offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about February 11, 2021.

BofA Securities	Piper Sandler	Cantor

Needham & Company	CMBI	China Renaissance

The date of this prospectus supplement is February 8, 2021.

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of the underwriters or selling shareholders is making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying

S-i

prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or the underwriter to subscribe for and purchase, any of the ordinary shares or the ADSs and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus dated February 5, 2021 included in the registration statement on Form F-3 (No. 333-252793), which provides more general information.

To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

In this prospectus supplement, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each ten (10) ADSs represent twenty-three (23) ordinary shares;

•

“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus supplement only, Hong Kong, Macau and Taiwan, and “Greater China” does not exclude Hong Kong, Macau and Taiwan;

•

“China Portfolio” refers to our investigational drugs of which we in-license Greater China rights from reputable global biopharmaceutical companies and rely on our own research and development capabilities to advance into pivotal clinical trials and commercialize in Greater China with an aim for near-term product launch;

•	“Global Portfolio” refers to our own proprietary novel or differentiated drug candidates that we are advancing towards clinical validation in the United States;

•	“I-Mab,” “we,” “us,” “our company” and “our” refer to I-Mab, a Cayman Islands exempted company, and its subsidiaries;

•	“RMB” refers to the legal currency of China;

•	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional ADSs.

Our reporting currency is RMB. This prospectus supplement also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any RMB or U.S. dollar amounts referred to in this prospectus supplement could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. On January 29, 2021, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System was RMB6.4282 to US$1.00.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein may contain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	the timing of initiation and completion, and the progress of our drug discovery and research

•	programs;

•	the timing and likelihood of regulatory filings and approvals;

•	our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;

•	the approval, pricing and reimbursement of our drug candidates;

•	the commercialization of our drug candidates;

•	the market opportunities and competitive landscape of our drug candidates;

•	the payment, receipt and timing of any milestone payments in relation to the licensing agreements;

•	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;

•	our ability to attract and retain senior management and key employees;

•	our future business development, financial condition and results of operations;

•	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;

•	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;

•	our ability to continue to maintain our market position in China’s biopharmaceutical and biotechnology industries;

•	our ability to identify and integrate suitable acquisition targets; and

•	changes to regulatory and operating conditions in our industry and markets.

The forward-looking statements included in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this prospectus supplement include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this prospectus supplement and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus supplement contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The electric vehicles industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the electric vehicles industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

We would like to caution you not to place undue reliance on the forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in the documents incorporated by reference herein for a more complete discussion of the risks of an investment in our securities and other risks outlined in our other filings with the SEC. The forward-looking statements included in this prospectus supplement or incorporated by reference into this prospectus supplement are made only as of the date of this prospectus supplement or the date of the incorporated document, and we do not undertake any obligation to update the forward-looking statements except as required under applicable law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information presented in greater detail elsewhere. This summary is not complete and does not contain all the information you should consider before investing in the ADSs. You should carefully read the entire prospectus before investing, including “Risk Factors,” and including the documents incorporated by reference. See “Incorporation of Certain Documents by Reference.” Our annual report on Form 20-F filed with the SEC on April 29, 2020, which contains our audited consolidated financial statements as of December 31, 2018 and 2019 and for the twelve months ended December 31, 2017, 2018 and 2019, and our current report on Form 6-K furnished to the SEC on February 5, 2021 which contains our unaudited interim consolidated financial statements as of September 30, 2020 and for the nine months ended September 31, 2019 and 2020, are both incorporated by reference.

Overview

We are a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders.

We were founded to capture the opportunities presented by the confluence of two major developments—the emergence of an attractive and growing biologics market in China, and the revolutionary scientific breakthroughs in cancer and autoimmune disease medicines. We believe we are well-positioned to become a biotech leader in China because of our innovative discovery expertise, fit-for-purpose technology platforms, biomarker-enabled translational medicine capabilities, and clinical development capabilities. These integrated capabilities are further enhanced by our deep understanding of China’s biologics regulatory framework and our direct access to extensive pre-clinical and clinical trial resources in China. To date, we have developed an innovative pipeline of more than 10 clinical and pre-clinical stage assets through our internal research and development efforts and in-licensing arrangements with global pharmaceutical and biotech companies.

Commercial Opportunities in China and Our Unique Position

We are fully aware of the competitive and regulatory challenges we face as an innovative clinical stage biotech company based in China, including need to raise significant capital, significant competition from global and other China-based biopharmaceutical companies, less streamlined regulatory pathway compared to countries with long-established regulatory systems, and potential implementation challenges and uncertainties of the recent government reform of the drug approval system. However, with these challenges in mind, we have been mitigating the risks through our internal R&D system that integrates multi-functional aspects of our drug development process to proactively deal with some of the regulatory challenges mentioned above. Furthermore, through our Beijing office which focuses on regulatory matters, we have established an effective communication channel with the regulatory agencies to discuss and resolve various regulatory issues promptly and effectively. We see vast opportunities for immuno-oncology and autoimmune biologics therapies in China. First, both the incidence and mortality of cancers in China have been increasing in recent years and are outpacing those in the United States and the rest of the world. Second, many innovative biologics approved to treat cancer and autoimmune diseases in the United States and Europe are not yet available in China. Third, the Chinese increase in personal disposable income in China coupled with ongoing improvement in basic national health insurance coverage, making innovative biologics more accessible to more Chinese patients.

We believe we are uniquely positioned as a China-based global player to tap into these vast commercial opportunities. This is best demonstrated by our short journey in becoming one of the top clinical stage immunology companies in China. For example, in 2018 and 2019, we are the only China-based biotech company recognized by Genetic Engineering & Biotechnology News (GEN) as a top 10 immuno-oncology start-up in the world. To date, our research and development capabilities encompass discovery, translational medicine, biologics CMC development, pre-clinical development and clinical development with footprints in Shanghai, Beijing and the United States. We are now at a critical juncture to transition from a clinical stage biotech company into a fully integrated end-to-end global biopharmaceutical company in the next few years.

Our Unique Business Model

To achieve our mission and capitalize on these commercial opportunities, we have developed a business model built on two pillars: a fast-to-market China strategy and a fast-to-PoC (proof of concept) global strategy.

Fast-to-Market China Strategy

Our fast-to-market China strategy focuses on seeking opportunities to in-license the development and commercialization rights of investigational drugs from global biopharmaceutical companies for Greater China. We only select investigational drugs that have the potential to become novel or highly differentiated medicines. Through our substantial in-house research and development efforts, we build additional data packages to meet the requirements of the National Medical Products Administration (the “NMPA”) to ensure programs are ready for late-stage or registrational clinical development. Our internal development capabilities combined with our deep insight into China’s regulatory framework and our clinical network enable us to efficiently navigate through the drug development process to registration. To date, we have built an innovative China Portfolio consisting of five investigational drugs with an aim for near-term product launch. All of these investigational drugs have met the related pre-set safety and preliminary efficacy endpoints in Phase 1 or Phase 2 clinical trials in Europe, the United States or elsewhere and are either in or ready for Phase 2 or Phase 3 clinical trials in China. Set forth below is a summary of the latest development status of the anchor assets in our China Portfolio:

•

For felzartamab (TJ202), a differentiated anti-CD38, we are conducting two parallel registrational trials as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track, and we expect to submit an NDA to the NMPA in 2021.

•

For eftansomatropin (TJ101), a differentiated long-acting growth hormone, in September 2020, the NMPA approved our IND application for a registrational Phase 3 trial in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021.

•

For enoblituzumab, a humanized antibody directed at B7-H3, in the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory.

•

For efineptakin (TJ107), a long-acting interleukin 7, we obtained regulatory clearance from the NMPA in April 2020 to initiate a Phase 2 clinical trial in glioblastoma multiforme (GBM) patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021.

As a result, the investigational drugs in our China Portfolio are positioned for a series of new drug applications (NDAs) in China with the submission of the first NDA expected in 2021.

Fast-to-PoC Global Strategy

Our fast-to-PoC global strategy focuses on advancing our own novel or differentiated biologics towards clinical validation in the United States. First, we seek PoC of these drug candidates in the United States by conducting early phase clinical trials with a set of safety and efficacy endpoints and leveraging the FDA’s streamlined regulatory system for innovative drug development, including a predictable timeline towards IND approval. Second, we will use the data generated to advance clinical development in China, which we believe confers several advantages, including access to China’s large patient pool, extensive clinical trial resources through collaborations with leading hospitals in China, and a regulatory pathway for fast-track approval of drugs supported by solid overseas clinical data. Building on this approach, we may out-license the global rights (excluding Greater China) of these investigational drugs following clinical validation in the United States, while retaining the Greater China rights for further development and commercialization. We believe this approach will allow Chinese patients to benefit from our most advanced treatments concurrently or soon after their market approvals elsewhere. To date, we have created a Global Portfolio that consists of two molecular classes—monoclonal antibodies and bi-specific antibodies, which are internally generated. They are highly innovative molecules compared to global competitor assets in the same or related classes of drug candidates. Set forth below is a summary of the latest development status of the anchor assets in our Global Portfolio:

•

For lemzoparlimab (TJC4), a differentiated anti-CD47, the topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg monotherapy cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS), and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

•

For uliledlimab (TJD5), a differentiated anti-CD73, we have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.

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For plonmarlimab (TJM2), an anti-GM-CSF, we have completed a single-dose first-in-human study in healthy volunteers in the United States. It is the first antibody of its class entering clinical development in China. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in patients with rheumatoid arthritis (RA). We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where GM-CSF is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy. In addition, since the COVID-19 outbreak, we have sprung into action to prioritize plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe COVID-19, in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States.

These two strategies and the resulting two portfolios complement each other. This enables us to achieve a balance among our ambition to develop novel or highly differentiated drugs, our goal to efficiently advance our pipeline assets towards commercialization and the inherent development risks. With this goal in mind, we are also aware that the intended novelty and key differentiation of our investigational drugs or drug candidates are subject to pivotal clinical validation and approval by the relevant regulatory authorities. There is no assurance that any such investigational drug or drug candidate will receive regulatory approval. See “Risk Factors” for a detailed description of the risks related to the development and commercialization of our drug candidates.

Our Capabilities

Our Innovative Discovery Expertise

Built by an elite group of seasoned immunologists with extensive academic research and drug development experience, our discovery engine has generated a panel of internally developed innovative drug molecules in a short span of five years. Among them, 12 innovative drug molecules have met our standard of novelty or high differentiation and have advanced toward further development. This achievement is a testament to our discovery team’s acumen and technical prowess in translating target biology into points of innovation or differentiation.

The discovery of lemzoparlimab showcases our innovative research capabilities. Not settling on performing routine or traditional antibody screening, we set a specific goal to identify and select a unique CD47 antibody that is free from binding to red blood cells (RBC) from all CD47 antibody leads. As a result, we selected by design, our proprietary CD47 antibody (TJC4) with a rare epitope that spares binding to RBCs as a differentiation point from other CD47 antibodies that typically cause inherent hematologic side effects. The topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Therefore, we believe that lemzoparlimab, if approved, will be a potentially highly differentiated anti-tumor CD47 antibody with the advantage of minimizing hematologic side effects.

Another example of our R&D capability relates to our novel bi-specific antibody panel that represents a new wave of oncology drug candidates. We created novel biological properties of these bi-specific antibodies that are capable of enriching immune cells in tumors through dual targeting of PD-L1 and immune cells for a synergistic anti-tumor effect. These bi-specific drug candidates have been shown to exhibit unique properties that render tumors more responsive to treatment. Our discovery expertise, when combined with our “fit-for-purpose” antibody engineering technology platforms, becomes a powerful engine of innovation to create novel molecules.

Our Fit-for-Purpose Technology Platforms

Our proprietary antibody engineering platforms enable us to accurately capture the biological properties of bi-specific antibodies and retain good manufacturability and druggability of the molecules. To date, we have eight novel pre-clinical stage bi-specific drug molecules. In addition to our own bi-specific antibody platform, we partnered with ABL Bio and WuXi Biologics to access their antibody engineering platforms in order to increase the probability of success, as different molecular configurations require different technologies. Furthermore, our proprietary antibody-cytokine technology has enabled another form of bi-specific antibodies such as TJ-L1I7 and TJ-C4GM that link a tumor-engaging antibody with an immuno-modulatory cytokine. Superior to monoclonal antibodies or cytokines alone, this class of bi-specific antibodies has demonstrated unique properties of concentrating the drug molecules in tumors for a desired target effect with reduced systemic toxicity of cytokines or creating biologic synergy that can potentially translate into better treatment outcome.

Our Biomarker-Enabled Translational Medicine Capabilities

As we focus on developing innovative drug molecules, the ability to apply relevant biomarkers that link a drug response to treatment effects is critical for early-stage clinical trials of our investigational drugs. This translational medicine capability requires cross-functional knowledge and unique skills to link the target biology of an investigational drug to clinical responses. We have been developing tailor-made biomarkers for each of our investigational drugs, which are used to select potential responders, predict and measure target engagement, support dose determination and enable timely informed decisions on advancing our assets to the next phase of clinical development. For example, for the development of uliledlimab, we intend to use CD73 in tumor tissue in combination with other tumor biomarkers to stratify potential target patient populations in our clinical trial. To that end, we have developed assays to measure CD73 expression and activity in tumor tissues. Furthermore, we have developed specialized assays to measure uliledlimab drug concentrations in tumor tissues. By linking drug concentration with its activity in the same tumor location, these data help us determine appropriate dose selection for further clinical studies.

Our Clinical Development Capabilities

Our clinical development is led by a global team of clinical scientists, industry physicians and experts in portfolio management, quantitative science, clinical operations, drug safety and quality control. Our clinical team accounts for approximately 80% of our entire R&D organization’s headcount and 80% of our budget allocation. The skillset of our clinical development team is highlighted by a combination of extensive global pharma, local drug development and operation experiences with clinical networks in China and the United States. The team is driven by high ethical standards, with passion for improving the lives of patients.

Our team has the ability to integrate internal core development functions to conduct global and local clinical trials. We also effectively leverage external resources, including clinical contract research organizations, academic clinical centers and/or networks, and global pharmaceutical or biotech partnerships. Furthermore, we have established and implemented a robust internal clinical governance system and processes to safeguard patient safety and data integrity. Our current clinical development functions and teams are strategically based in Shanghai, Beijing, and the United States to cover Phase 1 through Phase 3 clinical trials in China and early-stage clinical trials in the United States.

Our clinical development capabilities are best demonstrated by the rapid implementation of 11 clinical trials, including one completed trial in the United States and ten on-going Phase 1/2 or registration trials in the United States and China in the past three years. To ensure regulatory approval and subsequent product launch as currently planned, we strive to reach the following critical clinical milestones by the early 2021: 11 active clinical programs consisting of two Phase 3 or registrational trials in China, three Phase 2 trials and six Phase 1/2 trials in the United States and China.

Our Global Strategic Collaborations

We have established an excellent track record of in-licensing and out-licensing deals with our global and regional partners. These in-licensing deals enable us to acquire multiple innovative clinical stage assets with favorable clinical data packages. We have quickly built our China Portfolio through in-licensing deals with global biotech partners, including MorphoSys, Genexine, MacroGenics and Ferring (as the sublicensee under our agreement with Ferring related to olamkicept). Over the past three years, we have established more than 10 global and regional partnerships with reputable pharma or biotech companies. Our partners selected us among many China-based companies with the belief that we are an ideal partner in China given our strength in science and drug development capability, our outstanding track record of execution demonstrated by rapidly progressing drug development programs in China and the United States, and our vision and network to tap into business opportunities and China’s growing pharmaceutical market. For example, MorphoSys, MacroGenics and Genexine all stated that we are an ideal or the best partner in China in their press releases or public announcements. The out-licensing deals enable us to streamline our pipeline, focus our resources on the most valuable assets in the most desirable territories and build strategic alliances with leading global biopharmaceutical companies. In addition, we seek co-development opportunities to share development costs, risks and territorial commercial rights with our partners. In the past several years, we have out-licensed four assets and initiated multiple co-development programs with partners such as ABL Bio, MSD, Roche and Junshi and WuXi Biologics. The revenue from out-licensing and co-development deals is expected to continue to grow as our pipeline progresses.

Global Strategic Partnership with AbbVie

In September 2020, we, through I-Mab Biopharma Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of our company, entered into a broad global strategic collaboration with AbbVie Ireland Unlimited Company (“AbbVie”), a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab. We retain all rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Hong Kong and Macau. AbbVie will conduct further global clinical trials (which we may elect to co-fund) to evaluate lemzoparlimab in multiple cancers. This deal also allows for potential collaboration on future CD47-related therapeutic agents, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta®). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories. In addition, we and AbbVie will share manufacturing responsibilities, with AbbVie being the primary manufacturer for supply outside of Mainland China, Hong Kong and Macau and us being the primary manufacturer for supply in Mainland China, Hong Kong and Macau. We believe that this collaboration will accelerate the establishment of our commercial production operations in China.

Pursuant to this collaboration, AbbVie has paid us an upfront payment of US$180 million. Additionally, in connection with the recently released clinical data from the Phase 1 trial of lemzoparlimab in the United States, we expect to be paid a first milestone payment of US$20 million. We will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low double-digit percentages on global net sales outside of Mainland China, Hong Kong and Macau. In addition, AbbVie has a license and right of first negotiation to further develop and commercialize two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by us and we cannot commercialize products containing these two additional lemzoparlimab-based bispecific antibodies outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion.

This strategic collaboration with AbbVie reinforces our internal research and development capabilities and our leading position in immuno-oncology and enables us to realize the full potential of our innovation. By leveraging the combined development strength of our company and AbbVie, we aim to speed lemzoparlimab to market for patients in need around the world.

Our Drug Pipeline

The chart below summarizes the development status of our drug pipeline.

Notes:

*

(i) for felzartamab (TJ202), we are conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track, and we expect to submit an NDA to the NMPA in 2021. In addition, we submitted an IND application to the NMPA in October 2019 for a Phase 1b trial for felzartamab in SLE; (ii) for eftansomatropin (TJ101), in September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021; (iii) for enoblituzumab, we expect to submit an IND application in 2021 for a Phase 2 trial; (iv) for efineptakin (TJ107), we have obtained regulatory clearance from the NMPA to initiate a phase 2 clinical trial in GBM patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021; and (v) for olamkicept (TJ301), we are conducting an ongoing Phase 2 clinical trial in patients with active ulcerative colitis. The enrollment of this trial is complete and topline data are expected to be released by early 2021.
**

We were collaborating with Everest Medicines Limited (“Everest”) to co-develop and commercialize felzartamab in Greater China for all indications in hematologic oncology. Everest was primarily responsible for sharing with us, by the proportion of 75% for Everest and 25% for us, the development costs of felzartamab. On November 4, 2019, we and Everest terminated the collaboration agreement (including all the supplements and amendments thereto) with respect to the co-development and commercialization of felzartamab in Greater China. Upon the termination, Everest will not retain any rights or entitlements to develop or commercialize felzartamab or any economic interest in its commercialization. All intellectual property rights in respect of felzartamab arising from its development under the collaboration agreement are vested and owned by us, and we hold all intellectual property rights and have maximum flexibility to further develop, manufacture and commercialize felzartamab in Greater China. In consideration of the above arrangements, we issued a total value of US$37.0 million of ordinary shares (the “CPP Shares”) to Everest, representing Everest’s historical contribution to our collaboration and the associated time cost. The CPP Shares were issued concurrently with the completion of our initial public offering in January 2020, at a per share price equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio.

***

Our bi-specific antibody panel consists of (i) six PD-L1-based bi-specific antibodies, including TJ-L1C4 (PD-L1 × CD47), TJ-L1A3 (PD-L1 × LAG3), TJ-L1H3 (PD-L1 × B7-H3), TJ-L14B (PD-L1 × 4-1BB), TJ-L1T6 (PD-L1 × T1G1T) and TJ-L1I7 (anti-PD-L1 × IL-7 cytokine), (ii) TJ-C4GM (anti-CD47 × GM-CSF cytokine), and (iii) TJ-CLDN4B (Claudin 18.2 × 4-1BB).

Highlights of Our Fast-to-Market China Portfolio

Our fast-to-market China strategy is demonstrated by our China Portfolio, which consists of novel or highly differentiated investigational drugs. Felzartamab, efineptakin, enoblituzumab and eftansomatropin are the four anchor assets in our China Portfolio. While we have been diligently pursuing our fast-to-market China strategy, we are aware that there is no assurance that we will always be successful in commercializing any of our product candidates in our China Portfolio in an accelerated manner. See “Risk Factors” for a detailed description of the risks related to the development and commercialization of our drug candidates.

Felzartamab is a differentiated CD38 antibody originally developed by MorphoSys that meets the pre-set clinical safety and preliminary efficacy endpoints from a clinical trial conducted in the European Union (EU). In-licensed from MorphoSys, felzartamab is being developed to address the current unmet needs and commercial opportunities in China for multiple myeloma and potentially autoimmune diseases, such as SLE. We own an exclusive license to develop felzartamab in Greater China. We believe felzartamab, if approved, is potentially highly differentiated compared with the currently marketed CD38 antibody. First, under a similar pre-medication condition with dexamethasone, anti-pyretics and anti-histamines, felzartamab has demonstrated a significantly shorter infusion time and lower infusion reaction rate. Second, unlike the currently marketed CD38 antibody, felzartamab does not down-regulate CD38 expression on the surface of bone marrow myeloma cells in vitro, maintaining sensitivity of myeloma cells to felzartamab for repeated treatments. We are conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track. We aim to submit an NDA for felzartamab as a third-line monotherapy in 2021, followed by another NDA submission for felzartamab as a second-line combination therapy. Moreover, we believe felzartamab has great market potential in the treatment of pathogenic antibody-mediated autoimmune diseases, such as SLE, where there is a significant unmet need for more effective therapies. Additionally, we submitted an IND application to the NMPA in October 2019 for a Phase 1b trial for felzartamab in SLE.

Efineptakin is the first long-acting recombinant human IL-7 known to boost cancer-fighting T lymphocytes by increasing their number and function and is being developed as a potential oncology investigational drug. The clinical safety and effect of efineptakin on T cells have been investigated in multiple previous and ongoing clinical trials in South Korea and the United States. Efineptakin is being positioned to address a huge unmet medical need in oncology. First, efineptakin can be an oncology-care agent to treat cancer treatment-related lymphopenia (low blood lymphocyte levels), a common condition that occurs in cancer patients who have received chemotherapy or radiation therapy, and there is no approved treatment for this condition. This condition causes further damage to patients’ already compromised immune system and weakens its ability to fight cancers. Second, efineptakin has been shown to synergize with a PD-1 antibody in a tumor animal model potentially through increased T lymphocyte activation and proliferation. In May 2020, we obtained regulatory clearance from the NMPA to initiate a phase 2 clinical trial with efineptakin in GBM patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021. We are coordinating our study globally with Genexine, which is conducting a Phase 2 clinical trial in South Korea and parallel clinical trials in the United States towards clinical PoC.

Enoblituzumab is a humanized antibody directed at B7-H3, a member of the B7 family of T cell checkpoint regulators that is widely expressed across multiple tumor types and plays a key role in the regulation of immune response against cancers. Similar to other inhibitors of the B7 family such as PD-L1, targeting B7-H3 potentially provides a treatment option for a variety of cancers expressing B7-H3. Enoblituzumab was originally developed by MacroGenics, and we own the Greater China rights of this investigational drug. In multiple clinical trials conducted by MacroGenics, when combined with pembrolizumab in recurrent or metastatic squamous cell carcinoma of the head and neck (“SCCHN”) and non-small cell lung cancer (“NSCLC”), enoblituzumab has shown favorable clinical results that warrant further investigation. In the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory. Further clinical development may be planned together with MacroGenics to extend to other cancer indications in China and/or globally.

Eftansomatropin is a potentially highly differentiated long-acting human growth hormone that is being developed as a weekly treatment for pediatric growth hormone deficiency as compared to currently available daily regimens of recombinant human growth hormone (“rhGH”). Eftansomatropin was originally developed by Genexine, and we own the Greater China rights of this product, which has the potential to address an important clinical need and to cover a significant market gap in pediatric growth hormone deficiency. In a previous Phase 2 trial conducted by Genexine in South Korea and the EU, both weekly and bi-weekly administration of Eftansomatropin demonstrated similar therapeutic effects to daily injection of Genotropin, a short-acting rhGH. In September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021.

Highlights of Our Fast-to-PoC Global Portfolio

Our fast-to-PoC global strategy is demonstrated by our Global Portfolio, which mainly consists of our internally developed novel or differentiated biologics. Our Global Portfolio focuses on two molecular classes—monoclonal antibodies and bi-specific antibodies. While we have been diligently pursuing our fast-to-PoC global strategy, we are aware that there is no assurance that we will always be successful in achieving PoC or pivotal development milestones for any of our product candidates in our Global Portfolio in an accelerated manner. See “Risk Factors” for a detailed description of the risks related to the development and commercialization of our drug candidates.

Monoclonal antibodies—Among the five monoclonal antibody drug candidates, lemzoparlimab (TJC4), uliledlimab (TJD5) and plonmarlimab (TJM2) are in clinical development.

Lemzoparlimab is an internally discovered, fully human monoclonal antibody targeting CD47, which is one of the most promising immuno-oncology targets after PD-1/PD-L1. Blocking CD47 activates tumor-engulfing macrophages, a component of the innate immune system as an important cancer-fighting mechanism. CD47 antibodies are being actively pursued in clinical trials by a few global companies. However, current development efforts on CD47 antibody drugs are hampered by hematologic side effects (such as anemia) due to binding to human RBCs. For example, at least two clinical trials conducted by other companies have been suspended. Unlike competitor investigational drugs, lemzoparlimab is a rare antibody originally selected, by design, to purposefully avoid or minimize binding to RBCs while maintaining a high antibody affinity and tumor killing properties. Lemzoparlimab’s unique property of minimal RBC binding and no significant hematologic changes has been extensively validated in a whole series of robust in vitro assays and non-human primate studies. In a GLP toxicology study involving 40 monkeys, no hematologic side-effects were seen even with repeated injections of 100 mg/kg doses. This unique property may enable lemzoparlimab to be used safely in a broader patient population to explore its treatment potential in cancers, differentiating it from other clinical stage lemzoparlimab investigational antibody drugs. Notably, the topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Therefore, we believe that lemzoparlimab, if approved, will be a potentially highly differentiated anti-tumor CD47 antibody with the advantage of minimizing hematologic side effects. In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS), and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

Uliledlimab is an internally developed, humanized inhibitory antibody against human CD73. CD73 is a homodimeric enzyme expressed in tumors and plays a critical role in suppressing immune cells in tumor micro-

environment. Uliledlimab displays sub-nanomolar binding affinity to CD73 and inhibits its nucleotidase activity. In vitro, uliledlimab completely reversed the AMP- or tumor cell-mediated suppression of T cells. In vivo, when combined with a PD-L1 antibody, uliledlimab exhibited a superior or synergistic inhibitory effect on tumor growth. The key differentiation of uliledlimab when compared to some of the other clinical stage antibodies of the same class, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in a complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” With this particular mode of action, uliledlimab, if approved, has the potential to become a highly differentiated CD73 antibody. We have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.

Plonmarlimab is an internally discovered neutralizing antibody against human granulocyte-macrophage colony-stimulating factor (“GM-CSF”), an important cytokine that plays a critical role in chronic inflammation and destruction in autoimmune diseases such as rheumatoid arthritis (“RA”). Plonmarlimab is a humanized IgG1 that displays high affinity binding to GM-CSF and blocks its signaling and downstream effects. Plonmarlimab is being developed for the treatment of autoimmune and inflammatory diseases, including RA and cytokine release syndrome (“CRS”). We have completed a single-dose first-in-human study in healthy volunteers in the United States. In China, plonmarlimab is the first antibody of its class entering clinical development. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in patients with rheumatoid arthritis (RA) in China. We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where GM-CSF is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy. In addition, since the COVID-19 outbreak, we have sprung into action to prioritize plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe COVID-19, in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States.

TJ210 is a novel monoclonal antibody directed at C5aR for cancers through a partnership with MorphoSys. In September 2020, the FDA has cleared the IND application for TJ210 to initiate a Phase 1 clinical trial. The trial is designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of TJ210 and is expected to commence by early 2021. We plan to work jointly with MorphoSys to develop this asset.

Bi-specific antibody panel—This novel antibody class represents an emerging and fast-moving area of new drug discovery. Bi-specific antibodies are typically constructed to have a dual specificity of two selected antibodies or combined properties of an antibody linked with a cytokine, previously called an immuno-cytokine. However, despite the recent success of checkpoint inhibitors, clinical efficacy of these drugs has been unsatisfactory. It is estimated that over 60% of cancer patients, including those with melanoma, renal cell cancer, colorectal cancer, non-small cell lung cancer, urothelial cancer and head and neck squamous cell carcinoma, do not respond to PD-1/PD-L1 monotherapies. In addition, some patients develop resistance after initial treatment with these therapies. As a result, the standard of care today leaves many cancer patients underserved. There is consensus among cancer immunologists that tumors that do not respond to PD-1/PD-L1 treatment have poor immunologic features, such as an absence or paucity of tumor-fighting immune cells or the presence of dysfunctional immune cells within the tumors, collectively known as “cold tumors.” We believe that PD-1/PD-L1 non-responders can be better treated with novel bi-specific antibodies. The unique and superior properties of these bi-specific antibodies over PD-L1 inhibitors alone stem from a second targeting component attached to the PD-L1 antibody moiety of the bi-specific molecules, thereby enabling them to elicit a sufficient immune response and converting a “cold tumor” to an immune-active “hot tumor.” Such unique properties of bi-specific antibodies cannot be substituted by a combination of the PD-L1 antibody with a selected second component (either cytokine or antibody) in a free form. The underlying mechanism is such that the second component must be structurally integrated with the tumor-engaging PD-L1 antibody in order to concentrate and function inside the tumor, which cannot be readily achieved by the two free agents used in combination.

We have successfully generated a panel of bi-specific antibodies in which our proprietary PD-L1 antibody acts as the backbone (the first signal) and is linked with various second components (the second signal), including, but not limited to, a 4-1BB agonist antibody (TJ-L14B), a B7-H3 antibody (TJ-L1H3), a CD47 antibody (TJ-L1C4) and an IL-7 cytokine (TJ-L1I7), which are shown to work with the PD-L1 backbone in various assays and cancer animal models. This unique panel of bi-specific antibodies is only made possible by our proprietary and partnered antibody engineering technologies and the availability of our proprietary monoclonal antibodies. Furthermore, we have generated two other bi-specific antibodies (TJ-C4GM and TJ-CLDN4B) that are tailor-made to function as novel fortified antibodies by linking lemzoparlimab with an engineered GM-CSF cytokine for the treatment of solid tumors and by linking our Claudin 18.2 antibody with a 4-1BB antibody as a unique gastric cancer treatment agent that only activates T cells conditionally upon tumor engagement. All bi-specific antibodies have been validated in a series of robust in vitro and in vivo studies for biology proof-of-concept, providing a solid basis for clinical validation in cancer patients.

Our Strategies

We plan to achieve our goal by pursuing the following strategies:

•	Rapidly advance our China Portfolio towards commercialization.

•	Expand our research and development capabilities and footprint in the United States to advance our Global Portfolio.

•	Build our manufacturing capabilities.

•	Maximize the value of our pipeline.

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

Risks Related to Our Financial Position and Need for Additional Capital

Risks and uncertainties related to our financial position and need for additional capital include, but are not limited to, the following:

•	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance; and

•

We recorded net cash outflow from operating activities since inception, and we may need to obtain additional financing to fund our operations, otherwise we may be unable to complete the development and commercialization of our major drug candidates.

Risks Related to Clinical Development, Obtaining Regulatory Approval and Commercialization of Our Drug Candidates and Our Reliance on Third Parties

Risks and uncertainties related to clinical development, obtaining regulatory approval and commercialization of our drug candidates include, but are not limited to, the following:

•	Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results;

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We depend substantially on the success of our drug candidates, all of which are in pre-clinical or clinical development, and our ability to identify additional drug candidates. If we are unable to identify new drug candidates, complete clinical development, obtain regulatory approval and commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed;

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We may not be able to identify, discover or in-license new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success;

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The regulatory approval processes of the NMPA, the FDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed;

•	Our drug candidates may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success;

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We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug candidates; and

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As we rely on third parties to conduct our pre-clinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

Risks Related to Our Intellectual Property

Risks and uncertainties related to our intellectual property include, but are not limited to, the following:

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If we are unable to obtain and maintain patent and other intellectual property protection for our drug candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, adversely affecting our ability to successfully commercialize any product or technology;

•	We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world, including in the PRC; and

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We have identified two material weaknesses in our internal controls, and if we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to Our Industry, Business and Operations and Doing Business in China

We are also subject to risks and uncertainties related to our industry, business and operations, and doing business in China in general, including, but not limited to, the following:

•	Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees;

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Our business and results of operations could be adversely affected by public health crisis (including the COVID-19 global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate;

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The adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and we could be delisted if we are unable to meet the PCAOB inspection requirement in time;

•	Changes in international trade policies and rising political tensions, particularly between the United States and China, may adversely impact our business and operating results; and

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Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

General Risks Related to Our ADSs and this Offering

In addition to the risks described above, we are subject to general risks related to the ADSs and this offering, including, but not limited to, the following:

•	The trading price of our ADSs may be volatile;

•	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment; and

•	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Corporate Information

Our principal executive offices are located at Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-6057-8000. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should submit any inquiries to the address or through the telephone number of our principal executive offices. Our main website is http://www.i-mabbiopharma.com/en/. The information contained on our website is not a part of this prospectus supplement.

THE OFFERING

Offering price	US$54.0 per ADS.

ADSs offered by the selling shareholders	3,283,950 ADSs (or 3,776,540 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	26,588,590 ADSs (or 27,081,180 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	165,477,620 ordinary shares (excluding 4,036,868 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans)

The ADSs	Each ten (10) ADSs represent twenty-three (23) ordinary shares, par value US$0.0001 per share.

The depositary or its nominee will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and all holders and beneficial owners of ADSs issued thereunder.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

Option to purchase additional ADSs	Certain selling shareholders have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 492,590 ADSs.

Use of proceeds	We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We, certain directors and certain selling shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of any

ADSs, ordinary shares or similar securities for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions. In addition, we will not authorize or permit Citibank, N.A., as depositary, to accept any deposit of any ordinary shares or issue any ADSs for any shareholders of our company (other than for persons that are not subject to the lock-up restrictions in the underwriting agreement) for 90 days after the date of this prospectus supplement unless we expressly consent to such deposit or issuance. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sales” and “Underwriting.”

In addition, each of Gaoling Fund, L.P. and YHG Investment, L.P (both controlled by Hillhouse) (collectively “the Hillhouse Entities”), is subject to certain lock-up obligations pursuant to the subscription agreement, as amended, with us. Each of the Hillhouse Entities shall not dispose of any of the ordinary shares purchased by Hillhouse Entities on December 17, 2020 within a 90-day period following December 17, 2020 to any person other than affiliates of the Hillhouse Entities, who shall be bound by the Hillhouse Entities’ lock-up obligations for the balance of each applicable lock-up period. Each of the Hillhouse Entities and their affiliates may directly or indirectly, place any charge, mortgage, lien, pledge, restrictions, security interest or other encumbrance in respect of the lock-up securities in connection with such Hillhouse Entity’s (or any of its affiliates’) margin loans, collars, derivative transactions or other such downside protection transactions to be entered into on or after the date of the subscription agreement. See Exhibit 10.1 to the registration statement on Form F-3 filed by us with the SEC on February 5, 2021 for more details on the lock-up obligations of the Hillhouse Entities.

Listing	Our ADSs are listed on the Nasdaq Global Market under the symbol “IMAB.” Our ADSs and shares are not listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on February 11, 2021.

Depositary	Citibank, N.A.

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position and Need for Additional Capital

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a clinical stage biopharmaceutical company with a limited operating history. Our operations to date have focused on organizing and staffing our operations, business planning, raising capital, establishing our intellectual property portfolio and conducting pre-clinical and clinical trials of our drug candidates. We have not yet demonstrated an ability to successfully manufacture, obtain marketing approvals for or commercialize our drug candidates. We have no products approved for commercial sale and have not generated any revenue from product sales. Consequently, any predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We are focused on the discovery and development of innovative drugs for the treatment of various immuno-oncological and immuno-inflammatory diseases. Our limited operating history, particularly in light of the rapidly evolving drug research and development industry in which we operate and the changing regulatory and market environments we encounter, may make it difficult to evaluate our prospects for future performance. As a result, any assessment of our future performance or viability is subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields as we seek to transition to a company capable of supporting commercial activities. If we do not address these risks and difficulties successfully, our business will suffer.

We have incurred net losses in each period since our inception and anticipate that we will continue to incur net losses for the foreseeable future and may never achieve or maintain profitability.

Investment in the development of biopharmaceutical products is highly speculative as it entails substantial upfront capital expenditures and significant risks that a drug candidate may fail to demonstrate efficacy and/or safety to gain regulatory or marketing approvals or become commercially viable. To date, we have financed our activities primarily through private placements. While we have generated revenue from licensing and collaboration deals, we have not generated any revenue from commercial product sales to date, and we continue to incur significant research and development expenses and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred net losses in each period since our inception. In 2017, 2018, 2019 and the nine months ended September 30, 2020, our net losses were RMB298.2 million, RMB402.8 million, RMB1,452.0 million (US$213.8 million) and RMB570.6 million (US$84.0 million), respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to continue to incur net losses in the foreseeable future, and that these net losses will increase as we carry out certain activities relating to our development, including, but not limited to, the following:

•	conducting clinical trials of our drug candidates;

•	manufacturing clinical trial materials through contract manufacturing organizations, or CMOs, in and out of China;

•	seeking regulatory approvals for our drug candidates;

•	commercializing our drug candidates for which we have obtained marketing approval;

•	completing the construction of and maintaining our manufacturing facilities;

•	hiring additional clinical, operational, financial, quality control and scientific personnel;

•	establishing a sales, marketing and commercialization team for any future products that have obtained regulatory approval;

•	seeking to identify additional drug candidates;

•	obtaining, maintaining, expanding and protecting our intellectual property portfolio;

•	enforcing and defending any intellectual property-related claims; and

•	acquiring or in-licensing other drug candidates, intellectual property and technologies.

Typically, it takes many years to develop one new drug from the time it is discovered to when it becomes available for treating patients. During the process, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend partially on the rate of the future growth of our expenses, our ability to generate revenues and the timing and amount of milestone payments and other payments that we receive from or pay to third parties. If any of our drug candidates fails during clinical trials or does not gain regulatory approval, or, even if approved, fails to achieve market acceptance, our business may not become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. Our prior losses and expected future losses have had, and will continue to have, an adverse effect on our working capital and shareholders’ equity.

We recorded net cash outflow from operating activities since our inception. We may need to obtain additional financing to fund our operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our major drug candidates.

Since our inception, our operations have consumed substantial amounts of cash. We had raised over US$400 million in pre-IPO financing in the past three years and received total net proceeds of approximately US$105.3 million from our initial public offering. We spent RMB252.2 million, RMB280.7 million, RMB868.0 million (US$127.8 million) and RMB582.6 million (US$85.8 million) in net cash to finance our operations in 2017, 2018, 2019 and the nine months ended September 30, 2020, respectively.

We expect our expenses to increase significantly in connection with our ongoing activities, particularly as we advance the clinical development of our clinical-stage drug candidates, continue the research and development of our pre-clinical stage drug candidates and initiate additional clinical trials of, and seek regulatory approval for, these and other future drug candidates.

In addition, if we obtain regulatory approvals for any of our drug candidates, we expect to incur significant commercialization expenses relating to product manufacturing, marketing, sales and distribution and post-approval commitments to continue monitoring the efficacy and safety data of our future products on the market. In particular, costs that may be required for the manufacture of any drug candidate that has received regulatory approval may be substantial as we may need to modify or increase our production capacity in the future at manufacturing facilities. We may also incur expenses as we create additional infrastructure to support our operations as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations through public or private equity offerings, debt financing, collaborations or licensing arrangements or other sources. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, limit, reduce or terminate our research and development programs or any future commercialization efforts.

The recent COVID-19 outbreak has brought uncertainties and interruptions to global economy and caused significant volatility across the financial markets, which had a cooling effect on the financing and investing activities in general. We believe that our current cash and cash equivalents, together with our cash generated from operating activities, financing activities, our initial public offering and private placement, will be sufficient to meet our present anticipated working capital requirements and capital expenditures. However, if the impact of the COVID-19 and volatility in the financial markets continue, our financing activities in future to raise additional capital may be materially and adversely affected, which may in turn have an adverse effect on our ability to meet our working capital requirement and our liquidity. For other risks related to the COVID-19, see “—Our business and results of operations could be adversely affected by public health crisis (including the COVID-19 global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”

Raising additional capital may cause dilution to the interests to the holders of our ADSs and our shareholders, restrict our operations or require us to relinquish rights to our technologies or drug candidates.

We may seek additional funding through a combination of equity offerings, debt financings, collaborations, licensing arrangements, strategic alliances or partnerships and government grants or subsidies. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs. The incurrence of additional indebtedness or the issuance of certain equity securities could give rise to increased fixed payment obligations and also result in certain additional restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, the issuance of additional equity securities, or the possibility of such issuance, may cause the market price of our ADSs to decline.

In the event we enter into collaborations or licensing arrangements in order to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party our rights to technologies or drug candidates on unfavorable terms, which we would have otherwise sought to develop or commercialize on our own or reserve for future potential arrangements when we are more likely to achieve more favorable terms.

Risks Related to Clinical Development of Our Drug Candidates

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. While our exclusive focus is to develop drug candidates with potential to become novel or highly differentiated drugs in China and globally, we cannot guarantee that we are able to achieve this for any of our drug candidates. Failure can occur at any time during the clinical development process. The results of pre-clinical studies and early clinical trials of our drug candidates may not be predictive of the results of later-stage clinical trials. Drug candidates during later stages of clinical trials may fail to show the desired results in safety and efficacy despite having progressed through pre-clinical studies and initial clinical trials and despite the level of scientific rigor in the study, design and adequacy of execution. In some instances, there can be significant variability in safety and/or efficacy results among different trials of the same drug candidate due to numerous factors, including, but not limited to, differences in individual patient conditions, including genetic differences, and other compounding factors, such as other medications or pre-existing medical conditions.

In the case of any trials we conduct, results may differ from earlier trials due to the larger number of clinical trial sites and additional countries and languages involved in such trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. We cannot guarantee that our future clinical trial results will be favorable based on currently available clinical and pre-clinical data.

We depend substantially on the success of our drug candidates, all of which are in pre-clinical or clinical development, and our ability to identify additional drug candidates. If we are unable to successfully identify new drug candidates, complete clinical development, obtain regulatory approval and commercialize our drug candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business will depend on the successful development, regulatory approval and commercialization of our drug candidates for the treatment of patients with our targeted indications, all of which are still in pre-clinical or clinical development, and other new drug candidates that we may identify and develop. As of the date of this prospectus supplement, we have obtained IND approvals from the NMPA for seven of our drug candidates, felzartamab, olamkicept, efineptakin, lemzoparlimab, uliledlimab, plonmarlimab and eftansomatropin. In addition, we have obtained IND approvals from the FDA for four of our drug candidates, lemzoparlimab, uliledlimab, plonmarlimab and TJ210; from the Taiwan Food and Drug Administration (the “TFDA”) for two of our drug candidates, felzartamab and olamkicept; and from the Korea Ministry of Food and Drug Safety (the “MFDS”) for olamkicept. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates in a timely manner, or at all. In addition, none of our drug candidates has been approved for marketing in China or any other jurisdiction. Each of our drug candidates will require additional pre-clinical and/or clinical development, regulatory approvals in multiple jurisdictions, development of manufacturing supply and capacity, substantial investment and significant marketing efforts before we generate any revenue from product sales.

The success of our drug candidates will depend on several factors, including but not limited to the successful completion of pre-clinical and/or clinical trials or studies, receipt of regulatory approvals from applicable regulatory authorities for planned clinical trials, future clinical trials or drug registrations, establishing adequate manufacturing capabilities and capacities, commercialization of our existing drug candidates, hiring sufficient technical experts to oversee all development and regulatory activities and license renewal and meeting of the safety requirements.

If we do not achieve one or more of these in a timely manner or at all, we could experience significant delays in our ability to obtain approval for our drug candidates, which would materially harm our business and we may not be able to generate sufficient revenues and cash flows to continue our operations. As a result, our financial condition, results of operations and prospects will be materially and adversely harmed.

We may not be able to identify, discover or in-license new drug candidates, and may allocate our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may later prove to be more profitable, or for which there is a greater likelihood of success.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval, and commercialization of our existing drug candidates, the success of our business depends in part upon our ability to identify, license, discover, develop, or commercialize additional drug candidates. Research programs to identify new drug candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or drug candidates that ultimately prove to be unsuccessful. Our research programs or licensing efforts may fail to identify, discover or in-license new drug candidates for clinical development and commercialization for a number of reasons, including, without limitation, the following:

•	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential drug candidates;

•	our potential drug candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval; and

•

it may take greater human and financial resources to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs than we possess, thereby limiting our ability to diversify and expand our drug portfolio.

Because we have limited financial and managerial resources, we focus on research programs and drug candidates for specific indications. As a result, we may forgo or delay pursuit of opportunities with other drug candidates or for other indications that later may prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our drug candidates or to develop suitable potential drug candidates through internal research programs, which could materially adversely affect our future growth and prospects.

If we encounter delays or difficulties enrolling patients in our clinical trials, our clinical development progress could be delayed or otherwise adversely affected.

We may not be able to initiate or continue clinical trials for our drug candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the NMPA, the FDA, or similar regulatory authorities, or if there are delays in the enrollment of eligible patients as a result of the competitive clinical enrollment environment. The inability to enroll a sufficient number of patients who meet the applicable criteria for our clinical trials would result in significant delays. As of the date of this prospectus supplement, we have initiated clinical trials for olamkicept in South Korea and Greater China, for efineptakin in China, for felzartamab in Greater China, for lemzoparlimab, plonmarlimab and uliledlimab in China and the United States. In addition, we expect to initiate clinical trials for TJ210 by early 2021 in the United States.

In addition, some of our competitors have ongoing clinical trials for drug candidates that treat the same indications as our drug candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in the clinical trials of our competitors’ drug candidates, which may further delay our clinical trial enrollments.

Patient enrollment for our clinical trials may be affected by other factors, including but not limited to the following:

•	severity of the disease under investigation;

•	total size and nature of the relevant patient population;

•	design and eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the drug candidate under study;

•	our resources to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	availability of competing therapies also undergoing clinical trials;

•	our investigators’ or clinical trial sites’ efforts to screen and recruit eligible patients; and

•	proximity and availability of clinical trial sites for prospective patients.

Even if we are able to enroll a sufficient number of patients in our clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates.

If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

Before obtaining regulatory approval for the sale of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. We may experience numerous unexpected events during, or as a result of, clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our drug candidates, including, without limitation:

•	regulators, institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•

our inability to reach agreements on acceptable terms with prospective CROs and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•

manufacturing issues, including problems with manufacturing, supply quality, compliance with good manufacturing practice, or GMP, or obtaining sufficient quantities of a drug candidate from third parties for use in a clinical trial;

•

clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide to conduct additional clinical trials or abandon drug development programs, or regulators may require us to do so;

•

the number of patients required for clinical trials of our drug candidates may be larger than we anticipate, enrollment may be insufficient or slower than we anticipate or patients may drop out at a higher rate than we anticipate;

•	our third-party contractors, including clinical investigators, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including a finding of a lack of clinical response or other unexpected characteristics or a finding that participants are being exposed to unacceptable health risks;

•

regulators, IRBs or ethics committees may require that we or our investigators suspend or terminate clinical research or not rely on the results of clinical research for various reasons, including non-compliance with regulatory requirements;

•	the cost of clinical trials of our drug candidates may be greater than we anticipate; and

•	the supply or quality of our drug candidates, companion diagnostics or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently plan, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if they raise safety concerns, we may (i) be delayed in obtaining regulatory approval for our drug candidates; (ii) obtain approval for indications that are not as broad as intended; (iii) not obtain regulatory approval at all; (iv) have the drug removed from the market after obtaining regulatory approval; (v) be subject to additional post-marketing testing requirements; (vi) be subject to restrictions on how the drug is distributed or used; or (vii) be unable to obtain reimbursement for use of the drug.

Significant clinical trial delays may also increase our development costs and could shorten any periods during which we have the exclusive right to commercialize our drug candidates or allow our competitors to bring drugs to market before we do. This could impair our ability to commercialize our drug candidates and may harm our business and results of operations.

Risks Related to Obtaining Regulatory Approval for Our Drug Candidates

All material aspects of the research, development and commercialization of pharmaceutical products are heavily regulated.

All jurisdictions in which we intend to conduct our pharmaceutical-industry activities regulate these activities in great depth and detail. We intend to focus our activities in the major markets of China and the United States. These jurisdictions strictly regulate the pharmaceutical industry, and in doing so they employ broadly similar regulatory strategies, including regulation of product development and approval, manufacturing, and marketing, sales and distribution of products. However, there are differences in the regulatory regimes that make for a more complex and costly regulatory compliance burden for a company like us that plans to operate in these regions.

The process of obtaining regulatory approvals and compliance with appropriate laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process and approval process, or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include: refusal to approve pending applications; withdrawal of an approval; license revocation; clinical hold; voluntary or mandatory product recalls; product seizures; total or partial suspension of production or distribution; injunctions; fines; refusals of government contracts; providing restitution; undergoing disgorgement; or other civil or criminal penalties. Failure to comply with these regulations could have a material adverse effect on our business.

The regulatory approval processes of the NMPA, the FDA and other comparable regulatory authorities are time-consuming and may evolve over time, and if we are ultimately unable to obtain regulatory approval for our drug candidates, our business will be substantially harmed.

The time required to obtain the approval of the NMPA, the FDA and other comparable regulatory authorities is inherently uncertain and depends on numerous factors, including the substantial discretion of the regulatory authorities. Generally, such approvals take many years to obtain following the commencement of pre-clinical studies and clinical trials, although they are typically provided within 12 to 18 months after clinical trials are completed. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions. As of the date of this prospectus supplement, we have obtained IND approvals from the NMPA for seven of our drug candidates, felzartamab, olamkicept, efineptakin, lemzoparlimab, uliledlimab, plonmarlimab and eftansomatropin. In addition, we have obtained IND approvals from the FDA for four of our drug candidates, lemzoparlimab, uliledlimab, plonmarlimab and TJ210; from the TFDA for two of our drug candidates, felzartamab and olamkicept; and from the MFDS for olamkicept. However, we cannot guarantee that we are able to obtain regulatory approvals for our other existing drug candidates or any drug candidates we may discover, in-license or acquire and seek to develop in the future.

Our drug candidates could fail to receive the regulatory approval of the NMPA, the FDA or a comparable regulatory authority for many reasons, including, without limitation:

•	disagreement with the design or implementation of our clinical trials;

•	failure to demonstrate that a drug candidate is safe and effective and potent for its proposed indication;

•	failure of our clinical trial results to meet the level of statistical significance required for approval;

•	failure of our clinical trial process to pass relevant good clinical practice (“GCP”) inspections;

•	failure to demonstrate that a drug candidate’s clinical and other benefits outweigh its safety risks;

•	disagreement with our interpretation of data from pre-clinical studies or clinical trials;

•

insufficient data collected from the clinical trials of our drug candidates to support the submission and filing of a new drug application, or NDA, or other submissions or to obtain regulatory approval;

•	failure of our drug candidates to pass current Good Manufacturing Practice (“cGMP”), inspections during the regulatory review process or across the production cycle of our drug;

•	failure of our clinical sites to pass audits carried out by the NMPA, the FDA or comparable regulatory authorities, resulting in a potential invalidation of our research data;

•

findings by the NMPA, the FDA or comparable regulatory authorities of deficiencies related to our manufacturing processes or the facilities of third-party manufacturers with whom we contract for clinical and commercial supplies;

•	changes in approval policies or regulations that render our pre-clinical and clinical data insufficient for approval; and

•	failure of our clinical trial process to keep up with any scientific or technological advancements required by approval policies or regulations.

The NMPA, the FDA or a comparable regulatory authority may require more information, including additional pre-clinical or clinical data, to support approval, which may delay or prevent approval and our commercialization plans. Even if we were to obtain approval, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, grant approval contingent on the performance of costly post-marketing clinical trials, or approve a drug candidate with an indication that is not desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could materially harm the commercial prospects of our drug candidates.

The absence of patent linkage, patent term extension and data and market exclusivity for NMPA-approved pharmaceutical products could increase the risk of early generic competition with our products in China.

In the United States, the Federal Food, Drug and Cosmetic Act, as amended by the law generally referred to as “Hatch-Waxman,” provides the opportunity for patent-term restoration, meaning a patent term extension of up to five years to reflect patent term lost during certain portions of product development and the FDA regulatory review process. Hatch-Waxman also has a process for patent linkage, pursuant to which the FDA will stay approval of certain follow-on applications during the pendency of litigation between the follow-on applicant and the patent holder or licensee, generally for a period of 30 months. Finally, Hatch-Waxman provides for statutory exclusivities that can prevent submission or approval of certain follow-on marketing applications. For example, federal law provides a five-year period of exclusivity within the United States to the first applicant to obtain approval of a new chemical entity and three years of exclusivity protecting certain innovations to previously approved active ingredients where the applicant was required to conduct new clinical investigations to obtain approval for the modification. Similarly, the United States Orphan Drug Act provides seven years of market exclusivity for certain drugs to treat rare diseases, where the FDA designates the drug candidate as an orphan drug and the drug is approved for the designated orphan indication. These provisions, designed to promote innovation, can prevent competing products from entering the market for a certain period of time after the FDA grants marketing approval for the innovative product.

Depending upon the timing, duration and specifics of any FDA marketing approval process for any drug candidates we may develop, one or more of our U.S. patents, if issued, may be eligible for limited patent term extension under Hatch-Waxman. Hatch-Waxman permits a patent extension term of up to five years as compensation for patent term lost during clinical trials and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Furthermore, the applicable time period or the scope of patent protection afforded could be less than we request.

In China, however, there is no currently effective law or regulation providing for patent term extension, patent linkage, or data exclusivity (referred to as regulatory data protection). Therefore, a lower-cost generic drug can emerge onto the market much more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. To be implemented, this framework will require adoption of regulations. To date, no regulations have been issued. These factors result in weaker protection for us against generic competition in China than could be available to us in the United States. For instance, the patents we have in China are not yet eligible to be extended for patent term lost during clinical trials and the regulatory review process. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed.

Our drug candidates may cause undesirable adverse events or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval.

Undesirable adverse events caused by our drug candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive label, a delay or denial of regulatory approval by the NMPA, the FDA or other comparable regulatory authorities, or a significant change in our clinical protocol or even our development plan. In particular, as is the case with drugs treating cancers and auto-immune diseases, it is likely that there may be side effects, such as nausea, fatigue and infusion-related reactions, associated with the use of certain of our drug candidates. Results of our trials could reveal a high and unacceptable severity or prevalence of certain adverse events. In such an event, our trials could be suspended or terminated and the NMPA, the FDA or other comparable regulatory authorities could order us to cease further development of, or deny approval of, our drug candidates for any or all targeted indications. Adverse events related to our drug candidates may affect patient recruitment or the ability of enrolled subjects to complete the trial, and could result in potential liability claims. Any of these occurrences may significantly harm our reputation, business, financial condition and prospects.

Additionally, if we or others identify undesirable side effects caused by those of our existing drug candidates that have received regulatory approval, or our other drug candidates after having received regulatory approval, this may lead to potentially significant negative consequences which include, but are not limited to, the following:

•	we may suspend marketing of the drug candidate;

•	regulatory authorities may withdraw their approvals of or revoke the licenses for the drug candidate;

•	regulatory authorities may require additional warnings on the label;

•

the FDA may require the establishment of a Risk Evaluation and Mitigation Strategy, or REMS, or the NMPA or a comparable regulatory authority may require the establishment of a similar strategy that may, for instance, restrict distribution of our drugs and impose burdensome implementation requirements on us;

•	we may be required to conduct specific post-marketing studies;

•	we could be subjected to litigation proceedings and held liable for harm caused to subjects or patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any particular drug candidate that is approved and could significantly harm our business, results of operations and prospects.

Further, combination therapy, such as using our wholly-owned drug candidates as well as third-party agents, may involve unique adverse events that could be exacerbated compared with adverse events from monotherapies. Results of our trials could reveal a high and unacceptable severity or prevalence of adverse events. These types of adverse events could be caused by our drug candidates and could cause us or regulatory authorities to interrupt, delay or halt clinical trials and may result in a more restrictive indication or the delay or denial of regulatory approval by the NMPA, the FDA or other comparable regulatory authority.

If we are unable to obtain the NMPA approval for our drug candidates to be eligible for an expedited registration pathway as innovative drug candidates, the time and cost we incur to obtain regulatory approvals may increase.

The NMPA has mechanisms in place for expedited review and approval for drug candidates that are innovative drug applications, provided such drug or drug candidate has a new and clearly defined structure, pharmacological property and apparent clinical value and has not been marketed anywhere in the world. However, there is no assurance that an innovative drug designation will be granted by the NMPA for any of our drug candidates. Moreover, an innovative drug designation, which is typically granted only towards the end of a drug’s developmental stage, does not increase the likelihood that our drug candidates will receive regulatory approval on a fast-track basis, or at all.

Further, there have been recent regulatory initiatives in China in relation to clinical trial approvals, the evaluation and approval of certain drugs and medical devices and the simplification and acceleration of the clinical trial process.

As a result, the regulatory process in China is evolving and subject to change. Any future policies, or changes to current polices might require us to change our planned clinical study design or otherwise spend additional resources and effort to obtain approval of our drug candidates. In addition, policy changes may contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for our drug candidates in the PRC, or any approval contains significant limitations, we may not be able to obtain sufficient funding or generate sufficient revenue to continue the development of our drug candidates or any other drug candidate that we may in-license, acquire or develop in the future.

Even if we receive regulatory approval for our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expenses and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

If the NMPA, the FDA or a comparable regulatory authority approves any of our drug candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the drug will be subject to extensive and ongoing regulatory requirements on pharmacovigilance. These requirements include submissions of safety and other post-marketing information and reports, registration, random quality control testing, adherence to any chemistry, manufacturing, and controls (“CMC”), variations, continued compliance with current cGMPs, and GCPs and potential post-approval studies for the purposes of license renewal.

Any regulatory approvals that we receive for our drug candidates may also be subject to limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 studies for the surveillance and monitoring of the safety and efficacy of the drug.

In addition, once a drug is approved by the NMPA, the FDA or a comparable regulatory authority for marketing, it is possible that there could be a subsequent discovery of previously unknown problems with the drug, including problems with third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements. If any of the foregoing occurs with respect to our drug products, it may result in, among other things:

•	restrictions on the marketing or manufacturing of the drug, withdrawal of the drug from the market, or voluntary or mandatory drug recalls;

•	fines, warning letters or holds on our clinical trials;

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refusal by the NMPA, the FDA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of drug license approvals;

•	refusal by the NMPA, the FDA or comparable regulatory authorities to accept any of our other IND approvals, NDAs or BLAs;

•	drug seizure or detention, or refusal to permit the import or export of drugs; and

•	injunctions or the imposition of civil, administrative or criminal penalties.

Any government investigation of alleged violations of law could require us to expend significant time and resources and could generate negative publicity. Moreover, regulatory policies may change or additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are not able to maintain regulatory compliance, we may lose the regulatory approvals that we have already obtained and may not achieve or sustain profitability, which in turn could significantly harm our business, financial condition and prospects.

Illegal and/or parallel imports and counterfeit pharmaceutical products may reduce demand for our future approved drug candidates and could have a negative impact on our reputation and business.

The illegal importation of competing products from countries where government price controls or other market dynamics result in lower prices may adversely affect the demand for our future approved drug candidates and, in turn, may adversely affect our sales and profitability in China and other countries where we commercialize our products. Unapproved foreign imports of prescription drugs are illegal under the current laws of China. However, illegal imports may continue to occur or even increase as the ability of patients and other customers to obtain these lower priced imports continues to grow. Furthermore, cross-border imports from lower-priced markets (which are known as parallel imports) into higher-priced markets could harm sales of our future drug products and exert commercial pressure on pricing within one or more markets. In addition, competent government authorities may expand consumers’ ability to import lower priced versions of our future approved products or competing products from outside China or other countries where we operate. Any future legislation or regulations that increase consumer access to lower priced medicines from outside China or other countries where we operate could have a material adverse effect on our business.

Certain products distributed or sold in the pharmaceutical market may be manufactured without proper licenses or approvals, or be fraudulently mislabeled with respect to their content or manufacturers. These products are generally referred to as counterfeit pharmaceutical products. The counterfeit pharmaceutical product control and enforcement system, particularly in developing markets such as China, may be inadequate to discourage or eliminate the manufacturing and sale of counterfeit pharmaceutical products imitating our products. Since counterfeit pharmaceutical products in many cases have very similar appearances compared with the authentic pharmaceutical products but are generally sold at lower prices, counterfeits of our products could quickly erode the demand for our future approved drug candidates.

In addition, counterfeit pharmaceutical products are not expected to meet our or our collaborators’ rigorous manufacturing and testing standards. A patient who receives a counterfeit pharmaceutical product may be at risk for a number of dangerous health consequences. Our reputation and business could suffer harm as a result of counterfeit pharmaceutical products sold under our or our collaborators’ brand name(s). In addition, thefts of inventory at warehouses, plants or while in-transit, which are not properly stored and which are sold through unauthorized channels, could adversely impact patient safety, our reputation and our business.

Risks Related to Commercialization of Our Drug Candidates

Our drug candidates may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

Even if our drug candidates receive regulatory approval, they may nonetheless fail to gain sufficient market acceptance by physicians and patients and others in the medical community. Physicians and patients may prefer other drugs or drug candidates to ours. If our drug candidates do not achieve an adequate level of acceptance, we may not generate significant revenue from sales of our drugs or drug candidates and may not become profitable.

The degree of market acceptance of our drug candidates, if and only when they are approved for commercial sale, will depend on a number of factors, including, but not limited to:

•	the clinical indications for which our drug candidates are approved;

•	physicians, hospitals and patients considering our drug candidates as a safe and effective treatment;

•	whether our drug candidates have achieved the perceived advantages of our drug candidates over alternative treatments;

•	the prevalence and severity of any side effects;

•	product labeling or package insert requirements of the NMPA, the FDA or other comparable regulatory authorities;

•	limitations or warnings contained in the labeling approved by the NMPA, the FDA or other comparable regulatory authorities;

•	timing of market introduction of our drug candidates as well as competitive drugs;

•	cost of treatment in relation to alternative treatments;

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availability of adequate coverage and reimbursement under the national and provincial reimbursement drug lists in the PRC, or from third-party payors and government authorities in the United States or any other jurisdictions;

•	willingness of patients to pay any out-of-pocket expenses in the absence of coverage and reimbursement by third-party payors and government authorities;

•	relative convenience and ease of administration, including as compared with alternative treatments and competitive therapies; and

•	the effectiveness of our sales and marketing efforts.

If our drug candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals or others in the medical community, we will not be able to generate significant revenue or become profitable. Even if our drugs achieve market acceptance, we may not be able to maintain such market acceptance over time if new products or technologies are introduced which are more favorably received than our drugs, are more cost effective or render our drugs obsolete.

We face intense competition and rapid technological change and the possibility that our competitors may develop therapies that are similar, more advanced, or more effective than ours, which may adversely affect our financial condition and our ability to successfully commercialize our drug candidates.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. While our exclusive focus is to develop drug candidates with potential to become novel or highly differentiated drugs, we continue to face competition with respect to our current drug candidates, and will face competition with respect to any drug candidates that we may seek to develop or commercialize in the future. Our competitors include major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. We are developing our drug candidates for the treatment of cancer in competition with a number of large biopharmaceutical companies that currently market and sell drugs or are pursuing the development of drugs also for the treatment of cancer. Some of these competitive drugs and therapies are based on scientific approaches that are the same as or similar to our approach, and others are based on entirely different approaches. For details, see “Business—Our Drug Pipeline.” Potential competitors further include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval from the NMPA, the FDA or other comparable regulatory authorities more rapidly than we are able to and may be more effective in selling and marketing their products as well. For example, the NMPA has recently accelerated market approval of drugs for diseases with high unmet medical need. In particular, the NMPA may review and approve drugs that have gained regulatory market approval in the United States, the European Union or Japan in the recent ten years without requiring further clinical trials in China. This may lead to potential increased competition from drugs which have already obtained approval in other jurisdictions.

Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring, or licensing on an exclusive basis, products that are more effective or less costly than any drug candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our potential drug candidates uneconomical or obsolete, and we may not be successful in marketing our drug candidates against competitors.

The manufacture of biopharmaceutical products is a complex process which requires significant expertise and capital investment, and if we encounter problems in establishing our manufacturing capabilities or manufacturing our future products, our business could suffer.

We have limited experience in managing the manufacturing process. The manufacture of biopharmaceutical products is a complex process, in part due to strict regulatory requirements. As of the date of this prospectus supplement, we have no existing manufacturing infrastructure or capabilities. We intend to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a fully integrated biopharma company. We have taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The Hangzhou Facility targets to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by the end of 2021 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023. Construction is expected to commence in April 2021 and ready for use by the end of 2023. However, the investment for building this new biologics manufacturing facility that is compliant with cGMP regulations will be a significant upfront cost for us. In turn, this could materially harm our commercialization plans.

In addition, problems may arise during the manufacturing process for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures, problems with raw materials, delays related to the construction of new facilities or expansion of any future manufacturing facilities, including changes in manufacturing production sites and limits to manufacturing capacity due to regulatory requirements, changes in the types of products produced, increases in the prices of raw materials, physical limitations that could inhibit continuous supply, man-made or natural disasters and environmental factors. If problems arise during the production of a batch of future products, that batch of future products may have to be discarded and we may experience product shortages or incur added expenses. This could, among other things, lead to increased costs, lost revenue, damage to customer relationships, time and expense spent investigating the cause and, depending on the cause, similar losses with respect to other batches or products. If problems are not discovered before such product is released to the market, recall and product liability costs may also be incurred.

We have no experience in launching and marketing drug candidates. We may not be able to effectively build and manage our sales network, or benefit from third-party collaborators’ sales network.

We currently have no sales, marketing or commercial product distribution capabilities and have no experience in marketing drugs. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other biopharmaceutical companies to recruit, hire, train and retain marketing and sales personnel.

If we are unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all of the drugs we develop, we will likely pursue collaborative arrangements regarding the sales and marketing of our drugs. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or, if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend on the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our drug candidates ourselves. We will also face competition in our search for third parties to assist us with the sales and marketing efforts of our drug candidates.

There can be no assurance that we will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product, and as a result, we may not be able to generate product sales revenue.

Even if we are able to commercialize any approved drug candidates, reimbursement may be limited or unavailable in certain market segments for our drug candidates, and we may be subject to unfavorable pricing regulations, which could harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new therapeutic products vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory approval for a drug in a particular country, but then be subject to price regulations that delay our commercial launch of the drug and negatively impact the revenues we are able to generate from the sale of the drug in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more drug candidates, even if our drug candidates obtain regulatory approval. For example, according to a statement, Opinions on Reforming the Review and Approval Process for Pharmaceutical Products and Medical Devices, issued by the PRC State Council in August 2015, the enterprises applying for new drug approval will be required to undertake that the selling price of new drug on PRC mainland market shall not be higher than the comparable market prices of the product in its country of origin or PRC’s neighboring markets, as applicable.

Our ability to commercialize any drugs successfully also will depend in part on the extent to which reimbursement for these drugs and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the global healthcare industry is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any drug for which we obtain regulatory approval. Obtaining reimbursement for our drugs may be particularly difficult because of the higher prices often associated with drugs administered under the supervision of a physician. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any drug candidate that we successfully develop.

There may be significant delays in obtaining reimbursement for approved drug candidates, and coverage may be more limited than the purposes for which the drug candidates are approved by the NMPA, the FDA or other comparable regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Payment rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower cost drugs that are already reimbursed, and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future weakening of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any future approved drug candidates and any new drugs that we develop could have a material adverse effect on our business, our operating results, and our overall financial condition.

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our drug candidates and affect the prices we may obtain.

In the United States and certain other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our drug candidates, restrict post-approval activities and affect our ability to sell profitably any drug candidates for which we obtain marketing approval.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, became law. The ACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the ACA of importance to our drug candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service Act’s pharmaceutical pricing program;

•	new requirements to report to CMS financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report to the FDA drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our drug candidates may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

As we out-license some of our commercialization rights and engage in other forms of collaboration worldwide, including conducting clinical trials abroad, we may be exposed to specific risks of conducting our business and operations in international markets.

Markets outside of China form an important component of our growth strategy, as we out-license some of our commercialization rights to third parties outside the PRC and conduct certain of our clinical trials abroad. If we fail to obtain applicable licenses or fail to enter into strategic collaboration arrangements with third parties in these markets, or if these collaboration arrangements turn out unsuccessful, our revenue-generating growth potential will be adversely affected.

Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

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efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of drug candidates;

•	changes in a specific country’s or region’s political and cultural climate or economic condition;

•	differing regulatory requirements for drug approvals and marketing internationally;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	potentially reduced protection for intellectual property rights;

•	potential third-party patent rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation or political instability;

•	compliance with tax, employment, immigration and labor laws for employees traveling abroad;

•	the effects of applicable non-PRC tax structures and potentially adverse tax consequences;

•	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;

•	workforce uncertainty and labor unrest;

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the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;

•

failure of our employees and contracted third parties to comply with Office of Foreign Assets Control rules and regulations and the Foreign Corrupt Practices Act of the United States, and other applicable rules and regulations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

If safety, efficacy, or other issues arise with any medical product that is used in combination with our drug candidates, we may be unable to market such drug candidate or may experience significant regulatory delays or supply shortages, and our business could be materially harmed.

We plan to develop certain of our drug candidates for use as a combination therapy. If the NMPA, the FDA or another comparable regulatory agency revokes its approval of another therapeutic we use in combination with our drug candidates, we will not be able to market our drug candidates in combination with such revoked therapeutic. If safety or efficacy issues arise with these or other therapeutics that we seek to combine with our drug candidates in the future, we may experience significant regulatory delays, and we may be required to redesign or terminate the applicable clinical trials. In addition, if manufacturing or other issues result in a supply shortage of any component of our combination drug candidates or if we cannot secure supply of any component of our drug candidates at commercially reasonable or acceptable prices, we may not be able to complete clinical development of our drug candidates on our current timeline or within our current budget, or at all.

Lack of third-party combination drugs may materially and adversely affect demand for our drugs.

Our drug candidates may be administered in combination with drugs of other pharmaceutical companies as one regimen. In addition, we often use such third-party drugs in our development and clinical trials as controls for our studies. As a result, both the results of our clinical trials and the sales of our drugs may be affected by the availability of these third-party drugs. If other pharmaceutical companies discontinue these combination drugs, regimens that use these combination drugs may no longer be prescribed, and we may not be able to introduce or find an alternative drug to be used in combination with our drugs at all or in a timely manner and on a cost-effective basis. As a result, demand for our drugs may be lowered, which would in turn materially and adversely affect our business and results of operations.

Risks Related to Our Reliance on Third Parties

As we rely on third parties to conduct our pre-clinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We have relied on and plan to continue to rely on third-party contract research organization (“CROs”) to monitor and manage data for some of our ongoing pre-clinical and clinical programs. We rely on these parties for the execution of our pre-clinical and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We also rely on third parties to assist in conducting our pre-clinical studies in accordance with Good Laboratory Practices (“GLP”). We and our CROs are required to comply with GCP, GLP and other regulatory regulations and guidelines enforced by the NMPA, the FDA and comparable foreign regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these GCP, GLP or other regulatory requirements through periodic inspections of trial sponsors, investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP, GLP or other regulatory requirements, the relevant data generated in our clinical trials may be deemed unreliable and the NMPA, the FDA or other comparable regulatory authorities may require us to perform additional clinical studies before approving our marketing applications. There can be no assurance that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP requirements. In addition, our clinical trials must be conducted with drug candidates or products produced under cGMP requirements. Failure to comply with these regulations may require us to repeat pre-clinical and clinical trials, which would delay the regulatory approval process.

Our CROs have the right to terminate their agreements with us in the event of an unrectified material breach. If any of our relationships with our third-party CROs is terminated, we may not be able to (i) enter into arrangements with alternative CROs or do so on commercially reasonable terms or (ii) meet our desired clinical development timelines. In addition, there is a natural transition period when a new CRO commences work, and the new CRO may not provide the same type or level of services as the original provider and data from our clinical trials may be compromised as a result. There is also a need for relevant technology to be transferred to the new CRO, which may take time and further delay our development timelines.

Except for remedies available to us under our agreements with our CROs, we cannot control whether or not our CROs devote sufficient time and resources to our ongoing clinical, nonclinical and pre-clinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, our results of operations and the commercial prospects for our drug candidates would be harmed and our costs could increase. In turn, our ability to generate revenues could be delayed or compromised.

Because we rely on third parties, our internal capacity to perform these functions is limited. Outsourcing these functions involves certain risks that third parties may not perform to our standards, may not produce results in a timely manner or may fail to perform at all. In addition, the use of third-party service providers requires us to disclose our proprietary information to these third parties, which could increase the risk that such information will be misappropriated. We currently have a small number of employees, which limits the internal resources we have available to identify and monitor our third-party service providers. To the extent we are unable to identify and successfully manage the performance of third-party service providers in the future, our business may be adversely affected. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We expect to rely on third parties to manufacture at least a portion of our drug candidate supplies, and we intend to rely on third parties for at least a portion of the manufacturing process of our drug candidates, if approved. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

Although we plan to either construct or acquire a facility that will be used as our clinical-scale manufacturing and processing facility, we intend to also partially rely on third-party vendors to manufacture supplies and process our drug candidates. We have not yet manufactured or processed our drug candidates on a commercial scale and may not be able to do so for any of our drug candidates. We have limited experience in managing the manufacturing process, and our process may be more difficult or expensive than the approaches currently in use.

Our anticipated reliance on third-party manufacturers exposes us to certain risks, including, but not limited to, the following:

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we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the NMPA, the FDA or other comparable regulatory authorities must approve any manufacturers as part of their regulatory oversight of our drug candidates. This approval would require new testing and cGMP-compliance inspections by the NMPA, the FDA or other comparable regulatory authorities. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our drugs;

•

our contract manufacturers may have little or no experience with manufacturing our drug candidates, and therefore may require a significant amount of support from us in order to implement and maintain the infrastructure and processes required to manufacture our drug candidates;

•	our contract manufacturers may have limited capacity or limited manufacturing slots, which may affect the timeline for the production of our drugs;

•	our contract manufacturers might be unable to timely manufacture our drug candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

•	contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

•

our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our drugs, or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our drugs;

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our contract manufacturers are subject to ongoing periodic unannounced inspections by the NMPA and the FDA to ensure strict compliance with cGMP and other government regulations in the PRC and the United States, respectively, and by other comparable regulatory authorities for corresponding regulatory requirements. We do not have control over third-party manufacturers’ compliance with these regulations and requirements;

•	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our drugs;

•	our contract manufacturers could breach or terminate their agreements with us;

•	our contract manufacturers may be unable to sustain their business and become bankrupt as a result;

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raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•	products and components from our third-party manufacturers may be subject to additional customs and import charges, which may cause us to incur delays or additional costs as a result;

•	our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

•	our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our drug candidates by the NMPA, the FDA or other comparable regulatory authorities, result in higher costs or adversely impact the commercialization of our drug candidates. In addition, we will rely on third parties to perform certain specification tests on our drug candidates prior to delivery to patients. If these tests are not appropriately done and test data is not reliable, patients could be put at risk of serious harm and the NMPA, the FDA or other comparable regulatory authorities could place significant restrictions on our company until deficiencies are remedied.

The manufacture of biopharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Currently, our drug raw materials for our manufacturing activities are supplied by multiple source suppliers. We have agreements for the supply of drug materials with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted, our business would be materially harmed.

Manufacturers of biopharmaceutical products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process, including the absence of contamination. These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error and availability of qualified personnel, as well as compliance with strictly enforced regulations in the PRC, the United States and other applicable jurisdictions. Further, if contaminants are discovered in the supply of our drug candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time for us to investigate and remedy the contamination. There can be no assurance that any stability failures or other issues relating to the manufacture of our drug candidates will not occur in the future. Additionally, our contract manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environment. If our contract manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our drug candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

We have entered into collaborations and may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and we may not realize the benefits of such alliances or licensing arrangements.

We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our drug candidates and any future drug candidates that we may develop. Any of these relationships may require us to incur recurring or non-recurring expenses and other charges, increase our near and long-term expenditures, issue securities that dilute the value of our ADSs, or disrupt our management and business. For example, we have entered into a license and collaboration agreement with MorphoSys AG (“MorphoSys”), pursuant to which we in-licensed from MorphoSys the development and commercialization rights of felzartamab in Greater China. Another example is our collaboration with AbbVie. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau. The effectiveness of the contract with AbbVie is subject to our performance of certain contractual obligations and regulatory approval; such approval may not be obtained or may be delayed, which could result in a detrimental effect on our collaboration. For a more detailed discussion, please see “Business—Our Global Strategic Collaborations—Global Strategic Partnership with AbbVie.” In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex.

Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our drug candidates because they may be deemed to be at too early a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for the development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party.

Further, collaborations involving our drug candidates are subject to specific risks, which include, but are not limited to, the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•

collaborators may not pursue the development and commercialization of our drug candidates or may elect not to continue or renew the development or commercialization programs based on clinical trial results, change in their strategic focus due to the acquisition of competitive drugs, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial, discontinue a clinical trial, repeat or conduct new clinical trials, or require a new formulation of a drug candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, drugs that compete directly or indirectly with our drug candidates or future drugs;

•	collaborators with marketing and distribution rights to one or more of our drug candidates or future drugs may not commit sufficient resources to their marketing and distribution;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•	collaborators may not always be cooperative or responsive in providing their services in a clinical trial;

•

disputes may arise between us and a collaborator that cause a delay or termination of the research, development or commercialization of our drug candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates; and

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collaborators may own or co-own intellectual property covering our drug candidates or future drugs that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property.

As a result, if we enter into collaboration agreements and strategic partnerships or license our drugs, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate these agreements or partnerships with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business.

Neither can we be certain that, following a strategic transaction or license, we will be able to achieve the revenue or specific net income that justifies such transaction. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market and generate product sales revenue, which would harm our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our drug candidates, or if the scope of such intellectual property rights obtained is not sufficiently broad, third parties could develop and commercialize products and technologies similar or identical to ours and compete directly against us, and our ability to successfully commercialize any product or technology may be adversely affected.

Our success depends in large part on our ability to protect our proprietary technology and drug candidates from competition by obtaining, maintaining, defending and enforcing our intellectual property rights, including patent rights. As of September 30, 2020, our owned patent portfolio consists of 11 issued patents and 223 patent applications primarily in connection with the drug candidates in our Global Portfolio, including 12 Patent Cooperation Treaty (“PCT”) patent applications, 16 U.S. patent applications, 18 PRC patent applications and 177 patent applications in other jurisdictions. In addition, as of September 30, 2020, we in-licensed the Greater China and Korea rights relating to 22 issued patents and 34 pending patent applications primarily in connection with felzartamab, eftansomatropin, olamkicept, enoblituzumab and efineptakin. We seek to protect the drug candidates and technology that we consider commercially important by filing patent applications in China, the United States and other countries or regions, relying on trade secrets or pharmaceutical regulatory protection or employing a combination of these methods. This process is expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications in all jurisdictions at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or drug candidates or which effectively prevent others from commercializing competitive technologies and drug candidates. The patent examination process may require us or our licensors to narrow the scope of the claims of our or our licensors’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. We cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent application from being issued as a patent.

Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity, enforceability, or scope, which may result in the patent claims being narrowed or invalidated, or that we will obtain sufficient claim scope in those patents to prevent a third party from competing successfully with our drug candidates. We may become involved in interference, inter partes review, post grant review, ex parte reexamination, derivation, opposition or similar other proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or drug candidates and compete directly with us, or result in our inability to manufacture or commercialize drug candidates without infringing third-party patent rights. Thus, even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage.

Our competitors may be able to circumvent our patents by developing similar or alternative technologies or drug candidates in a non-infringing manner. The issuance of a patent is not conclusive as to its scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and other countries. Such challenges may result in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop or prevent us from stopping others from using or commercializing similar or identical technology and drug candidates, or limit the duration of the patent protection of our technology and drug candidates. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such assets might expire before or shortly after such assets are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing drug candidates similar or identical to ours.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. Under the America Invents Act (“AIA”) enacted in 2011, the United States moved to this first-to-file system in early 2013 from the previous system under which the first to make the claimed invention was entitled to the patent. Assuming the other requirements for patentability are met, the first to file a patent application is entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

We enjoy only limited geographical protection with respect to certain patents and may not be able to protect our intellectual property rights throughout the world, including in the PRC.

Filing and prosecuting patent applications and defending patents covering our drug candidates in all countries throughout the world could be prohibitively expensive. Competitors may use our and our licensors’ technologies in jurisdictions where we have not obtained patent protection to develop their own drug candidates and, further, may export otherwise infringing drug candidates to territories, including the PRC, where we and our licensors have patent protection, but enforcement rights are not as strong as that in the United States or Europe. These drug candidates may compete with our drug candidates, and our and our licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

The laws of some jurisdictions, including the PRC, do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and Europe, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing drug candidates in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Furthermore, while we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our drug candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our drug candidates in all of our expected significant foreign markets. If we or our licensors encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Some countries also have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the United States Patent and Trademark Office (“USPTO”) and foreign patent agencies over the lifetime of a patent. In addition, the USPTO and other foreign patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent failure to make payment of such fees or to comply with such provisions can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which such non-compliance will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, and non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or our licensors fail to maintain the patents and patent applications covering our drug candidates or if we or our licensors otherwise allow our patents or patent applications to be abandoned or lapse, our competitors might be able to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our drug candidates in any indication for which they are approved.

Our owned and in-licensed patents and other intellectual property may be subject to further priority disputes or to inventorship disputes and similar proceedings. If we or our licensors are unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or to modify or cease the development, manufacture and commercialization of one or more of the drug candidates we may develop, which could have a material adverse impact on our business.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents or other intellectual property as an inventor or co-inventor. If we or our licensors are unsuccessful in any interference proceedings or other priority or validity disputes (including any patent oppositions) to which we or they are subject, we may lose valuable intellectual property rights through the loss of one or more patents owned or licensed or our owned or licensed patent claims may be narrowed, invalidated, or held unenforceable. In addition, if we or our licensors are unsuccessful in any inventorship disputes to which we or they are subject, we may lose valuable intellectual property rights, such as exclusive ownership of, or the exclusive right to use, our owned or in-licensed patents. If we or our licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to modify or cease the development, manufacture, and commercialization of one or more of our drug candidates. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical drug products. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations, or prospects. Even if we are successful in an interference proceeding or other similar priority or inventorship disputes, it could result in substantial costs and be a distraction to our management and other employees.

Claims that our drug candidates or the sale or use of our future products infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

We cannot guarantee that our drug candidates or the sale or use of our future products do not and will not in the future infringe, misappropriate or otherwise violate third-party patents or other intellectual property rights. Third parties might allege that we are infringing their patent rights or that we have misappropriated their trade secrets, or that we are otherwise violating their intellectual property rights, whether with respect to the manner in which we have conducted our research, or with respect to the use or manufacture of the compounds we have developed or are developing. Litigation relating to patents and other intellectual property rights in the biopharmaceutical and pharmaceutical industries is common, including patent infringement lawsuits. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. Some claimants may have substantially greater resources than we have and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. Third parties might resort to litigation against us or other parties we have agreed to indemnify, which litigation could be based on either existing intellectual property or intellectual property that arises in the future. For example, we are aware of a third-party U.S. patent and its counterpart European patents that relate to the use of antibodies having specificity to PD-L1 to treat cancer.

It is also possible that we failed to identify, or may in the future fail to identify, relevant patents or patent applications held by third parties that cover our drug candidates. Publication of discoveries in the scientific or patent literature often lags behind actual discoveries. Therefore, we cannot be certain that we were the first to invent, or the first to file patent applications on, our drug candidates or for their uses, or that our drug candidates will not infringe patents that are currently issued or that are issued in the future. In the event that a third party has also filed a patent application covering one of our drug candidates or a similar invention, our patent application may be regarded as a competing application and may not be approved in the end. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products or their use.

If a third party were to assert claims of patent infringement against us, even if we believe such third-party claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, and the holders of any such patents may be able to block our ability to commercialize the applicable product unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention, or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In addition, defending such claims would cause us to incur substantial expenses and could cause us to pay substantial damages, if we are found to be infringing a third party’s patent rights. These damages potentially include increased damages and attorneys’ fees if we are found to have infringed such rights willfully. In order to avoid or settle potential claims with respect to any patent or other intellectual property rights of third parties, we may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both, which could be substantial. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a drug candidate, or be forced, by court order or otherwise, to modify or cease some or all aspects of our business operations, if, as a result of actual or threatened patent or other intellectual property claims, we are unable to enter into licenses on acceptable terms. Further, we could be found liable for significant monetary damages as a result of claims of intellectual property infringement.

Defending against claims of patent infringement, misappropriation of trade secrets or other violations of intellectual property rights could be costly and time-consuming, regardless of the outcome. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs.

Issued patents covering one or more of our drug candidates could be found invalid or unenforceable if challenged in court.

Despite measures we take to obtain and maintain patent and other intellectual property rights with respect to our drug candidates, our intellectual property rights could be challenged or invalidated. For example, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our drug candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, SIPO, or the applicable foreign counterpart, or made a misleading statement, during prosecution. Although we believe that we have conducted our patent prosecution in accordance with a duty of candor and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on a drug candidate. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. In addition, if the breadth or strength of protection provided by our patents is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize our current or future drug candidates. Any loss of patent protection could have a material adverse impact on one or more of our drug candidates and our business.

Enforcing our intellectual property rights against third parties may also cause such third parties to file other counterclaims against us, which could be costly to defend and could require us to pay substantial damages, cease the sale of certain drugs or enter into a license agreement and pay royalties (which may not be possible on commercially reasonable terms or at all).

Intellectual property litigation may lead to unfavorable publicity which may harm our reputation and cause the market price of our ADSs to decline, and any unfavorable outcome from such litigation could limit our research and development activities and/or our ability to commercialize our drug candidates.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our drug candidates, future drugs, programs or intellectual property could be diminished. Accordingly, the market price of our ADSs may decline. Such announcements could also harm our reputation or the market for our drug candidates, which could have a material adverse effect on our business.

In the event of intellectual property litigation, there can be no assurance that we would prevail, even if the case against us is weak or flawed. If third parties successfully assert their intellectual property rights against us, prohibitions against using certain technologies, or prohibitions against commercializing our drug candidates, could be imposed by a court or by a settlement agreement between us and a plaintiff. In addition, if we are unsuccessful in defending against allegations that we have infringed, misappropriated or otherwise violated the patent or other intellectual property rights of others, we may be forced to pay substantial damage awards to the plaintiff. Additionally, we may be required to obtain a license from the intellectual property owner in order to continue our research and development programs or to commercialize any resulting product. It is possible that the necessary license will not be available to us on commercially acceptable terms, or at all. This may not be technically or commercially feasible, may render our products less competitive, or may delay or prevent the launch of our products to the market. Any of the foregoing could limit our research and development activities, our ability to commercialize one or more drug candidates, or both.

Most of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex intellectual property litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research programs, in-license needed technology, or enter into strategic partnerships that would help us bring our drug candidates to market.

In addition, any future intellectual property litigation, interference or other administrative proceedings will result in additional expense and distraction of our personnel. An adverse outcome in such litigation or proceedings may expose us or any future strategic partners to loss of our proprietary position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, if at all, each of which could have a material adverse effect on our business.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patent rights. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained, if any. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in a recent case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although we do not believe that our currently issued patents and any patents that may issue from our pending patent applications directed to our drug candidates if issued in their currently pending forms, as well as patent rights licensed by us, will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patent rights. There could be similar changes in the laws of foreign jurisdictions that may impact the value of our patent rights or our other intellectual property rights.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed. We also may be subject to claims that our employees, consultants, or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

In addition to our issued patents and pending patent applications, we rely on trade secret and confidential information, including unpatented know-how, technology and other proprietary information, to maintain our competitive position and to protect our drug candidates. We seek to protect this trade secret and confidential information, in part, by entering into non-disclosure and confidentiality agreements with parties that have access to them, such as our employees, corporate collaborators, outside scientific collaborators, sponsored researchers, contract manufacturers, consultants, advisers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. However, any of these parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

Furthermore, many of our employees, consultants, and advisers, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants, and advisers, including members of our senior management, executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management. In addition, while we typically require our employees, consultants and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own, and furthermore, the assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, each of which may result in claims by or against us related to the ownership of such intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, be a distraction to our management and scientific personnel and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and in-licenses.

Because our programs may involve additional drug candidates that may require the use of proprietary rights held by third parties, the growth of our business may depend in part on our ability to acquire and maintain licenses or other rights to use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, or other intellectual property rights from third parties that we identify. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or drug candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects for growth.

Our rights to develop and commercialize our drug candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

We rely on licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our drug candidates. These and other licenses may not provide exclusive rights to use such intellectual property in all relevant fields of use and in all territories in which we may wish to develop or commercialize our drug products. As a result, we may not be able to prevent competitors from developing and commercializing competitive drug products in territories included in all of our licenses.

We may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the drug candidates that we license from third parties. Moreover, we have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights that we jointly own with certain of our licensors and sub-licensors. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our drugs that are subject of such licensed rights could be adversely affected.

Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity or unenforceability of these patents. Even if we are permitted to pursue the enforcement or defense of our licensed patents, we will require the cooperation of our licensors and any applicable patent owners and such cooperation may not be provided to us. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If we lose any of our licensed intellectual property, our right to develop and commercialize any of our drug candidates that are subject of such licensed rights could be adversely affected.

In addition, our licensors may have relied on third party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize drug products covered by these license agreements. If such licenses are terminated, we may be required seek alternative in-license arrangements, which may not be available on commercially reasonable terms or at all, or may be non-exclusive. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, we may need to modify or cease the development, manufacture, and commercialization of one or more of our drug candidates and competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could be required to pay monetary damages or could lose license rights that are important to our business.

Our business relies, in large part, on our ability to develop and commercialize drug candidates we have licensed from third parties, and we have entered into license agreements with third parties providing us with rights to various third-party intellectual property, including rights in patents and patent applications. Our licenses may not encumber all intellectual property rights owned or controlled by the affiliates of our licensors and relevant to our drug candidates, and we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of drug candidates we may develop. In such case, we may need to obtain additional licenses which may not be available on an exclusive basis, on commercially reasonable terms or at a reasonable cost, if at all. In that event, we may be required to expend significant time and resources to redesign our drug candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations, and prospects significantly.

In addition, if our licensors breach the license agreements, we may not be able to enforce such agreements against our licensors’ parent entity or affiliates. Under each of our license and intellectual property-related agreements, in exchange for licensing or sublicensing us the right to develop and commercialize the applicable drug candidates, our licensors will be eligible to receive from us milestone payments, tiered royalties from commercial sales of such drug candidates, assuming relevant approvals from government authorities are obtained, or other payments. Our license and intellectual property-related agreements also require us to comply with other obligations including development and diligence obligations, providing certain information regarding our activities with respect to such drug candidates and/or maintaining the confidentiality of information we receive from our licensors.

If we fail to comply with our obligations under our current or future license agreements, our counterparties may have the right to terminate these agreements and, upon the effective date of such termination, have the right to re-obtain the licensed and sub-licensed technology and intellectual property. If any of our licensors terminate any of our licenses, we might not be able to develop, manufacture or market any drug or drug candidate that is covered by the licenses provided for under these agreements and other third parties may be able to market drug candidates similar or identical to ours. In such case, we may have to negotiate new or reinstated agreements with less favorable terms, and may be required to provide a grant back license to the licensors under our own intellectual property with respect to the terminated products. We may also face claims for monetary damages or other penalties under these agreements. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under the intellectual property rights licensed and sublicensed to us, we may not be able to do so in a timely manner, at an acceptable cost or at all. In particular, some of the milestone payments are payable upon our drug candidates reaching development milestones before we have commercialized, or received any revenue from, sales of such drug candidate, and we cannot guarantee that we will have sufficient resources to make such milestone payments. Any uncured, material breach under the license agreements could result in our loss of exclusive rights and may lead to a complete termination of our rights to the applicable drug candidate. Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. Certain of our license agreements also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products. Disputes may arise regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe, misappropriate or violate intellectual property of the licensor that is not subject to the license agreement;

•	the sublicensing of patent and other rights under our collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected drug candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily protect us from all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	others may be able to make compounds that are similar to our drug candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

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we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may in the future exclusively license, which could result in the patents applied for not being issued or being invalidated after issuing;

•	we might not have been the first to file patent applications covering certain of our inventions, which could result in the patents applied for not being issued or being invalidated after issuing;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•

issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors or other third parties;

•

we may obtain patents for certain compounds many years before we receive regulatory approval for drugs containing such compounds, and because patents have a limited life, which may begin to run prior to the commercial sale of the related drugs, the commercial value of our patents may be limited;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for commercialization in our major markets;

•	we may fail to develop additional proprietary technologies that are patentable;

•	we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate;

•	third parties may gain unauthorized access to our intellectual property due to potential lapses in our information systems; and

•	the patents of others may have an adverse effect on our business, for example by preventing us from commercializing one or more of our drug candidates for one or more indications.

Any of the aforementioned threats to our competitive advantage could have a material adverse effect on our business and future prospects.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be adversely affected.

We own registered trademarks. We may not be able to obtain trademark protection in territories that we consider of significant importance to us. In addition, any of our trademarks or trade names, whether registered or unregistered, may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. We may not be able to protect our rights to these trademarks and trade names, which we will need to build name recognition by potential collaborators or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

Terms of our future patents may not be sufficient to effectively protect our drug candidates and business.

In many countries where we file applications for patents, the term of an issued patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. Although various extensions may be available, the life of a patent and the protection it affords are limited. Even if we obtain patents covering our drug candidates, we may still be open to competition from other companies, as well as generic medications once the patent life has expired for a drug. While there are patent regulations in the PRC in respect of regulatory data protection of new drugs containing new chemical components, there are currently no other clear mechanisms providing patent term extension or patent linkages for other drugs in the PRC. Therefore, it is possible that a lower-cost generic drug can emerge onto the market much more quickly. PRC regulators have set out a framework for integrating patent linkage and data exclusivity into the PRC regulatory regime, as well as for establishing a pilot program for patent term extension. This framework will require adoption of regulations to be implemented, although no such regulations have been issued to date. These factors may result in weaker protection for us against generic competition in the PRC than could be available to us in other jurisdictions, such as the United States. In addition, patents which we expect to obtain in the PRC may not be eligible to be extended for patent terms lost during clinical trials and the regulatory review process.

If we are unable to obtain patent term extensions or if such extensions are less than requested for, our competitors may obtain approval of competing products following our patent expirations and our business, financial condition, results of operations and prospects could be materially harmed as a result.

If we do not obtain additional protection under the Hatch-Waxman Amendments and similar legislation in other countries extending the terms of our patents, if issued, relating to our drug candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA regulatory approval for our drug candidates, one or more of our U.S. patents, if issued, may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”). The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. Patent term extensions, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of drug approval by the FDA, and only one patent can be extended for a particular drug.

The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain a patent term extension for a given patent or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our drug will be shortened and our competitors may obtain earlier approval of competing drugs, and our ability to generate revenues could be materially adversely affected.

Risks Related to Our Industry, Business and Operations

Our future success depends on our ability to attract, retain and motivate senior management and qualified scientific employees.

We are highly dependent on the expertise of the members of our research and development team, as well as the principal members of our management. We have entered into employment agreements with our executive officers, but each of them may terminate their employment with us at any time with prior written notice. In addition, we currently do not have “key-man” insurance for any of our executive officers or other key personnel.

Recruiting, retaining and motivating qualified management, scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Further, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous biopharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, our management will be required to devote significant time to new compliance initiatives from our status as a public company, which may require us to recruit more management personnel.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of clinical development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a material adverse effect on our business.

The data and information that we gather in our research and development process could be inaccurate or incomplete, which could harm our business, reputation, financial condition and results of operations.

We collect, aggregate, process, and analyze data and information from our pre-clinical studies, manufacturing technology development programs and clinical programs. We also engage in substantial information gathering following the identification of a promising drug candidate. Because data in the healthcare industry is fragmented in origin, inconsistent in format, and often incomplete, the overall quality of data collected or accessed in the healthcare industry is often subject to challenge, the degree or amount of data which is knowingly or unknowingly absent or omitted can be material, and we often discover data issues and errors when monitoring and auditing the quality of our data. If we make mistakes in the capture, input, or analysis of these data, our ability to advance the development of our drug candidates may be materially harmed and our business, prospects and reputation may suffer.

We also engage in the procurement of regulatory approvals necessary for the development and commercialization of our products under development, for which we manage and submit data to governmental entities. These processes and submissions are governed by complex data processing and validation policies and regulations. Notwithstanding such policies and regulations, interim, top-line or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data, in which case we may be exposed to liability to a customer, court or government agency that concludes that our storage, handling, submission, delivery, or display of health information or other data was wrongful or erroneous. Although we maintain insurance coverage for clinical trials, this coverage may prove to be inadequate or could cease to be available to us on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and diversion of management time, attention, and resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

In addition, we rely on CROs, our partners and other third parties to monitor and manage data for some of our ongoing pre-clinical and clinical programs and control only certain aspects of their activities. If any of our CROs, our partners or other third parties do not perform to our standards in terms of data accuracy or completeness, data from those pre-clinical and clinical trials may be compromised as a result, and our reliance on these parties does not relieve us of our regulatory responsibilities. For a detailed discussion, see “—Risks Related to Our Reliance on Third Parties—As we rely on third parties to conduct our pre-clinical studies and clinical trials, if we lose our relationships with these third parties or if they do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed” above.

We may be subject to liability lawsuits arising from our clinical trials.

We currently carry liability insurance covering our clinical trials. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or which is in excess of the limits of our insurance coverage. Our insurance policies also contain various exclusions, and we may be subject to particular liability claims for which we have no coverage. We will have to pay any amount awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. In addition, if we cannot successfully defend ourselves against such claims, we may incur substantial liabilities and be required to suspend or delay our ongoing clinical trials. Even a successful defense would require significant financial and management resources.

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including, but not limited to:

•	decreased demand for our drug candidates or any resulting products;

•	injury to our reputation;

•	withdrawal of other clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of our management’s time and resources;

•	substantial monetary awards to trial participants or patients;

•	inability to commercialize our drug candidates; and

•	a decline in the market price of our ADSs.

We have limited insurance coverage, and any claims beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

We maintain insurance policies that are required under PRC laws and regulations as well as insurance based on our assessment of our operational needs and industry practice. We also maintain liability insurance covering our clinical trials. In line with industry practice in the PRC, we have elected not to maintain certain types of insurances, such as business interruption insurance or key-man insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any liability or damage to, or caused by, our facilities or our personnel beyond our insurance coverage may result in our incurring substantial costs and a diversion of resources.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes or the trade related disputes between the United States and China. In addition, the impact of the decision by the United Kingdom to withdraw from the European Union, commonly referred to as “Brexit”, and the resulting effect on the political and economic future of the U.K. and the European Union is uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of fraud, misconduct or other illegal activities by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to:

•	comply with the laws of the NMPA, the FDA and other comparable regulatory authorities;

•	provide true, complete and accurate information to the NMPA, the FDA and other comparable regulatory authorities;

•	comply with manufacturing standards we have established;

•	comply with healthcare fraud and abuse laws in the PRC, the United States and similar fraudulent misconduct laws in other applicable jurisdictions; or

•	report financial information or data accurately or to disclose unauthorized activities to us.

For example, our founder, Dr. Jingwu Zhang Zang, was the corresponding author of a research paper prepared by scientists at GSK China’s research center and published in Nature Medicine in 2010. The paper was retracted in 2013 as a result of misrepresentation of certain data for which Dr. Zang admitted his management oversight, accepted the responsibility as the corresponding author and coordinated the retraction of the paper. In addition, Dr. Zang received a warning letter from the FDA in March 1999 relating to the lack of IND approval before the initiation of a clinical research study in human subjects. We cannot assure you that there will not be any inquiries, investigations or other actions against Dr. Zang by any regulatory or government authorities or any negative publicity against Dr. Zang or us regarding these incidents, any of which could distract Dr. Zang and our management’s attention and negatively affect our business and results of operations.

If we obtain approval of any of our drug candidates and begin commercializing those drugs in the PRC, the United States or other applicable jurisdictions, our potential exposure under the laws of such jurisdictions will increase significantly and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation.

It is not always possible to identify and deter misconduct by employees and other parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute the value of your investment in our ADSs, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including, but not limited to:

•	increased operating expenses and cash requirements;

•	the assumption of additional indebtedness or contingent liabilities;

•	the issuance of our equity securities;

•	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

•	risks and uncertainties associated with the assimilation of operations, corporate culture and personnel of the acquired business;

•	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and its existing drugs or drug candidates and regulatory approvals;

•

our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs; and

•	changes in accounting principles relating to recognition and measurement of our investments that may have a significant impact on our financial results.

In addition, if we undertake acquisitions, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

If we fail to comply with applicable anti-bribery laws, our reputation may be harmed and we could be subject to penalties and significant expenses that have a material adverse effect on our business, financial condition and results of operations.

We are subject to anti-bribery laws in China that generally prohibit companies and their intermediaries from making payments to government officials for the purpose of obtaining or retaining business or securing any other improper advantage. In addition, although currently our primary operating business is in China, we are subject to the Foreign Corrupt Practices Act (the “FCPA”). The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Although we have policies and procedures designed to ensure that we, our employees and our agents comply with anti-bribery laws, there is no assurance that such policies or procedures will prevent our agents, employees and intermediaries from engaging in bribery activities. Failure to comply with anti-bribery laws could disrupt our business and lead to severe criminal and civil penalties, including imprisonment, criminal and civil fines, loss of our export licenses, suspension of our ability to do business with the government, denial of government reimbursement for our products and/or exclusion from participation in government healthcare programs. Other remedial measures could include further changes or enhancements to our procedures, policies, and controls and potential personnel changes and/or disciplinary actions, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. We could also be adversely affected by any allegation that we violated such laws.

Any failure to comply with applicable regulations and industry standards or obtain various licenses and permits could harm our reputation and our business, results of operations and prospects.

A number of governmental agencies or industry regulatory bodies in the PRC, the United States and other applicable jurisdictions impose strict rules, regulations and industry standards governing biopharmaceutical research and development activities, which apply to us. Our or our CROs’ failure to comply with such regulations could result in the termination of ongoing research, administrative penalties imposed by regulatory bodies or the disqualification of data for submission to regulatory authorities. This could harm our business, reputation, prospects for future work and results of operations. For example, if we or our CROs were to treat research animals inhumanely or in violation of international standards set out by the Association for Assessment and Accreditation of Laboratory Animal Care, it could revoke any such accreditation and the accuracy of our animal research data could be questioned.

If we or our CROs or other contractors or consultants fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and third parties, such as our CROs or other contractors or consultants, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of or exposure to hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage, use or disposal of biological, hazardous or radioactive materials.

In addition, we may be required to incur substantial costs to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

If we face allegations of non-compliance with laws and encounter sanctions, our reputation, revenues and liquidity may suffer, and our drug candidates and future drugs could be subject to restrictions or withdrawal from the market.

Any government investigation of alleged violations of laws could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our drugs. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. Additionally, if we are unable to generate revenues from our product sales, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.

Although to our knowledge we have not experienced any material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we partially rely on our third-party research institution collaborators for research and development of our drug candidates and other third parties for the manufacture of our drug candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our drug candidates could be delayed.

Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal data protection.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, China’s Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Drafts of some of these measures have now been published, including the draft rules on cross-border transfers published by the China Cyberspace Administration in 2017, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval from the Science and Technology Administration Department of the State Council where human genetic resources, or HGR, are involved in any international collaborative project and additional approval for any export or cross-border transfer of the HGR samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of HGR samples and associated data, administrative fines and criminal liabilities. In addition, the interpretation and application of data protection laws in China and elsewhere are often uncertain and in flux.

In the United States, we are subject to laws and regulations that address privacy, personal information protection and data security at both the federal and state levels. Numerous laws and regulations, including security breach notification laws, health information privacy laws, and consumer protection laws, govern the collection, use, disclosure and protection of health-related and other personal information. Given the variability and evolving state of these laws, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by regulators or courts in their interpretation.

Regulatory authorities in Europe have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the General Data Protection Regulation (EU) 2016/679, or GDPR, which became effective in May 2018, imposes a broad range of strict requirements on companies subject to the GDPR, such as us, including, but not limited to, requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside the European Economic Area (including to the United States), providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, and recordkeeping. The GDPR substantially increases the penalties to which we could be subject in the event of any non-compliance, including fines of up to 10,000,000 Euros or up to 2% of our total worldwide annual turnover for certain comparatively minor offenses, or up to 20,000,000 Euros or up to 4% of our total worldwide annual turnover for more serious offenses. Given the new law, we face uncertainty as to the exact interpretation of the new requirements, and we may be unsuccessful in implementing all measures required by data protection authorities or courts in interpretation of the new law. National laws of member states of the European Union are in the process of being adapted to the requirements under the GDPR. Because the GDPR specifically gives member states flexibility with respect to certain matters, national laws may partially deviate from the GDPR and impose different obligations from country to country, leading to additional complexity and uncertainty.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted transfer or confiscation of certain personal information, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors, pharmaceutical partners and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law, including the GDPR. In addition, a data breach affecting personal information, including health information, could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

Our operating results for fiscal year 2020, our China operations and our worldwide operations could be adversely affected by the outbreak of and response to the coronavirus or other health crises.

Our business, financial condition and results of operations could be adversely affected by the COVID-19 outbreak. The global outbreak of COVID-19, the disease caused by a novel strain of coronavirus, has created significant business disruption which could materially and adversely affect our business and operations. The outbreak has resulted in governments implementing numerous measures to contain COVID-19, such as travel bans and restrictions, quarantines, shelter-in-place, temporary shutdown of factories, business limitations, or total lock-down orders. These containment measures are subject to change and may be further tightened. This outbreak has led to temporary closure of our offices in the first quarter of 2020, causing cancellation of physical participation in meetings, restrictions on employee travels, and a significant portion of our employees working from home, which resulted in lower work efficiency and productivity, and the disruption to our business operations and clinical trials.

The outbreak of COVID-19 and the resulting government measures may materially and adversely impact our planned and ongoing clinical trials and development. Clinical site initiation, including recruiting clinical site investigators and clinical site staff, and patient enrollment may be delayed due to prioritization of hospital resources toward the COVID-19 pandemic. The diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators and hospitals serving as our clinical trial sites, or other staff supporting the conduct of our clinical trials may significantly disrupt our research activities. Hospitals have also had reduced patient flow in general during the outbreak period. As a result, the expected timeline for data readouts of our clinical trials and potential submission and filings will likely be negatively impacted, which would adversely affect and delay our ability to obtain certain regulatory approvals, increase our operating expenses and have a material adverse effect on our financial condition. Furthermore, we could face the interruption of key clinical activities such as trial site data monitoring, which may impact the integrity of clinical data. Similarly, our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be impeded, which would also materially and adversely impact our clinical trial operations. As a result of disruptions caused by the COVID-19 pandemic, we may require additional capital to continue our research activities, which we may be unable to secure on favorable terms, if at all. In addition, we believe that our business partners, such as our licensing partners, CROs, CMOs or suppliers, have also experienced and may continue to experience similar or more severe disruptions to their business operations. Any disruption to the business operations of us and our business partners could materially and adversely affect the development of our drug candidates, our business, financial condition and results of operations. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section. See also “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations––Impact of the COVID-19 Outbreak on Our Business” for a detailed description of the impact of the COVID-19 outbreak on our business.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Natural disasters, acts of war or terrorism, health epidemics, or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business. Our operations may be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or may be susceptible to potential wars or terrorist attacks. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

Our business and results of operations could be adversely affected by public health crisis (including the COVID-19 global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.

Our business could be adversely affected by the effects of epidemics, including COVID-19, avian influenza, severe acute respiratory syndrome, (SARS), influenza A (H1N1), Ebola or another epidemic. Any such occurrences could cause severe disruption to our daily operations and may even require a temporary closure of our offices and laboratories. For example, in early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. The COVID-19 pandemic has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories. As research hospitals and government agencies focus clinical resources on the pandemic, we believe that there could be some delay in regulatory interactions and inspections and patient recruitment and participation, particularly in the first quarter of 2020. Meanwhile, the outbreak of COVID-19 continues in the United States and other countries, and related government and private sector responsive actions may cause some delay in our ongoing clinical trials in the United States. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. These measures could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. These uncertain and unpredictable factors include, but are not limited to, potential adverse effects of the pandemic on the economy, our suppliers, CROs, CMOs and other contractors. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this prospectus supplement, including those relating to our ability to initiate or continue clinical trials for our drug candidates.

We have identified two material weaknesses in our internal controls, and if we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to the initial public offering of our ADSs on NASDAQ in January 2020, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified two material weaknesses and control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting and compliance requirements of the United States Securities and Exchange Commission, or the SEC, to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (ii) our lack of sufficient documented financial closing policies and procedures, specifically those related to (a) accounting for licensing and collaboration agreements and (b) period end expenses cut-off and accruals. These material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remediate these deficiencies. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

As required by Section 404 of the Sarbanes-Oxley Act, or Section 404, we will include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions. We could also be required to restate our historical financial statements.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

Our auditor, the independent registered public accounting firm that issued the audit report included in our annual report on Form 20-F filed with the SEC on April 29, 2020, which is incorporated into the accompanying prospectus by reference, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Global Market, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of our ADS, or effectively terminate our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular the PRC’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted into law, which requires the SEC to prohibit any foreign company from listing securities on U.S. securities exchanges if such company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCA Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China may prohibit our securities from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. Delisting of our ADSs would force our U.S.-based shareholders to sell their ADSs or convert them into Class A ordinary shares listed in Hong Kong. Although we are listed in Hong Kong, investors may face difficulties in migrating their underlying ordinary shares to Hong Kong, or may have to incur increased costs or suffer losses in order to do so. The market prices of our ADSs could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of whether the HFCA Act is enacted and regardless of our actual operating performance. In addition, on June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our ADSs and potentially our Class A ordinary shares, and substantially reduce or effectively terminate the trading of our ADSs in the United States.

Proceedings instituted by the SEC against “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 “big four” PRC-based accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the “big four” PRC-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Our reputation is important to our business success. Negative publicity may adversely affect our reputation and business prospects.

Any negative publicity concerning us, our affiliates or any entity that shares the “I-Mab” name, even if untrue, could adversely affect our reputation and business prospects. There can be no assurance that negative publicity about us or any of our affiliates or any entity that shares the “I-Mab” name would not damage our brand image or have a material adverse effect on our business, results of operations and financial condition.

We may be subject to material litigation and regulatory proceedings.

We may be subject to litigation in China and outside China relating to securities law class actions, third-party and principal intellectual property infringement claims, claims relating to data and privacy protection, employment related cases and other matters in the ordinary course of our business. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations and the trading price of our ADSs.

As a publicly-listed company, we and certain of our subsidiaries face additional exposure to claims and lawsuits inside and outside China. We will need to defend against these lawsuits, including any appeals should our initial defense be successful. The litigation process may utilize a material portion of our cash resources and divert management’s attention away from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any of these cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Negative publicity with respect to us, our management, employees, business partners, affiliates, or our industry, may materially and adversely affect our reputation, business, results of operations and prospect.

Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct or improper activities, or negative rumors relating to us, our management, employees, business partners or affiliates, can harm our business and results of operations, even if they are unsubstantiated or are satisfactorily addressed. For example, a number of media reported that our founder, Dr. Jingwu Zhang Zang, was involved in misrepresentation of certain data in a research paper prepared by scientists at GSK China’s research center and published in Nature Medicine in 2010, for which Dr. Zang was the corresponding author, and consequently Dr. Zang was dismissed by GSK in 2013. In addition, Dr. Zang received a warning letter from the FDA in March 1999 relating to the lack of IND approval before the initiation of a clinical research study in human subjects. To the best of our knowledge, Dr. Zang was not and is not subject to any legal or regulatory charges, proceedings or disciplinary actions in connection with these incidents or by relevant parties involved in the incidents. However, we cannot assure you that there will not be any inquiries, investigations or other actions against Dr. Zang by any regulatory or government authorities in the future. Any regulatory inquiries or investigations or other actions against our management, any perceived unethical, fraudulent, or inappropriate business conduct by us or perceived wrong doing by any key member of our management team or other employees, our business partners or our affiliates, could harm our reputation and materially adversely affect our business. Regardless of the merits or final outcome of any such regulatory inquiries or investigations or other actions, our reputation may be substantially damaged, which may impede our ability to attract and retain talents and business partners and grow our business.

Moreover, any negative media publicity about the biopharmaceutical industry in general or product or service quality problems of other companies in the industry, including our peers, may also negatively impact our reputation. If we are unable to maintain a good reputation, our ability to attract and retain key employees and business partners could be harmed which in turn may materially and adversely affect our business, results of operations and prospect.

Change in business prospects of acquisitions may result in impairment to our goodwill, which could negatively affect our reported results of operations.

We acquired a controlling interest in I-Mab Tianjin in July 2017 and the remaining interest in I-Mab Tianjin in May 2018. In connection with our acquisition of I-Mab Tianjin, we identified RMB148.8 million of intangible assets and RMB162.6 million of goodwill of I-Mab Tianjin attributable to core technology and synergy effects expected from combining the operations of the discovery and development of innovative biologics and the development of clinical stage biologics. We are required to test our goodwill annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is allocated to cash-generating units or groups of cash-generating units for the purpose of impairment testing. An impairment loss of goodwill is recognized for the amount by which the relevant cash-generating unit’s or group of cash-generating unit’s carrying amount exceeds its recoverable amount, and we would be required to write down the carrying value of our goodwill during the period in which it is determined to be impaired, which would materially and adversely affect our results of operations.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are or will be subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Risks Related to Doing Business in China

The pharmaceutical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our drugs.

Our research and development operations and manufacturing facilities are in China, which we believe confers clinical, commercial and regulatory advantages. The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our drug candidates in China and reduce the current benefits we believe are available to us from developing and manufacturing drugs in China. PRC authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China. We believe our strategy and approach are aligned with the PRC government’s regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

A significant portion of our operations are in China. Our financial condition and results of operations are affected to a large extent by economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industrial development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our business, financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

In addition, the PRC government had, in the past, implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Our primary business is governed by PRC laws and regulations. Our primary business operation is supervised by relevant regulatory authorities in China. The PRC legal system is a civil law system based on written statutes and, unlike the common law system, prior court decisions can only be cited as reference and have limited precedential value. Additionally, written statutes in the PRC are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. Since 1979, the PRC government has developed a comprehensive system of laws, rules and regulations in relation to economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and may not be as consistent or predictable as in other more developed jurisdictions. As these laws and regulations are continually evolving in response to changing economic and other conditions, and because of the limited volume of published cases and their non-binding nature, any particular interpretation of PRC laws and regulations may not be definitive. Moreover, we cannot predict the effect of future developments in the PRC legal system and regulatory structure. Such unpredictability towards our contractual, property and procedural rights as well as our rights licensed, approved or granted by the competent regulatory authority could adversely affect our business and impede our ability to continue our operations. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, if at all, and which may have a retroactive effect. Hence, we may not be aware of violation of these policies and rules until after such violation has occurred. Further, the legal protections available to us and our investors under these laws, rules and regulations may be limited.

In addition, any administrative or court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce various contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and some of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad, or to our foreign partners in China.

If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of drug candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to specific administrative penalties imposed by those government authorities.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

While we have not started commercialization of drug candidates, any rising trade and political tensions or unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this Circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

Our PRC counsel, JunHe LLP, has advised us that, based on its understanding of the current PRC Laws and Regulations, I-Mab should not be considered as a PRC resident enterprise for PRC tax income purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises (including the holders of our ADSs). In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% in the case of non-PRC individuals (which in the case of dividends may be withheld at source) unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

Failure to renew our current leases or locate desirable alternatives for our leased properties could materially and adversely affect our business.

We lease properties for our offices and laboratories. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Certain of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

We have not registered certain of our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

We have granted, and may continue to grant, options and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We have adopted the Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”), the Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”), the 2019 Share Incentive Plan (the “2019 Plan”) and the 2020 Share Incentive Plan (the “2020 Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated financial statements in accordance with U.S. GAAP. As of the date of this prospectus supplement, the awards that had been granted to our directors, officers, employees and consultants and remained outstanding included (i) options to purchase an aggregate of 7,139,583 ordinary shares, 9,948,512 ordinary shares, 72,000 ordinary shares and 1,052,367 ordinary shares under the 2017 Plan, the 2018 Plan, the 2019 Plan and the 2020 Plan, respectively, excluding options that were forfeited, cancelled, or exercised after the relevant grant date; and (ii) restricted share units to receive an aggregate of 5,106,138 ordinary shares under the 2020 Plan, excluding restricted share units that were forfeited, cancelled, or vested after the relevant grant date.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation charges.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

Any significant appreciation or depreciation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into RMB to pay our operating expenses, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce, or MOFCOM, be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. We do not expect that this offering will trigger MOFCOM pre-notification under each of the above-mentioned circumstances or any review by other PRC government authorities, except as disclosed below in “—The approval of the CSRC may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by State Administration for Market Regulation (the “SAMR”), the successive authority of MOFCOM, before they can be completed.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, each of which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. The reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our PRC subsidiaries generate primarily all of their revenue in RMB, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their RMB revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and a substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as changes of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents. If our shareholders who are PRC residents fail to make the required registration or to update the previously filed registration, our PRC subsidiaries may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to us, and we may also be prohibited from making additional capital contributions into our PRC subsidiaries.

In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

All of our shareholders who we are aware of being subject to the SAFE regulations have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits could be materially and adversely affected.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

We and our directors, executive officers and other employees who are PRC citizens or who have resided in China for a continuous period of not less than one year and who will be granted restricted shares or options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to limited exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to make payments under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly foreign-owned enterprises in China and limit our wholly foreign-owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in China who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold applicable income taxes, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation on the available loan amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign-invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign-invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributable to a PRC establishment of a non-PRC company.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin, an “indirect transfer” of “PRC taxable assets,” including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Late payment of applicable tax will subject the transferor to default interest. Gains derived from the sale of shares by investors are not subject to the PRC enterprise income tax pursuant to Bulletin 7 where such shares were acquired in a transaction through a public stock exchange. However, the sale of ADSs or ordinary shares by a non-PRC resident enterprise outside a public stock exchange may be subject to PRC enterprise income tax under Bulletin 7.

There are uncertainties as to the application of Bulletin 7. Bulletin 7 may be determined by the tax authorities to be applicable to the sale of the shares of our offshore subsidiaries or investments where PRC taxable assets are involved. The transferors and transferees may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7 / Bulletin 37, our income tax costs associated with such potential acquisitions or disposals will increase, which may have an adverse effect on our financial condition and results of operations.

The approval of the CSRC may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules require overseas special purpose vehicles that are controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by its shareholders as consideration to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval may not be required for the listing and trading of our ADSs on the Nasdaq Stock Market in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus supplement are subject to this regulation, (ii) I-Mab Tianjin was not acquired by a connected merger or by acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, (iii) I-Mab Shanghai and I-Mab Hangzhou were incorporated as wholly foreign-owned enterprises by means of direct investment, and (iv) our other three PRC subsidiaries, including Tasgen (Chengdu) Bio-Tech Co., Ltd. (“Tasgen Chengdu”), Shanghai Tianyunjian Bio-Tech Co., Ltd. (“Shanghai Tianyunjian”) and Sanjing (Beijing) Biotechnology Co., Ltd. (“Sanjing Beijing”), belong to the reinvestment enterprises of foreign investment enterprises.

However, our PRC counsel has further advised us that there remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs in this offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs in this offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

General Risks Related to Our ADSs and this Offering

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs ranged from US$9.30 to US$47.46 per ADS since the listing of ADSs on Nasdaq. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons, including:

•	announcements of regulatory approval or a complete response letter, or specific label indications or patient populations for a drug’s use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations, new products, acquisitions, strategic relationships, joint ventures or capital commitments by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	the results of our testing and clinical trials;

•	the results of our efforts to acquire or license additional drug candidates;

•	variations in the level of expenses related to our existing drugs and drug candidates or pre-clinical, clinical development and commercialization programs;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	fluctuations in product revenue, sales and marketing expenses and profitability; manufacture, supply or distribution shortages;

•	variations in our results of operations;

•	announcements about our results of operations that are not in line with analyst expectations, the risk of which is enhanced because it is our policy not to give guidance on results of operations;

•	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

•	changes in financial estimates by securities research analysts;

•	media reports, whether or not true, about our business, our competitors or our industry;

•	additions to or departures of our management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs by us, our executive officers and directors or our shareholders;

•	any share repurchase program;

•	general economic and market conditions and overall fluctuations in the U.S. equity markets;

•	changes in accounting principles; and

•	changes or developments in the PRC or global regulatory environment.

In addition, the stock market, in general, and pharmaceutical and biotechnology companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, the current volatility in the financial markets and related factors beyond our control may cause the market price of our ADSs to decline rapidly and unexpectedly.

We may face an increased risk of securities class action litigation.

Historically, securities class action litigation has often been brought against a company following a significant decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant share price volatilities in recent years. If we were to face lawsuits, it could lead to substantial costs and a distraction of management’s attention and resources, which could harm our business.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ADSs and could diminish our cash reserves.

On July 15, 2020, we announced that our board of directors has authorized a share repurchase program, pursuant to which we were authorized to repurchase our own ordinary shares, in the form of ADSs, with an aggregate value of up to US$20.0 million during a twelve-month period effective upon and from the date on which a formal stock repurchase plan engagement agreement is signed with a qualified broker-dealer(s). From July 15, 2020 to the date of this prospectus supplement, we didn’t repurchase any ADSs. Our share repurchase program could affect the price of our ADSs and increase volatility and may be suspended or terminated at any time.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering and this offering will be freely tradable without restriction or further registration under the Securities Act. On December 14, 2020, the SEC declared effective a registration statement on Form F-1, under which the selling shareholders identified therein may offer, from time to time, up to 25,123,751 ordinary shares, including ordinary shares represented by ADSs of our company. Our remaining ordinary shares issued and outstanding will be available for sale in the public market subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In connection with this offering, we, certain directors and certain selling shareholders have agreed, except in this offering, not to sell any ordinary shares or ADSs for 90 days after the date of this prospectus supplement without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sales” for a more detailed description of the restrictions on selling our securities after this offering.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an

ADS holder, you will only be able to exercise the voting rights carried by the underlying ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have an adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses pursuant to the deposit agreement. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers, and some of the experts named in this prospectus supplement, reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to the federal or state courts in the City of New York have jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2020 Revision) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We will not receive any proceeds from this offering. However, we continue to retain broad discretion in the use of the net proceeds from our initial public offering.

We will not receive any proceeds from this offering; however, we will continue to retain broad discretion in the application of the net proceeds from our initial public offering and could spend the proceeds in ways that do not produce income or increase our ADS price. We have not determined a specific use for a portion of the net proceeds of our initial public offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the net proceeds from our initial public offering are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of our initial public offering. We cannot assure you that the net proceeds from our initial public offering will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our memorandum and articles of association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.

As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance requirements. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market’s corporate governance requirements. For example, neither the Companies Act nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to adoption of the 2020 Plan. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Stock Market’s corporate governance requirements applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. income tax consequences.

We will be a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of our assets (generally determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). No assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year. The determination of whether we are or will become a PFIC is uncertain because it is a fact-intensive inquiry made on an annual basis that will depend, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of being a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of gross income for any taxable year. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification or valuation of certain income and assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allows us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders.

We were founded to capture the opportunities presented by the confluence of two major developments—the emergence of an attractive and growing biologics market in China, and the revolutionary scientific breakthroughs in cancer and autoimmune disease medicines. We believe we are well-positioned to become a biotech leader in China because of our innovative discovery expertise, fit-for-purpose technology platforms, biomarker-enabled translational medicine capabilities, and clinical development capabilities. These integrated capabilities are further enhanced by our deep understanding of China’s biologics regulatory framework and our direct access to extensive pre-clinical and clinical trial resources in China. To date, we have developed an innovative pipeline of more than 10 clinical and pre-clinical stage assets through our internal research and development efforts and in-licensing arrangements with global pharmaceutical and biotech companies.

Commercial Opportunities in China and Our Unique Position

We are fully aware of the competitive and regulatory challenges we face as an innovative clinical stage biotech company based in China, including need to raise significant capital, significant competition from global and other China-based biopharmaceutical companies, less streamlined regulatory pathway compared to countries with long-established regulatory systems, and potential implementation challenges and uncertainties of the recent government reform of the drug approval system. However, with these challenges in mind, we have been mitigating the risks through our internal R&D system that integrates multi-functional aspects of our drug development process to proactively deal with some of the regulatory challenges mentioned above. Furthermore, through our Beijing office which focuses on regulatory matters, we have established an effective communication channel with the regulatory agencies to discuss and resolve various regulatory issues promptly and effectively. We see vast opportunities for immuno-oncology and autoimmune biologics therapies in China. First, both the incidence and mortality of cancers in China have been increasing in recent years and are outpacing those in the United States and the rest of the world. Second, many innovative biologics approved to treat cancer and autoimmune diseases in the United States and Europe are not yet available in China. Third, the Chinese government has implemented new policies and regulations to simplify the review and approval cycle of clinical trials and new drug applications to encourage biologics innovation. Fourth, there has been a continuous and rapid increase in personal disposable income in China coupled with ongoing improvement in basic national health insurance coverage, making innovative biologics more accessible to more Chinese patients.

We believe we are uniquely positioned as a China-based global player to tap into these vast commercial opportunities. This is best demonstrated by our short journey in becoming one of the top clinical stage immunology companies in China. For example, in 2018 and 2019, we are the only China-based biotech company recognized by Genetic Engineering & Biotechnology News (GEN) as a top 10 immuno-oncology start-up in the world. To date, our research and development capabilities encompass discovery, translational medicine, biologics CMC development, pre-clinical development and clinical development with footprints in Shanghai, Beijing and the United States. We are now at a critical juncture to transition from a clinical stage biotech company into a fully integrated end-to-end global biopharmaceutical company in the next few years.

Our Unique Business Model

To achieve our mission and capitalize on these commercial opportunities, we have developed a business model built on two pillars: a fast-to-market China strategy and a fast-to-PoC (proof of concept) global strategy.

Fast-to-Market China Strategy

Our fast-to-market China strategy focuses on seeking opportunities to in-license the development and commercialization rights of investigational drugs from global biopharmaceutical companies for Greater China. We only select investigational drugs that have the potential to become novel or highly differentiated medicines. Through our substantial in-house research and development efforts, we build additional data packages to meet the requirements of the National Medical Products Administration (the “NMPA”) to ensure programs are ready for late-stage or registrational clinical development. Our internal development capabilities combined with our deep insight into China’s regulatory framework and our clinical network enable us to efficiently navigate through the drug development process to registration. To date, we have built an innovative China Portfolio consisting of five investigational drugs with an aim for near-term product launch. All of these investigational drugs have met the related pre-set safety and preliminary efficacy endpoints in Phase 1 or Phase 2 clinical trials in Europe, the United States or elsewhere and are either in or ready for Phase 2 or Phase 3 clinical trials in China. Set forth below is a summary of the latest development status of the anchor assets in our China Portfolio:

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For felzartamab (TJ202), a differentiated anti-CD38, we are conducting two parallel registrational trials as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track, and we expect to submit an NDA to the NMPA in 2021.

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For eftansomatropin (TJ101), a differentiated long-acting growth hormone, in September 2020, the NMPA approved our IND application for a registrational Phase 3 trial in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021.

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For enoblituzumab, a humanized antibody directed at B7-H3, in the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory.

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For efineptakin (TJ107), a long-acting interleukin 7, we obtained regulatory clearance from the NMPA in April 2020 to initiate a Phase 2 clinical trial in glioblastoma multiforme (GBM) patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021.

As a result, the investigational drugs in our China Portfolio are positioned for a series of new drug applications (NDAs) in China with the submission of the first NDA expected in 2021.

Fast-to-PoC Global Strategy

Our fast-to-PoC global strategy focuses on advancing our own novel or differentiated biologics towards clinical validation in the United States. First, we seek PoC of these drug candidates in the United States by conducting early phase clinical trials with a set of safety and efficacy endpoints and leveraging the FDA’s streamlined regulatory system for innovative drug development, including a predictable timeline towards IND approval. Second, we will use the data generated to advance clinical development in China, which we believe confers several advantages, including access to China’s large patient pool, extensive clinical trial resources through collaborations with leading hospitals in China, and a regulatory pathway for fast-track approval of drugs supported by solid overseas clinical data. Building on this approach, we may out-license the global rights (excluding Greater China) of these investigational drugs following clinical validation in the United States, while retaining the Greater China rights for further development and commercialization. We believe this approach will allow Chinese patients to benefit from our most advanced treatments concurrently or soon after their market approvals elsewhere. To date, we have created a Global Portfolio that consists of two molecular classes—monoclonal antibodies and bi-specific antibodies, which are internally generated. They are highly innovative molecules compared to global competitor assets in the same or related classes of drug candidates. Set forth below is a summary of the latest development status of the anchor assets in our Global Portfolio:

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For lemzoparlimab (TJC4), a differentiated anti-CD47, the topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS), and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

•

For uliledlimab (TJD5), a differentiated anti-CD73, we have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.

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For plonmarlimab (TJM2), an anti-GM-CSF, we have completed a single-dose first-in-human study in healthy volunteers in the United States. It is the first antibody of its class entering clinical development in China. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in patients with rheumatoid arthritis (RA). We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where GM-CSF is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy. In addition, since the COVID-19 outbreak, we have sprung into action to prioritize plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe COVID-19, in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States.

These two strategies and the resulting two portfolios complement each other. This enables us to achieve a balance among our ambition to develop novel or highly differentiated drugs, our goal to efficiently advance our pipeline assets towards commercialization and the inherent development risks. With this goal in mind, we are also aware that the intended novelty and key differentiation of our investigational drugs or drug candidates are subject to pivotal clinical validation and approval by the relevant regulatory authorities. There is no assurance that any such investigational drug or drug candidate will receive regulatory approval. See “Risk Factors” for a detailed description of the risks related to the development and commercialization of our drug candidates.

Our Capabilities

Our Innovative Discovery Expertise

Built by an elite group of seasoned immunologists with extensive academic research and drug development experience, our discovery engine has generated a panel of internally developed innovative drug molecules in a short span of five years. Among them, 12 innovative drug molecules have met our standard of novelty or high differentiation and have advanced toward further development. This achievement is a testament to our discovery team’s acumen and technical prowess in translating target biology into points of innovation or differentiation.

The discovery of lemzoparlimab showcases our innovative research capabilities. Not settling on performing routine or traditional antibody screening, we set a specific goal to identify and select a unique CD47 antibody that is free from binding to red blood cells (RBC) from all CD47 antibody leads. As a result, we selected by design, our proprietary CD47 antibody (TJC4) with a rare epitope that spares binding to RBCs as a differentiation point from other CD47 antibodies that typically cause inherent hematologic side effects. The topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Therefore, we believe that lemzoparlimab, if approved, will be a potentially highly differentiated anti-tumor CD47 antibody with the advantage of minimizing hematologic side effects.

Another example of our R&D capability relates to our novel bi-specific antibody panel that represents a new wave of oncology drug candidates. We created novel biological properties of these bi-specific antibodies that are capable of enriching immune cells in tumors through dual targeting of PD-L1 and immune cells for a synergistic anti-tumor effect. These bi-specific drug candidates have been shown to exhibit unique properties that render tumors more responsive to treatment. Our discovery expertise, when combined with our “fit-for-purpose” antibody engineering technology platforms, becomes a powerful engine of innovation to create novel molecules.

Our Fit-for-Purpose Technology Platforms

Our proprietary antibody engineering platforms enable us to accurately capture the biological properties of bi-specific antibodies and retain good manufacturability and druggability of the molecules. To date, we have eight novel pre-clinical stage bi-specific drug molecules. In addition to our own bi-specific antibody platform, we partnered with ABL Bio and WuXi Biologics to access their antibody engineering platforms in order to increase the probability of success, as different molecular configurations require different technologies. Furthermore, our proprietary antibody-cytokine technology has enabled another form of bi-specific antibodies such as TJ-L1I7 and TJ-C4GM that link a tumor-engaging antibody with an immune-modulatory cytokine. Superior to monoclonal antibodies or cytokines alone, this class of bi-specific antibodies has demonstrated unique properties of concentrating the drug molecules in tumors for a desired target effect with reduced systemic toxicity of cytokines or creating biologic synergy that can potentially translate into better treatment outcome.

Our Biomarker-Enabled Translational Medicine Capabilities

As we focus on developing innovative drug molecules, the ability to apply relevant biomarkers that link a drug response to treatment effects is critical for early-stage clinical trials of our investigational drugs. This translational medicine capability requires cross-functional knowledge and unique skills to link the target biology of an investigational drug to clinical responses. We have been developing tailor-made biomarkers for each of our investigational drugs, which are used to select potential responders, predict and measure target engagement, support dose determination and enable timely informed decisions on advancing our assets to the next phase of clinical development. For example, for the development of uliledlimab, we intend to use CD73 in tumor tissue in combination with other tumor biomarkers to stratify potential target patient populations in our clinical trial. To that end, we have developed assays to measure CD73 expression and activity in tumor tissues. Furthermore, we have developed specialized assays to measure uliledlimab drug concentrations in tumor tissues. By linking drug concentration with its activity in the same tumor location, these data help us determine appropriate dose selection for further clinical studies.

Our Clinical Development Capabilities

Our clinical development is led by a global team of clinical scientists, industry physicians and experts in portfolio management, quantitative science, clinical operations, drug safety and quality control. Our clinical team accounts for approximately 80% of our entire R&D organization’s headcount and 80% of our budget allocation. The skillset of our clinical development team is highlighted by a combination of extensive global pharma, local drug development and operation experiences with clinical networks in China and the United States. The team is driven by high ethical standards, with passion for improving the lives of patients.

Our team has the ability to integrate internal core development functions to conduct global and local clinical trials. We also effectively leverage external resources, including clinical contract research organizations, academic clinical centers and/or networks, and global pharmaceutical or biotech partnerships. Furthermore, we have established and implemented a robust internal clinical governance system and processes to safeguard patient safety and data integrity. Our current clinical development functions and teams are strategically based in Shanghai, Beijing, and the United States to cover Phase 1 through Phase 3 clinical trials in China and early-stage clinical trials in the United States.

Our clinical development capabilities are best demonstrated by the rapid implementation of 11 clinical trials, including one completed trial in the United States and ten on-going Phase 1/2 or registration trials in the United States and China in the past three years. To ensure regulatory approval and subsequent product launch as currently planned, we strive to reach the following critical clinical milestones by early 2021: 11 active clinical programs consisting of two Phase 3 or registrational trials in China, three Phase 2 trials and six Phase 1/2 trials in the United States and China.

Our Global Strategic Collaborations

We have established an excellent track record of in-licensing and out-licensing deals with our global and regional partners. These in-licensing deals enable us to acquire multiple innovative clinical stage assets with favorable clinical data packages. We have quickly built our China Portfolio through in-licensing deals with global biotech partners, including MorphoSys, Genexine, MacroGenics and Ferring (as the sublicensee under our agreement with Ferring related to olamkicept). Over the past three years, we have established more than 10 global and regional partnerships with reputable pharma or biotech companies. Our partners selected us among many China-based companies with the belief that we are an ideal partner in China given our strength in science and drug development capability, our outstanding track record of execution demonstrated by rapidly progressing drug development programs in China and the United States, and our vision and network to tap into business opportunities and China’s growing pharmaceutical market. For example, MorphoSys, MacroGenics and Genexine all stated that we are an ideal or the best partner in China in their press releases or public announcements. The out-licensing deals enable us to streamline our pipeline, focus our resources on the most valuable assets in the most desirable territories and build strategic alliances with leading global biopharmaceutical companies. In addition, we seek co-development opportunities to share development costs, risks and territorial commercial rights with our partners. In the past several years, we have out-licensed four assets and initiated multiple co-development programs with partners such as ABL Bio, MSD, Roche and Junshi and WuXi Biologics. The revenue from out-licensing and co-development deals is expected to continue to grow as our pipeline progresses.

Global Strategic Partnership with AbbVie

In September 2020, we, through I-Mab Biopharma Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of our company, entered into a broad global strategic collaboration with AbbVie Ireland Unlimited Company (“AbbVie”), a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab. We retain all rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Hong Kong and Macau. AbbVie will conduct further global clinical trials (which we may elect to co-fund) to evaluate lemzoparlimab in multiple cancers. This deal also allows for potential collaboration on future CD47-related therapeutic agents, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta®). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories. In addition, we and AbbVie will share manufacturing responsibilities, with AbbVie being the primary manufacturer for supply outside of Mainland China, Hong Kong and Macau and us being the primary manufacturer for supply in Mainland China, Hong Kong and Macau. We believe that this collaboration will accelerate the establishment of our commercial production operations in China.

Pursuant to this collaboration, AbbVie has paid us an upfront payment of US$180 million. Additionally, in connection with the recently released clinical data from the Phase 1 trial of lemzoparlimab in the United States, we expect to be paid a first milestone payment of US$20 million. We will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low double-digit percentages on global net sales outside of Mainland China, Hong Kong and Macau. In addition, AbbVie has a license and right of first negotiation to further develop and commercialize two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by us and we cannot commercialize products containing these two additional lemzoparlimab-based bispecific antibodies outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion.

This strategic collaboration with AbbVie reinforces our internal research and development capabilities and our leading position in immuno-oncology and enables us to realize the full potential of our innovation. By leveraging the combined development strength of our company and AbbVie, we aim to speed lemzoparlimab to market for patients in need around the world.

Our Drug Pipeline

The chart below summarizes the development status of our drug pipeline.

Notes:

*

(i) for felzartamab (TJ202), we are conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track, and we expect to submit an NDA to the NMPA in 2021. In addition, we submitted an IND application to the NMPA in October 2019 for a Phase 1b trial for felzartamab in SLE; (ii) for eftansomatropin (TJ101), in September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021; (iii) for enoblituzumab, we expect to submit an IND application in 2021 for a Phase 2 trial; (iv) for efineptakin (TJ107), we have obtained regulatory clearance from the NMPA to initiate a phase 2 clinical trial in GBM patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021; and (v) for olamkicept (TJ301), we are conducting an ongoing Phase 2 clinical trial in patients with active ulcerative colitis. The enrollment of this trial is complete and topline data are expected to be released by early 2021.

**

We were collaborating with Everest Medicines Limited (“Everest”) to co-develop and commercialize felzartamab in Greater China for all indications in hematologic oncology. Everest was primarily responsible for sharing with us, by the proportion of 75% for Everest and 25% for us, the development costs of felzartamab. On November 4, 2019, we and Everest terminated the collaboration agreement (including all the supplements and amendments thereto) with respect to the co-development and commercialization of felzartamab in Greater China. Upon the termination, Everest will not retain any rights or entitlements to develop or commercialize felzartamab or any economic interest in its commercialization. All intellectual property rights in respect of felzartamab arising from its development under the collaboration agreement are vested and owned by us, and we hold all intellectual property rights and have maximum flexibility to further develop, manufacture and commercialize felzartamab in Greater China. In consideration of the above arrangements, we issued a total value of US$37.0 million of ordinary shares (the “CPP Shares”) to Everest, representing Everest’s historical contribution to our collaboration and the associated time cost. The CPP Shares were issued concurrently with the completion of our initial public offering in January 2020, at a per share price equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio.
***

Our bi-specific antibody panel consists of (i) six PD-L1-based bi-specific antibodies, including TJ-L1C4 (PD-L1 × CD47), TJ-L1A3 (PD-L1 × LAG3), TJ-L1H3 (PD-L1 × B7-H3), TJ-L14B (PD-L1 × 4-1BB), TJ-L1T6 (PD-L1 × T1G1T) and TJ-L1I7 (anti-PD-L1 × IL-7 cytokine), (ii) TJ-C4GM (anti-CD47 × GM-CSF cytokine), and (iii) TJ-CLDN4B (Claudin 18.2 × 4-1BB).

Highlights of Our Fast-to-Market China Portfolio

Our fast-to-market China strategy is demonstrated by our China Portfolio, which consists of novel or highly differentiated investigational drugs. Felzartamab, efineptakin, enoblituzumab and eftansomatropin are the four anchor assets in our China Portfolio. While we have been diligently pursuing our fast-to-market China strategy, we are aware that there is no assurance that we will always be successful in commercializing any of our product candidates in our China Portfolio in an accelerated manner. See “Risk Factors” for a detailed description of the risks related to the development and commercialization of our drug candidates.

Felzartamab is a differentiated CD38 antibody originally developed by MorphoSys that meets the pre-set clinical safety and preliminary efficacy endpoints from a clinical trial conducted in the European Union (EU). In-licensed from MorphoSys, felzartamab is being developed to address the current unmet needs and commercial opportunities in China for multiple myeloma and potentially autoimmune diseases, such as SLE. We own an exclusive license to develop felzartamab in Greater China. We believe felzartamab, if approved, is potentially highly differentiated compared with the currently marketed CD38 antibody. First, under a similar pre-medication condition with dexamethasone, anti-pyretics and anti-histamines, felzartamab has demonstrated a significantly shorter infusion time and lower infusion reaction rate. Second, unlike the currently marketed CD38 antibody, felzartamab does not down-regulate CD38 expression on the surface of bone marrow myeloma cells in vitro, maintaining sensitivity of myeloma cells to felzartamab for repeated treatments. We are conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track. We aim to submit an NDA for felzartamab as a third-line monotherapy in 2021, followed by another NDA submission for felzartamab as a second-line combination therapy. Moreover, we believe felzartamab has great market potential in the treatment of pathogenic antibody-mediated autoimmune diseases, such as SLE, where there is a significant unmet need for more effective therapies. We submitted an IND application to the NMPA in October 2019 for a Phase 1b trial for felzartamab in SLE.

Efineptakin is the first long-acting recombinant human IL-7 known to boost cancer-fighting T lymphocytes by increasing their number and function and is being developed as a potential oncology investigational drug. The clinical safety and effect of efineptakin on T cells have been investigated in multiple previous and ongoing clinical trials in South Korea and the United States. Efineptakin is being positioned to address a huge unmet medical need in oncology. First, efineptakin can be an oncology-care agent to treat cancer treatment-related lymphopenia (low blood lymphocyte levels), a common condition that occurs in cancer patients who have received chemotherapy or radiation therapy, and there is no approved treatment for this condition. This condition causes further damage to patients’ already compromised immune system and weakens its ability to fight cancers. Second, efineptakin has been shown to synergize with a PD-1 antibody in a tumor animal model potentially through increased T lymphocyte activation and proliferation. In May 2020, we obtained regulatory clearance from the NMPA to initiate a phase 2 clinical trial with efineptakin in GBM patients with lymphopenia.

We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021. We are coordinating our study globally with Genexine, which is conducting a Phase 2 clinical trial in South Korea and parallel clinical trials in the United States towards clinical PoC.

Enoblituzumab is a humanized antibody directed at B7-H3, a member of the B7 family of T cell checkpoint regulators that is widely expressed across multiple tumor types and plays a key role in the regulation of immune response against cancers. Similar to other inhibitors of the B7 family such as PD-L1, targeting B7-H3 potentially provides a treatment option for a variety of cancers expressing B7-H3. Enoblituzumab was originally developed by MacroGenics, and we own the Greater China rights of this investigational drug. In multiple clinical trials conducted by MacroGenics, when combined with pembrolizumab in recurrent or metastatic squamous cell carcinoma of the head and neck (“SCCHN”) and non-small cell lung cancer (“NSCLC”), enoblituzumab has shown favorable clinical results that warrant further investigation. In the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory. Further clinical development may be planned together with MacroGenics to extend to other cancer indications in China and/or globally.

Eftansomatropin is a potentially highly differentiated long-acting human growth hormone that is being developed as a weekly treatment for pediatric growth hormone deficiency as compared to currently available daily regimens of recombinant human growth hormone (“rhGH”). Eftansomatropin was originally developed by Genexine, and we own the Greater China rights of this product, which has the potential to address an important clinical need and to cover a significant market gap in pediatric growth hormone deficiency. In a previous Phase 2 trial conducted by Genexine in South Korea and the EU, both weekly and bi-weekly administration of Eftansomatropin demonstrated similar therapeutic effects to daily injection of Genotropin, a short-acting rhGH. In September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021.

Highlights of Our Fast-to-PoC Global Portfolio

Our fast-to-PoC global strategy is demonstrated by our Global Portfolio, which mainly consists of our internally developed novel or differentiated biologics. Our Global Portfolio focuses on two molecular classes—monoclonal antibodies and bi-specific antibodies. While we have been diligently pursuing our fast-to-PoC global strategy, we are aware that there is no assurance that we will always be successful in achieving PoC or pivotal development milestones for any of our product candidates in our Global Portfolio in an accelerated manner. See “Risk Factors” for a detailed description of the risks related to the development and commercialization of our drug candidates.

Monoclonal antibodies—Among the five monoclonal antibody drug candidates, lemzoparlimab (TJC4), uliledlimab (TJD5) and plonmarlimab (TJM2) are in clinical development.

Lemzoparlimab is an internally discovered, fully human monoclonal antibody targeting CD47, which is one of the most promising immuno-oncology targets after PD-1/PD-L1. Blocking CD47 activates tumor-engulfing macrophages, a component of the innate immune system as an important cancer-fighting mechanism. CD47 antibodies are being actively pursued in clinical trials by a few global companies. However, current development efforts on CD47 antibody drugs are hampered by hematologic side effects (such as anemia) due to binding to human RBCs. For example, at least two clinical trials conducted by other companies have been suspended. Unlike competitor investigational drugs, lemzoparlimab is a rare antibody originally selected, by design, to purposefully avoid or minimize binding to RBCs while maintaining a high antibody affinity and tumor killing properties. Lemzoparlimab’s unique property of minimal RBC binding and no significant hematologic changes has been extensively validated in a whole series of robust in vitro assays and non-human primate studies. In a GLP toxicology study involving 40 monkeys, no hematologic side-effects were seen even with repeated injections of 100 mg/kg doses. This unique property may enable lemzoparlimab to be used safely in a broader patient population to explore its treatment potential in cancers, differentiating it from other clinical stage lemzoparlimab investigational antibody drugs. Notably, the topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Therefore, we believe that lemzoparlimab, if approved, will be a potentially highly differentiated anti-tumor CD47 antibody with the advantage of minimizing hematologic side effects. In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS), and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

Uliledlimab is an internally developed, humanized inhibitory antibody against human CD73. CD73 is a homodimeric enzyme expressed in tumors and plays a critical role in suppressing immune cells in tumor micro-environment. Uliledlimab displays sub-nanomolar binding affinity to CD73 and inhibits its nucleotidase activity. In vitro, uliledlimab completely reversed the AMP- or tumor cell-mediated suppression of T cells. In vivo, when combined with a PD-L1 antibody, uliledlimab exhibited a superior or synergistic inhibitory effect on tumor growth. The key differentiation of uliledlimab when compared to some of the other clinical stage antibodies of the same class, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in a complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” With this particular mode of action, uliledlimab, if approved, has the potential to become a highly differentiated CD73 antibody. We have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.

Plonmarlimab is an internally discovered neutralizing antibody against human granulocyte-macrophage colony-stimulating factor (“GM-CSF”), an important cytokine that plays a critical role in chronic inflammation and destruction in autoimmune diseases such as rheumatoid arthritis (“RA”). Plonmarlimab is a humanized IgG1 that displays high affinity binding to GM-CSF and blocks its signaling and downstream effects. Plonmarlimab is being developed for the treatment of autoimmune and inflammatory diseases, including RA and cytokine release syndrome (“CRS”). We have completed a single-dose first-in-human study in healthy volunteers in the United States. In China, plonmarlimab is the first antibody of its class entering clinical development. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in patients with rheumatoid arthritis (RA) in China. We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where GM-CSF is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy. In addition, since the COVID-19 outbreak, we have sprung into action to prioritize plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe COVID-19, in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States.

TJ210 is a novel monoclonal antibody directed at C5aR for cancers through a partnership with MorphoSys. In September 2020, the FDA has cleared the IND application for TJ210 to initiate a Phase 1 clinical trial. The trial is designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of TJ210 and is expected to commence by early 2021. We plan to work jointly with MorphoSys to develop this asset.

Bi-specific antibody panel—This novel antibody class represents an emerging and fast-moving area of new drug discovery. Bi-specific antibodies are typically constructed to have a dual specificity of two selected antibodies or combined properties of an antibody linked with a cytokine, previously called an immune-cytokine. However, despite the recent success of checkpoint inhibitors, clinical efficacy of these drugs has been unsatisfactory. It is estimated that over 60% of cancer patients, including those with melanoma, renal cell cancer, colorectal cancer, non-small cell lung cancer, urothelial cancer and head and neck squamous cell carcinoma, do not respond to PD-1/PD-L1 monotherapies. In addition, some patients develop resistance after initial treatment with these therapies. As a result, the standard of care today leaves many cancer patients underserved. There is consensus among cancer immunologists that tumors that do not respond to PD-1/PD-L1 treatment have poor immunologic features, such as an absence or paucity of tumor-fighting immune cells or the presence of dysfunctional immune cells within the tumors, collectively known as “cold tumors.” We believe that PD-1/PD-L1 non-responders can be better treated with novel bi-specific antibodies. The unique and superior properties of these bi-specific antibodies over PD-L1 inhibitors alone stem from a second targeting component attached to the PD-L1 antibody moiety of the bi-specific molecules, thereby enabling them to elicit a sufficient immune response and converting a “cold tumor” to an immune-active “hot tumor.” Such unique properties of bi-specific antibodies cannot be substituted by a combination of the PD-L1 antibody with a selected second component (either cytokine or antibody) in a free form. The underlying mechanism is such that the second component must be structurally integrated with the tumor-engaging PD-L1 antibody in order to concentrate and function inside the tumor, which cannot be readily achieved by the two free agents used in combination.

We have successfully generated a panel of bi-specific antibodies in which our proprietary PD-L1 antibody acts as the backbone (the first signal) and is linked with various second components (the second signal), including, but not limited to, a 4-1BB agonist antibody (TJ-L14B), a B7-H3 antibody (TJ-L1H3), a CD47 antibody (TJ-L1C4) and an IL-7 cytokine (TJ-L1I7), which are shown to work with the PD-L1 backbone in various assays and cancer animal models. This unique panel of bi-specific antibodies is only made possible by our proprietary and partnered antibody engineering technologies and the availability of our proprietary monoclonal antibodies. Furthermore, we have generated two other bi-specific antibodies (TJ-C4GM and

TJ-CLDN4B) that are tailor-made to function as novel fortified antibodies by linking lemzoparlimab with an engineered GM-CSF cytokine for the treatment of solid tumors and by linking our Claudin 18.2 antibody with a 4-1BB antibody as a unique gastric cancer treatment agent that only activates T cells conditionally upon tumor engagement. All bi-specific antibodies have been validated in a series of robust in vitro and in vivo studies for biology proof-of-concept, providing a solid basis for clinical validation in cancer patients.

Our Strategies

Moving forward, we strive to become a fully integrated end-to-end global biopharmaceutical company whose capabilities encompass drug discovery, GMP manufacturing, pre-clinical and clinical development and commercialization. To achieve this goal, we intend to pursue the following strategies.

Rapidly advance our China Portfolio towards commercialization

We intend to pursue the most efficient pathway to NDA approval for the investigational drugs in our China Portfolio. In the next 12 months, we expect to make significant advances with our China Portfolio. Most of the clinical assets of our China Portfolio are expected to undergo Phase 2, Phase 3 or registrational clinical trials in 2021. We plan to submit NDAs to the NMPA for our China Portfolio products in sequence from 2021 to 2024. With respect to commercialization capabilities, we plan to initially partner with a specialty pharmaceutical company that has existing commercial capabilities and infrastructure in China to jointly market our leading products. Once we have acquired commercial experience and developed a distribution network, we plan to build a robust internal sales and marketing platform.

Expand our research and development capabilities and footprint in the United States to advance our Global Portfolio

As part of our global strategy, we plan to expand our research and development capabilities in the United States to include regulatory affairs, translational medicine, drug formulation and clinical operations. These specific research and development functions in the United States are complementary to and an integral part of our overall research and development capabilities to support clinical development of our Global Portfolio. Currently, three of our investigational antibody drugs (lemzoparlimab, uliledlimab and plonmarlimab) are in clinical trials in the United States. We aim to continue advancing the ongoing clinical trials to Phase 2 for clinical validation and to initiate multiple new clinical programs by 2022 in the United States. In addition, we intend to expand our operational footprint in the United States to create an independent multi-functional business entity covering global business development, investor relations and corporate communications and other operational capabilities. We are in the process of assembling an integrated management team with global experience and extensive track record dedicated to overseeing our operations in the United States.

Build our manufacturing capabilities

We believe it is strategically important and advantageous that we own and control our GMP manufacturing process in order to ensure quality, secure production slots and maximize cost-effectiveness for clinical trial materials and commercial supplies. We intend to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a fully integrated biopharma company. We have taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The Hangzhou Facility targets to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by the end of 2021 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023. Construction is expected to commence in April 2021 and ready for use by the end of 2023. The project will be financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing, I-Mab Hangzhou became an affiliate of us. We, through our wholly owned subsidiary and parties acting in concert, remain the majority shareholder of I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), the entity holding the Hangzhou Facility, and retain a managing role and take full control to build and operate the manufacturing facility. We plan to prioritize our therapeutic focus and resources on immuno-oncology in our global ambition to become a leading immuno-oncology company. This goal has been accelerated by our recent global strategic collaboration with AbbVie and its commercialization plan for the initial oncology products. I-Mab Hangzhou is positioned to provide manufacturing capabilities for us, as well as the continued development of selected biologics assets that are non-essential to our immuno-oncology focus, i.e. olamkicept, plonmarlimab (excluding cytokine release syndrome indications) and a few pre-clinical CMC-stage programs. We believe that this strategic alignment is necessary to maximize the pipeline value and balance the development risk for us.

Maximize the value of our pipeline

In addition to our successful in-licensing efforts, we have established a good track record of out-licensing collaborations and co-development partnerships. For the years ended December 31, 2017, 2018 and 2019, we recorded revenues of RMB11.6 million, RMB53.8 million and RMB30.0 million from upfront and milestone payments through three out-licensing deals, respectively. We have reached cost-sharing co-development deals for some of our drug candidates with multiple global and regional partners. In September 2020, we, through I-Mab Biopharma Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of our company, entered into a broad global strategic collaboration with AbbVie Ireland Unlimited Company (“AbbVie”), a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie an exclusive global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47). We retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau. Pursuant to this collaboration, AbbVie has paid us an upfront payment of US$180 million. Additionally, in connection with the recently released clinical data from the Phase 1 trial of lemzoparlimab in the United States, we expect to be paid a first milestone payment of US$20 million. We will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties consisting of low double-digit percentages on global net sales outside of Mainland China, Hong Kong and Macau. In addition, AbbVie has a license and a right of first negotiation to further develop and commercialize two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by us, and we cannot commercialize products containing these two additional lemzoparlimab-based bispecific antibodies outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion.

These achievements, in particular our collaboration with AbbVie, have not only demonstrated our ability to optimize our pipeline but also provided a sustainable revenue stream. Going forward, we plan to enhance our out-licensing efforts. We expect that the revenue generated from out-licensing opportunities will continue to increase and will account for the majority of our net revenue before the commercialization of our marketed products.

Our Drug Pipeline

China Portfolio

Felzartamab (TJ202): A Potential Highly Differentiated CD38 Antibody for Multiple Myeloma and Autoimmune Diseases

Summary

Felzartamab is a fully human, highly differentiated monoclonal antibody directed against CD38. Felzartamab, if approved, is positioned as a potential highly differentiated anti-CD38 therapy for multiple myeloma (“MM”), either as a monotherapy or as a combination therapy with other anti-cancer agents. We aim to demonstrate the advantages of felzartamab, including its short infusion time, low infusion related reaction (“IRR”) and potentially sustained efficacy, in our ongoing clinical trials in China. Additionally, as pathogenic CD38-positive B cells and plasma cells are strongly implicated in the disease progression of pathogenic antibody-mediated autoimmune diseases, we believe the therapeutic value of felzartamab can be extended to these diseases that have significant unmet medical needs. We have begun to explore its therapeutic application in systemic lupus erythematosus (“SLE”) and later in other autoimmune diseases. In November 2017, we obtained an exclusive license from MorphoSys to develop felzartamab in Greater China. The development of felzartamab is driven by a fast-to-market strategy. We are conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track, and we expect to submit an NDA to the NMPA in 2021. Additionally, we submitted an IND application to the NMPA in October 2019 for a Phase 1b trial for felzartamab in SLE.

Therapeutic Options and Current Development

Multiple Myeloma (MM)

The treatment options and investigational drugs under development in China include: (i) for small molecule drugs, two or three approved drugs known as doublets or triplets are used. VRD triplet (Velcade (bortezomib), Revlimid (lenalidomide) and dexamethasone) has been approved for overseas frontline treatment and is recommended in China in the 2017 version of treatment guideline. VCD triplet (Velcade, cyclophosphamide and dexamethasone) is the most widely adopted first-line treatment in China due to its lower cost. In 2017, lenalidomide and bortezomib were included in the National Reimbursement Drug List in China; (ii) with respect to CD38 antibody therapy, daratumumab (from Johnson & Johnson) received conditional NDA approval from the NMPA in July 2019, and isatuximab (from Sanofi) is in a Phase 3 trial in China; and (iii) for CAR-T therapy, several Phase 1 or 2 clinical trials are ongoing in China.

However, there is no curative treatment for MM. Although the currently marketed CD38 antibody (daratumumab) in China is efficacious, it takes a long time to be administered by IV infusion (up to six hours) and causes a high infusion reaction rate (“IRR”). In clinical trials, approximately half of all patients experience an infusion reaction, symptoms of which may include fever, chills, nausea, bronchospasm, hypoxia, dyspnea, hypertension, laryngeal edema and pulmonary edema. Thus, there is a need for a safer and convenient-to-use drug. Such a drug may be combined with other therapeutic agents for better treatment effects in MM.

Systemic Lupus Erythematosus (SLE)

Patients with mild SLE are often given non-steroidal anti-inflammatory drugs, while more severe patients may need corticosteroids or immunosuppressants. Approved by the FDA in 2011 and by the NMPA in July 2019, Benlysta (belimumab), a B-lymphocyte stimulator (BLyS)-specific inhibitor developed by GSK, is currently the world’s only biologic approved to treat SLE. However, there remains a significant unmet medical need beyond belimumab for SLE in China and the rest of the world. As dysregulated CD38-positive B cells and auto-antibodies produced by CD38-positive plasma cells and resulting immune complexes are at the core of the pathogenesis of SLE, direct inhibition and selective depletion of pathogenic B cells and plasma cells are believed to offer better treatment options. Our felzartamab has the potential to offer such a disease-modifying treatment option. In addition, as described below, the advantages of our felzartamab include convenience of use and a lower IRR, making it a more favorable treatment agent in the long-term clinical management of SLE if approved.

Advantages of Felzartamab

Felzartamab, if approved, is a potentially highly differentiated CD38 monoclonal antibody and could be the second antibody therapy for MM to launch in China. A Phase 2a trial of felzartamab in MM showed a level of treatment effects comparable to that observed in trials of the currently marketed CD38 antibody. However, available trial data from MorphoSys and Johnson & Johnson indicate that with similar pre-medications of dexamethasone, anti-pyretics and anti-histamines, Felzartamab required only a short infusion time of 0.5 to 2 hours, compared to 3.5 to 6.5 hours for the currently marketed CD38 antibody at the first infusion. Moreover, the IRR was as low as 7% for felzartamab, compared to 48% for the currently marketed CD38 antibody. The advantages of felzartamab associated with infusion may be attributed to its lack of antibody CDC activity and are likely to translate into clinical benefits in terms of tolerability and convenience of use as well as economic benefits due to the cost and length of hospital stay. In addition, unlike the currently marketed CD38 antibody, felzartamab treatment does not down-regulate CD38 expression on the surface of bone marrow myeloma cells in vitro, maintaining sensitivity of malignant myeloma cells to repeated felzartamab treatments. As felzartamab is being considered for long-term treatment management of autoimmune diseases, we believe such clinical differentiation is critical.

For autoimmune diseases, felzartamab has advantages over other B cell-targeting therapies such as CD20 antibodies, as it specifically targets malfunctioned CD38high B cells and pathogenic plasma cells involved in autoimmune diseases while CD20 antibodies target most B cells, including those involved in normal immune functions and regulatory functions, but not plasma cells producing pathogenic antibodies.

Mechanism of Action

Felzartamab binds to CD38 overexpressed on the surface of target cells and kills them by inducing antibody-dependent cellular cytotoxicity (“ADCC”) and antibody-dependent cellular phagocytosis (“ADCP”). The target cells are the malignant plasma cells in MM and a group of dysregulated CD38high B cells and plasma cells that produce pathogenic antibodies in autoimmune conditions such as SLE.

Figure:	Felzartamab kills CD38-bearing tumor cells by inducing ADCC and ADCP.

Summary of Clinical Results

MorphoSys has conducted a Phase 1/2a study in adult patients with relapsed or refractory MM in Austria and Germany.

Study Design. The open-label, multicenter, dose-escalation study was designed to characterize the safety profile and preliminary efficacy of felzartamab in adults with relapsed or refractory MM. A 3+3 dose escalation design was used to establish the maximum tolerated dose (“MTD”), recommended dose and dosing regimen of felzartamab as monotherapy, weekly or bi-weekly, with or without dexamethasone (“DEX”), and in combination with pomalidomide (“POM”) and DEX or lenalidomide (“LEN”) and DEX standard regimens. The MTD and recommended dose and dosing regimens were to be confirmed in three confirmation cohorts of at least six evaluable subjects each. Felzartamab dose levels in this study ranged from 0.01 mg/kg to 16.0 mg/kg, administered by intravenous (“IV”) infusion.

The clinical study results as of the data cutoff date, December 31, 2017, are summarized as follows.

Safety. Felzartamab was well tolerated in patients with RRMM, as a single agent and in combination with DEX, or with POM/DEX, or with LEN/DEX. The MTD of felzartamab was not reached. In the 56 patients from three groups receiving combination regimens, grade ≥ 3 adverse events (“AEs”) were mainly in the hematological system reflected by a decrease of various blood cells. This was as expected, because of decreased bone marrow function due to the presence of myeloma as well as the expression of CD38 on various cell lineages of the myeloid and lymphoid compartments. Most of the hematological adverse events were transient and generally manageable.

Felzartamab was administered as a two-hour IV infusion at first dose and infusion time could be reduced to as short as 30 minutes at subsequent doses without obvious safety concerns. Among all cohorts, infusion-related reactions, including tachycardia, pyrexia and hypersensitivity, occurred in 18 of 91 patients (19.8%) and were mostly mild to moderate. In the combination cohorts containing DEX, a very low IRR (4 out of 56 patients (7%)) was observed. These results compared favorably with the historical data of the currently marketed CD38 antibody.

Clinical Efficacy. Preliminary efficacy results were based on 56 patients from three groups treated with felzartamab combination therapies. No responses were observed for the monotherapy groups which were primarily serving for dose escalation. Felzartamab in combination with low dose DEX, POM/DEX or LEN/DEX demonstrated an overall response rate (“ORR”) of 28%, 48% and 65%, respectively. Durable responses were observed as median progression-free survival (“PFS”) was of 8.4 months and 17.5 months for the DEX and the POM/DEX combination groups, respectively, and PFS levels were not reached for the LEN/DEX combination group, as there were not sufficient events of progression recorded.

Figure:

Best overall response and ORR. Patients were treated with felzartamab in combination with low dose of DEX (40 mg for 75 years old and younger, or 20 mg for older than 75 years old), POM (4 mg) /Dex or LEN (25 mg)/Dex. Dex: dexamethasone; POM: pomalidomide; LEN: lenalidomide; ITT: intent to treat; NE: not evaluable; PD: progressive disease; SD: stable disease; MR: minimal response; PR: partial response; VGPR: very good partial response; CR: complete response; sCR: stringent complete response; ORR: overall response rate. (Source: MorphoSys)

The definitions of PD, SD, MR, PR, VGPR, CR and sCR and how these responses were measured for multiple myeloma are set forth in the table below. (Source: International Myeloma Working Group Uniform Response Criteria (2006) and European Group for Blood and Marrow Transplantation Criteria)

RESPONSE SUBCATEGORY	CRITERIA A
sCR	• CR as defined below plus Normal free light chain ratio (FLC) and Absence of clonal cells in bone marrow[b] by immunohistochemistry or immunofluorescence[c]
CR	• Negative immunofixation on the serum and urine and • Disappearance of any soft tissue plasmacytomas and • <5% plasma cells in bone marrow[b]
VGPR	• Serum and urine M-protein detectable by immunofixation but not electrophoresis or • ≥90% reduction in serum M-protein plus urine M-protein level <100 mg/24 hours
PR

•  ≥50% reduction of serum M-protein and reduction in 24-hour urinary M-protein by ≥90% or to <200 mg/24 hours

•  If the serum and urine M-protein were unmeasurable, a ≥ 50% decrease in the difference between levels of involved and uninvolved free-light-chains instead of the M-protein criteria

• In addition to the above-listed criteria, if present at baseline, a ≥ 50% reduction in the size of soft tissue plasmacytomas was also required
MR d,e

•  25–49% reduction in level of serum M-protein

•  50–89% reduction in 24-hour urinary M-protein, which still exceeds 200 mg/24 hours. If present at baseline, 25–49% reduction in the size of soft tissue plasmacytomas (by radiography or clinical examination)

•  No increase in the size or number of lytic bone lesions (development of a compression fracture did not exclude response)

SD f	• Not meeting criteria for CR, VGPR, PR, MR, or PD
PD

NOTE: Required any 1 or more of the following:

Increase of ≥25% from nadir in

•  Serum M-component and/or (absolute increase ≥0.5 g/dL)[g]

•  Urine M-component and/or (absolute increase ≥200 mg/24 hours)

•  Only in subjects without measurable serum and urine M-protein levels: the difference between involved and uninvolved FLC levels. Absolute increase >10 mg/dL.

•  Bone marrow plasma cell percentage: absolute % ≥ 10%[h]

•  Definite development of new bone lesions or soft tissue plasmacytomas or definite increase in the size of existing bone lesions or soft tissue plasmacytomas

•  Development of hypercalcemia (corrected serum calcium >11.5 mg/dL or 2.65 mmol/L) that could be attributed solely to the plasma cell proliferative disorder

Notes:
a

All response categories required 2 consecutive assessments made at any time before the institution of any new therapy; all categories also required no known evidence of progressive or new bone lesions if radiographic studies were performed. Radiographic studies were not required to satisfy these response requirements.

b	Confirmation with repeat bone marrow biopsy not needed.

c

Presence/absence of clonal cells was based upon the k/l ratio. An abnormal k/l ratio by immunohistochemistry and/or immunofluorescence required a minimum of 100 plasma cells for analysis. An abnormal ratio reflecting presence of an abnormal clone is k/l of >4:1 or <1:2.

d	MR also included subjects in whom some, but not all, the criteria for PR were fulfilled, provided the remaining criteria satisfied the requirements for MR.
e	The response criterion MR did not apply to subjects who presented with serum FLCs only.
f

Per the International Myeloma Working Group Uniform Response Criteria, stable disease was not recommended for use as an indicator of response; stability of disease is best described by providing the time to progression estimates.

g	For progressive disease, serum M-component increases of ≥1 g/dL were sufficient to define relapse if starting M-component was ≥5 g/dL.
h	Relapse from CR has the 5% cut-off versus 10% for other categories of relapse.

Pharmacodynamics. As a pharmacodynamic marker, serum myeloma (M) protein levels were used to evaluate severity and clinical response. The median relative change in M protein levels from baseline to post-baseline nadir for felzartamab in combination with low doses of DEX, POM/DEX or LEN/DEX was -13%, -58% and -81%, respectively. The data below show strong effects of felzartamab in reducing M protein levels.

Figure:

The relative change in M protein levels from baseline to post-baseline nadir. Patients were treated with felzartamab in combination with low doses of DEX, POM/DEX or LEN/DEX. S: serum sample; U: urine sample. (Source: MorphoSys)

Pharmacokinetics (“PK”). The PK of felzartamab in humans was well characterized by a two-compartment model at dose levels greater than 4 mg/kg. At these doses, stable or even increasing trough levels could be observed over time suggesting the potential for full target occupancy, especially at the highest dose level (16 mg/kg). For most subjects, steady state at 16 mg/kg was observed after the fourth infusion. Terminal half-life at high-dose levels (≥ 4 mg/kg) was at approximately two weeks. Pharmacokinetics of felzartamab were generally consistent across different individuals and dosing days and not affected by the co-medications.

Immunogenicity. No anti-drug antibody (“ADA”) against felzartamab was observed as of the cut-off date. Thus, risk of ADA induction for felzartamab in humans is considered low.

Clinical Development Plan

Immediately after in-licensing felzartamab, we formulated a robust clinical development strategy with an aim for an NDA submission in 2021. With an approved IND, we have started a single-arm registrational trial with felzartamab and DEX as a third-line therapy for MM patients in Greater China using ORR as the primary endpoint (NCT03860038). Dosing of the first patient took place in March 2019. Data from this study are expected to be the major package supporting registrational filing in 2021 for conditional approval. In parallel, we started a registrational trial combining felzartamab with LEN and DEX as a second-line combination therapy in

MM patients (NCT03952091). We plan to enroll 291 patients for full approval. Dosing of the first patient took place in Taiwan in April 2019. As of September 30, 2020, we had enrolled a total of 159 patients for these two registrational trials.

Our clinical development plan for SLE starts with a Phase 1b clinical trial to explore dose range, clinical safety and tolerability as well as felzartamab’s profiles of PK and pharmacodynamics (“PD”) in SLE patients. For this, we submitted an IND application to the NMPA in October 2019.

Efineptakin (TJ107): The First Long-acting Recombinant Human IL-7 with the Potential for Cancer Treatment-related Lymphopenia and Cancer Immunotherapy

Summary

Efineptakin is the world’s first and only long-acting recombinant human interleukin-7 (“rhIL-7”), which is being developed as a T lymphocyte-booster for cancer-related immunotherapy. Due to its advantages in terms of selective immune functions, improved stability, developability, and extended half-life, efineptakin is differentiated from an earlier generation of short-acting rhIL-7 and T cell growth factor (interleukin-2). In December 2017, we acquired exclusive rights from Genexine to develop and commercialize efineptakin in Greater China. We plan to position efineptakin first as a monotherapy or an oncology care product for cancer patients with cancer treatment-related lymphopenia (low blood lymphocyte levels) induced by chemotherapy or radiation therapy. This target indication covers a large population of cancer patients who develop cancer treatment-related lymphopenia, a condition that weakens the ability to receive continued chemotherapy or radiation therapy and leads to worsened disease prognosis and clinical outcome. Currently, there is no treatment available for this condition. Second, efineptakin is expected to show a therapeutic effect as a combination therapy with immune checkpoint inhibitors, i.e., PD-1/PD-L1 therapies, due to its inherent selective T cell-boosting properties. Pre-clinical studies have indicated that efineptakin exerted additional anti-tumor effect when combined with PD-1/PD-L1 therapies. If proven efficacious in clinical studies, we believe such a combination therapy, can potentially treat a large population of cancer patients who do not respond or respond poorly to PD-1/PD-L1 therapies. In May 2020, we obtained regulatory clearance from the NMPA to initiate a Phase 2 clinical trial in GBM patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021.

Therapeutic Options and Current Development

One of the target therapeutic indications of efineptakin is cancer treatment-related lymphopenia. Cancer patients who undergo chemotherapy and/or radiation therapy often develop cancer treatment-related lymphopenia, which further damages their already compromised immune systems and their ability to fight against cancers. Advanced solid tumor is another indication of efineptakin as a combination therapy with PD-1/PD-L1 treatments. As more than 60% cancer patients either do not respond or respond poorly to current PD-1/PD-L1 therapies, there are intense attempts to identify an effective agent that can work synergistically with PD-1/PD-L1 therapies to increase the probability of treatment success. Efineptakin is believed to provide such a treatment option, which is supported by pre-clinical reports that IL-7 exhibits a synergistic effect with PD-1/PD-L1 antibodies in the treatment of cancers.

Advantages of Efineptakin

Efineptakin has an advantage over other T lymphocyte cytokines with therapeutic potential in oncology. Pre-clinical and clinical results generated so far indicate that efineptakin has a favorable immune function profile over recombinant human interleukin-2 (“rhIL-2”) in that efineptakin activates and expands tumor-fighting CD4, CD8 and natural killer T cells but spares tumor-protecting Treg cells. By contrast, rhIL-2 is a well-known inducer of Tregs, which suppresses tumor-fighting effector T cells. Furthermore, rhIL-2 has a narrow therapeutic window and causes serious side effects such as capillary leak syndrome, breathing problems, serious infections, and seizures. A polyethylene glycol (PEG)-conjugated IL-2 variant developed by Nektar Therapeutics has yielded mixed results, indicating the complexity associated with using IL-2 as a cancer treatment. Owing to its preferred immune function and molecular profiles demonstrated in pre-clinical and Phase 1/2 clinical trials, we believe that efineptakin is a superior T cell cytokine investigational drug for cancer treatment-related lymphopenia and cancer immunotherapy.

Efineptakin, as an engineered rhIL-7, has the advantages of improved stability and half-life extension through Genexine’s proprietary hybrid fragment crystallizable region (“hyFc”). Introducing a few hydrophilic amino acid residues to the N-terminus of IL-7 overcomes stability issues that hampered the development of previous rhIL-7 drug candidates. Furthermore, application of the hyFc technology enhances IL-7’s function, increases its half-life (from 48 to 112 hours after a single subcutaneous (“SC”) dose in clinical studies), and allows for a robust purification process. By contrast, the half-life of first-generation rhIL-7 was reported to be about 12 hours after SC dosing in human subjects. The hyFc in efineptakin is also non-cytolytic, so it will not damage the T cells to which it binds. Unlike efineptakin, the previous rhIL-7 drug candidates adopt non-glycosylated (CYT 99-007) or glycosylated (CYT-107) forms of short-acting rhIL-7 and were developed by Revimmune Inc (formerly known as Cytheris SA). These molecules had low stability, low production yield, and a short half-life because IL-7 protein is intrinsically unstable and prone to aggregation. However, the preliminary clinical results from Phase 1 and Phase 2 trials in patients with AIDS did show an increase of T lymphocytes following treatment with CYT-107 (Thiebaut R et al., PLoS Comput Biol., 2014).

Mechanism of Action

IL-7 is a cytokine essential for the survival and homeostatic proliferation of naive and memory T cells (see figure below). IL-7 is critically involved in restoring T cells to normal levels in the event of lymphopenia by stimulating T cell proliferation. IL-7 exerts its functions by binding to and activating the IL-7 receptor, which is expressed primarily on lymphocytes, including the lymphoid precursors, developing T and B cells, naive T cells, and memory T cells, but not on tumor-protecting Tregs. Efineptakin as a monotherapy may enhance anti-tumor immunity by augmenting the number and functionality of T cells, whereas efineptakin in combination with an immune checkpoint inhibitor, cancer vaccine or CAR-T may improve the anti-tumor response by restoring T cell numbers, reconstituting T cell pools and reinvigorating exhausted T cells.

Figure:	Role of IL-7 in T cell maintenance and proliferation.

Summary of Clinical Results

A first-in-human Phase 1 trial has been conducted by Genexine in South Korea. This was a randomized, double-blind, placebo-controlled, single ascending dose study, to evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic properties of 20 or 60 µg/kg efineptakin via SC or intramuscular (“IM”) administration in healthy volunteers. Each dose group consisted of 10 subjects, eight of whom were administered efineptakin and two were given placebo via the same route of administration.

Safety. Efineptakin was well-tolerated in all 30 subjects without serious adverse events. The most common adverse events were transient Grade 1 or 2 injection site skin reactions.

Pharmacodynamics (“PD”). Because IL-7 promotes the survival and proliferation of T cells, absolute lymphocyte count (“ALC”) in the peripheral blood was used as a reliable and convenient PD marker for efineptakin (see figure below). ALC initially decreased transiently in all efineptakin groups. This effect is often termed margination, which is a physiological phenomenon common to many cytokines as a result of increased adherence of cytokine-stimulated white blood cells to the blood vessels and subsequent trafficking to tissues and lymphoid organs. ALC recovered in approximately seven days, reaching a maximum value at close to 21 days, before gradually declining. This result indicated that a single dose of efineptakin had a long-lasting effect of increasing lymphocyte levels. Overall, a greater increase in ALC was observed in Cohort 2 compared with Cohort 1, demonstrating a dose-dependent response. Additionally, a higher increase in ALC was observed in Cohort 3 compared with Cohort 2, which was consistent with the results of an animal study, where IM injection induced a more effective increase in lymphocytes than SC injection.

Figure:	Median fold changes of ALC following a single dose of efineptakin in humans. Cohort 1: 20 µg/kg, SC; Cohort 2: 60 µg/kg, SC; and Cohort 3: 60 µg/kg, IM. (Source: Genexine)

Efineptakin treatment resulted in a substantial increase in the number of CD4 and CD8 T cells, natural killer T cells, naive T cells, central memory, effector memory, and terminally differentiated effector memory T cells, without affecting the number of B cells, natural killer cells, monocytes or Tregs.

Figure:

Median fold changes of T cells and subsets following a single dose of efineptakin in human subjects. Cohort 1: 20 µg/kg, SC; Cohort 2: 60 µg/kg, SC; Cohort 3: 60 µg/kg, IM. (A) CD3+T cells, (B) CD4+T cells, (C)CD8 + T cells, (D) Natural Killer T cells, and (E) regulatory T cells (Treg). (Source: Genexine)

Pharmacokinetics. Efineptakin was slowly absorbed, particularly after SC administration, and was slowly removed, resulting in a half-life of 48 to 112 hours, longer than that reported for the first generation rhIL-7 (about 12 hours). Intramuscular efineptakin showed approximately two-fold greater exposure than SC administration at the same dose level of 60 µg/kg. The higher plasma exposure of efineptakin after IM administration was well-correlated with a more robust PD effect on ALC in Cohort 3.

Immunogenicity. ADAs were detected in 22 of 24 subjects treated with efineptakin. One subject in Cohort 3 was positive for ADAs before treatment. Neutralizing antibodies were observed in 42% and 46% of the subjects within one to two months following administration, respectively, but only one person still harbored neutralizing ADAs five months after administration.

The clinical relevance of ADA was evaluated during long-term follow-up monitoring. ALC levels were maintained above the baseline values, endogenous IL-7 was maintained at normal levels, and no specific adverse events associated with ADAs were observed. These results are consistent with well-documented reports that a normal individual can harbor pre-existing auto-antibodies for cytokines such as IL-2, IL-3, IL-4, and IL-7, and that these anti-cytokine antibodies tend to serve as a reservoir and carrier of the cytokines in the blood, extending the half-life of these cytokines and preserving their functions.

Clinical Development Plan

By leveraging the results of Genexine’s ongoing clinical trials in South Korea and the United States, we aim to rapidly advance the clinical development of efineptakin for approval in Greater China. Currently, a Phase 1b trial in China is ongoing to investigate the safety, tolerability and PK/PD response of efineptakin in patients with advanced solid cancers. The clinical trial (NCT04001075) is designed to include: (i) dose escalation of efineptakin using a conventional “3 + 3” study design to identify a safe and active dose range and (ii) dose expansion to confirm the safety and obtain preliminary evidence of efficacy. We have finished dose escalation for the four dose cohorts, and the safety and tolerability profile as well as the PK/PD response are consistent with other ongoing studies of efineptakin.

We have obtained regulatory clearance from the NMPA to initiate a Phase 2 clinical trial in GBM patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021. In addition, Genexine and we intend to expand our collaboration, where we will be mainly responsible for conducting the Phase 2 clinical trial in China, and Genexine will share the development strategies, data and costs for success of this clinical trial.

Genexine has initiated a dose-finding trial in combination with checkpoint inhibitors in patients with solid tumors. Meanwhile, Genexine is also sponsoring additional early-stage clinical trials in advanced solid tumors, including glioblastoma and high-risk skin cancer, in the United States and South Korea. The safety, pharmacology and preliminary efficacy data from these ongoing studies are expected to significantly facilitate our clinical development of efineptakin in Greater China.

Eftansomatropin (TJ101): A Potential Highly Differentiated Long-Acting Growth Hormone for Growth Hormone Deficiency

Summary

Eftansomatropin, if approved, is a potential highly differentiated long-acting recombinant human growth hormone (“rhGH”) being developed as a more convenient and effective therapy for growth hormone deficiency (“GHD”), for which there is substantial unmet medical need in China. Eftansomatropin met the pre-set safety endpoints in three multi-regional clinical trials conducted in Europe and Asia and preliminary efficacy endpoints in pre-pubertal growth hormone naive pediatric growth hormone deficient (“PGHD”) patients. In contrast to marketed short-acting rhGH such as Genotropin, eftansomatropin showed similar efficacy results in a weekly (vs. daily) regimen. Furthermore, eftansomatropin has not shown the safety concerns typically associated with approved pegylated drugs. We in-licensed the China rights to eftansomatropin from Genexine and are positioning eftansomatropin as a highly differentiated growth hormone replacement therapy because of its advantages over a daily regimen in terms of injection frequency (weekly vs. daily) and safety profile (natural protein-based vs. pegylated long-acting rhGH), especially in pediatric patients. In September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021.

Therapeutic Options and Current Development

Our current therapeutic indication is PGHD. The widely adopted treatment for PGHD is patient-specific growth hormone replacement therapy, which is given in a calculated weight-based dosing regimen. Currently, short-acting recombinant human growth hormone (“rhGH”) is commonly used for the long-term treatment of children and adults with inadequate endogenous growth hormone secretion. There are certain safety concerns related to long-term use of pegylated drugs, such as potential renal toxicity, cellular vacuolation and formation of anti-polyethylene glycol antibodies. Approved by the NMPA in 2014, Jintrolong (developed by GeneScience) is currently the only marketed long-acting pegylated rhGH in China. Other companies in China currently developing long-acting rhGH include Anhui Anke Biotechnology, Xiamen Amoytop Biotech, Generon Pharmaceutical Technology and Visen Pharmaceuticals. Our eftansomatropin is the only Fc-based long-acting rhGH ready for a Phase 3 clinical trial in China.

Only a very small portion of all PGHD patients in China were receiving growth hormone replacement therapy in 2018, which primarily consists of daily injections of rhGH before sleep. This dosing regimen puts a substantial burden on pediatric patients and their families because it requires drug preparation and needle injection every day, which is painful and extremely inconvenient, often resulting in poor patient compliance. More importantly, studies have shown that skipping just one or two doses in a week can markedly reduce the efficacy of the treatment. Therefore, there is a substantial unmet medical need for long-acting growth hormone therapies that are similarly efficacious but with reduced injection frequency, and the market potential for such a long-acting rhGH in China is largely untapped. In addition, recombinant human growth hormone therapy has been included in the National Reimbursement Drug List (NRDL) in China. Inclusion of a drug in the NRDL typically results in a much higher sales volume and significant sales growth despite a reduction in price.

Advantages of Eftansomatropin

We believe that eftansomatropin has the following advantages: (i) when compared to the daily regimen of rhGH, eftansomatropin is expected to be a more convenient therapy with better patient compliance due to a reduced dosing frequency to either weekly or twice-monthly administration, while maintaining similar efficacy;

and (ii) eftansomatropin has not shown safety concerns typically associated with pegylated drugs, such as potential renal toxicity, pre-existing or treatment-induced anti-PEG antibodies, and cellular vacuolation in macrophages, renal tubule cells and the choroid plexus epithelial cells.

Mechanism of Action

Like endogenous growth hormone, eftansomatropin stimulates the production of insulin-like growth factor 1 (“IGF-1”) in the liver, which has growth-stimulating effects on a variety of tissues, including osteoblast and chondrocyte activities that stimulate bone growth. Thus, IGF-1 is a reliable pharmacodynamic marker and more importantly, the key mediator of eftansomatropin’s growth-promoting activity. Eftansomatropin is based on Genexine’s patented hyFc technology. The hyFc part consists of a portion of human immunoglobulin D (“IgD”) and G4 (“IgG4”). The former contains a flexible hinge, and the latter is responsible for half-life extension through neonatal Fc receptor (“FcRn”)-mediated recycling. Additionally, eftansomatropin’s increased molecular weight (103 kilodalton) is expected to reduce renal clearance.

Figure:	Schematic presentation of the structure of eftansomatropin. CH2 & CH3: Constant regions 2 & 3 of antibody heavy chains, respectively; hGH: human growth hormone. (Source: Genexine)

Summary of Clinical Results

Genexine has completed three clinical trials with eftansomatropin, including one Phase 1 trial in healthy adult volunteers, one Phase 1b/2 multi-regional trial in adults with GHD, and one Phase 2 multi-regional trial in PGHD in Europe, altogether involving 32 healthy subjects and 99 patients with GHD and PGHD. Overall, eftansomatropin was shown to be well-tolerated, and clinical efficacy endpoint achieved by weekly or twice-monthly eftansomatropin administration was comparable to that of daily administration of Genotropin.

Phase 1 Clinical Trial

The first-in-human trial of eftansomatropin was a randomized, double-blind, placebo-controlled single dose-ascending study in four groups of healthy subjects. A total of 32 subjects were enrolled, and 31 completed the study. Eftansomatropin was shown to be well-tolerated at all dose levels studied (0.2–1.6 mg/kg). Eftansomatropin was detectable in the blood until Day 7 for the 0.2 mg/kg dose group, Day 14 for the 0.4 and 0.8 mg/kg dose groups, and Day 21 for the 1.6 mg/kg dose group. A single subcutaneous (“SC”) injection of eftansomatropin at dose levels of 0.4 mg/kg and higher increased IGF-1 and IGF-binding protein-3 (“IGFBP-3”) levels for at least one week. No safety concerns were identified. Eftansomatropin showed a half-life ranging from 69.2 to 138 hours.

Phase 2 Clinical Trial in PGHD

Study Design. The Phase 2 trial in PGHD was a randomized, open-label, active-controlled study to assess the safety, tolerability, efficacy, pharmacokinetics, and pharmacodynamics of weekly and twice-monthly doses of eftansomatropin, as compared to a daily injection of Genotropin, which is currently the standard of care for

PGHD. Subjects were randomly assigned to receive one of three doses of eftansomatropin (0.8 mg/kg/weekly, 1.2 mg/kg/weekly or 2.4 mg/kg/twice monthly) or 0.03 mg/kg/daily of Genotropin for up to 24 months. The primary clinical endpoint was annualized height velocity (aHV) in centimeters (cm) per year (equivalent to annual growth rate), measured at six months. A total of 56 subjects were randomized at 27 centers in nine European countries and South Korea. Fifty-two subjects completed the six-month treatment (through Visit 7), meeting the primary endpoint. Two subjects withdrew from the study before first drug administration, and two subjects discontinued due to treatment-related adverse events (“AEs”). Genexine and its co-developer Handok presented the latest interim results of the Phase 2 clinical trial for PGHD in March 2018 at the Endocrine Society’s annual meeting.

Safety. No study drug-related serious adverse events (“SAEs”) or death were observed. The tolerability of eftansomatropin was consistent with known properties of marketed products. The AE incidence rate was generally similar across the eftansomatropin cohorts treated with three different dose levels (ranging between 69.2% and 84.6%) and the Genotropin cohort (57.1%). A total of two (14.3%), three (23.1%), two (15.4%), and zero subjects experienced treatment-related AEs in the 0.8 mg/kg/week, 1.2 mg/kg/week, and 2.4 mg/kg/twice monthly eftansomatropin groups, and the 0.03 mg/kg/daily Genotropin group, respectively.

Two subjects withdrew from the study due to treatment-related AEs. One subject from Cohort 2 (1.2 mg/kg/week of eftansomatropin) discontinued due to retinal vascular disorder. The Data and Safety Monitoring Board (“DSMB”) reviewed this case independently, concluding that the retinal finding was more likely to be of completely different etiology than treatment-induced intracranial hypertension. One subject from Cohort 3 (2.4 mg/kg/twice monthly of eftansomatropin) discontinued due to pseudopapilloedema (optic disc drusen), which was assessed by the principal investigator to be mild with continuous frequency and possibly related to the study drug.

Injection site reactions (“ISRs”) were reported by 13 out of 40 subjects (32.5%) in the eftansomatropin cohorts. Pain was the most prominent and common symptom observed in 10 subjects. Also, six subjects reported redness, four reported itching, and one reported bruising, swelling and warmness. With respect to the Genotropin cohort, pain was the only ISR reported in 683 cases by 11 out of 14 subjects (78.5%). None of the ISRs led to discontinuation of treatment, and most of the reported ISRs posed no issue for the subjects and were resolved quickly. No safety signal was detected in laboratory parameters or vital signs for either eftansomatropin or Genotropin.

Pharmacokinetics. Half-life of eftansomatropin was 77.75–141.95 hours after a single dose and 43.92–55.66 hours (compared to 5.27 hours for Genotropin) after three months of multiple-dose administration.

Immunogenicity. Formation of treatment-emergent ADA with neutralizing property was reported in two subjects (one from Cohort 2 and one from Cohort 3) out of a total of 40 subjects randomized and dosed with eftansomatropin. With respect to the Genotropin cohort, the presence of treatment-emergent ADA with neutralizing property was not observed in any subject.

Clinical Efficacy. Subcutaneous administration of eftansomatropin over the dose range of 0.8 mg/kg/week–2.4 mg/kg/twice monthly resulted in an increase in aHV over the six-month study period. Subjects who received eftansomatropin at 0.8 mg/kg weekly, 1.2 mg/kg weekly, and 2.4 mg/kg twice monthly showed growth rates of 11.50, 11.54, and 11.86 cm/year, respectively, while the growth rate in the control group treated with Genotropin was approximately 11.24 cm/year.

Figure:	The aHV at six months indicated comparable growth rates between all doses of eftansomatropin (both weekly and twice-monthly treatment) and the active comparator, Genotropin. (Source: Genexine)

In an extension study in which all patients were put on eftansomatropin, greater than two-digit growth velocity remained until 12 months in all eftansomatropin cohorts, while the Genotropin cohort showed 9.14 cm/year at 12 months. Moreover, no remarkable slow-down of the growth velocity was observed in the second year in either patients who received eftansomatropin throughout, or in subjects who switched from Genotropin cohort.

Pharmacodynamics. The growth-promoting effect of eftansomatropin was accompanied by elevated serum IGF-1 levels. This hormone is an important biomarker, which mediates growth hormone’s biological effects. The Standard Deviation Score (“SDS”), which is a calculated score with reference to the normal age- and sex-matched IGF-1 levels, is a standardized parameter to compare IGF-1 levels across laboratories and populations. Mean IGF-1 SDS at the beginning of the study was below the lower limit of the normal range in all treatment arms. Following initiation of treatment, the IGF-1 SDS values quickly normalized by five days (Visit 2) and three weeks (Visit 3) after the initial treatment, respectively, for the eftansomatropin treatment arms and the Genotropin treatment arm. IGF-1 responses were maintained throughout the intended dosing interval, supporting both the weekly and twice monthly treatment regimens. IGF-1 mean peak levels were mostly within the upper limit of the physiologic range, which is considered safe in clinical practice.

Clinical Development Plan

In September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD) in China. We expect to initiate this trial in the first quarter of 2021. This Phase 3 trial will be a multi-center, randomized, open-label, active-controlled clinical study designed to assess the safety, efficacy and pharmacokinetics of eftansomatropin in PGHD. The primary objective is to demonstrate non-inferiority of 1.2 mg/kg/week of eftansomatropin administered SC, compared to the active control Norditropin, a daily rhGH marketed in China. About 165 subjects will be enrolled and treated in the study.

Olamkicept (TJ301): A Potential Highly Differentiated IL-6 Blocker for Ulcerative Colitis and other Autoimmune Diseases

Summary

Olamkicept is the only clinical stage selective interleukin-6 (“IL-6”) inhibitor that works through the trans-signaling mechanism. IL-6 is an important cytokine driver in the propagation and maintenance of chronic inflammation in autoimmune diseases. Compared to the approved antibody drugs that directly block IL-6 or IL-6 receptor (“IL-6R”), olamkicept is expected to provide a novel alternative for the treatment of IL-6 mediated inflammation without affecting some of the normal physiological functions of IL-6, e.g., acute immune response against infection and metabolic regulation. Olamkicept demonstrated therapeutic effects in pre-clinical animal models of autoimmune diseases, including inflammatory colitis. Moreover, the safety and tolerability profile of olamkicept was studied in three clinical trials in Germany involving 128 subjects. We believe that olamkicept has the potential to become a highly differentiated therapy to target autoimmune diseases. We acquired an exclusive license from Ferring Pharmaceuticals to develop and commercialize olamkicept in Greater China and South Korea with an option of licensing worldwide rights. As part of our fast-to-market strategy for olamkicept, we selected ulcerative colitis (“UC”) as the first indication for the following reasons: (i) olamkicept was shown to be effective in animal models of colitis; (ii) an exploratory Phase 2a biomarker trial showed promising interim treatment effects of olamkicept in UC patients; and (iii) even though UC incidence is increasing rapidly, innovative biologic treatments for this disease are lacking in China. We are conducting an ongoing Phase 2 clinical trial in patients with active ulcerative colitis. The enrollment of this trial is complete with a total of 91 patients recruited. Topline data of this trial are expected to be released by early 2021. After clinical efficacy and differentiation are validated for UC, we plan to develop olamkicept in other inflammatory indications, in which IL-6 plays a role.

Therapeutic Options and Current Development

Our current therapeutic indication for development is UC. UC and Crohn’s disease (“CD”) are the main types of inflammatory bowel disease (“IBD”), which cause chronic and often relapsing inflammation of the large and small intestines, respectively. Anti-inflammatory drugs, such as 5-aminosalicylic acids (“5-ASAs”) and corticosteroids, are often used as initial treatment for UC. Immune system suppressors are also used to control inflammation in patients with UC, including azathioprine, mercaptopurine, and cyclosporine. Biologics that inhibit tumor necrosis factor alpha (TNF-α), including infliximab (Remicade), adalimumab (Humira), and golimumab (Simponi), are efficacious in some UC patients who fail to respond to conventional therapies. Entyvio, an integrin α4ß7 antibody that blocks lymphocytes from accumulating in the intestinal wall, was the first non-anti-TNF-α biologics approved for UC STELARA® (ustekinumab), an anti-IL-12/IL-23 antibody was approved for the treatment of adult patients with moderately to severely active ulcerative colitis in June 2020. In China, Remicade and Entyvio are currently the only two biologics approved for treatment of UC.

There is a substantial unmet medical need in UC for a treatment agent(s) that is efficacious and safe through pathways beyond the traditional drug targets. The incidence of UC is increasing rapidly, but UC patients, especially those with a moderate-to-severe disease, have few treatment options, which have limited efficacy and considerable side-effects. For example, Jak1/3 kinase inhibitors can carry the risk of serious infections and malignancies. TNF-α inhibitors also have inherent side effects and do not work in all patients. Thus, as the only clinical stage selective interleukin-6 (“IL-6”) inhibitor that works through the trans-signaling mechanism, we believe olamkicept has the potential to become a highly differentiated IL-6 blocker for UC, if approved.

Advantages of Olamkicept

The existing IL-6 or IL-6R blockers cause total inhibition of IL-6 signaling and are associated with significant adverse events in the clinic, such as infection, gastrointestinal perforation, metabolic disturbances, and insulin resistance. Olamkicept is expected to provide a novel alternative as it works through a different mechanism, the trans-signaling pathway. This key advantage has been demonstrated in pre-clinical studies and three clinical trials conducted in Germany. The results indicated that olamkicept has no side effects on lipid, glucose or bone metabolism, and it has no agonistic activities that could activate receptors or trigger detrimental immune cascades. We expect that selective inhibition of IL-6 trans-signaling is an effective and safer approach to the treatment of chronic inflammation.

Mechanism of Action

Olamkicept is a homodimer of a fusion protein consisting of the extracellular domains of human glycoprotein130 (“gp130”) and the fragment crystallizable (Fc) domain of human IgG1. Mimicking the function of endogenous soluble gp130, olamkicept works as a decoy by binding to a complex consisting of IL-6 and soluble IL-6 receptor (“sIL-6R”), thereby preventing olamkicept from stimulating the trans-signaling pathway in cells that do not express IL-6R. The gp130 part selectively binds the IL-6/sIL-6R complex with high affinity (Kd=130 pM), whereas the Fc part initiates dimerization and offers longer half-life for the molecule. Olamkicept is not expected to affect the beneficial effects of IL-6, such as the acute immune response against infection mediated by the classical pathway.

Figure:

Classical signaling and trans-signaling pathways of IL-6. Anti-IL-6R and anti-IL-6 block both pathways, whereas olamkicept blocks only trans-signaling. IL-6R: IL-6 receptor; sIL-6R: Soluble IL-6 receptor.

Summary of Clinical Results

Ferring Pharmaceuticals has completed two Phase 1 trials to evaluate olamkicept’s preliminary safety and clinical pharmacology. Olamkicept was shown to be well-tolerated based on the clinical results collected from a total of 112 subjects exposed to the drug. In addition, a Phase 2a biomarker study in active IBD (known as the FUTURE study) has been completed in Germany with promising pharmacodynamic and clinical responses observed.

Phase 1 Clinical Trial: Single Dose Ascending Trial

Study Design. The first-in-human trial of olamkicept was a single dose, placebo-controlled, single-blind, randomized within dose, and parallel group dose-escalating trial. The trial recruited both healthy subjects and patients with Crohn’s Disease (“CD”) in clinical remission. The primary objective was to examine the safety, tolerability and pharmacokinetics after a single dose of olamkicept. Several dose levels were tested, ranging from 0.75 mg to 750 mg, with each dose level including six subjects receiving olamkicept and two receiving placebo.

Pharmacokinetics. In healthy subjects and CD patients, olamkicept showed similar terminal half-life of 4.3 to 5.1 days. The maximum concentration (Cmax) in plasma and the area under curve (“AUC”) of the plasma drug concentration-time curve were dose proportional. For SC administration of olamkicept (60 mg), the Cmax was approximately 1.0 µg/mL at 2.3 days, and the bioavailability was approximately 48%.

Figure:

Single dose pharmacokinetic profile of olamkicept. Left, healthy subjects (colored lines) and IBD patients in remission (gray lines) received a single IV infusion at 75 mg (blue lines), 300 mg (magenta lines) or 600 mg (red lines) fixed doses. Right, healthy subjects received a single SC injection at 60 mg. LLOQ: lower limit of quantitation. (Source: Ferring Pharmaceuticals)

Safety. Olamkicept was well-tolerated when administered as a single IV dose at up to 750 mg and as a single SC dose at 60 mg. No apparent dose-related AE was observed. Infusion was discontinued in two subjects due to mild to moderate infusion-related reactions, with skin symptoms such as urticaria and swelling, which were rapidly resolved.

Only one healthy subject in the 300 mg group showed non-neutralizing treatment-emergent ADAs at the follow-up visit five to six weeks after administration.

Phase 1 Clinical Trial: Multiple Dose Ascending Trial

Study Design. This trial was a placebo-controlled, double-blind, and randomized dose-escalating trial in healthy subjects. A total of 24 healthy subjects were randomized into three dose groups and received four weekly infusions of olamkicept at 75 mg, 300 mg or 600 mg.

Pharmacokinetics. PK characteristics were similar on the first and last treatment days of the multiple dose-ascending trial and were similar to results in the single dose-ascending study.

Figure:

Multiple dose pharmacokinetic profile of olamkicept. Healthy subjects received weekly IV infusions at 75 mg (blue lines), 300 mg (magenta lines) or 600 mg (gray lines) fixed doses. LLOQ, lower limit of quantitation. (Source: Ferring Pharmaceuticals)

Safety. There were only a few mild or moderate AEs reported across all treatment groups. One subject from the 600 mg group withdrew due to mild infusion-related reactions with urticaria and pruritus 30 minutes after administrating the first dose. No apparent dose-related trends or treatment-related change in vital signs, electrocardiogram or clinical chemistry parameters were observed. No ADAs were reported by any subject. Overall, olamkicept was well-tolerated when administered by IV at up to 600 mg once weekly for four weeks.

Overall Summary of Treatment-Emergent Adverse Events

	75 mg (N=6)	300 mg (N=6)	600 mg (N=6)	Placebo (N=6)	Total Active (N=18)
	n (%) E	n (%) E	n (%) E	n (%) E	n (%) E
Any TEAE (1)	6 (100) 13	2 (33) 5	4 (67) 6	6 (100) 14	12 (67) 24
Serious TEAEs	0	0	0	0	0
Adverse Drug Reactions (1)	6 (100) 11	2 (33) 2	3 (50) 5	4 (67) 6	11 (61) 18
TEAEs Leading to Withdrawal	0	0	1 (17) 1	0	1 (6) 1
Deaths	0	0	0	0	0

Source: Ferring Pharmaceuticals

Note:

(1)	Reasonably possibly related to treatment; N: number of subjects exposed; n: number of subjects with AE; %: n/N*100; E: number of AEs

Phase 2a Biomarker Study in Active IBD (FUTURE Study)

Study Design. This was an open-label exploratory study to assess the mechanisms of molecular activity (effects on biomarkers), safety and tolerability of olamkicept in adult patients with active IBD. Nine UC patients and seven CD patients were dosed with olamkicept (600 mg, IV, q2w) for up to 12 weeks followed by 42 days of safety follow-up. Patients enrolled had moderately to severe active UC or ileocolonic CD with median disease duration of 5.3 (UC) and 6.9 (CD) years and with immunologically active inflammation (C-reactive protein >5 mg/l), who had failed conventional therapies and had no prior biologics treatment.

The primary endpoint was the proportion of patients with reduced mucosal expression of a predefined set of inflammation-relevant genes (TNFA, IL1A, REG1A, IL8, IL1B and LILRA) as a composite score. Objective assessments included centrally read endoscopies, histology readings, and various explorative molecular parameters and inflammatory biomarkers. The trial was sponsored and conducted by the University Hospital Schleswig Holstein and Paul-Ehrlich Institute (EUDRA-CT 2016-000205-36), with financial and material support from Ferring Pharmaceuticals. The study has been completed, and the abstract of the results was presented at the United European Gastroenterology Week meeting in October 2019.

Safety. Olamkicept was well-tolerated. Reported AEs were unspecific in nature and showed no signs of immune suppression. Five SAEs were observed, none of which were life-threatening or deemed to be related to olamkicept.

Pharmacokinetics. After single and repeated IV administration of olamkicept (600 mg, Q2W) to patients with UC and CD, similar serum exposure was observed after the first and last dosing events, with respect to Cmax and total exposure over 14 days. Maximal serum drug concentration after each dosing was reached at the end of infusion. The mean terminal half-life of olamkicept after the last administration was approximately 5.1 days. Circulating biological activity of olamkicept was confirmed by whole-blood STAT3 phosphorylation assays in all patients. A minimal and transient ADA production was observed in three patients. ADAs were only detected at week 12 and week 15, but no longer detectable at week 18.

Figure:	Time course of the mean serum concentration of olamkicept.

Pharmacodynamics. In the assessment of the primary endpoint, it was observed that clinical remission was associated with a significant reduction of IL-1B, IL-8 and REG1A gene expression in the intestinal mucosa. Pathway analysis of blood transcriptome signatures showed an early molecular anti-inflammatory signature as early as four hours after treatment in all patients, irrespective of treatment outcome, which indicated a thorough inhibitory effect of IL-6 trans-signaling blockade on inflammatory pathways.

Clinical Efficacy. A preliminary clinical response was observed in both UC and CD patients, which appeared to be stronger in patients with UC than those with CD. Overall, 55% of UC patients (5/9) responded to olamkicept, with 22% (2/9) reaching clinical remission, whereas 29% of CD patients (2/7) responded to olamkicept, with 14% (1/7) reaching clinical remission. All three patients in clinical remission showed a fast and thorough induction of clinical, endoscopic, and immunologic remission within the first four weeks.

Clinical Development Plan

We are positioning olamkicept as a differentiated IL-6 blocker for a number of autoimmune diseases. The first target indication is active stage UC that is not well-controlled by conventional therapies such as mesalazine. We are conducting multi-regional Phase 2 clinical trial in Greater China and South Korea to assess the pharmacokinetics, safety, and efficacy of olamkicept in patients with active UC (NCT03235752). This is a randomized, double-blind, and placebo-controlled clinical trial with three treatment arms. The enrollment of this trial is complete with a total of 91 patients recruited. Topline data of this trial are expected to be released by early 2021.

Besides UC, we are evaluating the possibility of extending olamkicept to other autoimmune conditions where there is significant unmet medical need in China. We expect to initiate a second clinical trial for a chronic inflammatory disorder, such as systemic sclerosis or Castleman’s disease, in which IL-6 is implicated as a key pathogenic cytokine.

Enoblituzumab: The Most Advanced Clinical Stage Humanized B7-H3 Antibody as a Potential Immuno-oncology Treatment

Summary

Enoblituzumab is a humanized antibody directed at B7-H3, a member of the B7 family of T cell checkpoint regulators. B7-H3 is a promising immuno-oncology drug target as it is widely expressed across multiple tumor types and plays a key role in regulating immune response against cancers. Increasing pre-clinical and clinical evidence suggests that antibodies targeting the two T cell checkpoint molecules—B7-H3 and PD-1—work synergistically in treating cancer. Given B7-H3’s critical role, enoblituzumab has a wide range of cancer applications as either a monotherapy or in combination with PD-1 therapies. At the molecular level, enoblituzumab is engineered to possess an enhanced anti-tumor ADCC function and is at the forefront in global clinical development. Originally developed by MacroGenics, enoblituzumab has been evaluated in multiple clinical trials as a monotherapy or in combination with CTLA-4 or PD-1 therapies in patients with B7-H3-expressing cancers. Enoblituzumab is also being evaluated in a neoadjuvant Phase 2 study as a single agent in patients with intermediate and high-risk localized prostate cancer. The clinical studies so far have shown that enoblituzumab is well-tolerated, and it increased CD8 T cell infiltration in tumors with more focused T cell repertoires in patients treated with enoblituzumab as a monotherapy. Recent clinical studies conducted by MacroGenics indicate that combination therapy with enoblituzumab and pembrolizumab correlates with preliminary anti-tumor effects in recurrent or metastatic squamous cell carcinoma of the head and neck (“SCCHN”) and non-small cell lung cancer (“NSCLC”). We acquired the development and commercial rights of enoblituzumab from MacroGenics for Greater China. In the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory. As more clinical and pre-clinical data become available, further clinical trials may be planned together with MacroGenics to extend enoblituzumab to other cancer indications in China and/or globally.

Therapeutic Options and Current Development

Our initial therapeutic indication is head and neck cancer. Head and neck cancers occur in various parts of the head and neck, including the mouth, nose, throat and salivary glands. More than 90% of head and neck cancers are classified as SCCHN, which begin in the squamous cells that line the moist, mucosal surfaces inside the head and neck. The treatment principles and regimens for head and neck cancer in China are similar to those in the rest of the world. Treatment strategies often depend on the location and stage of the cancer, the patient’s physical status, and response to prior treatments. Early-stage disease is primarily treated with surgical resection, while patients with locally advanced, recurrent or metastatic disease are typically treated with drug therapy. The combination of surgery and drug therapy, with or without radiation therapy, is the current standard of care for Stage 3 SCCHN patients with locally advanced disease. Platinum-based chemotherapy regimens are widely used as first-line therapies for Stage 4 and distant relapse patients. Erbitux (cetuximab from Eli Lilly and Merck KGaA) was approved in 2006 as a first-line treatment of locally advanced SCCHN in combination with radiation therapy. Regimens containing Erbitux, platinum-based chemotherapy, and 5-fluorouracil, known as EXTREME, are often considered as the standard of care for first-line treatment of distant relapse SCCHN. However, only about 35% of patients respond to EXTREME, and the resulting overall median survival is only 10.1 months. Furthermore, about half of the patients on first-line therapies need later-line therapies.

In addition, even second-line therapy is highly varied, including single-agent docetaxel or paclitaxel, Erbitux monotherapy, and Erbitux and paclitaxel combination therapy. In 2016, PD-1 inhibitors were approved globally as second-line therapies. In 2019, Keytruda (pembrolizumab from Merck & Co), used as a single agent or in combination with chemotherapy, was approved by the FDA as first-line therapy for patients with metastatic or unresectable recurrent SCCHN. The average ORR for second-line therapies has been less than 15%.

As such, we believe that SCCHN patients, especially those with late stage or relapsed disease, need more efficacious treatments with fewer side effects, which represents a significant unmet medical need for immunotherapy and targeted therapy.

Advantages of Enoblituzumab

Enoblituzumab is the most advanced clinical stage humanized B7-H3 antibody as a potential immuno-oncology treatment. The foregoing statement applies only to conventional therapeutic B7-H3 antibodies and does not include radio-labeled B7-H3 antibodies in development by Y-mabs Therapeutics. Targeting B7-H3 offers several advantages over other target options within the class of T cell checkpoint molecules. First, B7-H3 is a tumor-associated antigen that is over-expressed in a variety of solid tumors while its expression in normal tissues is rather limited, enabling the tumor killing mechanism of enoblituzumab. Second, B7-H3 is a unique checkpoint whose expression in tumors is associated with disease prognosis. For example, biomarker analysis of more than 400 NSCLC patients revealed that among all the elevated immune checkpoint inhibitors, including PD-1/PD-L1, PD-L2, B7-H3, TIM-3, BTLA and CTLA4, only B7-H3 is negatively correlated with clinical efficacies of neoadjuvant treatments (Lou et al., Clinical Cancer Research, 2016). Furthermore, recent studies have shown that when combined with a PD-1 antibody, a blockade of B7-H3 results in superior treatment effects in relevant cancer animal models while another study indicates that B7-H3 expression correlates with a lack of anti-PD-1 response (Yonesaka et al., Clinical Cancer Research, 2018). The advantages summarized above make B7-H3 a favorable tumor target for immuno-therapeutic intervention.

Mechanism of Action

Enoblituzumab (MGA271) is an investigational humanized immunoglobulin (IgG1/kappa monoclonal antibody) that binds to B7 homolog 3 (B7-H3). This antibody consists of an engineered human IgG1 fragment crystallizable (Fc) domain that imparts increased affinity for the human activating Fc gamma receptor FcgRIIIA (CD16A) and decreased affinity for the human inhibitory FcgRIIB (CD32B). The engineered Fc domain confers enoblituzumab with enhanced target-specific antibody-dependent cellular cytotoxicity (“ADCC”) in vitro and anti-tumor activity in preclinical studies. Therefore, enhanced cytolysis of B7-H3-expressing tumor cells is a mechanism that supports the development of this molecule as an antineoplastic agent.

In addition, data suggest that enoblituzumab impacts T-cell homeostasis in vivo. Cancer patients display a more narrowly focused T-cell repertoire following enoblituzumab treatment compared to their baseline repertoire distribution. Moreover, enhanced local T-cell infiltration has been observed in prostate cancer patients treated with enoblituzumab.

These data are consistent with the notion that enoblituzumab is capable of engaging both innate and adaptive immunity as mediators of its anti-tumor activity.

Figure:	Enoblituzumab contributes to the coordination and engagement of innate and adaptive immunity to mediate tumor regression. Enoblituzumab binds to tumor cells, activates innate immune cells such as natural killer cells (NK cells) to kill cancer cells through ADCC. The released tumor antigens may then be presented by antigen-presenting cells, such as macrophages, which, in concert with PD-1 blockade, can promote tumor-specific T-cell immunity. (Source: MacroGenics)

Summary of Clinical Results

Phase 1 Study of Enoblituzumab Monotherapy

Study Design. This was an open-label, multi-dose, single-arm, multi-center, and dose-escalation study to define safety, tolerability, maximum tolerated dose (“MTD”), PK, immunogenicity, and potential anti-tumor activity of enoblituzumab in patients with refractory cancers that express B7-H3 conducted by MacroGenics. In the dose escalation segment of the study, six doses (0.15–15 mg/kg QW) were evaluated in a conventional “3+3” design.

No MTD or dose-limiting toxicity (“DLT”) was observed in the dose escalation phase, so the highest administered dose, 15 mg/kg, was used in the cohort expansion, in which patients received weekly infusions of enoblituzumab in eight-week cycles for up to 12 cycles. Tumor evaluation was carried out by both Response Evaluation Criteria in Solid Tumors (“RECIST”) and immune-related response criteria (“irRC”) with an initial response assessment after eight weeks. This entailed seven tumor-specific cohorts, including melanoma (post-checkpoint inhibitor failure, n=31), head and neck cancer (n=19), prostate cancer (n=34), triple-negative breast cancer (n=17), renal cell carcinoma (n=16), NSCLC (n=8), and bladder cancer (n=12).

Safety. Interim data analysis as of the data cut-off date of April 13, 2017, indicates that enoblituzumab is well-tolerated. Treatment-related AEs (per investigator assessment) were experienced by 134 out of 170 (78.8%) patients, most of which were infusion-related reactions (n=62, 36.5%), fatigue (n=54, 31.8%), nausea (n=32, 18.8%), and chills (n=24, 14.1%). Only three out of 179 patients (1.7%) had a treatment-related discontinuation, and 13 (7.3%) patients experienced treatment-related Grade 3 or higher AEs (fatigue, infusion-related reactions, and nausea), assessed based on Common Terminology Criteria for Adverse Events (CTCAE) criteria version 4.0. Mild to moderate infusion-related reactions were managed with low dose steroids or a decrease of the infusion rate. No severe immune-mediated toxicity was observed.

Pharmacokinetics. Preliminary analysis and population PK modeling based on 18 patients dosed at 15 mg/kg indicate that PK of enoblituzumab was characterized primarily by target-mediated drug disposition and was consistent with a typical human IgG1 with near-linear PK.

Efficacy. Evidence of decreased size of target and non-target lesions as well as extended time to progression were observed across a broad range of tumors, including heavily pretreated cancers. Three patients achieved PR (partial responses) by RECIST out of a total of approximately 71 patients being evaluated.

Phase 1 Study of Enoblituzumab in Combination with Pembrolizumab

Study Design. This is an open-label, dose escalation, cohort expansion, and efficacy follow-up study of enoblituzumab in combination with pembrolizumab conducted by MacroGenics. The dose escalation phase is designed to characterize the safety and tolerability of the combination and to define the maximum tolerated or maximum administered dose. Three dose levels of enoblituzumab (3, 10, 15 mg/kg, IV, QW) have been evaluated in combination with pembrolizumab (2 mg/kg, IV, Q3W). No MTD has been identified, and so the maximum administered dose of enoblituzumab (15 mg/kg) in combination with pembrolizumab was given to additional cohorts of patients enrolled during the cohort expansion phase. The efficacy follow-up period consists of the two-year period after administering the final dose of the study drug. All tumor evaluations are carried out by both RECIST and irRC.

A total of 133 patients with B7-H3-expressing melanoma, squamous cell carcinoma of the head and neck (SCCHN), non-small cell lung cancer (“NSCLC”), and urothelial cancer have been treated in the study. The interim results as of the data cut-off date, October 12, 2018, were presented at the 2018 Annual Meeting of the Society for Immunotherapy of Cancer (SITC), which showed an ORR (overall response rate) that compared favorably with historical experience with anti-PD-1 monotherapy in anti-PD-1/PD-L1 naive patients.

Safety. The combination of enoblituzumab and pembrolizumab demonstrated acceptable tolerability in patients treated to date. Grade 3 or higher AEs, assessed based on Common Terminology Criteria for Adverse Events (CTCAE) criteria version 4.0, occurred in 27.1% of all patients. Drug-related AEs of all grades included infusion-related reactions (n=73, 54.9%), fatigue (n=37, 27.8%), rash (n=14, 10.5%), and nausea (n=12, 9.0%). The incidence of immune-related AEs in the study was comparable to that observed in patients who received anti PD-1 monotherapy. Nine patients experienced drug-related AEs leading to treatment discontinuation. Drug-related AEs and immune-related AEs of special interest are summarized in the table below.

Drug-Related and Immune-Related Adverse Events

During Combination Treatment with Enoblituzumab and Pembrolizumab

	NO. (%) OF PATIENTS
DRUG-RELATED AES (≥ 5% OF PATIENTS)	ALL GRADES TOTAL (N=133)	≥ GRADE 3 (N=133)
Any adverse event	115 (86.5)	36 (27.1)
Infusion-related reaction	73 (54.9)	9 (6.8)
Fatigue	37 (27.8)	2 (1.5)
Rash	14 (10.5)	1 (0.8)
Nausea	12 (9.0)	0
Pyrexia	12 (9.0)	0
Lipase increased	11 (8.3)	8 (6.0)
Arthralgia	10 (7.5)	0
Decreased appetite	9 (6.8)	2 (1.5)
Diarrhea	9 (6.8)	1 (0.8)
Hypothyroidism	8 (6.0)	0
Anemia	7 (5.3)	1 (0.8)
Pneumonitis	7 (5.3)	2 (1.5)
Chills	7 (5.3)	0

NO. (%) OF PATIENTS
IMMUNE-RELATED ADVERSE EVENTS OF SPECIAL INTEREST (AESI)	ALL GRADES TOTAL (N=133)	≥ GRADE 3 (N=133)
Pneumonitis	5 (3.8)	2 (1.5)
Myocarditis	2 (1.5)	1 (0.8)
Diarrhea	1 (0.8)	1 (0.8)
Adrenal insufficiency	1 (0.8)	1 (0.8)
Colitis	1 (0.8)	0

•	Drug-related AEs:

•	Leading to treatment discontinuation: 6.8% (9 patients)

•	Leading to death: 0.8% (1 patient with pneumonitis)

•	Nature of events consistent with enoblituzumab or pembrolizumab alone

Source: MacroGenics.

Clinical Efficacy. As of October 12, 2018, the cut-off date of the most recent data analysis, preliminary results indicated that among the 18 response-evaluable SCCHN patients who had not previously received

PD-1/PD-L1 therapies, six patients (33.3%) had confirmed partial responses (“PRs”). Among the subset of patients with 10% or higher B7-H3 tumor expression, six out of 15 (40.0%) had confirmed PRs (see figure below) compared to previously reported SCCHN patients treated with PD-1 monotherapy, which achieved ORRs ranging from 13% to 16%.

Anti-tumor Activity in Anti-PD-1/PD-L1-Naive SCCHN Patients

Source:	MacroGenics

Among 14 response-evaluable NSCLC patients who had not previously received PD-1/PD-L1 therapies and were PD-L1 negative, i.e., PD-L1 less or equal to 1%, five patients (35.7%) had confirmed PRs (see figure below). Objective response rates ranging from 8% to 17% were reported in PD-L1 negative NSCLC patients treated with PD-1 monotherapy.

Anti-tumor Activity in PD-1-Naive NSCLC Patients Who are PD-L1 Negative (PD-L1 < 1%)

Tumor Volume Change from Baseline (%)

Source:	MacroGenics

In the two figures above, CR (complete response) means the disappearance of all target lesions, with the reduction of all pathological lymph nodes to <10 mm; PR (partial response) means at least a 30% decrease in the sum of the target lesions, in comparison to the baseline sum diameter; PD (progressive disease) means a 20% increase in the sum of the diameters in comparison to the smallest sum of diameters with an absolute increase of at least 5 mm, provided that any new lesion is considered progressive disease; and SD (stable disease) means meeting neither the criteria for partial response nor for progressive disease, in comparison to the smallest sum of diameters.

Clinical Development Plan

We acquired the development and commercial rights of enoblituzumab from MacroGenics for Greater China. In the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory.

Global Portfolio

Plonmarlimab (TJM2): A GM-CSF Monoclonal Antibody for Rheumatoid Arthritis and CAR-T-related Therapies

Summary

Plonmarlimab is an internally discovered neutralizing antibody against human granulocyte-macrophage colony-stimulating factor (“GM-CSF”), an important cytokine that plays a critical role in chronic inflammation and destruction in autoimmune diseases such as rheumatoid arthritis (“RA”). Plonmarlimab is a humanized IgG1 that displays high affinity binding to GM-CSF and blocks its signaling and downstream effects. Plonmarlimab is being developed for the treatment of autoimmune and inflammatory diseases, including RA and cytokine release syndrome (“CRS”). We have completed a single-dose first-in-human study in healthy volunteers in the United States. In China, plonmarlimab is the first antibody of its class entering clinical development. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in China. We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where GM-CSF is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy.

In addition, since the COVID-19 outbreak, we have sprung into action to prioritize plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe COVID-19, in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States.

Therapeutic Options and Current Development

Our current therapeutic indication is RA, a systemic chronic inflammatory disease considered to be one of the most prevalent immune-mediated inflammatory diseases. RA is nearly always polyarticular and causes joint destruction, deformity, and loss of function. Extra-articular manifestations include cardiopulmonary diseases, eye diseases, Sjogren’s syndrome, rheumatoid vasculitis and neurological diseases. Current therapies for RA in China include traditional Chinese medicine, corticosteroids, and DMARDs, including immunosuppressants and targeted therapies such as TNF inhibitors. Although the market for RA has become more competitive in China, new medicines targeting different pathways with greater clinical efficacy and safety remain a significant unmet need. Our GM-CSF antibody targets an entirely different disease pathway and has these desired characteristics to treat RA.

Clinical evidence supporting the role of a GM-CSF antibody in RA is highlighted in a few recent global studies. For example, both otilimab (MOR103), a GM-CSF antibody from MorphoSys and GSK, and mavrilimumab, a GM-CSF receptor antibody from Medimmune, have shown an early onset of clinical responses in Phase 2 proof-of-concept trials with RA patients. In addition to RA, attempts to develop a GM-CSF antibody for treating other autoimmune diseases, such as ankylosing spondylitis, are being studied by Amgen and Takeda. These autoimmune conditions involve the same autoimmune cell types, including macrophages, and neutrophils and the same connective tissues such as bones, joints, and tendons. Given the large patient population affected and the burden of these diseases, we are keen to explore the therapeutic role of plonmarlimab in treating these diseases, if initial studies in RA patients meet primary end-points.

The therapeutic role of plonmarlimab goes beyond autoimmune diseases. A recent study indicates that GM-CSF plays a critical role in serious side effects associated with chimeric antigen receptor (CAR)-T therapy, such as cytokine release syndrome (“CRS”) and neurotoxicity. As CAR-T therapy has become an effective treatment option for certain cancer types, finding a treatment solution for CAR-T-related toxicities that occur frequently and can turn into a serious and potentially fatal condition becomes an urgent need. These severe toxicities add to the morbidity and mortality of CAR-T therapy. CRS is caused by a massive release of circulating cytokines by expanding CAR-T cells, and GM-CSF is one of the key cytokines of CRS. Currently, there are no effective therapies to prevent CRS or neurotoxicity. Tocilizumab, an IL-6 receptor antagonist, is approved for severe CRS with limited therapeutic coverage. Recent studies indicate that neutralizing GM-CSF in vivo may ameliorate and potentially prevent CRS and neuroinflammation without affecting CAR-T cell activity. Humanigen has teamed up with Kite to evaluate lenzilumab, a GM-CSF antibody, as a preventive or treatment agent in association with Yescarta, an approved CD19-directed CAR-T therapy. In parallel with an RA clinical trial, we are seeking opportunities to co-develop plonmarlimab as a treatment option for CRS associated with CAR-T therapy.

Furthermore, emerging data indicate that the common features among COVID-19 patients particularly those severely or critically ill include lymphopenia and significantly elevated serum levels of pro-inflammatory cytokines including GM-CSF and IL-6, IFN-gamma. Moreover, recently published data indicate that COVID-19 can induce a cytokine storm instigated by extensive immune cell infiltration and the release of GM-CSF and IL-6. These inflammatory cytokines drive aberrant activation of monocytes and lymphocytes which in turn provoke increased production of more cytokines and chemokines in a feed forward cycle, resulting in the cytokine storm, or CRS, severe pulmonary complications and mortality. Therefore, blocking of GM-CSF by plonmarlimab may impact the upstream of cytokine storm network to prevent or curb the hyperinflammation and immunopathology which may be responsible for the complications associated with severe COVID-19.

Advantages of Plonmarlimab

Based on reported clinical findings with front-runner GM-CSF antibodies compared to other RA biologics that are clinically used, we have the following expectations:

•

Fast onset of therapeutic effect. Because GM-CSF acts at a relatively early stage in the inflammatory cascade, GM-CSF blockade is expected to take effect after just a few initial doses and provide quick symptomatic relief to patients. This fast onset of clinical responses in RA has been shown in Phase 2 clinical trials on otilimab and mavrilimumab (NCT01023256 and NCT01050998);

•

Convenience and increased patient compliance. Given the favorable development profile (high affinity, excellent PK, clean immunogenicity and concentrated formulation) exhibited by plonmarlimab thus far, the clinically active dose for plonmarlimab is expected to be low, which is advantageous for chronic maintenance of the disease by subcutaneous administration. This provides convenience to the patients and will likely increase patient compliance; and

•

Analgesic effect on inflammatory pain. Because the GM-CSF receptor is also expressed on sensory neurons and is involved in RA-associated inflammatory pain, GM-CSF blockade is expected to provide relief for inflammatory pain, which provides additional clinical benefits to patients. This analgesic effect has been shown in a Phase 2 clinical trial on mavrilimumab (NCT01706926).

Mechanism of Action

GM-CSF is a central driver cytokine in orchestrating an innate immune response during inflammation. It is responsible for myeloid cell proliferation and functions, such as chemotaxis, adhesion, phagocytosis, and microbial killing. Importantly, GM-CSF can polarize macrophages into a pro-inflammatory M1 phenotype and is known to induce an inflammatory cascade involving other pro-inflammatory cytokines such as TNF, IL-1, IL-6, IL-12, and IL-23. It is evident that GM-CSF plays a crucial role in the pathogenesis and disease progression of multiple autoimmune conditions. The action of GM-CSF is mediated by binding of its cognate receptor on target cells and subsequent phosphorylation of signal transducer and activator of transcription 5 (“STAT5”).

Plonmarlimab specifically binds to human GM-CSF with high affinity and can block GM-CSF from binding to its receptor, thereby preventing downstream signaling and target cell activation. As a result, it can effectively inhibit inflammatory responses mediated by macrophages, neutrophils, and dendritic cells, leading to reduced tissue inflammation and damage.

Figure:	Role of GM-CSF in orchestrating coordinated immune response.

Summary of Pre-clinical Results

A series of nonclinical studies have been conducted to evaluate the pharmacology, PK, and toxicology profiles of plonmarlimab. Plonmarlimab could potently bind to human and monkey GM-CSF but not rodent GM-CSF. Plonmarlimab neutralized GM-CSF in a number of pharmacological studies in vitro and in vivo. Plonmarlimab demonstrated linear PK behavior in single dose IV and SC studies in monkeys with a half-life characteristic of IgG and a low ADA potential. Weekly plonmarlimab treatment significantly reduced arthritis score and clinical symptoms in monkeys with established collagen-induced arthritis (a model of RA). Both 4-week and 13-week repeat-dose GLP general toxicology studies in non-human primates have been completed with sufficient safety margin. The nonclinical studies performed to date continue to support plonmarlimab in clinical studies.

Summary of Clinical Results

Completed single-dose first-in-human study in healthy volunteers in the United States

Based on the pre-clinical results, we initiated a first-in-human study in healthy volunteers in the United States (NCT03794180). This study has now been completed with a clinical study report (CSR) available.

Study design. This randomized, double-blind, placebo-controlled, and single dose-ascending study was designed to assess the safety, tolerability, PK/PD, and immunogenicity of plonmarlimab (referred to as TJ003234) in healthy volunteers. We have enrolled and completed dosing of four planned cohorts at 0.3, 1, 3 and 10 mg/kg dose levels, with each cohort consisting of eight subjects randomized into six receiving plonmarlimab and two receiving placebo IV infusions.

Safety. Plonmarlimab was well tolerated following a single IV dose up to 10 mg/kg in healthy subjects with no MTD reached. There were no interruptions in dosing or early withdrawals. Fourteen males and 18 females participated in the study. The majority of AEs were mild to moderate in nature. No serious adverse events were reported during the study. Overall, 8 of the 24 subjects who received plonmarlimab and 3 of the 8 subjects on placebo reported treatment-related treatment-emergent adverse events (TEAEs). The most common AEs experienced by subjects dosed with plonmarlimab were headache (25%) and protein urine (25%). These AEs were also the most common AEs reported by subjects receiving placebo (37.5% and 37.5%, respectively).

Pharmacokinetics. Serum concentrations of plonmarlimab (TJ003234) were determined by anti-idiotypic antibody capture immunoassay and PK parameters were analyzed by noncompartmental analysis. Results showed that over the dose range of 0.3 mg/kg to 10 mg/kg, both Cmax and exposure increased in an approximately dose-proportional manner, with Cmax increased from 5.75 µg/mL to 260 µg/mL and AUC0-last increased from 90.5 day*µg/mL to 3780 day*µg/mL (see Figure below). In addition, t1/2 was approximately 3 weeks across the tested dose range. Clearance of plonmarlimab decreased with increasing dose. Volume of distribution decreased slightly with increasing dose. In terms of immunogenicity, two subjects in the 3 mg/kg plonmarlimab cohort and 1 placebo subject were positive for ADA. No subject in the 10 mg/kg dose level was positive for ADA.

Figure:	Mean±SD concentration-time plots of serum plonmarlimab (TJ003234) levels. Linear scale, left; semi-log scale, right. LLOQ, lower limit of quantitation.

Pharmacodynamics. Four hours after dosing, the induction of STAT5 phosphorylation by ex vivo GM-CSF in circulating monocytes was inhibited by at least 70% compared to the placebo following a single dose of plonmarlimab for all dose groups. Plonmarlimab inhibited GM-CSF-stimulated STAT5 phosphorylation levels by more than 90% in subjects in the 3 mg/kg and 10 mg/kg cohorts at 4 h to up to 2 weeks after dosing, suggesting the saturation of STAT5 inhibition by the treatment at doses of 3 mg/kg and above.

Ongoing study for plonmarlimab to treat COVID-19 patients with cytokine release syndrome

We are conducting a study of plonmarlimab in the United States in patients with CRS associated with severe COVID-19. This study adopts a robust clinical trial design and represents one of the first double-blind, placebo-controlled and randomized studies to evaluate the therapeutic role of anti-GM-CSF antibody in severe COVID-19 patients.

Part 1 of the study evaluated the safety and tolerability of plonmarlimab in a total of 24 patients who were randomized at a ratio of 1:1:1 to receive either a single dose of 3 mg/kg plonmarlimab, a single dose of 6 mg/kg plonmarlimab or placebo (standard care), administered by intravenous (IV) infusion. Data from part 1 of the study were reviewed by a data monitoring committee (DMC) to assess patient safety and overall conduct of the study. After comprehensive review and analysis, the DMC concluded that we could commence part 2 of the study as planned, indicating that plonmarlimab was safe and well-tolerated in severe COVID-19 patients in the study. The DMC also endorsed recommended protocol changes, including broadening the inclusion criteria and dosing all patients at 6 mg/kg of plonmarlimab or placebo. Part 2 of the study with a design similar to part 1 will target the same patient population and is enrolling patients. It will evaluate the efficacy, safety and cytokine levels following a single dose of 6mg/kg plonmarlimab or placebo in patients with severe COVID-19. To preserve the original clinical trial design with blinding and data integrity, the clinical efficacy data will be revealed upon completing part 2 of this study.

DMC’s assessment and positive recommendation is a testament to our science-focused clinical development capabilities. We believe we have the most advanced anti-GM-CSF study in COVID-19 that could potentially lead to registration of plonmarlimab in the United States. The DMC’s confirmation of plonmarlimab’s safety profile bolsters the drug’s potential to address the complications among the severe and critically ill and could ultimately save lives.

Clinical Development Plan

Data from this first-in-human study support continued development of plonmarlimab. In August 2020, we announced that the first patient has been dosed in a Phase 1b study to evaluate plonmarlimab in patients with RA in China. This trial is a multi-center, double-blind, placebo-controlled study of about 63 patients who will receive a single dose or multiple doses of the treatment for up to eight weeks.

In addition, we are developing plonmarlimab to treat cytokine storm in severe and critically ill patients caused by COVID-19. We are currently conducting part 2 of the clinical trial in the United States to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States. The results from these planned COVID-19 studies will also be used to further evaluate the potential therapeutic role of plonmarlimab in reducing or preventing cytokine storm and neurotoxicity associated with CAR-T therapy through collaborations.

Lemzoparlimab (TJC4): A Potential Highly Differentiated CD47 Antibody for Immuno-Oncology

Summary

Lemzoparlimab is a fully human CD47 monoclonal antibody that we have discovered and developed internally for cancer immunotherapy. CD47 has emerged as one of the most promising immuno-oncology targets. Unlike other immuno-oncology targets being explored, the CD47-SIRPα pathway is involved in tumor progression by delivering a “don’t eat me” signal to tumor-engulfing macrophages, thereby protecting tumors from natural attacks by macrophages. Blockade of this pathway by CD47 antibody represents one of the most effective tumor killing mechanisms. However, due to the inherent epitope sharing between tumor cells and normal red blood cells (“RBCs”), the first-wave of clinical stage CD47 antibodies were found in clinical trials to bind to RBCs and cause significant hematologic adverse effects, such as severe anemia, which has hampered the development of these CD47 antibodies as a potential cancer therapy.

We developed lemzoparlimab by design to possess a unique property or differentiation, to minimize binding to RBCs while retaining anti-tumor activities in line with other antibodies of the same class. This key differentiation is achieved through additional RBC counter-screening to select rare antibody clones that bind to CD47 with high affinity but do not bind to or bind minimally to RBCs. Lemzoparlimab has been validated in a series of in vitro and in vivo pre-clinical studies, which have consistently shown a unique RBC-sparing profile comprised of minimal RBC binding, lack of hemagglutination and no significant adverse hematologic changes in cynomolgus monkeys even when used at a high dose (100 mg/kg). In addition, the topline results of the completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Therefore, we believe that lemzoparlimab, if approved, will be a potentially highly differentiated anti-tumor CD47 antibody with the advantage of minimizing hematologic side effects.

In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS), and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

Therapeutic Options and Current Development

We plan to evaluate the therapeutic role of lemzoparlimab in a variety of solid tumors, such as cancers of the ovary, lung, liver, pancreas, breast and colon, and hematological malignancies such as AML/MDS, lymphoblastic leukemia, and NHL. Although PD-1/PD-L1 therapies represent a new paradigm in cancer treatment, less than 40% of cancer patients have a clinically meaningful response to PD-1/PD-L1 treatment. As a result, targeting other immune components or cells involved in the immune system’s anti-tumor mechanism has become an area of active pursuit in the field of immuno-oncology. Lemzoparlimab is one such innovative and promising therapeutic antibody, which is capable of mobilizing macrophage functions for effective and direct tumor-killing. Currently, a number of CD47 antibodies are in clinical development by biotech companies including Gilead/Forty-Seven, Inc., Surface Oncology and Arch Oncology. The most advanced asset, magrolimab, orginally developed by from Forty-Seven, Inc., is in Phase 3 clinical studies for multiple cancer indications. However, almost all clinical trials with CD47 antibodies so far have shown significant hematologic adverse effects, likely due to inherent RBC-binding properties of generic CD47 antibodies, and as a result, some clinical studies had to be either terminated or managed with extra cautions.

Advantages of Lemzoparlimab

Lemzoparlimab has similar sub-nanomolar binding affinity as other CD47 antibodies and exhibits comparable anti-tumor activity. The key advantage of lemzoparlimab is its minimal binding to RBCs, thus potentially avoiding or minimizing inherent hematologic adverse effects typically seen in other CD47 antibodies in clinical trials. This differentiated property of lemzoparlimab is, at least in part, due to its unique epitope interaction as revealed by crystallography, which is different from those recognized by other CD47 antibodies currently in clinical development based on publicly available information. The differentiation of lemzoparlimab is highlighted in a series of pre-clinical studies summarized as the following: (i) lemzoparlimab displays only minimal RBC-binding even at high antibody concentrations by flow cytometry; (ii) lemzoparlimab does not induce RBC agglutination even in a high concentration range; and (iii) most importantly, lemzoparlimab does not cause significant hematologic changes or systemic toxicologic effects even at high doses in multiple cynomolgus monkey studies, including a pivotal 4-week GLP toxicity study. Taken together, lemzoparlimab has a potentially better clinical safety profile and may be used in a broader patient population to explore its anti-tumor potential compared to other clinical stage competitor molecules.

Table:

Differentiated product profile of lemzoparlimab. (Sources for comparator antibodies: American Society of Hematology publication, PLOS One publication, World Intellectual Property Organization and company data)

Mechanism of Action

Lemzoparlimab blocks the interaction between CD47 expressed on cancer cells and SIRPα expressed on macrophages, leading to increased phagocytosis of cancer cells by macrophages. Blockade of CD47 by lemzoparlimab may also promote the development of anti-tumor T cell responses, resulting from increased tumor antigen presentation by professional antigen-presenting cells such as macrophages and dendritic cells. In addition to stimulating the phagocytosis of cancer cells, CD47 blockade was shown to involve other anti-tumor mechanisms, such as the enhancement of ADCC, direct induction of apoptosis (programmed cell death) of cancer cells, induction of differentiation of cancer stem cells, and inhibition of metastasis.

Figure:

Targeting the CD47/SIRPα myeloid-specific immune checkpoint. CD47 is highly expressed on many different types of cancers. SIRPα is an inhibitory receptor expressed on macrophages and other myeloid immune cells. When CD47 binds to SIRPα, it causes the inhibition of phagocytosis. CD47 antibodies disrupt the CD47/SIRPα axis and enable the phagocytosis of cancer cells.

Summary of Clinical Results

The ongoing phase 1 study of lemzoparlimab in the US is an open-label, multi-center, multiple dose study conducted in two parts to determine safety, tolerability, pharmacokinetics (PK), pharmacodynamics (PD) and efficacy of lemzoparlimab administered alone and in combination (NCT03934814). The first part is comprised of a single agent dose escalation followed by two separate combination regimens in an escalating dose range (Part 1b with pembrolizumab; Part 1c with rituximab). The second part is a dose expansion study in the combination therapies.

The monotherapy dose escalation (Part 1a) has been completed and the initial data from the monotherapy were presented at Society for Immunotherapy of Cancer (SITC) in November 2020. Lemzoparlimab was well tolerated up to 30 mg/kg on a weekly infusion schedule without priming dosing strategy. No dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout. Maximal tolerable dose (MTD) was not reached. Lemzoparlimab PK appeared to be linear at mid to high dose levels following a single dose with no significant “sink effect”. One confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (n=3). This patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Recruitment of patients for the dose escalation study of lemzoparlimab in combination with pembrolizumab or rituximab is ongoing.

Part 1a of Phase 1 Clinical Trial: Single Agent Dose Escalation First-in-patient Trial

Study Design. NCT03934814 is an open label, Phase 1 study to evaluate the safety, tolerability, maximal tolerable dose (MTD) or maximum administered dose (MAD), PK, PD, and recommended phase 2 dose (RP2D) of lemzoparlimab in subjects with advanced relapsed or refractory solid tumors and lymphoma. Part 1 of the study comprises a single agent dose escalation in a standard 3+3 design (1a) and 2 separate dose escalations in combination with pembrolizumab (1b) or rituximab (1c). Part 2 is a dose expansion study. Lemzoparlimab was administered as weekly IV infusions in successive dose cohorts (1, 3, 10, 20 and 30 mg/kg) without any priming dose. Twenty patients were enrolled. Clinical data from the Part 1a study were reported as of November 2020.

Safety. No dose limited toxicities (DLTs) or drug-related severe adverse event (SAE) were reported throughout the study. All treatment-related adverse events (TRAEs) were either Grade 1 or Grade 2 except one Grade 3 lipase increase was reported.

Table.	Treatment-related adverse events (TRAE) by cohort.

A transient reduction in the hemoglobin levels during the first cycle was observed across all cohorts. The average drop was ~10% and was not dose dependent. This finding is consistent with the results of pre-clinical GLP toxicity studies. None of the drug-related anemia reported was considered to be severe or hemolytic in nature.

Figure.	Time course of hemoglobulin and reticulocyte counts following lemzoparlimab treatment (all groups). Each cycle (C) is 21 days (D). Mean±SD is shown.

Pharmacokinetics. The PK profile of lemzoparlimab appeared linear at doses higher than 10 mg/kg following a single dose administration, while its exposure was greater than dose proportional over the dose range of 1 to 10 mg/kg, suggesting that at higher doses, lemzoparlimab could overcome the CD47 “sink effect”. Five subjects were confirmed positive for anti-drug antibodies (ADA) following the first treatment: 3 were from 1 mg/kg, 1 from 3 mg/kg and 1 from 10 mg/kg. No impact of ADA was seen on safety or PK profiles.

Pharmacodynamics. Maximal saturation of CD47 receptor occupancy (RO) on peripheral T cells was achieved at 20 and 30 mg/kg following weekly administration of lemzoparlimab.

Preliminary Efficacy. One confirmed Partial Response (PR) was observed in the 30 mg/kg monotherapy cohort (1/3) with 6 cycles completed so far. The patient who had metastatic melanoma had failed prior systemic treatment of nivolumab and ipilimumab.

Summary of Pre-clinical Results

CD47-related In Vitro and In Vivo Anti-tumor Activities

Lemzoparlimab exhibits high-affinity binding to human CD47 protein and CD47-expressing tumor cells at the nanomolar level and effectively blocks interaction of CD47 with its receptor SIRPα. As compared with other CD47 antibodies currently under clinical development, lemzoparlimab (TJC4) demonstrated comparable potency in the enhanced macrophage-mediated phagocytosis of Raji tumor cells (see Figure A below) and comparable anti-tumor activity in the HL-60 leukemia and Raji xenograft models (see Figure B below). Moreover, when combined with rituximab, lemzoparlimab exhibited a markedly enhanced inhibition on tumor growth in a diffuse large B cell lymphoma (DLBCL) animal model, through the synergistic effect of both agents (see Figure C below).

Figure:

In vitro and in vivo anti-tumor activity of lemzoparlimab (TJC4). (A) In vitro phagocytosis of Raji cells by primary human macrophages in the presence of different doses of lemzoparlimab or comparator CD47 antibodies. (B) In vivo anti-tumor activity of lemzoparlimab mono-treatment in Raji xenograft model. (C) In vivo anti-tumor activity of lemzoparlimab (5 mg/kg, BIW) in combination with Rituximab (5 mg/kg, BIW) in the DLBCL model.

Assessment of Potential CD47-related In Vitro and In Vivo Hematologic Effects

First, in a representative flow cytometric analysis (see Figure A below), lemzoparlimab showed minimal binding to human RBCs compared to comparator CD47 antibodies used at the same concentration (1 µg/ml). The minimal binding of lemzoparlimab to RBCs was confirmed when compared with other CD47 antibodies across multiple concentrations in another flow cytometric experiment (see Figure B below).

Figure:

Binding of CD47 monoclonal antibodies to RBCs. (A) Representative graph of the staining of human RBCs with CD47 monoclonal antibodies or control IgG (1 µg/ml); (B) Dose dependent binding of CD47 monoclonal antibodies with human RBCs from different healthy donors (n = 3). MFI: mean fluorescence intensity.

Second, as CD47 is expressed on normal RBCs, binding of CD47 antibodies to the surface of RBCs could cross-link the RBCs into lattices and prevent them from precipitating into compact pellets, which is a phenomenon termed hemagglutination. Our results showed that lemzoparlimab did not induce RBC agglutination across a wide range of antibody concentrations, while a comparator antibody caused significant hemagglutination starting at a concentration of 0.3 µg/ml. Results from a representative experiment are shown below.

Figure:

Hemagglutination by CD47 monoclonal antibodies. Left: representative graph of hemagglutination (haze appearance) or lack thereof (precipitate) by different concentrations of control IgG, lemzoparlimab (TJC4), and comparator antibodies. Right: quantification through an index determined by the area of RBC occupation in the presence of the test antibodies, normalized to that of IgG control.

Thirdly, in vivo safety studies were performed in cynomolgus monkeys to assess the effects of lemzoparlimab on the hematology parameters. Whereas a single bolus IV injection of the comparator antibody caused a significant drop in the number of RBCs and hemoglobin (“HGB”) levels, treatment with lemzoparlimab at a dose of 10 mg/kg did not significantly affect the number of RBCs, HGB levels or reticulocyte or platelet counts (see figure below).

Figure:

Hematological parameters in non-human primates treated with a single dose of CD47 antibodies. On Day 0, naive cynomolgus monkeys were IV injected with PBS control (n=2), lemzoparlimab (TJC4) (n=2, 10 mg/kg) or a comparator antibody (n=2, 10 mg/kg). Blood cells were counted, twice before drug injection (baseline) and at 3, 6, 10, 14 and 21 days post-injection.

Moreover, in a four-week GLP toxicology study, lemzoparlimab treatment did not induce significant overall toxicologic changes. Only mild decreases in the number of RBCs, HGB and hematocrit were found, which reached nadir at Day 4 post-first administration and then gradually recovered to the normal range following administration. The changes were not dose-dependent. Compared with the placebo control, the average decrease of RBCs in the treated animals was approximately 6% to 9% with only one animal showing an 18% drop at a dose of 30 mg/kg. No RBC-associated changes were noted in histopathologic examinations or in bone marrow smears (including erythrocytic series). Therefore, NOAEL was defined at 100 mg/kg.

Four-week GLP Toxicology Study in Monkeys

Figure:	RBC counts in male cynomolgus monkeys treated with five consecutive weekly dose of lemzoparlimab (TJC4) at 0-100 mg/kg in a 4-week GLP toxicology study.

Key preclinical data described above have been published as a poster presentation (#4063) at American Society of Hematology 2019 Annual Meeting.

Clinical Development Plan

The goal of our global and China clinical development plans is to explore the potential in both hematologic malignancies and solid tumor indications, including but not limited to AML/MDS, ovarian cancer and gastric cancer, in both the United States and China.

In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory (r/r) AML or MDS, and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

Uliledlimab (TJD5): A Potential Highly Differentiated CD73 Antibody for Cancer Treatment

Summary

Uliledlimab is an internally developed, humanized inhibitory antibody against human CD73. CD73 is a homodimeric enzyme expressed in tumors and plays a critical role in suppressing immune cells in tumor micro-environment. Uliledlimab displays sub-nanomolar binding affinity to CD73 and inhibits its nucleotidase activity. In vitro, uliledlimab completely reversed the AMP- or tumor cell-mediated suppression of T cells. In vivo, when combined with a PD-L1 antibody, uliledlimab exhibited a superior or synergistic inhibitory effect on tumor growth. The key differentiation of uliledlimab when compared to some of the other clinical stage antibodies of the same class, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in a complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” With this particular mode of action, uliledlimab, if approved, has the potential to become a highly differentiated CD73 antibody.

We have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies. In China, we will also collaborate with Shanghai Junshi Biosciences Co., Ltd, or Junshi, for the combination therapy of uliledlimab with Junshi’s PD-1 monoclonal antibody toripalimab in cancer patients with various types of solid tumors.

Therapeutic Options and Current Development

Despite recent breakthroughs with PD-1/PD-L1 therapies, clinical non-response rates to such treatments remains high in cancer patients (exceeding 60%). This non-responsiveness to these standard treatments is partly due to the fact that T cells within an inhibitory tumor environment are suppressed and fail to respond to stimulation induced by PD-1/PD-L1 therapies. CD73, which converts extracellular adenosine monophosphate (“AMP”) to adenosine, is implicated in one of the protective mechanisms of tumors that evade immune attack by creating an adenosine-rich microenvironment inhibitory to immune cells. Pre-clinical studies have indicated that the inhibition of CD73 renders T cells more responsive to PD-1/PD-L1 therapies by altering the tumor micro-environment, resulting in a superior anti-tumor effect. As CD73 is widely expressed in various cancers, a combination therapy of uliledlimab with a PD-1/PD-L1 antibody may increase the likelihood of treatment success in cancer patients who do not respond to standard PD-1/PD-L1 therapies. The potential cancer indications of uliledlimab include thyroid cancer, lung cancer, colorectal cancer, stomach cancer, urothelial cancer, endometrial cancer, head and neck cancer, breast cancer, ovarian cancer, and melanoma, in which CD73 is widely expressed.

A number of global companies are running active clinical development programs with CD73 antibodies. Oleclumab (MEDI-9447) from Medimmune and BMS-986179 from Bristol-Myers Squibb are the two most advanced CD73 antibodies, which are in Phase 2 clinical trials. BMS-986179 is being studied as a single agent and in combination with nivolumab (a PD-1 antibody) for the treatment of advanced colorectal, esophageal, gastric, ovarian, and pancreatic cancers. MedImmune is testing MEDI-9447 for the treatment of solid tumors as a single agent or in combination with durvalumab (a PD-L1 antibody) or chemotherapy. NZV-930 (from Novartis) and CPI-006 (from Corvus) have entered Phase 1 clinical trials for the treatment of solid tumors.

Advantages of Uliledlimab

Extracellular AMP can be generated from ATP, cyclic AMP and nicotinamide adenine dinucleotide (“NAD”) through separate biochemical pathways, all of which converge to CD73 to generate adenosine. Thus, CD73 antibody is expected to block adenosine generation more completely than other related targets. Further, CD73 antibody works through a substrate non-competitive fashion and has advantages over small molecule inhibitors targeting the adenosine pathway through a substrate competing fashion. More importantly, uliledlimab, if approved, is potentially highly differentiated among the clinical stage CD73 antibodies as it binds to a novel epitope in the C-terminal domain of CD73 without causing a “hook effect.”

Uliledlimab has the following key advantages: (i) uliledlimab exhibits a typical dose-response curve without the “hook effect” and with a complete inhibition of both soluble and surface-bound CD73 and (ii) uliledlimab has a non-competitive inhibitory effect that is not blunted by high levels of CD73 enzyme substrates, which would be expected for small-molecule competitive blockers. These pharmacological properties may translate into efficient target inhibition in tumors and superior anti-tumor activity, especially in an adenosine-rich micro-environment.

Mechanism of Action

Adenosine is a potent immunosuppressive signaling molecule abundant in the tumor microenvironment. CD73 is the rate-limiting enzyme that generates adenosine from extracellular AMP. Uliledlimab allosterically inhibits the CD73 enzyme by preventing the inactive CD73 dimer from changing into the active conformation in a substrate non-competitive manner. This results in a decrease in adenosine production in the tumor micro-environment, increasing T cell anti-tumor activity.

Figure:	Schematic diagram of CD73-catalyzed adenosine (Ado) generation and immunosuppression by Ado in the tumor microenvironment.

Summary of Pre-clinical Results

Inhibition of CD73 by Uliledlimab. As shown in the figure below, uliledlimab displayed complete inhibition of soluble CD73 enzymatic activity (IC50= 0.22 nM) without the “hook effect” in contrast to the comparator molecule, which at higher concentrations caused a paradoxical rebound of enzymatic activity presumably due to its inter-dimer binding mode.

Figure: Inhibition of soluble CD73 enzymatic activity by CD73 antibodies.

Restoration of T Cell Activity by Uliledlimab In Vitro. We observed that AMP inhibited interferon gamma (IFN-g) production by CD4 or CD8 T cells through adenosine generation, mimicking the suppressive tumor microenvironment where AMP is abundantly produced. However, this suppression could be reversed by uliledlimab in a concentration-dependent manner. Moreover, in an experimental system where CD73high human ovarian cell line SK-OV-3 and human T cells were co-cultured, addition of uliledlimab restored T cell activity as measured by IFN-g production in a concentration-dependent manner.

In Vivo Anti-tumor Activity of Uliledlimab. Uliledlimab monotherapy showed a moderate anti-tumor effect in a mouse xenograft model bearing A375 melanoma cells. To examine whether uliledlimab can enhance the anti-tumor activity of the PD-L1 antibody, we evaluated the therapeutic effects of uliledlimab used as a single agent and in combination with a PD-L1 antibody in the same A375 melanoma model. The combination treatment group resulted in 68% inhibition of tumor growth which is significantly better than the vehicle and uliledlimab monotherapy.

Figure:

In vivo anti-tumor activity of uliledlimab and anti-PD-L1 in A375 melanoma xenograft model. Mice were treated with PBS control, anti-PD-L1 (10 mg/kg), uliledlimab (5 mg/kg) or a combination of anti-PD-L1 and uliledlimab twice a week for three weeks. Tumor volumes as percentages relative to baseline (day 0) for each treated group (n=7 per group) (left) and for each individual mouse (right) were plotted.

Pharmacokinetics of Uliledlimab in Cynomolgus Monkeys. Following a single IV injection of uliledlimab at 5, 25 and 50 mg/kg, the mean Cmax ranged dose-proportionally from 136 to 1430 µg/mL, and the systemic exposure indicated by the AUC0-last increased in a non-linear manner, ranging from 4020 to 135000 hr*µg/mL. Mean half-life was 44.9 hours, 61.5 hours and 104 hours, respectively, reflecting decreased clearance of uliledlimab with increasing dose. No apparent sex difference was observed in the main PK parameters. Positive

ADAs against uliledlimab were detected in the majority of the animals, without an apparent impact on systemic exposure.

Figure:	Concentration-time profile of uliledlimab in cynomolgus monkeys.

Repeat-dose Toxicology Study of Uliledlimab in Cynomolgus Monkeys. A four-week GLP toxicity study was conducted in cynomolgus monkeys followed by a six-week recovery period to evaluate the potential toxicity of uliledlimab. Forty cynomolgus monkeys were randomly assigned into four groups (5/sex/group) and given five weekly doses of uliledlimab at 20, 60 or 200 mg/kg via IV injection. Systemic exposures (Cmax and AUC0-t) generally increased dose-proportionally, and the Day 22 values were generally higher than those on Day 1, with mean accumulation ratios (AR) ranging between 1.65 and 2.19. No apparent sex difference was observed. Positive uliledlimab antibodies were detected in the majority of animals following repeat administration at all doses, while no significant impact was observed on the TK profiles.

The only uliledlimab-related effect was decreased monocyte chemoattractant protein 1 (MCP-1) on Day 1 (24 or 48 hours post-dosing) in treated animals. Due to a lack of corresponding findings or impact on the well-being of the animals, this effect was not considered adverse. No abnormality was observed in other study endpoints, including safety pharmacology parameters and immunotoxicity. The no observed adverse effect level (NOAEL) was defined at 200 mg/kg. This dose level corresponded to the mean Cmax and AUC values of 6890 µg/mL and 594000 µg*hr/mL in males, respectively, and 6450 µg/mL and 501000 µg*hr/mL in females, respectively, on Day 22 of the dosing phase.

Clinical Development Plan

We will develop uliledlimab in the United States and China in parallel. We have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.

Pre-clinical Assets (Monoclonal antibodies)

TJ210 and TJX7 are monoclonal antibodies currently at the pre-clinical stage. The FDA clearance for the IND application of TJ210 was obtained in September 2020.

TJ210: A Potential Highly Differentiated Antibody Targeting Myeloid Derived Suppressor Cells in Cancers and Autoimmune Diseases

TJ210 is a fully human, high affinity antibody against human C5aR1 for the treatment of cancers and potentially autoimmune diseases. Tumors produce large amounts of complement factor C5a to attract C5aR1-expressing myeloid derived suppressor cells (“MDSCs”), M2 macrophages and neutrophils. These myeloid cells critically contribute to an immunosuppressive microenvironment as part of the evading mechanism of tumors and are associated with poor prognosis and resistance to PD-1/PD-L1 therapies in many cancers. Inhibition of C5a or its receptor C5aR in mice leads to markedly reduced MDSCs and has an inhibitory effect on tumor growth in various tumor-bearing animal models. The C5aR-blocking antibody has been shown to have significant therapeutic activity when combined with PD-1 therapies in PD-1-resistant tumor models. TJ210 exerts strong anti-tumor activity by blocking the activation and migration of C5aR1-expressing myeloid cells and has a highly differentiated potential, if approved, as it binds to a novel epitope and possesses superior functional properties. Compared to the only competitor antibody from Innate Pharma, TJ210 shows a more potent anti-tumor effect, especially when C5a concentrations are high, and binds to C5a receptors in both humans and monkeys, making pre-clinical safety assessment possible. In addition, TJ210 has therapeutic potential in multiple inflammatory and autoimmune indications, in which the role of the C5a/C5aR axis has been validated. We partnered with the original developer of TJ210, MorphoSys, for Greater China rights and shared global rights.

In September 2020, the FDA has cleared the IND application for TJ210 to initiate a Phase 1 clinical trial. The trial is designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of TJ210 and is expected to commence by early 2021. We plan to work jointly with MorphoSys to develop this asset.

TJX7: A Novel CXCL13 Antibody for Autoimmune Diseases

TJX7 is an internally discovered novel humanized neutralizing antibody targeting the CXCL13 chemokine. CXCL13, through its receptor CXCR5, plays a key role in forming germinal centers, which are critical for immune response. The role of CXCL13 in forming germinal centers is to guide the migration of germinal center B cells and follicular T cells within the lymphoid organs and facilitate their interaction, maturation and function. One of the key pathogenic features in autoimmune diseases is related to the aberrant formation of ectopic germinal centers formed in affected organs, contributing to chronic inflammation and tissue destruction. Elevated serum CXCL13 levels, CXCR5-expressing T cells and pathogenic germinal center B cells and even ectopic germinal center formation are found in multiple autoimmune diseases, including Sjögren’s syndrome, RA, multiple sclerosis, and SLE. TJX7 is being developed for the treatment of autoimmune disorders and has been shown to bind to CXCL13 with sub-nanomolar affinity, effectively blocking the interaction between CXCL13 and CXCR5 and the downstream signaling. TJX7 has been shown to completely inhibit the migration of primary human tonsil B cells. Pharmacodynamic studies in mice and cynomolgus monkeys have confirmed TJX7’s inhibitory effects on germinal center formation and antibody production. Results generated so far indicate that TJX7 may provide a new therapeutic angle in the treatment of autoimmune diseases as it acts uniquely at the core of tissue pathologies. TJX7 is currently under CMC and pre-clinical development.

Pre-clinical Assets (Bi-Specific Antibody Panel)

PD-L1-based Bi-specific Antibodies. As previously discussed, this panel of PD-L1-based bi-specific antibodies is designed according to the scientific rationale that a PD-L1 antibody, when engineered with a selected second immune component such as a cytokine or another antibody, is able to convert “cold tumors,” which typically do not respond to PD-1/PD-L1 inhibitors, to “hot tumors,” which are more sensitive to PD-1/PD-

L1 therapies. Such PD-L1-based bi-specific antibodies are expected to increase the probability of treatment success in patients who do not respond to PD-1/PD-L1 treatment. Based on this concept, we have generated a panel of bi-specific antibodies using our proprietary PD-L1 antibody sequence as the backbone (the first signal), linked to a second component (the second signal) of selected immune properties. Representative examples of the second signals for this panel of bi-specific antibodies include IL-7 cytokine (expanding T effector cells), 4-1BB and B7-H3 antibodies (activating T cells synergistically with PD-L1) and CD47 antibody (adding the macrophage killing mechanism). We strive to validate all bi-specific antibodies through a series of robust in vitro and in vivo studies for proof-of-concept, thus providing a solid basis for further development. Collectively, we have demonstrated that the second paired component must be structurally integrated with the tumor-engaging anti-PD-L1 backbone to concentrate and function effectively inside tumors, which cannot be achieved by simply combining two free agents.

“Fortified” Bi-specific Antibodies for Specific Cancer Therapeutic Purposes. TJ-C4GM is a “fortified” version of the CD47 antibody, which is specifically designed for the treatment of solid tumors through the CD47-mediated macrophage killing mechanism. As the majority of tumor-associated macrophages adopt an anti-inflammatory and tumor-promoting M2 phenotype rather than a pro-inflammatory M1 phenotype, they are less efficient in phagocytosis in response to CD47 blockade. Thus, treatment of solid tumors with the CD47 antibody may exhibit limited efficacy. TJ-C4GM is a novel molecule composed of lemzoparlimab with an engineered GM-CSF moiety fused at the C-terminus of the antibody heavy chain. GM-CSF is a potent cytokine known to convert tumor-resident M2 macrophages into tumor-engulfing M1 macrophages, which enables TJ-C4GM to exert a better phagocytic effect in solid tumors. These unique functional properties of TJ-C4GM are confirmed in a series of in vitro and in vivo tumor animal models, in which TJ-C4GM exerts superior anti-tumor activity against solid tumors, which cannot be achieved by lemzoparlimab or GM-CSF used either alone or in combination. TJ-C4GM is currently at the CMC and pre-clinical development stage.

TJ-CLDN4B is a bi-specific antibody targeting both Claudin18.2 (CLDN18.2), a tumor antigen preferentially expressed in gastric and pancreatic cancers, and 4-1BB, a co-stimulatory molecule on T cells. CLDN18.2 is a tight junction molecule normally expressed only on epithelial cells of the gastric mucosa, which is inaccessible by antibodies under normal conditions, making it a highly attractive tumor target. Although a CLDN18.2 monoclonal antibody (claudiximab) was active in a Phase 2 trial, only the CLDN18.2 high-expressing tumors seemed to be susceptible. In collaboration with ABL Bio, we developed a bi-specific antibody, TJ-CLDN4B, which provides two key advantages over current CLDN18.2 antibodies and 4-1BB agonistic antibodies. First, TJ-CLDN4B is capable of binding to tumor cells even with low levels of CLDN18.2 expression, making it more suitable for a broader patient population. Second, only upon tumor cell engagement by TJ-CLDN4B are T cells activated. In contrast, other pan-activating 4-1BB antibodies that activate T cells regardless of tumor engagement are prone to liver toxicity as seen in clinical studies. In a humanized mouse model, TJ-CLDN4B suppressed tumor growth to a greater extent than anti-CLDN18.2 or anti-4-1BB alone or in combination. TJ-CLDN4B is currently at the CMC and pre-clinical development stage. We expect to file an IND for a first-in-human clinical study with the FDA in the first quarter of 2021.

Licensing and Collaboration Arrangements

A. In-Licensing Arrangements

Licensing Agreement with MorphoSys (Felzartamab)

In November 2017, we entered into a license and collaboration agreement with MorphoSys AG (“MorphoSys”) with respect to the development and commercialization of felzartamab (MOR202/TJ202), MorphoSys´s proprietary investigational antibody against CD38 (the “CD38 product”).

Under this agreement, MorphoSys granted to us an exclusive, royalty-bearing, sublicensable license to exploit MOR202/TJ202 for any human therapeutic or diagnostic purpose in the licensed territory, namely Greater China.

Pursuant to this agreement, we granted to MorphoSys an exclusive license to our rights in any inventions that we make while exploiting MOR202/TJ202 under this agreement, solely to exploit MOR202/TJ202 outside of Greater China.

We also received the right to sublicense to affiliates and third parties acting as contract manufacturers, contract research organizations, distributors or wholesalers without prior written consent, as well as the right to sublicense to other third parties with the prior written consent of MorphoSys, not to be unreasonably withheld, delayed or conditioned.

We are solely responsible for the development and commercialization of MOR202/TJ202 in Greater China, and must use commercially reasonable efforts as we develop and commercialize MOR202/TJ202.

Pursuant to this agreement, we paid to MorphoSys an upfront license fee of US$20.0 million. We also agreed to make milestone payments to MorphoSys, conditioned upon the achievement of certain development, regulatory and commercial milestones, in the aggregate amount of US$98.5 million. Such milestones include first patient dosed in human clinical trials, marketing approval, and first annual net sales of CD38 products covered by the agreement in excess of a certain amount. As of the date of this prospectus supplement, we have made milestone payments of US$8.0 million to MorphoSys.

In addition, we are required to pay tiered low-teens royalties to MorphoSys on a country-by-country and product-by-product basis during the term, commencing with the first commercial sale of a relevant licensed product in Greater China. The end of the royalty term is linked to (i) the expiration, invalidation or abandonment of relevant patent claims, (ii) 10 years from the date of first commercial sale of such CD38 product, and (iii) marketing exclusivity for such relevant licensed product. To date, we have not paid any royalties to MorphoSys. Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the expiration of our last payment obligation under the agreement. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, we have the right to terminate the agreement for convenience at any time after a certain specified time period upon a notice period that varies based upon the stage of development. MorphoSys has the right to terminate the agreement if we challenge its patents. To the extent that we terminate for convenience or MorphoSys terminates for our material breach, bankruptcy, insolvency or patent challenge, among other things, all licenses and rights granted by MorphoSys to us will automatically terminate and the licenses and rights granted by us to MorphoSys will survive. In the event of such termination, we must also grant to MorphoSys an exclusive, royalty-bearing, sublicensable license under certain of our intellectual property relating to the licensed product to exploit MOR202/TJ202 for any human therapeutic or diagnostic purpose in Greater China.

Assignment and License Agreement with Genexine (Eftansomatropin)

In October 2015, I-Mab Bio-tech Tianjin Co., Ltd., known as Tasgen Bio-tech (Tianjin) Co., Ltd. at the time (which subsequently became our subsidiary following the Acquisition) (“I-Mab Tianjin”), entered into an intellectual property assignment and license agreement with Genexine, Inc. (“Genexine”), further amended in December 2017, with respect to four licensed products, namely GX-H9 (TJ101), GX-G3 (TJ102), GX-G8 and GX-P2 and one assigned product, GX-G6 (TJ103). Under this agreement, Genexine (i) granted to I-Mab Tianjin an exclusive, non-transferable, sublicensable license to use and otherwise exploit certain intellectual property to engage in pre-clinical and clinical development, manufacturing, sale and distribution of the above-mentioned licensed products for (A) the treatment of any disease with respect to GX-H9 and GX-G3 in China (which, for clarity excludes, Hong Kong, Macau and Taiwan), (B) the treatment of chemically induced diarrhea, with respect to GX-G8 anywhere in the world and (C) the treatment of rheumatoid arthritis and lupus (not including psoriasis) with respect to GX-P2 anywhere in the world and further (ii) assigned to I-Mab Tianjin a certain Chinese patent and related know-how related to the assigned product (TJ103) and granted I-Mab Tianjin an exclusive license to exploit the assigned intellectual property to engage in pre-clinical and clinical development, manufacturing, sale and distribution of the assigned product (TJ103) for the treatment of any disease in China (which, for clarity, excludes Hong Kong, Macau and Taiwan). I-Mab Tianjin will also receive an exclusive license to any improvements that Genexine develops or acquires related to any of the aforementioned products.

Under this agreement, I-Mab Tianjin paid an aggregate upfront license fee of US$13.0 million in relation to the patents, patent applications, know-how, data and information in connection with the four licensed products and a purchase fee of US$7.0 million in connection with the assigned product (TJ103). I-Mab Tianjin also agreed to make certain milestone payments, including milestone payments in the aggregate amount of US$40.0 million for GX-H9, US$25.0 million for TJ103 and US$15.0 million for GX-G3, conditioned upon the achievement of certain net sales targets. As of the date of this prospectus supplement, we have made upfront license payment of US$0.1 million and milestone payments of US$0.9 million to Genexine.

The term of this agreement is 30 years unless terminated earlier in accordance with the terms thereof. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency, in the event of force majeure or a PRC regulatory requirement to make material alteration or modification to the contractual rights or obligations of this agreement which has the effect of preventing the parties from achieving their business objectives, or upon the termination of a certain subscription agreement or a certain joint venture agreement entered into by I-Mab Tianjin and Genexine in October 2015 (provided that the termination of such subscription agreement or joint venture agreement was not due to the material breach of the party electing to terminate this agreement). Genexine has the right to terminate the agreement if we fail to use commercially reasonable efforts to obtain regulatory approvals for commercializing the licensed product in the agreed period due to our own fault or if we cease to pursue clinical development or product registration or to conduct licensed activities on a reasonable scale as approved by our board of directors. During the term of this agreement, if I-Mab Tianjin develops or acquires any improvement, modification or alteration to the licensed products, I-Mab Tianjin will become the sole legal owner of such improvements, modifications and alterations and has full power, right and authority to grant licenses or transfer ownership of the same. I-Mab Tianjin is required to promptly notify Genexine in writing giving details of any such improvements, modifications or alterations and provide Genexine with such explanations or trainings to enable Genexine to legally and effectively use the same. Additionally, I-Mab Tianjin shall grant to Genexine a fully paid up, royalty-free, exclusive license to use any such improvements, modifications and alterations anywhere outside of the territory for which I-Mab Tianjin is licensed under this agreement.

Licensing Agreement with Genexine (GX-I7/TJ107)

In December 2017, we entered into an intellectual property license agreement with Genexine with respect to GX-I7, a long-acting IL-7 cytokine. Under this agreement, Genexine granted to us an exclusive, sublicensable and transferable license to use and otherwise exploit certain intellectual property (including improvements subsequently developed or acquired by Genexine) in connection with the pre-clinical and clinical development, manufacturing, sale and distribution of GX-I7 to treat cancers in the field of oncology in China, Hong Kong, Macau and Taiwan.

Under this agreement, we paid an upfront license fee of US$12.0 million to Genexine. We also agreed to make milestone payments in the aggregate amount of US$23.0 million, conditioned upon the achievement of certain development milestones, including completion of Phase 2 and Phase 3 clinical studies and NDA or BLA approval in any of China, Hong Kong, Macau or Taiwan.

Further, we agreed to make milestone payments in the aggregate amount of US$525.0 million, conditioned upon the achievement of certain cumulative net sales of GX-I7 up to US$2,000 million. We also are required to pay Genexine a low-single-digit percentage royalty in respect of the total annual net sales of GX-I7. The aforesaid milestones and royalties (other than the upfront payment) will be reduced by 50% following the entry of a generic version of GX-I7 in China, Hong Kong, Macau and Taiwan without the consent or authorization of us or any of our sublicensees. As of the date of this prospectus supplement, no milestone payments or royalties are due under this agreement.

Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of (i) the expiry of the last to expire patent of the licensed intellectual property that includes a valid claim for China, Hong Kong, Macau or Taiwan and that covers the composition of GX-I7; and (ii) 15 years from the date of the first commercial sale of GX-I7. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency, in the event of force majeure or regulatory requirement to make material alteration or modification to the contractual rights or obligations of this agreement which has the effect of preventing the parties from achieving their business objectives, or by mutual agreement of both parties. Genexine has the right to terminate the agreement if we fail to use commercially reasonable efforts to obtain regulatory approvals or other registrations necessary for commercializing the licensed product in the agreed period due to our fault or if we cease to pursue clinical development or product registration or to conduct licensed activities on a reasonable scale as agreed (“Development and Commercialization Termination Events”). Such Development and Commercialization Termination Events expressly include our failure to reach certain development milestones or commercially launch the licensed product in the agreed period. To the extent that we terminate as a result of a regulatory requirement to make material alteration or modification to the contractual rights or obligations of this agreement or Genexine terminates for our material breach, bankruptcy or insolvency, force majeure, or the Development and Commercialization Termination Events, we cannot develop, manufacture, market, promote, sell, offer for sale, distribute or otherwise make available any competing product for a certain period after such termination.

During the term of this agreement, if we develop or acquire any improvement, modification or alteration to the licensed product, we will own such improvements, modifications or alterations and provide Genexine details thereof, whether patentable or not. Additionally, we shall grant to Genexine a fully paid up, royalty-free, exclusive license (with a right to sublicense) to use any such improvements, modifications or alterations anywhere outside of China, Hong Kong, Macau and Taiwan.

In May 2020, we and Genexine entered into an amendment to this agreement, whereby both parties desire to establish a collaboration on TJ107 GBM Study in Greater China. Under the terms of the expanded collaboration, we will be mainly responsible for using commercially reasonable efforts to conduct the Phase 2 GBM clinical trial in Greater China, and Genexine will share the development strategies, data and costs for success of this clinical trial. As of September 30, 2020, the costs incurred for the development of this new indication was immaterial and had no material impact to our unaudited interim condensed consolidated financial statements for the first nine months ended September 30, 2020.

Licensing Agreement with Ferring (Olamkicept)

In November 2016, we entered into a license and sublicense agreement with Ferring International Center SA (“Ferring”) with respect to (i) FE301, an interleukin-6 inhibitor, and (ii) all pharmaceutical formulations in finished packaged form containing FE301 covered by certain patents or patent applications. Under this agreement, Ferring granted to us an exclusive, sublicensable license (excluding any non-exclusive license that Ferring granted to Conaris Research Institute AG under a licensing agreement entered into in November 2008) under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in China, Hong Kong, Macau, Taiwan and South Korea. We also have an option to receive an exclusive, sublicensable license under certain Ferring intellectual property to research, develop, make, have made, import, use, sell and offer to sell FE301 (and the licensed products containing FE301) in the countries in North America, the European Union and Japan that are mutually agreed upon by the parties.

We are required to use commercially reasonable efforts to obtain approval of FE301 and to promote, market, distribute and sell it in China, Hong Kong, Macau, Taiwan, and South Korea. Such activities are to be at our own cost and expense.

Under this agreement, we paid to Ferring an upfront license fee of US$2.0 million. We also agreed to make milestone payments to Ferring, in the aggregate amount of US$14.5 million, conditioned on the achievement of certain development milestones in the licensed territory, including completion of Phase 1b and Phase 2a clinical studies and the submission and approval of the new drug application. Further, if we exercise our option to receive a license in any of the mutually agreed upon countries in North America, the European Union and Japan, we are required to pay to Ferring an additional US$3.0 million as an upfront license fee (upon the exercise of the option), and milestone fees up to the aggregate amount of US$30.0 million, conditioned upon the licensed product achieving certain development milestones in certain countries in the option territory. As of the date of this prospectus supplement, no milestone payments are due under this agreement.

In addition, we agreed to pay Ferring tiered royalties ranging from the mid-single-digit to high-single-digit percentages of annual net sales for countries in China, Hong Kong, Macau, Taiwan, and South Korea, and from the high-single-digits to 10% of annual net sales for the mutually agreed upon countries in North America, the European Union and Japan. To date, we have not paid any royalties to Ferring.

The royalty term commences with the first commercial sale of the licensed product in the relevant country and ends upon the later of (i) 15 years from the date of launch, and (ii) the expiry of the last to expire patent of Ferring that includes a valid claim covering the development, making, using or selling of the licensed compound or licensed product in the licensed territory and/or option territory. Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect until the later of the expiry of the royalty term, and the first date on which we are not conducting any necessary and outstanding clinical study with respect to the licensed product or seeking to obtain any necessary and pending regulatory approval for the licensed product, if applicable. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, in the event that the original licensor terminates its license to Ferring governing any of the intellectual property sublicensed to us under this agreement, Ferring has the right to terminate this agreement with respect to such sublicenses in which case both parties will discuss in good faith how to resolve and mitigate to mutual satisfaction. To the extent that Ferring terminates for our material breach, bankruptcy or insolvency, among other things, all licenses and rights granted by Ferring to us will automatically terminate and the licenses and rights we granted to Ferring will survive and automatically become irrevocable with the right to sublicense.

During the term of the licensing agreement, if we develop or acquire any improvement, modification, enhancement or addition to the licensed product, we will own and retain all rights, title and interest therein, and grant to Ferring a non-exclusive, fully paid, royalty-free, worldwide license thereto.

License and Collaboration Agreement with MacroGenics (enoblituzumab)

In July 2019, we entered into a license and collaboration agreement with MacroGenics, Inc. for development and commercialization of an Fc-optimized antibody known as enoblituzumab that targets B7-H3, including in combination with other agents, such as the anti-PD-1 antibody known as MGA012, in the People’s Republic of China, Hong Kong, Macau and Taiwan.

Under this agreement, MacroGenics granted to us an exclusive, sublicensable, royalty-bearing license to MacroGenics’ patents and know-how to develop and commercialize the enoblituzumab product, and a combination regimen of enoblituzumab and MGA012, in Greater China during the term of the agreement.

In exchange for these rights, in addition to certain financial consideration, we grant to MacroGenics a royalty-free, sublicensable, license outside of Greater China, to our patents and know-how that are related to the enoblituzumab product or useful or necessary for MacroGenics to develop or commercialize the enoblituzumab product or a product containing MGA012, and combinations thereof. The license is (i) non-exclusive with respect to the enoblituzumab product, and (ii) exclusive with regard to MGA012.

Unless prohibited by applicable laws and regulations, which include all international, national, federal, state, regional, provincial, municipal and local government laws, rules, and regulations that apply to either us or

MacroGenics or to the conduct of the collaboration under this agreement (including Good Manufacturing Practice, Good Clinical Practices, General Biological Products Standards, and the laws, rules and regulations of the International Conference on Harmonisation, the United States, China, Hong Kong, Macau, and Taiwan, each as may be then in effect, as applicable and amended from time to time), we will co-own all clinical data generated pursuant to this agreement in any clinical trial conducted solely in Greater China, and, to the extent that such joint ownership is not legally permitted, MacroGenics will be the sole and exclusive owner of such clinical data. MacroGenics will solely and exclusively own all other clinical data generated pursuant to this agreement. We are not aware of any applicable laws or regulations that would prohibit us from jointly owning such clinical data and, to our knowledge, we currently qualify for such joint ownership with MacroGenics under this agreement.

Pursuant to this agreement, we paid MacroGenics an upfront payment of US$15.0 million. We also agreed to pay MacroGenics development and regulatory milestone fees of up to US$135.0 million and tiered double-digit royalties (ranging from mid-teens to twenty percent) based on annual net sales in the territories. As of the date of this prospectus supplement, no milestone payments or royalties are due under this agreement.

We are responsible for, and must use commercially reasonable efforts, to develop and commercialize the enoblituzumab product (which includes the enoblituzumab product in combination with MGA012) in Greater China. This includes conducting all clinical studies required for approval, participating in a planned, global Phase 3 trial (or another mutually agreeable global clinical trial) of the enoblituzumab combination product, the conduct of at least two Phase 2 or Phase 3 trials each targeting B7-H3 expressing patient populations, and submissions to regulatory authorities in Greater China. MacroGenics is responsible for, and must use commercially reasonable efforts to, develop and commercialize the enoblituzumab product (which includes the enoblituzumab product in combination with MGA012) in the rest of the world.

We are responsible for all development costs in Greater China. MacroGenics is responsible for all development costs in the rest of the world, except that we are responsible for 20% of the costs incurred in (i) activities supporting global clinical trials in which we participate, (ii) certain CMC activities for material intended to be used in clinical trials in Greater China, and (iii) companion diagnostic development and validation for indications being studied in Greater China.

Unless terminated earlier in accordance with the terms thereof, this agreement will remain in effect, on a country-by-country and region-by-region basis, until the later of (i) the twelfth (12th) anniversary of the first commercial sale of an enoblituzumab product in such country or region, (ii) the expiration of the last-to-expire MacroGenics patent licensed under this agreement, which will occur in October 2036, and (iii) the expiration of the latest data exclusivity period for the enoblituzumab product in such country or region. Since there is currently no data exclusivity protection period in China, Hong Kong, Macau or Taiwan, this agreement will remain in effect until the later of clauses (i) and (ii). This agreement may be terminated by either party for the other party’s uncured material breach, safety reasons or force majeure. In addition, we have the right to terminate the agreement for convenience at any time after a certain specified time period upon advance notice to MacroGenics. MacroGenics has the right to terminate the agreement if we challenge its patents. To the extent that we terminate for convenience or MacroGenics terminates for our material breach, patent challenge or safety reasons, all licenses and rights granted by MacroGenics to us will automatically terminate and the licenses and rights granted by us to MacroGenics will survive and automatically become exclusive and worldwide. To the extent that we terminate for MacroGenics’ material breach or safety reasons, among other things, all licenses and rights granted by MacroGenics to us will automatically terminate. The licenses and rights granted by us to MacroGenics will also automatically terminate to the extent we terminate for MacroGenics’ material breach. To the extent we terminate for safety reasons, such licenses and rights will terminate only with respect to the licensed territory and will otherwise survive outside the licensed territory.

Other In-Licensing Arrangements

In November 2018, we entered into a license and collaboration agreement with MorphoSys for MorphoSys’s proprietary antibody (MOR210/TJ210) directed against C5aR (the “C5aR Agreement”). Under this agreement, MorphoSys granted to us an exclusive, royalty-bearing license to explore, develop and commercialize MOR210/TJ210 in Greater China and South Korea. I-Mab will perform and fund all global development activities related to the development of MOR210/TJ210 in Greater China and South Korea, including all relevant clinical trials (including in the U.S. and China) and all development activities required for IND filing in the U.S. as well as CMC development of manufacturing processes. As of the date of this prospectus supplement, we have made an upfront payment of US$3.5 million and milestone payment of US$1 million to MorphoSys. No other milestone payments or royalties are due under this agreement. MorphoSys retains rights in respect of development and commercialization of MOR210/TJ210 in the rest of the world. Additionally, MorphoSys maintains the right to conduct activities in Greater China and South Korea that enable MorphoSys to exploit MOR210/TJ210 outside of those countries. Pursuant to the C5aR Agreement, we are required to use commercially reasonable efforts as we develop and commercialize MOR210/TJ210 in Greater China and South Korea. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. In addition, we have the right to terminate the agreement for convenience at any time after a certain specified time period upon a notice period that varies based upon the stage of development and for safety reasons. MorphoSys has the right to terminate the agreement if we challenge its patents. To the extent that we terminate for convenience or MorphoSys terminates for our material breach, bankruptcy, insolvency or patent challenge, among other things, all licenses and rights granted by MorphoSys to us will automatically terminate and the licenses and rights granted by us to MorphoSys will survive. In the event of such termination, in addition to other obligations, we must grant to MorphoSys an exclusive, royalty-bearing, sublicensable license under certain of our intellectual property relating to the licensed product to exploit MOR210/TJ210 in Greater China and South Korea.

B. Out-Licensing Arrangements

License and Collaboration Agreement with AbbVie

In September 2020, we, through our subsidiaries I-Mab Biopharma Co., Ltd. and I-Mab Biopharma US Limited, entered into a license and collaboration agreement with AbbVie Ireland Unlimited Company (“AbbVie”) for the development and commercialization of certain compounds and products that target CD47, including lemzoparlimab (which targets a unique epitope of CD47).

Under this agreement, we grant AbbVie an exclusive, royalty-bearing, sublicensable license to develop, manufacture and commercialize the licensed compounds and products (but excluding products that are directed to both a CD47 epitope that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47 target) anywhere in the world outside of Mainland China, Hong Kong and Macau, and to conduct development and manufacturing activities in Mainland China, Hong Kong and Macau to further AbbVie’s commercialization of the licensed products outside of Mainland China, Hong Kong and Macau, except that, with respect to products containing either our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound, AbbVie will not develop, manufacture or commercialize such products until the parties come to financial terms on such products following AbbVie’s exercise of its rights of first negotiation. We have granted AbbVie a license and cannot commercialize products containing our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. We also grant AbbVie a co-exclusive, royalty-bearing, sublicensable license to develop, manufacture and commercialize licensed compounds and products that are directed to both a CD47 epitope that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47 target (excluding such compounds and products that have been developed by us) anywhere in the world.

Under this agreement, AbbVie grants us an exclusive, royalty-free, sublicensable license under its technology and any joint technology developed under this agreement to clinically develop and commercialize in Mainland China, Hong Kong and Macau certain of the licensed compounds and products that (1) only target CD47, including lemzoparlimab, and (2) to the extent AbbVie exercises its rights of first negotiation for such licensed compounds and products, consist of our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound.

We are responsible for conducting certain initial development activities, at our cost and expense, following which AbbVie assumes the responsibility and costs for all development, manufacture and commercialization activities of the licensed compounds and products outside of Mainland China, Hong Kong and Macau. Under this agreement, AbbVie is required to use commercially reasonable efforts to develop, seek and obtain approval of, and commercialize at least one licensed product in at least two indications in the United States and at least three of the United Kingdom, France, Germany, Italy and Spain.

We are responsible for the development and commercialization of the licensed compounds and products in Mainland China, Hong Kong and Macau. We are required to use commercially reasonable efforts to develop, seek and obtain approval of, and commercialize at least one licensed product in at least two indications in the PRC.

During the term of the Agreement, we are not permitted to develop, manufacture or commercialize a compound or product that is directed (1) solely to CD47 or (2) to an epitope that is the same or substantially similar to the epitope targeted by lemzoparlimab, and AbbVie is not permitted to market a monoclonal antibody that is solely directed to a CD47 epitope that is the same or substantially similar to the epitope targeted by lemzoparlimab for an indication in any country where the licensed product has received regulatory approval for such indication. Additionally, during the first five (5) years after the first commercial sale of a licensed product outside of Mainland China, Hong Kong and Macau, AbbVie will not market any monoclonal antibody solely directed to CD47 for an indication in any country where the licensed product has received regulatory approval for such indication in such country. AbbVie’s exclusivity restrictions will not prevent it from marketing an antibody that demonstrates additive or synergistic effects in combination with a licensed product, or an improvement on a licensed product based on improved efficacy or safety data.

Under this agreement, we and AbbVie formed a joint governance committee that consists of three representatives from each of us. The joint governance committee will oversee and coordinate the development of the licensed compounds and products in both of our territories, including the review and approval of each of our respective development plans, the review and approval of clinical trials and commercialization in Mainland China, Hong Kong and Macau, and discussing commercialization strategies in each of our territories. The joint governance committee may create working groups as it deems appropriate.

Under this agreement, AbbVie has paid us an upfront payment of US$180 million and, in connection with recently released clinical data from our Phase 1 trial of lemzoparlimab in the United States, we expect to be paid a first milestone payment of US$20 million. Based on the achievement of certain clinical development and regulatory milestones, including first commercial sales in various markets, we may earn additional milestone payments of up to US$840 million. Further, based on the achievement of certain sales-related milestones, we may earn additional milestone payments of up to US$900 million. In addition to the upfront and milestone payments that we may earn, we may also earn tiered royalties consisting of low double-digit percentages of global net sales.

We will not owe any milestone payments for our development or commercialization in Mainland China, Hong Kong and Macau, but we are required to pay AbbVie tiered royalties in the mid- single-digit percentages of net sales of licensed products in those countries.

Under this agreement, we grant AbbVie several rights of first negotiation with respect to our products, including a right of first negotiation to exercise its right to products containing either our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound outside of Mainland China, Hong Kong and Macau. This right of first negotiation is exercisable following completion of preclinical activities sufficient to initiate IND-enabling, GLP-conforming animal toxicology studies, and if AbbVie exercises this right, the parties shall negotiate an amendment to allow AbbVie to develop, manufacture and commercialize that product in exchange for additional regulatory and sales milestones that could equal or exceed US$500 million plus royalty payments.

We also grant AbbVie other rights of first negotiation for rights to commercialize: (1) our preclinical CD47-PDL1 compound or our preclinical CD47-GMCSF compound in Mainland China, Hong Kong and Macau; (2) our multi-specific or bi-specific licensed compounds that contain a targeting moiety that is directed to both an epitope on CD47 that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47 target, as well as any products containing such compounds anywhere in the world; and (3) each licensed product that contains a licensed compound as its sole active ingredient that is directed solely to CD47 in Mainland China, Hong Kong and Macau.

AbbVie grants us a right of first negotiation for rights to: (1) commercialize its multi-specific or bi-specific compounds that contain a targeting moiety that is directed to both an epitope on CD47 that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47 target, as well as any products containing such compounds in Mainland China, Hong Kong and Macau; and (2) develop and commercialize licensed compounds as part of combination products (other than products that contain a licensed compound directed against both an epitope on CD47 that is not the same or substantially similar to the epitope targeted by lemzoparlimab and a non-CD47 target) in Mainland China, Hong Kong and Macau.

This agreement may be terminated by either party in the event of an uncured material breach. If the material breach and failure to cure is by AbbVie with respect to some countries, but not others, we have the right to terminate this agreement solely with respect to the countries to which the breach relates. If the material breach and failure to cure is by us with respect to our obligations in Mainland China, Hong Kong and Macau, AbbVie will have the right to reduce payments to us by a certain percentage.

AbbVie has certain termination rights if it determines not to continue development and commercialization based on documented safety concerns. AbbVie may also terminate this agreement in part or in whole for convenience following prior written notice of a certain period. AbbVie may also terminate this agreement immediately following certain breaches by us of anti-bribery and anti-corruption laws. AbbVie also has termination rights related to the approval process under the Hart-Scott-Rodino Antitrust Improvements Act. If we stop material clinical development and commercialization activities in Mainland China, Hong Kong and Macau without justification, AbbVie may reduce any royalties that would have been due to us by a certain percentage.

If AbbVie stops material clinical development and commercialization activities without justification for a period of time, we may terminate this agreement. We also have certain termination rights if AbbVie or its affiliates challenge our patents related to the licensed products.

Licensing Agreement with ABL Bio

In July 2018, we entered into a license and collaboration agreement with ABL Bio (the “ABL Bio License”), as amended from time to time. Under the ABL Bio License, we granted to ABL Bio exclusive, worldwide (excluding Greater China), royalty-bearing rights to develop and commercialize a bispecific antibody (the “BsAb”) using certain of our monoclonal antibody sequences. ABL Bio has developed expertise in the area of bispecific antibodies for cancer treatment and has developed proprietary intellectual property around the BsAb technology, and the license allows ABL Bio to further develop and commercialize the BsAb based on monoclonal antibodies licensed from us under the ABL Bio License. ABL Bio granted to us an exclusive, royalty-free, sublicensable license under its interest in the BsAb and related know-how (including improvements thereto) to exploit the licensed BsAb in Greater China.

Under the ABL Bio License, we and ABL Bio each are responsible for using commercially reasonable efforts to develop the licensed products through the completion of in vivo studies, and ABL Bio is responsible for using commercially reasonable efforts thereafter. We agreed to split costs fifty-fifty (50:50) with ABL Bio through the completion of in vivo studies, with ABL Bio responsible for all costs and activities following that time. ABL Bio is responsible for all development and commercialization activities, subject to our input through a joint committee comprised of an equal number of our and ABL Bio’s representatives (though ABL Bio has final decision-making authority).

In consideration of the license, ABL Bio paid us an upfront fee of US$2.5 million and agrees to make milestone payments in the aggregate amount of US$97.5 million conditioned upon achieving certain clinical development and sales milestones. Further, ABL Bio agreed to pay us royalties at mid-single-digit percentages in respect of the total annual net sales of the licensed BsAb product.

In addition, ABL Bio granted to us an exclusive, royalty-free, sublicensable license to use its BsAb technology solely to exploit the licensed BsAb product for all indications in Greater China.

We also agreed that, during the term of the ABL Bio License, neither we nor ABL Bio would develop independently from the other a bispecific antibody that uses the same pair of antibodies as the bispecific antibody molecules created under the ABL Bio License.

The ABL Bio License will continue to be in effect until expiration of the last payment obligation thereunder, unless earlier terminated according to its terms. The ABL Bio License may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. In addition, after a certain specified time period, ABL Bio may terminate the ABL Bio License upon a notice period that varies based upon the stage of development.

Upon expiration (but not termination) of the ABL Bio License, we and ABL Bio will each retain our respective licenses granted under the ABL Bio License. If the ABL Bio License is terminated pursuant to ABL Bio’s right to terminate at will or due to ABL Bio’s material breach, all rights and obligations (including all licenses granted) shall terminate and upon our request, we and ABL Bio will negotiate in good faith regarding our takeover of the exploitation of the BsAb product outside of Greater China in exchange for reasonable compensation. Such negotiation will include, among other things, ABL Bio’s assignment of assets related to the licensed BsAb product and the continuation of the licenses granted to us under the ABL Bio License.

Licensing Agreement with CSPC Entity

In December 2018, we entered into a product development agreement (the “CSPC Agreement”) with an entity controlled by CSPC Pharmaceutical Group Limited (01093.HK) (“CSPC entity”). Under the CSPC Agreement, we granted to CSPC entity exclusive, non-transferable, non-irrevocable and sublicensable rights under our patent rights in China to develop and commercialize TJ103 for treating type 2 diabetes mellitus and any other potential therapeutic applications. CSPC entity’s right to sublicense is conditioned on our prior written consent, which we cannot unreasonably withhold, other than sublicense to CSPC entity’s affiliates. CSPC entity is a comprehensive pharmaceutical and drug manufacturing company, with an increasing focus on its research and development of new products focusing the therapeutic area of oncology, among others.

Under the CSPC Agreement, CSPC entity is responsible for using commercially reasonable efforts to develop, obtain market approval and commercialize the licensed products, while we are responsible for using commercially reasonable efforts to transfer the manufacturing technology of the licensed products to CSPC entity and assist or guide CSPC entity in the continued optimization of such manufacturing technology thereafter. CSPC entity has final decision-making authority with respect to product development (though the research plan shall be jointly developed by both parties and any changes to the plan shall be discussed and approved by the joint development committee) and commercialization.

We also agreed that, during the term of the CSPC Agreement, we shall not develop, either for ourselves or for third parties, any other hyFc platform technology-based long-acting recombinant GLP-1 Fc fusion proteins that may be in a competitive position with TJ103.

In consideration of the license, CSPC entity paid us an upfront fee of RMB15.0 million and agreed to make milestone payments in an aggregate amount of RMB135.0 million conditioned upon achieving certain clinical development and regulatory approval milestones, including completion of Phase 2 and Phase 3 clinical studies and obtaining NDA approval or market approval. Further, we will also be entitled to tiered royalties ranging from mid-single-digit percentages to 10 percent in respect of the total annual net sales of the products after their commercialization in China. The royalty term shall terminate at the later of: (i) the expiry date of the underlying patents of the licensed products with application numbers 201410851771.1 and 201580071643.8 (final grant of rights requested relating to GLP-1) in China, whichever is later; and (ii) the ten-year anniversary of the initial commercialization of the product developed under the CSPC Agreement. We expect any patents that may issue under the aforementioned patent application numbers 201410851771.1 and 201580071643.8 will expire between 2034 and 2035, before taking into account any extension that may be obtained through patent term extensions or adjustments, or term reduction due to filing of terminal disclaimers.

Unless terminated earlier in accordance with the terms thereof, the CSPC Agreement will remain in effect until the termination of the royalty term. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency or force majeure. We have the right to terminate the agreement if CSPC entity fails to use commercially reasonable efforts to obtain regulatory approvals for commercializing the licensed product in the period stipulated by its board of directors due to its own fault or if CSPC entity ceases to pursue clinical development or product registration as determined by its board of directors. CSPC entity has the right to terminate the agreement if we fail to resolve certain intellectual property disputes relating to TJ103 within six months after signing.

During the term of the CSPC Agreement, CSPC entity shall have exclusive, royalty-free rights in China to any work product generated by us, and be responsible for any patent application and maintenance costs of such work product. CSPC entity shall have all rights to any work product generated by itself under the CSPC Agreement.

Other Out-Licensing Arrangements

In April 2017, our subsidiary I-Mab Shanghai entered into a technology transfer agreement (the “HDYM License”) with Ningbo Hou De Yi Min Information Technology Co., Ltd. (“HDYM”) and Hangzhou HealSun Biopharm Co., Ltd. (“HealSun”) with respect to PD-L1 humanized monoclonal antibodies. HealSun is a portfolio company of Lepu Biotech (乐普生物). Under the HDYM License, I-Mab Shanghai agreed to grant to HDYM exclusive (even to I-Mab Shanghai itself), worldwide and sublicensable rights to develop, manufacture, have manufactured, use, sell, have sold, import, or otherwise exploit certain PD-L1 related patents, patent applications, know-hows, data and information of I-Mab Shanghai, relevant cell lines as well as any PD-L1 monoclonal antibody arising from such cell lines for the treatment of diseases. Further, I-Mab Shanghai and its cooperative party HealSun agreed to provide subsequent research and development services on such intellectual property to HDYM, including the selection and examination of innovative PD-L1 humanized monoclonal antibodies, cultivation and selection of stable cell lines, establishment of cell bank, research and development of manufacturing processes and preparation of samples, toxicological and pharmacological testing, pre-clinical pharmaceutical experiment report drafting, and application for and registration of clinical trials. If any party breaches the agreement and fails to cure, the non-breaching parties may terminate this agreement. In addition, in the event that the development of the licensed product encounters insurmountable technical difficulties, this agreement may be terminated by mutual agreement of all parties. To the extent that the agreement is terminated for HDYM’s breach, all licenses and rights granted by us to HDYM will automatically terminate and be re-assigned to us. To the extent that the agreement is terminated due to material difficulty, HDYM will have all rights to dispose of any development data and technology held by HealSun and us under this agreement and neither HealSun or us may use such development data and technology without HDYM’s consent.

In March 2020, we entered into a strategic partnership with Kalbe Genexine Biologics (“KG”), a joint venture of Kalbe Farma Tbk (“Kalbe”) and Genexine. Under the terms of the agreement, KG will receive a right of first negotiation for an exclusive license for the commercialization of two I-Mab-discovered product candidates: uliledlimab, a highly differentiated anti-CD73 antibody in Phase 1 development for advanced solid tumors, and an I-Mab product candidate to be agreed upon by both parties. With the agreement, KG will have a right of first negotiation for exclusive rights to commercialize these two product candidates in the ASEAN (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam) and MENA (Algeria, Bahrain, Djibouti, Egypt, Israel, Jordan, Kuwait, Lebanon, Malta, Morocco, Oman, Qatar, Saudi Arabia, Tunisia, United Arab Emirates, and Palestine) regions, as well as Sri Lanka. If and when we and KG enter into the definitive licensing agreement for uliledlimab, we will be eligible to receive from KG an aggregate amount of up to approximately $340 million, including an upfront payment and subsequent payments conditional upon achieving certain development and commercial milestones. KG will pay us tiered royalties in the low to mid-teen percentages on net sales from the ASEAN and MENA regions, as well as Sri Lanka.

C. Collaboration Arrangements

In July 2018, we entered into a collaboration agreement with ABL Bio whereby both parties agreed to collaborate to develop three PD-L1-based bispecific antibodies by using ABL Bio’s proprietary BsAb technology and commercialize them in their respective territories, which, collectively, include the PRC, Hong Kong, Macau, Taiwan and South Korea, and other territories throughout the rest of the world if both parties agree to do so in such other territories during the performance of the agreement. This agreement may be terminated by either party for the other party’s uncured material breach or in the event that the other party challenges its patents. Also, if a party encounters insurmountable technical difficulties and risks, which cannot be resolved by such party within a certain period thereafter despite all reasonable efforts, such party will have the right to terminate this agreement and will no longer have the right to develop the licensed product. As of the date of this prospectus supplement, ABL Bio has paid US$2.5 million upfront payment to us.

In September 2018, we entered into a collaboration and platform technology license agreement with WuXi Biologics Ireland Limited (“WuXi Biologics”), whereby both parties agreed to collaborate in the research and development of at least three bispecific antibodies for our company to commercialize them worldwide. Such bispecific antibodies shall be created using our proprietary monoclonal antibodies and WuXi Biologics’ proprietary WuXiBody platform technology for generating bispecific antibodies, shall be developed and manufactured through the exclusive service of WuXi Biologics. This agreement may be terminated by either party for the other party’s uncured material breach, bankruptcy or insolvency. WuXi Biologics has the right to terminate this agreement if we challenge its patents. We have the right to terminate this agreement if we decide to end the development and commercialization of the licensed product in the licensed territory due to scientific, technical, or commercial reasons. As of the date of this prospectus supplement, we have made an up-front payment of US$1.0 million to Wuxi Biologics and no milestone payments or royalties are due under this agreement. In April 2019, we extended our existing partnership with WuXi Biologics (Shanghai) Co., Ltd. (“WuXi Biologics Shanghai”). We entered into a long-term, strategic collaboration agreement with WuXi Biologics Shanghai to facilitate the CMC development and GMP manufacturing of both clinical and commercial supplies of certain of our monoclonal and bispecific antibodies and fusion products, leveraging WuXi Biologics’ and its affiliates’ expertise in this area and supporting our pre-existing collaboration and platform technology license agreement with WuXi Biologics.

Competition

Our industry is highly competitive and subject to rapid and significant change. While we believe that our management’s research, development and commercialization experience provide us with competitive advantages, we face competition from global and China-based biopharmaceutical companies, including specialty pharmaceutical companies, generic drug companies, biologics drug companies, academic institutions, government agencies and research institutions.

For our Global Portfolio drug candidates, we expect to face competition from a broad range of global and local pharmaceutical companies. Many of our competitors have significantly greater financial, technical and human resources than we have, and mergers and acquisitions in the biopharmaceutical industry may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop or market products or other novel therapies that are more effective, safer or less costly than our current or future drug candidates, or obtain regulatory approval for their products more rapidly than we may obtain approval for our drug candidates.

Intellectual Property

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for our drug candidates and other commercially important products, technologies, inventions and know-how, as well as on our ability to defend and enforce our patents including any patent that we have or may issue from our patent applications, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of other parties.

As of September 30, 2020, our owned patent portfolio consists of (i) 11 issued patents, including four issued in the U.S., one issued in the PRC, three issued in Korea and three other jurisdictions; and (ii) 223 pending patent applications, including 12 PCT patent applications, 16 U.S. patent applications, 18 PRC patent applications and 177 patent applications in other jurisdictions. Our owned patents and patent applications primarily relate to the drug candidates in our Global Portfolio. Furthermore, as of September 30, 2020, we in-licensed the Greater China and Korea rights relating to (i) 22 issued patents, including 13 issued in the PRC, one issued in Korea, six issued in Hong Kong and two issued in Taiwan; and (ii) 34 pending patent applications, including five PCT patent applications, 10 PRC patent applications, 10 Hong Kong patent applications, six Taiwan patent applications, two Korean patent applications and one Macau patent application. The in-licensed patents and patent applications primarily relate to felzartamab, eftansomatropin, olamkicept, enoblituzumab and efineptakin alfa.

Felzartamab	As of September 30, 2020, we exclusively licensed from MorphoSys nine issued patents (including six issued in the PRC, two issued in Hong Kong and one issued in Taiwan) and 11 pending patent applications (including two PCT applications, two in the PRC and four in Hong Kong, two in Taiwan and one in Macau) relating to felzartamab. The licensed patents include composition of matter patents in China, Hong Kong and Taiwan. The patents (including patent applications if issued) in this portfolio are expected to expire between 2025 and 2040, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Eftansomatropin	As of September 30, 2020, we (i) exclusively licensed from Genexine two pending PRC patent applications directly relating to eftansomatropin and (ii) exclusively licensed from Genexine three issued patents in the PRC relating to a hyFc platform that develops eftansomatropin. The licensed patents include composition of matter patents in China. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2037, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Olamkicept	As of September 30, 2020, we exclusively licensed from Ferring two issued patents in the PRC and Korea relating to olamkicept and six patient applications in the PRC, Hong Kong and Korea relating to olamkicept. The licensed patents include composition of matter patents. These patents are expected to expire between 2027 and 2035, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Enoblituzumab	As of September 30, 2020, we exclusively licensed from MacroGenics six issued patents (including two issued in the PRC, three issued in Hong Kong and one issued in Taiwan) and eight pending patent applications (including two in the PRC, four in Hong Kong and two in Taiwan) relating to enoblituzumab. The patents (including patent applications if issued) in this portfolio are expected to expire between 2023 and 2036, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Efineptakin	As of September 30, 2020, we (i) exclusively licensed from Genexine one pending PRC patent application directly relating to efineptakin and (ii) exclusively license from Genexine three issued patents in the PRC relating to a hyFc platform that develops efineptakin. The patents (including patent applications if issued) in this portfolio are expected to expire between 2028 and 2036, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Plonmarlimab	As of September 30, 2020, we owned one PCT patent application that relates to plonmarlimab and it has entered national phases in China, the United States and 22 other jurisdictions. We expect that any patent that may issue under this application will expire in 2037, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

Lemzoparlimab	As of September 30, 2020, we owned two PCT patent application, one of which has entered national phases in the PRC, the United States and 24 other jurisdictions, and the other has entered national phase in the PRC. We expect that any patents that may issue under these applications will expire between 2037 and 2039, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.
Uliledlimab	As of September 30, 2020, we owned one PCT patent application and it has entered national phases in the PRC, the United States, and 23 other jurisdictions. We expect that any patent that may issue under this application will expire in 2038, before taking into account any extension that may be obtained through patent term extension or adjustment, or term reduction due to filing of terminal disclaimers.

The term of a patent depends upon the laws of the country in which it is issued. In most jurisdictions, a patent term is 20 years from the earliest filing date of a non-provisional patent application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to inventions are effective for twenty years, and utility models and designs are effective for ten years from the date of application. There are no patent term adjustments or patent term extensions available in the PRC for issued patents.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We seek to protect our proprietary information, in part, by executing confidentiality agreements with our partners, collaborators, scientific advisors, employees, consultants and other third parties, and invention assignment agreements with our consultants and employees. We have also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements we enter into are designed to protect our proprietary information and the agreements or clauses requiring assignment of inventions to us are designed to grant us ownership of technologies that are developed through our relationship with the respective counterparty. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes or that these agreements will afford us adequate protection of our intellectual property and proprietary information rights. If any of the partners, collaborators, scientific advisors, employees and consultants who are parties to these agreements breaches or violates the terms of any of these agreements or otherwise discloses our proprietary information, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result.

Additionally, as of September 30, 2020, we had (i) three registered trademarks in Hong Kong, 12 registered trademarks in the PRC, two registered trademarks in the United States, 45 trademark applications in the PRC and six trademark applications in the United States; (ii) 12 domain names in the PRC, including www.i-mabbiopharma.com, four domain names in Hong Kong and two domain names in the United States and (iii) 12 software copyrights in the PRC.

For more information on these and other risks related to intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Enterprise Social Responsibility

Having a positive impact on the communities in which we operate is an integral part of our business, and we maintain that as our core values. We aim to make a significant positive contribution to society around the world, through the transformational medicines that we research, develop, manufacture and sell. We are committed to reflecting ethical, social and environmental concerns in our business decisions. Our products must improve people’s lives and ensure a profitable and sustainable future for our business. We also understand that stakeholders, including employees, need to be reassured of the sound ethical basis for our business.

Our focus on making a contribution to improving healthcare and alleviating suffering is evidenced by our efforts on coping with the COVID-19 outbreak. We are initiating the development of plonmarlimab to treat cytokine storm in severe and critically ill patients caused by COVID-19. Cytokine storm is characterized by surge of high levels of circulating inflammatory cytokines and is an overreaction of the immune system in patients infected with SARS-CoV-2. Recent studies revealed that high levels of GM-CSF, along with a few other cytokines, are critically associated with severe clinical complications in COVID-19 patients. Research data provide the rationale to use plonmarlimab as a potential treatment for cytokine storm associated with COVID-19, because the antibody effectively neutralizes circulating GM-CSF to control acute inflammatory responses, and it may also exhibit potential advantages over conventional IL-6 antibodies. We received IND clearance from the FDA in April 2020, and our study commenced initially in the United States with plans to expand into other hardest-hit countries. Predefined safety assessment of the first part of the study was performed and the study is currently ongoing as a Phase 2 trial with potential to be a Phase 3 trial in patients with cytokine release syndrome associated with severe COVID-19. Data from part 1 of the study and review results of a data monitoring committee indicated that plonmarlimab is safe and well-tolerated in the severe COVID-19 patients in the study. Part 2 of the study will evaluate the efficacy, safety and cytokine levels is on-going. In addition, at the peak of the COVID-19 outbreak, we donated personal protective equipment and funds worth a total of RMB800 thousand to support medical personnel and hospitals in Wuhan. We also donated US$50 thousand to BayHelix, a non-profit organization focused on global life sciences and healthcare community, for the purpose of supporting relief of COVID-19 in the United States. Meanwhile, we took the health and safety of our employees as our top priority and have implemented company-wide self-protection policies for employees to either working remotely or onsite with protective masks and sanitization.

Manufacturing and Supply

Our manufacturing strategy for our drug candidates consists of two progressive steps, involving (i) using contract development and manufacturing organizations (“CDMOs”) and (ii) establishing our own capabilities and infrastructure, including a manufacturing facility. We believe that development of our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes and help us achieve better long-term margins.

We currently outsource the manufacturing of clinical trial material for our internally developed, IND enabling projects to leading CDMOs in China such as WuXi Biologics, and the manufacturing of clinical trial material for clinical stage projects which were in-licensed from our global partners to reputable global CDMOs, which have established track records for both clinical trial material supply and commercial material supply. We have assembled a seasoned internal team with deep experience in this area to drive and monitor this process. For contingency planning purposes, we have also established relationships with other CDMOs. We expect to continue our outsourcing relationships with contract manufacturers to meet the ongoing needs for the development of our drug candidates. We have framework agreements with these external service providers, under which they provide services to us on a project-by-project basis. We also monitor the manufacturing activities of clinical trial material at CDMO to ensure the compliance with local and international cGMP and applicable regulations. Currently, our contract manufacturers obtain raw materials and supplies for the manufacturing activities from multiple suppliers who we believe have sufficient capacity to meet our demands. We typically order materials and services on a purchase order basis. We also enter into long-term capacity or minimum supply arrangements with them.

We believe it is strategically important and advantageous that we own and control our GMP manufacturing process in order to ensure quality, secure production slots and maximize cost-effectiveness for clinical trial materials and commercial supplies. We intend to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a fully integrated biopharma company. We have taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The Hangzhou Facility targets to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by 2022 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023. Construction is expected to commence in April 2021 and ready for use by the end of 2023. The project will be financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing, I-Mab Hangzhou became an affiliate of us. We, through our wholly owned subsidiary and parties acting in concert, remain the majority shareholder of I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), the entity holding the Hangzhou Facility, and retain a managing role and take full control to build and operate the manufacturing facility. We plan to prioritize our therapeutic focus and resources on immuno-oncology in our global ambition to become a leading immuno-oncology company. This goal has been accelerated by our recent global strategic partnership with AbbVie and its commercialization plan for the initial oncology products. I-Mab Hangzhou is positioned to provide manufacturing capabilities for us, as well as the continued development of selected biologics assets that are unessential to our immuno-oncology focus, i.e. olamkicept, plonmarlimab (excluding cytokine release syndrome indications) and a few pre-clinical CMC-stage programs. We believe that this strategic alignment is necessary to maximize the pipeline value and balance the development risk for us.

R&D Governance

We have established robust governance regime for all stages of our research and development activities, through our internal discovery, CMC, pre-clinical and clinical development programs, and through product acquisition and in-licensing strategies. The research and development governance regime has enabled our senior management to continuously oversee and monitor our company’s research and development activities for complying with applicable laws, regulations, rules, guidelines and internal policies.

We have established various governance and decision-making committees, composed of senior representatives from the respective functional units to review, discuss and determine, for instance, whether a drug candidate molecule is qualified to move forward into the next stage or not, what data package is considered appropriate and compliant to be submitted to regulatory agencies and how clinical safety of our investigational drugs will be monitored and reported. These committees make decisions over the critical “checkpoints” of our research and development activities and include our (i) Science Committee, (ii) IND Scientific Advisory Committee, (iii) R&D Project/Program/Portfolio Governance, (iv) Medical Safety Council, (v) Safety Management Team, and (vi) Quality Committees.

Science Committee for Early Stage Research of Drug Candidates

Our Science Committee is composed of selected functional heads and members of the leadership, including Dr. Taylor B. Guo, Dr. Zheru Zhang, Dr. Joan Huaqiong Shen, Dr. Jane Meng, Yuan Meng, Dr. Weimin Tang, Dr. Chao Zhang and Dr. Zhengyi Wang, chaired by Dr. Taylor B. Guo. The Science Committee will collaborate with the management team to enhance our company’s research practices and assist management in evaluating scientific aspects of potential in-licensing opportunities, collaborations and new technologies that may bolster our pipeline and research and development capabilities. The Science Committee’s responsibilities include:

•	approving the target review package submitted by our discovery group;

•	providing governance on the quality and integrity of drug candidates, before entering into CMC process development;

•	examining the experimental data and scientific evidence supporting the drug candidate;

•	reviewing and making recommendations on our company’s resource allocation in further development; and

•	setting the direction for scientific and technical review of potential in-licensing opportunities.

Furthermore, our Corporate Compliance Function led by Mr. Thomas Song has taken a number of steps to review the integrity and reliability of the experimental data submitted with the selected drug candidate. The design, operation and monitoring of this data integrity program is integral to our quality control and assurance system, and is independent with respect to our research and development unit and Science Committee, to ensure the compliance with the principles of scientific data integrity, including controls over changes to, and deletions of source of data.

IND Scientific Advisory Committee for Drug Candidates Entering into Clinical Development Stage

Our IND Scientific Advisory Committee is composed of Dr. Joan Huaqiong Shen, Dr. Zheru Zhang and Dr. Jane Meng. The IND Scientific Advisory Committee is accountable for our IND application strategy and the data quality of our IND registration dossier before submission to the FDA, the NMPA and other comparable authorities. Our IND Scientific Advisory Committee advises the project team on policy matters and provides overall direction of new drug studies, and to that extent serves as a standing modality committee.

R&D Project/Program/Portfolio Governance (“IP3 Governance”)

Our IP3 Governance is composed of Dr. Joan Huaqiong Shen, Dr. Zheru Zhang and Dr. Chao Zhang, with Dr. Joan Huaqiong Shen serving as the chair. Our IP3 Governance is a decision-making body that assesses and approves research and development portfolio strategy and execution proposals from a multi-discipline perspective, with an integrated approach incorporating scientific, clinical and commercial considerations. Our IP3 Governance aims to ensure that the project, program and/or portfolio-related decisions are logical, robust and repeatable and that our investments in research and development activities is aligned with our vision and strategy. The IP3 Governance responsibilities include:

•	reviewing and determining the in-licensing and out-licensing strategic plan;

•

performing reviews on critical research and development stage gates, including clinical asset selection, GLP pharmacology and toxicology studies, FIH studies, clinical development and regulatory submission; and

•	reviewing product development strategy and monitoring project timeline and costs.

Medical Safety Council (“MSC”)

Our MSC is composed of selected research and development functional heads and Subject Matter Experts, including Yuan Meng, Dr. Joan Huaqiong Shen, Michelle Yang, Dr. Taylor B. Guo, Dr. Jane Meng, Dr. Claire Xu and Zhengsong Zhang, chaired by Yuan Meng, Head of Medical Office. Our MSC is the highest medical safety governance body engaged in setting standards for protecting the medical safety of patients and users of our products, and providing strategic direction in product vigilance and patient or user safety. The MSC’s responsibilities include:

•	establishing standards and policies, and identifying best practices related to medical safety;

•	providing oversight of all medical safety relevant activities, and overseeing the implementation of our company’s medical safety standard, as well as the outcomes of the periodic audits;

•	addressing safety information that could result in a significant change in the benefit-risk profile of our products; and

•	reviewing and approving FIH studies and any other issues with respect to the safety of human exposure during early development stage.

Safety Management Teams (“SMT”) for Product-Related Safety System

Our SMT is composed of representatives from each research and development function, including Yuan Meng, program lead, clinical physician (on program level), representatives of regulatory affairs (on program level), representatives of project management (on project level), external business partner (if applicable) and representatives of medical affairs (if applicable), chaired by Yuan Meng. The SMT is a product-based, cross-functional collaborative team responsible for the review and evaluation of medical safety data arising from any source throughout the product lifecycle. Our SMT performs assessments to identify changes in safety profiles or potential safety signals. Based on these safety evaluations, the SMT will determine the appropriate safety-related actions to be taken with respect to the product based on its benefit-risk profile for subjects in clinical trials and for patients treated with the marketed product.

Our SMT works closely with and escalates safety issues, as appropriate, to the MSC to fulfill our medical safety obligations. Our SMT is responsible for reviewing available safety information from multiple sources on a regular basis and make final decisions on safety in a timely manner with appropriate cross-functional input.

Quality Committees

We have formed two Quality Committees, namely, I-Mab Biopharma Quality Management Review and R&D Quality Council.

I-Mab Biopharma Quality Management Review (“I-Mab QMR”) is composed of Dr. Joan Huaqiong Shen, Dr. Zheru Zhang, Yuan Meng and Thomas Song, co-chaired by R&D Quality Assurance officer Yuan Meng and CMC Quality Assurance officer Jack Qin. I-Mab QMR is a company-level cross-functional senior leadership meeting to provide management oversight of our company’s Quality Management System (“QMS”) and the compliance status of our company’s regulated activities with applicable laws, regulations, policies and procedures, focusing on R&D and CMC GXP activities. To ensure our Corporate Quality Plan is set, key QMS elements are established and maintained, quality requirements are met, and trends, changes and risks are identified and addressed proactively.

R&D Quality Council is composed of representatives from each research and development function, including Dr. Joan Huaqiong Shen, Sophie Song, Yuan Meng, Michelle Yang, Dr. Claire Xu, Dr. Jane Meng and

heads of therapeutic areas (in China and the United States), chaired by Dr. Joan Huaqiong Shen. R&D Quality Council is a governance body that oversees the performance of the QMS and serves as the final decision-making body for critical quality issues that affect subject and patient safety, data integrity and compliance with global and local regulatory authorities. The QMS encompasses the structure, responsibilities and procedures that enable the organization to identify, measure, control and enhance core regulated processes and activities.

Code of Conduct

We have adopted a Code of Conduct that is applicable to many aspects of our business operation, such as business ethics, responsible research and development activities, IP and data protection, workplace ethics and other corporate governance topics, as well as implementing high ethical standards that are mandatory for our employees. In addition, we have adopted an employee handbook which describes the compliance management system implemented at I-Mab to ensure compliance with applicable legal and regulatory requirements.

Quality Control and Assurance

In addition to the research and development governance regime described above, we have established an independent quality control and assurance system and devote significant attention to quality control for the designing, manufacturing and testing of our drug candidates. Our Assurance Board is composed of Dr. Joan Huaqiong Shen, Dr. Zheru Zhang and Thomas Song. Our senior management is firmly committed to delivering our quality performance, actively involved in allocating sufficient resources to quality management system and setting quality governance mechanism.

For pre-clinical and clinical trials, the overall quality management outlines the implementation of our business policies and procedures in order to consistently comply with the regulatory requirements, including Good Laboratory Practices, or GLP; Good Clinical Practices, or GCP; Good Pharmacovigilance Practice, or GVP and other applicable regulatory requirements in the performance of the trials. This includes:

•	predefined policies and procedures to manage pre-clinical and clinical studies;

•	dedicated resources and personnel with well delineated roles and responsibilities;

•	quality risk management across the product lifecycle;

•	continuous quality management system improvement;

•	non-conformance management via quality issue management process;

•	development and execution of quality audit program; and

•	regulatory inspection readiness.

For CMC, we have established a quality management system to oversee the process development and API and drug production at the CDMOs. This system takes a holistic approach bringing senior management, quality assurance team and company policies together to create an efficient and agile quality culture. Our CMC quality commitment includes, but not limited to:

•

ensure that the product manufacturing, releasing, packaging, storage, and shipment meets all specifications and the requirements of the FDA and/or NMPA’s quality system regulations, cGMP or other applicable laws and regulations;

•	review of process deviations and changes, root cause analysis, impact assessment, corrective and preventative actions, and validation;

•	ensure the consistency of key quality practices with our CDMOs;

•	proactive quality system review based on audits, process data analysis, equipment condition, and periodic review of internal and external sources of data; and

•	assessment of regulatory guidance and ensure readiness for regulatory inspections.

Employees

We had 59, 134, 185 and 229 employees as of December 31, 2017, 2018 and 2019 and September 30, 2020, respectively. As of September 30, 2020, 203 employees were located in China and 26 were located outside China. The table below sets forth our employees by function as of September 30, 2020:

Number
Management	10
Research and development	123
Chemistry, manufacturing and controls	40
General and administrative	47
Business and corporate development	8
Commercial	1

Total	229

We recruit our employees primarily through recruitment websites, recruiters, internal referrals and job fairs. We recruit our employees based on their qualification and potential. We promote culture diversity, and our employees come from the United States, Taiwan and South Korea, in addition to China. The remuneration package of our employees includes salary, benefits and bonus. Our compensation programs are designed to remunerate our employees based on their performance, measured against specified objective criteria. We are required to make contributions to social insurance and housing provident funds in accordance with PRC laws and regulations from time to time.

We provide new hire training to our employees and periodic on-the-job training to enhance the skills and knowledge of our employees. We have not established a labor union. We have not experienced any material labor disputes or strikes that may have a material and adverse effect on our business, financial condition or results of operations.

We enter into standard confidentiality and employment agreements with all of our key management and research staff. The contracts with our key personnel typically include a standard non-compete agreement that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for one year after the termination of his or her employment. The contracts also typically include undertakings regarding assignment of innovations and discoveries made during the course of his or her employment.

Facilities

Our headquarter is located in Shanghai, China, where we lease and occupy approximately 2,851 square meters as office space and laboratories. We currently lease approximately 435 square meters of office space in Beijing, approximately 54 square meters of office space in Tianjin, approximately 14,495 square meters of office space and manufacturing space in Hangzhou, approximately 187 square meters of office space in Hong Kong, and approximately 441 square meters of office space and laboratories in Maryland. The terms of these leases range from one year to five years.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Internal Control and Risk Management

We have implemented various risk management policies and measures to identify, assess and manage risks arising from our operations. In addition, we have codified risk categories identified by our management, internal and external reporting mechanisms, remedial measures and contingency management as part of our policies. For details on major risks identified by our management, see “Risk Factors” in this prospectus supplement.

To monitor the ongoing implementation of our risk management policies and corporate governance measures, we have adopted or will adopt, among other things, the following risk management and internal control measures:

•	the establishment of an audit committee responsible for overseeing our financial records, internal control procedures and risk management systems;

•	the establishment of an internal audit function for identifying and assessing operational risks, reviewing our internal control over financial reporting and facilitating the remediation actions; and

•	the engagement of external legal advisors to advise us on compliance with relevant regulatory requirements and applicable laws to which we will be subject to as a public company, where necessary.

Further, we have adopted or will adopt, various internal regulations against corrupt and fraudulent activities, including measures against bribery and the misuse of company assets. Key measures and procedures to implement such regulations include:

•

authorizing our compliance department to assume responsibility for our anti-corruption and anti-fraud measures, including handling complaints, conducting internal investigations and ensuring protection for whistleblowers;

•

providing anti-corruption compliance training to our senior management and employees on a periodic basis to enhance their knowledge and compliance with applicable laws and regulations, including relevant policies and prohibitions against non-compliance set out in our employee handbook; and

•

evaluating and undertaking rectification measures with respect to any identified corrupt or fraudulent activity, including proposing and establishing preventative measures to avoid future non-compliance.

We will continue to implement and enforce these measures and procedures to ensure ongoing compliance with all applicable laws and regulations, including the prevention of our employees from engaging in corruption, bribery or other improper conduct. During the periods presented, we were not subject to any government investigation or litigation with respect to claims or allegations relating to monetary and non-monetary bribery activities.

We have also designated responsible personnel to monitor our ongoing compliance with relevant laws and regulations that govern our business operations, and to oversee the implementation of any necessary measures. Meanwhile, we plan to provide our directors, senior management and relevant employees with continuing training programs and updates regarding relevant laws and regulations on a regular basis, with a view to proactively identifying concerns or issues relating to any potential non-compliance.

CERTAIN FINANCIAL DATA

The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included in our annual report on Form 20-F filed with the SEC on April 29, 2020, which are incorporated into the accompanying prospectus by reference. The following selected consolidated statements of comprehensive loss data for the nine months ended September 30, 2019 and 2020, selected consolidated balance sheet data as of September 30, 2020 and selected consolidated statements of cash flow data for the nine months ended September 30, 2019 and 2020 are derived from our unaudited interim consolidated financial statements, which are contained in our Form 6-K furnished to the SEC on February 5, 2021 and are incorporated into the accompanying prospectus by reference. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in our annual report on Form 20-F filed with the SEC on April 29, 2020 and our current report on Form-6-K furnished to the SEC on February 5, 2021, which are incorporated to the accompanying prospectus by reference.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues
Licensing and collaboration revenue	11,556	53,781	30,000	4,419	30,000	—	—
Expenses
Research and development expenses(1)	(267,075)	(426,028)	(840,415)	(123,780)	(578,377)	(698,461)	(102,872)
Administrative expenses(1)	(25,436)	(66,391)	(654,553)	(96,405)	(582,732)	(310,775)	(45,772)

Loss from operations	(280,955)	(438,638)	(1,464,968)	(215,766)	(1,131,109)	(1,009,236)	(148,644)
Interest income	858	4,597	30,570	4,502	22,828	18,658	2,748
Interest expense	(5,643)	(11,695)	(2,991)	(441)	(2,466)	(957)	(141)
Other income (expenses), net	1,527	(16,780)	(20,205)	(2,976)	1,758	420,900	61,992
Fair value change of warrants	(14,027)	61,405	5,644	832	5,609	—	—

Loss before income tax expense	(298,240)	(401,111)	(1,451,950)	(213,849)	(1,103,380)	(570,635)	(84,045)
Income tax expense	—	(1,722)	—	—	—	—	—

Net loss attributable to I-Mab	(298,240)	(402,833)	(1,451,950)	(213,849)	(1,103,380)	(570,635)	(84,045)

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	—	(5,283)	(778)	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	—	(27,768)	(4,090)	—	—	—

Net loss attributable to ordinary shareholders	(298,240)	(402,833)	(1,485,001)	(218,717)	(1,103,380)	(570,635)	(84,045)

Other comprehensive income
Foreign currency translation adjustments, net of nil tax	5,918	53,689	10,747	1,583	66,254	15,530	2,288

Total comprehensive loss attributable to I-Mab	(292,322)	(349,144)	(1,441,203)	(212,266)	(1,037,126)	(555,105)	(81,757)

Net loss attributable to ordinary shareholders	(298,240)	(402,833)	(1,485,001)	(218,717)	(1,103,380)	(570,635)	(84,045)
Weighted-average number of ordinary shares used in calculating net loss per shares
Basic and diluted	5,742,669	6,529,092	7,381,230	7,381,230	7,184,086	126,758,926	126,758,926
Net loss per share attributable to ordinary shareholders
Basic	(51.93)	(61.70)	(201.19)	(29.63)	(153.59)	(4.50)	(0.66)
Diluted	(51.93)	(61.70)	(201.19)	(29.63)	(153.59)	(4.50)	(0.66)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Research and development expenses	2,112	1,056	470	69	467	224,619	33,083
Administrative expenses	4,927	2,464	514,733	75,812	514,726	167,957	24,737

Total	7,039	3,520	515,203	75,881	515,193	392,576	57,820

The following table presents our selected consolidated statements of balance sheet data as of December 31, 2017, 2018 and 2019 and September 30, 2020:

	As of December 31,				As of September 30,
	2017	2018	2019		2020
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Statements of Balance Sheet Data:
Current assets:
Cash and cash equivalents	307,930	1,588,278	1,137,473	167,532	2,960,017	435,963
Restricted cash	104,783	92,653	55,810	8,220	—	—
Contract assets	—	11,000	—	—	—	—
Short-term investments	—	—	32,000	4,713	28,526	4,201
Prepayments and other receivables	12,633	88,972	136,036	20,036	219,839	32,379
Other financial assets	266,245	255,958	—	—	—	—
Total current assets	691,591	2,036,861	1,361,319	200,501	3,208,382	472,543
Property, equipment and software	22,336	27,659	30,069	4,429	27,058	3,985
Operating lease right-of-use assets	—	—	16,435	2,421	15,061	2,218
Intangible assets	148,844	148,844	148,844	21,922	122,000	17,969
Goodwill	162,574	162,574	162,574	23,945	162,574	23,945
Investment accounted for using the equity method	—	—	—	—	762,997	112,377
Other non-current assets	—	—	18,331	2,699	—	—

Total assets	1,025,345	2,375,938	1,737,572	255,917	4,298,072	633,037

Total liabilities	309,151	415,684	668,090	98,399	556,437	81,954
Total mezzanine equity	1,015,989	2,915,358	3,104,177	457,196	—	—
Shareholders’ equity (deficit)
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized as of December 31, 2018 and 2019 and 800,000,000 shares authorized as of September 30, 2020, respectively; 8,363,719 shares issued and outstanding as of December 31, 2018 and 2019 and 153,543,910 shares issued and outstanding September 30, 2020, respectively)	6	6	6	1	106	16
Treasury stock	(1)	(1)	—	—	—	—
Additional paid-in capital	52,369	—	389,379	57,349	6,720,714	989,854
Accumulated other comprehensive income	5,691	59,380	70,127	10,329	85,657	12,616
Accumulated deficit	(357,860)	(1,014,489)	(2,494,207)	(367,357)	(3,064,842)	(451,403)

Total shareholders’ equity (deficit)	(299,795)	(955,104)	(2,034,695)	(299,678)	3,741,635	551,083

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	1,025,345	2,375,938	1,737,572	255,917	4,298,072	633,037

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(252,157)	(280,705)	(867,982)	(127,840)	(651,993)	(582,631)	(85,812)
Net cash (used in) generated from investing activities	(157,665)	9,500	212,462	31,292	135,128	(256,381)	(37,760)
Net cash (used in) generated from financing activities	758,585	1,479,669	152,709	22,493	39,413	2,595,692	382,304
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(132)	59,754	15,163	2,233	77,581	10,054	1,480
Net increase (decrease) in cash, cash equivalents and restricted cash	348,631	1,268,218	(487,648)	(71,822)	(399,871)	1,766,734	260,212
Cash, cash equivalents and restricted cash, beginning of the year/period	64,082	412,713	1,680,931	247,574	1,680,931	1,193,283	175,751

Cash, cash equivalents and restricted cash, end of the year/period	412,713	1,680,931	1,193,283	175,752	1,281,060	2,960,017	435,963

Results of Operations for First Nine Months Ended September 30, 2020

Set forth below is a discussion of our unaudited statements of comprehensive loss data for the nine months ended September 30, 2019 and 2020. The discussion of our audited financial information for the three years ended December 31, 2019 and as of December 31, 2017, 2018 and 2019 is set forth in “Item 5. Operating and Financial Review and Prospectus” in our annual report on Form 20-F filed with the SEC on April 29, 2020, which is incorporated by reference into the accompanying prospectus.

Revenues

Our revenues generated from licensing and collaboration decreased from RMB30.0 million for the nine months ended September 30, 2019 to nil the nine months ended September 30, 2020. Our revenues generated for the nine months ended September 30, 2019 consisted of CSPC entity’s upfront payment and first milestone payment to us pursuant to our out-licensing arrangement with CSPC entity.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Nine Months Ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
CRO service fees	316,594	54.7	330,266	48,643	47.3
In-licensed patent right fees	160,351	27.7	15,376	2,265	2.2
Employee benefit expenses	72,132	12.6	315,455	46,461	45.2
Material costs for drug candidates	1,269	0.2	11,197	1,649	1.6
Other expenses	28,031	4.8	26,167	3,854	3.7

Total	578,377	100.0	698,461	102,872	100.0

Our research and development expenses increased by 20.8% from RMB578.4 million for the nine months ended September 30, 2019 to RMB698.5 million (US$102.9 million) for the nine months ended September 30, 2020, primarily attributable to (i) an increase in the CRO service fees from RMB316.6 million for the nine months ended September 30, 2019 to RMB330.3 million (US$48.6 million) for the nine months ended September 30, 2020, as we advanced some of our existing investigational drugs into more advanced clinical development stages; and (ii) an increase in employee benefit expenses of employees involved in research and development from RMB72.1 million for the nine months ended September 30, 2019 to RMB315.5 million (US$46.5 million) for the nine months ended September 30, 2020, mainly due to an increase in share-based compensation by RMB224.6 million (US$33.1 million).

In the nine months ended September 30, 2020, 78.8% and 21.2% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In the nine months ended September 30, 2019, 90.3% and 9.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. For the nine months ended September 30, 2020, felzartamab represented approximately 51.2% of our external research and development expenses, which primarily included payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in the nine months ended September 30, 2020 and 2019. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses decreased from RMB582.7 million for the nine months ended September 30, 2019 to RMB310.8 million (US$45.8 million) for the nine months ended September 30, 2020, primarily attributable to the decrease in employee benefit expenses by RMB310.6 million (US$45.7 million) due to decrease of share-based compensation expenses.

Interest Income

We recorded RMB22.8 million of interest income for the nine months ended September 30, 2019 and RMB18.7 million (US$2.7 million) of interest income for the nine months ended September 30, 2020. The change was primarily attributable to the interest income derived from bank deposits.

Interest Expense

We recorded RMB2.5 million of interest expense for the nine months ended September 30, 2019 and RMB1.0 million (US$0.1 million) of interest expense for the nine months ended September 30, 2020. The change was primarily attributable to the interest expense related to our short-term borrowings, which were borrowed in June 2019 and repaid in June 2020.

Other Income (Expenses), Net

We recorded RMB1.8 million of other income for the nine months ended September 30, 2019 and RMB420.9 million (US$62.0 million) of other income for the nine months ended September 30, 2020. The increase was primarily attributable to the RMB407.6 million gain recognized as a result of transfer of equity of I-Mab Hangzhou from I-Mab Hong Kong to a group of domestic investors. The equity transfer realized the fair value appreciation in the pipeline assets as well as the employment of a team of designated management and workforce.

Fair Value Change of Warrants

We recorded a loss from change in the fair value of warrant liability of RMB5.6 million for the nine months ended September 30, 2019 and nil for the nine months ended September 30, 2020. The change was primarily attributable to the fact that the holders of Series B Warrants have unconditionally and irrevocably waived and cancelled the Tranche II of Series B Warrants in July 2019.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are presented in accordance with GAAP, we also use adjusted net loss as an additional financial measure, which is not required by, or presented in accordance with, GAAP. We believe adjusted net loss facilitates comparisons of operating performance from period to period and company to company by eliminating potential impacts of items which our management considers non-indicative of our operating performance.

We believe adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as they help our management. However, our presentation of adjusted net loss may not be comparable to similarly titled measures presented by other companies. The use of adjusted net loss has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for an analysis of, our results of operations or financial condition as reported under GAAP.

We define adjusted net loss as net loss for the year/period, excluding share-based compensation expenses. We exclude share-based compensation expenses because they are not expected to result in future cash payments that are recurring in nature and they are not indicative of our core operating results and business outlook.

The following table reconciles our adjusted net loss for the periods presented to the most directly comparable financial measure calculated and presented in accordance with GAAP, which is net loss for the year/period:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of net loss to adjusted net loss:
Net loss for the year/period	(298,240)	(402,833)	(1,451,950)	(213,849)	(1,103,380)	(570,635)	(84,045)
Add back:
Share-based compensation expenses	7,039	3,520	515,203	75,881	515,193	392,576	57,820

Adjusted net loss for the year/period	(291,201)	(399,313)	(936,747)	(137,968)	(588,187)	(178,059)	(26,225)

Liquidity and Capital Resources

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses of RMB298.2 million, RMB402.8 million, RMB1,452.0 million (US$213.8 million) and RMB570.6 million (US$84.0 million) for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively. Our primary use of cash is to fund our research and development activities. We used RMB252.2 million, RMB280.7 million, RMB868.0 million (US$127.8 million) and RMB582.6 million (US$85.8 million) in cash for our operating activities for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately US$105.3 million from our initial public offering. As of September 30, 2020, we had cash, cash equivalents and restricted cash of RMB2,960 million (US$436.0 million). Our cash, cash equivalents and restricted cash consist primarily of cash in bank and on hand. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors (the “Investors”) to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the Investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS, representing a 2.9% premium to the 30-day volume weighted average price; and (ii) warrants (the “Warrants”) to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, representing a 40.3% premium to the 30-day volume weighted average price, which may further increase the proceeds of approximately US$104.5 million if the Warrants are fully exercised. The Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(252,157)	(280,705)	(867,982)	(127,840)	(651,993)	(582,631)	(85,812)
Net cash (used in) generated from investing activities	(157,665)	9,500	212,462	31,292	135,128	(256,381)	(37,760)
Net cash (used in) generated from financing activities	758,585	1,479,669	152,709	22,493	39,413	2,595,692	382,304
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(132)	59,754	15,163	2,233	77,581	10,054	1,480
Net increase (decrease) in cash, cash equivalents and restricted cash	348,631	1,268,218	(487,648)	(71,822)	(399,871)	1,766,734	260,212
Cash, cash equivalents and restricted cash, beginning of the year/period	64,082	412,713	1,680,931	247,574	1,680,931	1,193,283	175,751

Cash, cash equivalents and restricted cash, end of the year/period	412,713	1,680,931	1,193,283	175,752	1,281,060	2,960,017	435,963

We do not expect to generate any revenue from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. We also expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. In that time, we expect that our expenses will increase substantially as we fund new and ongoing research and development activities and working capital needs. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders and ADS holders, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ADS holder. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations, which could potentially dilute your interest. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or drug candidates that we would otherwise prefer to develop and market ourselves.

As of September 30, 2020, 31% of our cash and cash equivalents were denominated in RMB and held in China. We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business”. In addition, the COVID-19 outbreaks may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Risk Factors—Risks Related to Our Business and Our Industry—Our business and results of operations could be adversely affected by public health crisis (including the COVID-19 global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”

We expect that the majority of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2020 was RMB582.6 million (US$85.8 million). Our net loss was RMB570.6 million (US$84.0 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB392.6 million (US$57.8 million) and depreciation of property, equipment and software of RMB7.7 million (US$1.1 million), and changes in certain working capital items, including an increase in the prepayments and other receivables of RMB3.3 million (US$0.5 million), an increase in the deferred subsidy income of RMB3.7 million (US$0.5 million), an increase in the other non-current liabilities of RMB8.4 million (US$1.2 million), partially offset by an decrease in accruals and other payables of RMB17.6 million (US$2.6 million). The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under the 2017 Plan, 2018 Plan and 2019 Plan.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2020 was RMB256.4 million (US$37.8 million). The net cash decrease was primarily attributable to RMB270.9 million (US$39.9 million) of the cash received from proceeds from purchase of short-term investments and RMB257.7 million (US$37.9 million) of the cash injection of I-Mab Hangzhou, an affiliate of us, partially offset by RMB276.9 million (US$40.8 million) of disposal of short-term investments.

Financing Activities

Net cash generated from financing activities for the nine months ended September 30, 2020 was RMB2,595.7 million (US$382.3 million), primarily attributable to the proceeds from the initial public offering of our company, net of payment of offering issuance cost of RMB726.3 million (US$107.0 million), the proceeds from private placement of our company, net of payment of issuance cost of RMB1,980.5 million (US$291.7 million), partially offset by the repayment of bank borrowings of RMB50.0 million (US$7.4 million).

Capital Expenditures

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB20.3 million, RMB14.4 million, RMB12.2 million (US$1.8 million) and RMB4.8 million (US$0.7 million) in the years ended December 31, 2017, 2018 and 2019 and nine months ended September 30, 2020, respectively.

Impact of COVID-19 on Our Operations

As of the date of this prospectus supplement, the impact of the ongoing global coronavirus- 19 (COVID-19) pandemic to our business has been limited. To date, although COVID-19 has caused some delays in the initiation of the ongoing trials of certain clinical-stage drug candidates in early 2020, the COVID-19 pandemic has not had a material impact on our ongoing clinical activities, in particular, clinical activities related to our late-stage drug candidates, such as felzartamab, eftansomatropin and olamkicept. See “Our Business––Our Drug Candidates” for our clinical development plans for our drug candidates. As of the date of this prospectus supplement, the outbreak of COVID- 19 has not caused any early termination of our clinical trials or necessitated removal of any enrolled patients. We have employed various measures to mitigate impacts of the COVID- 19 outbreak on our currently ongoing trials in Greater China and the United States. We worked closely with our CROs to monitor the situation and manage the process of our clinical trials. We maintained contact with our patients to ensure that they remain on the trials and that any information they need will be readily available. In addition, we believe the COVID- 19 outbreak has not significantly impacted our ability to carry out our obligations under existing contracts or disrupted any supply chains that we rely upon.

As of the date of this prospectus supplement, we have not had any suspected or confirmed COVID-19 cases on our premises or among our employees. To prevent any spread of COVID-19 in our offices and research facilities, we have adopted a thorough disease prevention scheme to protect our employees from contracting COVID-19. The measures we have implemented include, among others, regularly sterilizing and ventilating our offices, checking the body temperature of our employees, keeping track of the travel history and health conditions of employees and their immediate family members, providing face masks to employees attending the office, minimizing in-person meetings to the extent possible and encouraging employees to wear masks when needed. As of the date of this prospectus supplement, our ongoing clinical trials and CROs had resumed full and normal operations and the COVID- 19 outbreak had not resulted in a major disruption to our operations.

Taking into account our past and prospective cash burn rate, including but not limited to future clinical development and administrative expenses, lease payment, capital expenditure and current financial position, our ability to control the speed and breadth of our clinical development and business development activities and our expansion in headcount, our current internal resources, we estimate that our financial resources can support our research and development activities and business operations for at least the next 12 months.

Although we believe we have implemented strategies to potentially minimize the impact of the COVID-19 pandemic to our business, we expect that we may experience delays with respect to the initiation and patient enrollment of certain additional trials. The extent to which the COVID- 19 pandemic impacts the timing of these additional trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, any restrictions on the ability of hospitals and trial sites to conduct trials that are not designed to address the COVID-19 pandemic and the perceived effectiveness of actions taken in China and the United States to contain and treat the disease. We will continue to evaluate the impact of the COVID-19 pandemic to our business.

In addition, there are still uncertainties with regard to the continued development of COVID-19 and its implications, and we will continue to assess the situation and seek to put in place relevant mitigating measures where necessary. The above analyses are made by our management based on currently available information concerning COVID-19. We cannot guarantee that the outbreak of COVID-19 will not further escalate or have a material adverse effect on our business operations. Please also see “Risk Factors—Risks Related to Our Industry, Business and Operations—Our business, financial condition and results of operations could be adversely affected by the COVID-19 outbreak.” and “Risk Factors—Risks Related to Our Industry, Business and Operations—Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

USE OF PROCEEDS

The selling shareholders will receive from this offering gross proceeds of approximately US$177.3 million without deducting underwriting discounts and commissions.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2020. You should read this table in conjunction with, and is qualified in its entirety by reference to (i) our audited consolidated financial statements and the notes thereto in our annual report on Form 20-F filed with the SEC on April 29, 2020 and (ii) our unaudited consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2020, included in Exhibit 99.1 of our current report on Form 6-K furnished to the SEC on February 5, 2021, each of which is incorporated by reference into the accompanying prospectus.

	As of September 30, 2020
	RMB	US$
Convertible promissory notes	64,771	9,540
Shareholders’ equity
Ordinary shares (US$0.0001 par value, 800,000,000 shares authorized as of September 30, 2020; 153,543,910 shares issued and outstanding as of September 30, 2020)	106	16
Additional paid-in capital	6,720,714	989,854
Accumulated other comprehensive income	85,657	12,616
Accumulated deficit	(3,064,842)	(451,403)

Total shareholders’ equity	3,741,635	551,083

Total capitalization	3,806,406	560,623

PRINCIPAL AND SELLING SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus supplement by:

•	each of our directors and executive officers;

•	each of our principal shareholders, including all shareholders who own beneficially more than 5% of our total outstanding shares; and

•	each selling shareholder.

The calculations in the table below are based on 165,477,620 ordinary shares outstanding as of the date of this prospectus supplement and immediately after the completion of this offering (excluding 4,036,868 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans).

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers**:
Jingwu Zhang Zang(1)	11,069,136	6.4	—	—	11,069,136	6.4
Joan Huaqiong Shen	1,921,497	1.1	—	—	1,921,497	1.1
Zheru Zhang	1,963,257	1.2	—	—	1,963,257	1.2
Jielun Zhu	*	*	—	—*		*
Wei Fu(2)	31,043,576	18.8	—	—	31,043,576	18.8
Mengjiao Jiang	—	—	—	—	—	—
Jie Yu	—	—	—	—	—	—
Bing Yuan	—	—	—	—	—	—
Chun Kwok Alan Au	*	*	—	—	—	—
Conor Chia-hung Yang	*	*	—	—*		*
Pamela M. Klein	*	*	—	—	—	—
Weimin Tang	*	*	—	—*		*
Yunhan Lin	*	*	—	—*		*
Neil Warma	—	—	—	—	—	—
Ivan Yifei Zhu	—	—	—	—	—	—
Gigi Qi Feng	—	—	—	—	—	—
All Directors and Executive Officers as a Group	47,059,711	26.5	—	—	47,059,711	26.5
Principal and Selling Shareholders:
C-Bridge entities(2)	31,043,576	18.8	—	—	31,043,576	18.8
Hillhouse entities(3)	22,492,602	13.2	—	—	22,492,602	13.2
Tasly entities(4)	14,664,020	8.9	1,008,780	0.6	13,655,240	8.3
GIC Private Limited(5)	12,099,770	7.3	—	—	12,099,770	7.3
Genexine(6)	10,572,823	6.4	690,000	0.4	9,882,823	6.0
Hony entity(7)	9,465,631	5.7	807,024	0.5	8,658,607	5.2

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%	Number	%	Number	%
Rainbow Project I Limited(8)	2,300,000	1.4	2,300,000	1.4	—	—
CDH entities(9)	3,442,047	2.1	726,317	0.4	2,715,730	1.6
WuXi Biologics HealthCare Venture(10)	1,680,671	1.0	524,561	0.3	1,156,110	0.7
Partners Investment entities(11)	1,681,615	1.0	476,146	0.3	1,205,469	0.7
International SIF SICAV SA(12)	2,700,336	1.6	403,512	0.3	2,296,824	1.4
Simcere Pharmaceutical Co., Ltd.(13)	2,215,803	1.3	346,380	0.2	1,869,423	1.1
QUAD entities(14)	572,612	0.3	145,268	0.1	427,344	0.3
Tibet Longmaide Equity Investment Center (Limited Partnership)(15)	1,209,785	0.7	125,097	0.1	1,084,688	0.7

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus supplement.

**

Except as otherwise indicated below, the business address of our directors and executive officers is Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District, Shanghai, China. The business address of Wei Fu and Mengjiao Jiang is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong. The business address of Jie Yu is Tasly Great Health Town, No. 2, East Puji River Road, Beichen District, Tianjin, China. The business address of Bing Yuan is Flat B, 31/F BLK 2, The Hermitage, Mongkok, Hong Kong. The business address of Chun Kwok Alan Au is 22 Pottinger Street, Central, Hong Kong. The business address of Conor Chia-hung Yang is 7th Floor, Building C, Luneng International Center, No. 209 Guoyao Road, Pudong New Area, Shanghai, China. The business address of Dr. Pamela M. Klein is 231 Fort Mason, San Francisco, California 94123, the United States.

(1)

Represents (i) 3,817,113 ordinary shares directly held by Mabcore Limited, a British Virgin Islands company and (ii) 7,252,023 ordinary shares issuable upon exercise of options exercisable within 60 days after the date of this prospectus supplement held by Dr. Zang through Doctor Zang 2020 Dynasty Trust. Dr. Zang, through himself and The Jingwu Zhang Zang 2018 Irrevocable Family Trust, owns a 55.6% equity interest in Mabcore Limited. Dr. Lili Qian and two other individuals own the remaining equity interest in Mabcore Limited. Dr. Zang is the sole director of Mabcore Limited. The Jingwu Zhang Zang 2018 Irrevocable Family Trust was established under the laws of New York and is managed by Ms. Ying Qin Zang, as the trustee and Dr. Zang as the settlor. The Doctor Zang 2020 Dynasty Trust was established under the laws of the State of California and is managed by Dr. Zang as the settlor and investment trustee and Ms. Ying Qin Zang as the trustee. Pursuant to the currently effective memorandum and articles of association of Mabcore Limited, Dr. Zang, as the sole director, has the power to direct the actions of Mabcore Limited, including the voting and disposal of Mabcore Limited’s shares in I-Mab. Accordingly, Dr. Zang is deemed to indirectly own all of the 3,817,113 ordinary shares held by Mabcore Limited, while Dr. Qian and the other two individuals are only entitled to their respective pro-rata economic interest in Mabcore Limited. The registered address of Mabcore Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 3,931,802 ordinary shares directly held by IBC Investment Seven Limited, a Hong Kong limited liability company, (ii) 5,574,560 ordinary shares directly held by CBC SPVII LIMITED, a Hong Kong limited liability company, (iii) 12,229,916 ordinary shares directly held by CBC Investment I-Mab Limited, a British Virgin Islands limited liability company, (iv) 2,369,546 ordinary shares directly held by C-Bridge II Investment Ten Limited, a British Virgin Islands limited liability company, (v) 6,078,571 ordinary shares directly held by Everest, and (vi) 373,557ADSs (representing 859,181 ordinary shares) held by C-Bridge II Investment Thirteen Limited, a British Virgin Islands limited liability company. IBC

Investment Seven Limited, CBC SPVII LIMITED, CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited, Everest, and C-Bridge II Investment Thirteen Limited are collectively referred to as the C-Bridge entities. CBC Investment I-Mab Limited, C-Bridge II Investment Ten Limited and C-Bridge II Investment Thirteen Limited are controlled by C-Bridge Healthcare Fund II, L.P., whose general partner is C-Bridge Healthcare Fund GP II, L.P., and its general partner is C-Bridge Capital GP, Ltd. CBC SPVII Limited and IBC Investment Seven Limited are controlled by I-Bridge Healthcare Fund, L.P., whose general partner is I-Bridge Healthcare GP, L.P., and its general partner is I-Bridge Capital GP, Ltd., which is indirectly controlled by C-Bridge Capital GP, Ltd. Mr. Wei Fu is the sole director of C-Bridge Capital GP, Ltd. Everest is a public company listed on the Hong Kong Stock Exchange and controlled by funds which are under common control of the C-Bridge group, which, in turn, is controlled by Mr. Wei Fu. The business address of each of C-Bridge entities is Suite 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(3)

Represents (i) 9,614,299 ordinary shares, 2,187,280 ADSs (representing 5,030,744 ordinary shares), 1,229,741 ordinary shares issuable upon exercise of call options and 2,459,482 ordinary shares issuable upon exercise of warrants directly held by Gaoling Fund, L.P., or Gaoling, an exempted limited partnership organized under the laws of the Cayman Islands, (ii) 375,631 ordinary shares, 85,456 ADSs (representing 196,535 ordinary shares), 48,047 ordinary shares issuable upon exercise of call options and 96,094 ordinary shares issuable upon exercise of warrants directly held by YHG Investment, L.P., or YHG, an exempted limited partnership organized under the laws of the Cayman Islands, and (iii) 5 ordinary shares and 1,496,540 ADSs (representing 3,442,042 ordinary shares) directly held by HH IMB Holdings Limited, or HH IMB, an exempted Cayman Islands company. Hillhouse Capital Advisors, Ltd., or HCA, an exempted Cayman Islands company, acts as sole management company of Gaoling and the sole general partner of YHG, and is deemed to be the beneficial owner of, and to control the voting power of, the ordinary shares held by Gaoling and YHG. HH IMB is wholly owned by Hillhouse Fund IV, L.P., whose sole management company is Hillhouse Capital Management, Ltd., or HCM. HCM is deemed to be the beneficial owner of, and to control the voting power of, the ordinary shares held by HH IMB. HCA and HCM are under common control and share certain policies, personnel and resources. Accordingly, each of HCA and HCM has shared voting and dispositive power of the ordinary shares beneficially owned by each of HCA and HCM. The business address of each of Gaoling, YHG and HH IMB is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central Hong Kong.

(4)

Represents (i) 12,942,997 ordinary shares directly held by Tasly Biopharm Limited, a British Virgin Islands limited liability company, and (ii) 1,721,023 ordinary shares directly held by Tasly International BioInv One Limited. Tasly Biopharm Limited and Tasly International BioInv One Limited are collectively referred to as the Tasly entities. Tasly Biopharm Limited’s sole shareholder is Tasly Biopharmaceuticals Co., Ltd., which is controlled by Tasly Pharmaceutical Group Co., Ltd., which is in turn controlled by Tasly Holding Group Co., Ltd. Tasly International BioInv One Limited is wholly-owned by Tasly International Capital Limited, whose sole shareholder is Tasly Holding Group Co., Ltd. Tasly Holding Group Co., Ltd. is controlled by Tianjin Tasly Health Industry Investment Group Co., Ltd., which is in turn controlled by Tianjin Fuhuade Science & Technology Development Co., Ltd. Kaijing Yan is the controlling shareholder of Tianjin Fuhuade Science & Technology Development Co., Ltd. and the ultimate beneficial owner of Tasly entities. The registered address of Tasly Biopharm Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. The registered address of Tasly International BioInv One Limited is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(5)

Represents 8,677,996 ordinary shares, 1,098,838 ADSs (representing 2,527,327 ordinary shares) and 894,447 ordinary shares issuable upon exercise of warrants held by GIC Private Limited, a Singapore fund manager. GIC Private Limited only has two clients: the Government of Singapore, or GoS, and the Monetary Authority of Singapore, or MAS. Under the investment management agreement with GoS, GIC Private Limited has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC Private Limited has the sole power to vote and dispose of securities beneficially owned by it. GIC Private Limited shares the power to vote and dispose of securities beneficially owned by it with MAS. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(6)

Represents (i) 9,261,823 ordinary shares directly held by Genexine, Inc. (Genexine), and (ii) 570,000 ADSs (representing 1,311,000 ordinary shares) purchased by Genexine. Genexine is a Korean public company. The registered address of Genexine is 4th Fl., Bldg. B, Korea Bio Park, 700 Daewangpangyo-ro, Seongnam-si, Gyeonggi-do 13488, Republic of Korea.

(7)

Represents 9,465,631 ordinary shares directly held by Fortune Eight Jogging Limited, a British Virgin Islands limited liability company, which we refer to as the Hony entity. Fortune Eight Jogging Limited is wholly-owned by Hony Hongling (Shanghai) Investment Center, a PRC limited partnership, whose general partner is Hony Investment (Shanghai) Limited. The sole shareholder of Hony Investment (Shanghai) Limited is Beijing Hony Hezhong Enterprise Management Limited. Each of Yonggang Cao, Minsheng Xu and Wen Zhao holds 33.3% equity interests in Beijing Hony Hezhong Enterprise Management Limited. The registered address of Fortune Eight Jogging Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. Mr. Bing Yuan, our director, is a managing director of the sole director of the Hony entity.

(8)

Represents 2,300,000 ordinary shares directly held by Rainbow Project I Limited, a British Virgin Islands limited liability company. Rainbow Project I Limited is wholly owned by Jacky Xu. The registered address of Rainbow Project I Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(9)

Represents (i) 2,065,229 ordinary shares directly held by Mab Health Limited, a British Virgin Islands limited liability company, and (ii) 1,376,818 ordinary shares directly held by Casiority H Limited, a British Virgin Islands limited liability company. Mab Health Limited and Casiority H Limited are collectively referred to as the CDH entities. Mab Health Limited is wholly-owned by CDH Growth Fund III (USD Parallel), L.P., whose general partner is CDH R-III Parallel Holdings Company Limited, which, in turn, is controlled by CDH 2018 VGC Investment Fund, L.P. The general partner of CDH 2018 VGC Investment Fund, L.P. is CDH Management Company Limited, which is wholly owned by CDH Griffin Holdings Company Limited. Casiority H Limited is wholly-owned by Sunny Planet Fund, L.P., whose general partner is CDH China HF Holdings Company Limited, which, in turn, is wholly owned by CDH Wealth Management Company Limited. CDH Wealth Management Company Limited is 75% owned by CDH Investment Management Company Limited, which is 85% owned by CDH Griffin Holdings Company Limited, and 25% owned by Advance Faith Investing Limited, which is wholly-owned by Ying Wei. The registered address of each of CDH entities is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(10)

Represents 1,680,671 ordinary shares directly held by WuXi Biologics HealthCare Venture, a limited partnership registered in Hong Kong. WuXi Biologics HealthCare Venture is wholly-owned by WuXi Biologics (Cayman) Inc. The registered address of WuXi Biologics HealthCare Venture is Flat/Rm 2413A, 24/F, Tower One Lippo Centre, 89 Queensway, Admiralty, Hong Kong.

(11)

Represents (i) 939,022 ordinary shares directly held by Partners Secondary Venture Fund No.7, a limited partnership formed in the Republic of Korea, and (ii) 742,593 ordinary shares directly held by The Fourth Partners Growth Investment Fund, a limited partnership formed in the Republic of Korea. Partners Secondary Venture Fund No.7 and The Fourth Partners Growth Investment Fund are collectively referred to as the Partners Investment entities. The general partner of each of the Partners Investment entities is Partners Investment Co., Ltd. The registered address of each of the Partners Investment entities is 11F, 741, Yeongdong-daero, Gangnam-gu, Seoul, Republic of Korea.

(12)

Represents 2,700,336 ordinary shares directly held by International SIF SICAV SA, a company incorporated in the Grand Duchy of Luxembourg. This company is owned as to 91.5% of its equity interests indirectly by Interogo Holding AG, a wholly-owned subsidiary of Interogo Foundation. Inter Fund Management S.A. has been authorized to be in charge of its portfolio management. The registered address of International SIF SICAV SA is 2 rue Jean Bertholet, L-1233 Luxembourg, Grand Duchy of Luxembourg.

(13)

Represents 2,215,803 ordinary shares directly held by Simcere Pharmaceutical Co., Ltd. The registered address of Simcere Pharmaceutical Co., Ltd. is No. 99 Huakang Road, Nanjing Jiangbei New Area, Nanjing City, Jiangsu Province, China.

(14)

Represents (i) 109,794 ordinary shares directly held by NH Investment & Securities Co., Ltd. as the trustee of QUAD Healthcare Multi-Strategy 5 Fund and (ii) 462,818 ordinary shares directly held by Samsung Securities Co., Ltd. as the trustee of QUAD Healthcare Multi-Strategy 7 Fund. NH Investment & Securities Co., Ltd. and Samsung Securities Co., Ltd. are collectively referred to as the QUAD entities. Each of QUAD Healthcare Multi-Strategy 5 Fund and QUAD Healthcare Multi-Strategy 7 Fund is a collective investment scheme organized as a unit trust. The registered address of each of QUAD entities is 29/F, 10, Gukjegeum-ro, Yeongdeungpo-gu, Seoul, Republic of Korea.

(15)

Represents 1,209,785 ordinary shares directly held by Tibet Longmaide Equity Investment Center (Limited Partnership), a limited partnership formed in the People’s Republic of China and managed by its general partner Beijing Anlong Investment Advisory Center (Limited Partnership) which is managed by its general partner Beijing Chunlin Information Advisory Center (Limited Partnership) which is managed by its general partner Ying Liu. The registered address of Tibet Longmaide Equity Investment Center (Limited Partnership) is No. 4-1, Unit 2, Building 1, Zone B, Yangguang Xincheng, No. 158 West Jinzhu Road, Lhasa, Tibet, P.R. China.

As of the date of this prospectus supplement, 53,600,672 of our ordinary shares are held by one record holder in the United States (including 4,036,868 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans), representing approximately 36.9% of our total outstanding shares. The holder is Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DIVIDEND POLICY

Our board of directors has complete discretion on whether to pay dividends, subject to certain requirements of Cayman Islands law. Even if our board of directors decides to pay dividends on our ordinary shares, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have 26,588,590 ADSs outstanding, representing approximately 37.0% of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Although our ADSs are listed on the Nasdaq Global Market, we cannot assure you that a regular trading market for our ADSs will sustain or continue to exist. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, certain directors and certain selling shareholders have agreed, except in this offering and subject to certain other specified exceptions, for a period of 90 days after the date of this prospectus, not to directly or indirectly:

•	sell or offer to sell any ADSs, ordinary shares or similar securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act),

•	enter into any swap,

•

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any ADSs, ordinary shares or similar securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.

Certain exceptions to our lock-up agreement include, but are not limited to, (A) issuance and sale of, and/or filing of registration statements and/or effecting transactions related to offer and resale of, any ADSs or ordinary shares issued or to be issued pursuant to the subscription agreements (including the warrants thereof) we entered into in September 2020; (B) filing of registration statements related to the resale of the ADSs or ordinary shares by certain third parties pursuant to the call options substantially in the form of Exhibit 4 to Form Schedule 13D filed on September 14, 2020 by Hillhouse Capital Advisors, Ltd. relating to us; (C) filing of registration statements in connection with the resale of, any ADSs or ordinary shares by our directors and executive officers in private placements, if the aggregate offering amount is less than US$30,000,000 combined for all such private placements; and (D) announcement of an initial public offering of ADSs, ordinary shares or related securities on a recognized exchange outside of the United States.

Certain exceptions to the lock-up agreement of certain of our directors and certain selling shareholders include, but not are limited to, (A) in the case that the lock-up party is an officer or executive director of us the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of such lock-up party’s ADSs, ordinary shares or related securities and the transfer of ADSs, ordinary shares or related securities under such plan; (B) the transfers of ADSs, ordinary shares or related securities pursuant to agreements entered into prior to the date thereof; (C) in the case that the lock-up party is an officer or executive director of us, a private sale by such lock-up party of the ADSs and/or ordinary shares and (D) the pledge of, or grant of any security interest in, including but not limited to any transfer (as required by the pledgee or the creditor in relation to such pledge or granting of the security interest) of, no more than 3,224,777 ADSs (or equivalent amount of Ordinary Shares) by CBC Investment I-Mab Limited, 1,030,237 ADSs (or equivalent amount of Ordinary Shares) by C-Bridge II Investment Ten Limited, or 373,557 ADSs (or equivalent amount of Ordinary Shares) by C-Bridge II Investment Thirteen Limited, respectively; provided that in such cases under (A) and (C) only, the aggregate value of the ADSs, ordinary shares and related securities transferred in reliance on (A) and (C) shall not exceed US$30,000,000.

In addition, each of Gaoling Fund, L.P. and YHG Investment, L.P (both controlled by Hillhouse) (collectively “the Hillhouse Entities”), is subject to certain lock-up obligations pursuant to the subscription agreement, as amended, with us. Each of the Hillhouse Entities shall not dispose of any of the ordinary shares purchased by Hillhouse Entities on December 17, 2020 within a 90-day period following December 17, 2020 to any person other than affiliates of the Hillhouse Entities, who shall be bound by the Hillhouse Entities’ lock-up obligations for the balance of each applicable lock-up period. Each of the Hillhouse Entities and their affiliates may directly or indirectly, place any charge, mortgage, lien, pledge, restrictions, security interest or other encumbrance in respect of the lock-up securities in connection with such Hillhouse Entity’s (or any of its affiliates’) margin loans, collars, derivative transactions or other such downside protection transactions to be entered into on or after the date of the subscription agreement. See Exhibit 10.15 to this registration statement on Form F-1 for more information on the related lock-up obligations.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

“Restricted securities” as that term is defined in Rule 144 under the Securities Act, may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after we became a reporting company, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares of the same class, represented by ADSs or otherwise, which immediately after this offering will equal 1,654,776 ordinary shares; or

•

the average weekly trading volume of our ordinary shares of the same class, represented by ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

UNDERWRITING

BofA Securities, Inc., Piper Sandler & Co. and Cantor Fitzgerald & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling shareholders, the number of ADSs set forth opposite its name below.

Underwriter	Number of ADSs
BofA Securities, Inc.	1,607,039
Piper Sandler & Co.	873,391
Cantor Fitzgerald & Co.	524,034
Needham & Company, LLC	209,614
CMB International Capital Limited	34,936
China Renaissance Securities (Hong Kong) Limited	34,936

Total	3,283,950

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Certain of the underwriters are not broker-dealers registered with the SEC. Therefore, to the extent they intend to make any offers or sales of ADSs in the United States, they will do so only through one or more registered broker-dealers in compliance with applicable securities law and regulations, and FINRA rules. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. China Renaissance Securities (Hong Kong) Limited is not a broker-dealer registered with the SEC and will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc. CMB International Capital Limited is not a broker-dealer registered with the SEC and may not make sales in the United States or to U.S. persons. CMB International Capital Limited has agreed that it does not intend to and will not offer or sell any of the ADSs in the United States or to any U.S. persons in connection with this offering.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs and the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus supplement. After the offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discounts and proceeds before estimated expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ADSs.

	Per ADS		No exercise of option		Full exercise of option
Public offering price	US$	54.0	US$	177,333,300	US$	203,933,160.00
Underwriting discounts and commission paid by selling shareholders	US$	3.24	US$	10,639,998	US$	12,235,989.60
Proceeds, before expenses, to selling shareholders	US$	50.76	US$	166,693,302	US$	191,697,170.40

The expenses of the offering, not including the underwriting discount, are estimated at US$755,100 and are payable by us. The underwriters have agreed to reimburse us and the selling shareholders for certain expenses up to approximately US$1.7 million related to this offering.

Option to Purchase Additional ADSs

Certain selling shareholders have granted an option to the underwriters, exercisable within 30 days of the date of this prospectus supplement, to purchase up to 492,590 additional ADSs at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, certain directors and certain selling shareholders have agreed, with certain exceptions including but not limited to the ADSs being offered in this prospectus supplement, during the period beginning on the date of the underwriting agreement and continuing through the close of trading on the date that is 90 days after the date of this prospectus supplement, not to (and will cause any of their family members not to), without the prior written consent of the representatives of the underwriters, which may withhold their consent in their sole discretion:

•

sell or offer to sell any ADSs, ordinary shares, or any options or warrants or other rights to acquire ADSs or ordinary shares or any securities exchangeable or exercisable for or convertible into ADSs or ordinary shares, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, ADSs or ordinary shares (the “related securities”), currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by such persons,

•	enter into any swap,

•

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any ADSs, ordinary shares or related securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or

•	publicly announce any intention to do any of the foregoing.

Certain exceptions to our lock-up agreement include, but are not limited to, (A) issuance and sale of, and/or filing of registration statements and/or effecting transactions related to offer and resale of, any ADSs or ordinary shares issued or to be issued pursuant to the subscription agreements (including the warrants thereof) we entered into in September 2020; (B) filing of registration statements related to the resale of the ADSs or ordinary shares by certain third parties pursuant to the call options substantially in the form of Exhibit 4 to Form Schedule 13D filed on September 14, 2020 by Hillhouse Capital Advisors, Ltd. relating to us; (C) filing of registration statements in connection with the resale of, any ADSs or ordinary shares by our directors and executive officers in private placements, if the aggregate offering amount is less than US$30,000,000 combined for all such private placements; and (D) announcement of an initial public offering of ADSs, ordinary shares or related securities on a recognized exchange outside of the United States.

Certain exceptions to the lock-up agreement of certain of our directors and certain selling shareholders include, but not are limited to, (A) in the case that the lock-up party is an officer or executive director of us the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of such lock-up party’s ADSs, ordinary shares or related securities and the transfer of ADSs, ordinary shares or related securities under such plan; (B) the transfers of ADSs, ordinary shares or related securities pursuant to agreements entered into prior to the date thereof; (C) in the case that the lock-up party is an officer or executive director of us, a private sale by such lock-up party of the ADSs and/or ordinary shares and (D) the pledge of, or grant of any security interest in, including but not limited to any transfer (as required by the pledgee or the creditor in relation to such pledge or granting of the security interest) of, no more than 3,224,777 ADSs (or equivalent amount of Ordinary Shares) by CBC Investment I-Mab Limited, 1,030,237 ADSs (or equivalent amount of Ordinary Shares) by C-Bridge II Investment Ten Limited, or 373,557 ADSs (or equivalent amount of Ordinary Shares) by C-Bridge II Investment Thirteen Limited, respectively; provided that in such cases under (A) and (C) only, the aggregate value of the ADSs, ordinary shares and related securities transferred in reliance on (A) and (C) shall not exceed US$30,000,000.

The representatives of the underwriters may, in their sole discretion and at any time or from time to time before the termination of the 90-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs or ordinary shares prior to the expiration of the lock-up period.

In addition, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs for any shareholders of our company (other than for persons that are not subject to the lock-up restrictions in the underwriting agreement) until after 90 days following the date of this prospectus supplement unless we consent to such deposit or issuance. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Nasdaq Global Market Listing

The ADSs are listed on the Nasdaq Global Market under the symbol “IMAB.”

Price Stabilization and Short Positions

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADS. However, the representatives, may engage in transactions that stabilize the price of the ADS, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADS in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADS in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of ADS made by the underwriters in the open market prior to the completion of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADS or preventing or retarding a decline in the market price of our ADS. As a result, the price of our ADS may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADS. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. Furthermore, the underwriters may not be able to engage in these transactions to stabilize the price of the ADSs.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the ADS on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of ADS and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our ADS to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

One of the directors of China Renaissance Holdings Limited, which wholly owns China Renaissance Securities (Hong Kong) Limited, one of the underwriters named herein, beneficially owns approximately 0.5% of our ordinary shares outstanding prior to this offering.

Pricing of the Offering

The public offering price was determined by negotiations between us, the selling shareholders and the representatives of the underwriters. Among the factors to be considered in determining the public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We cannot assure you that the offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus supplement or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required.

Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus supplement nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us, the selling shareholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the selling shareholders and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the selling shareholders, the underwriters and our respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with this offering, the underwriters are not acting for anyone other than us and the selling shareholders and will not be responsible to anyone other than us and the selling shareholders for providing the protections afforded to their clients nor for providing advice in relation to this offering.

United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Switzerland

The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us, the selling shareholders, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus supplement, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ADSs were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the ADSs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for the ADSs. This prospectus supplement does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

PRC

This prospectus supplement has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except to qualified domestic institutional investors pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus supplement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of shares by our Company and no stamp duty is payable on transfers of shares of our Company provided our Company does not hold any interest in land in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered as a Tax Resident Enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

Our PRC counsel, JunHe LLP, is of the opinion that, based on its understanding of the current PRC Laws and Regulations, I-Mab should not be considered as a PRC resident enterprise for PRC income tax purposes because I-Mab does not meet all of the above conditions. I-Mab is incorporated outside of China and it is not controlled by a PRC enterprise or PRC enterprise group. We have structured a clear management guideline in place to segregate the policy set up and business operating execution responsibilities in order to differentiate the effective control from our headquarter office and subsidiaries including record keeping and offshore work location plan. I-Mab is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” However, we cannot guarantee you that PRC tax authorities will not take a different view.

If the PRC tax authorities determine that I-Mab is a PRC resident enterprise for enterprise income tax purposes, our worldwide income could be subject to 25% enterprise income tax; and any dividends payable to non-resident enterprise holders of our common shares or ADSs may be treated as income derived from sources within China and therefore, subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise shareholders (including our ADS holders) upon the disposition of our common shares or ADSs may be treated as income derived from sources within PRC and therefore, subject to 10% income tax (or 20% in the case of non-resident individual shareholders or ADS holders) unless an applicable income tax treaty provides otherwise. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, certain information reporting requirements pursuant to section 1471 through 1474 of the Code, or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. This discussion, moreover, does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances or to investors subject to special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	investors who are not U.S. Holders;

•	investors who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value);

•	investors who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes; or

•	investors that have a functional currency other than the U.S. dollar;

all of whom may be subject to tax rules that differ significantly from those discussed below. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

No assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile for biopharmaceutical companies, such as ours, that have not yet achieved commercialization with respect to any of their products). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of becoming classified as a PFIC will substantially increase. Furthermore, prior to the commercialization of any of our drug candidates, interest and other passive income could constitute more than 75% of gross income for any taxable year. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our being or becoming a PFIC for the current or subsequent taxable years.

The discussion below under “—Dividends” and “—Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be reported as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”); (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the Nasdaq Global Market. We believe that the ADSs are readily tradable on an established securities market in the United States, and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance, however, that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of Treaty and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “—PRC Taxation” above. In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “––Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source income.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

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the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. We believe that the ADSs, but not our ordinary shares, will be treated as marketable stock because the ADSs are listed on the Nasdaq Global Market. However, we cannot guarantee that our ADSs will continue to be listed and traded on the Nasdaq Global Market. Furthermore, while we anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs to be sold in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by JunHe LLP and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and JunHe LLP with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the annual report on Form 20-F for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11th Floor, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, we file annual reports and other information with the SEC. Information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

This prospectus supplement is part of a registration statement that we filed with the SEC, using a “shelf” registration process under the Securities Act of 1933, as amended, or the Securities Act, relating to the securities to be offered. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to I-Mab and the securities, reference is hereby made to the registration statement and the prospectus contained therein. The registration statement, including the exhibits thereto, may be inspected on the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with or submit to the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of the accompanying prospectus. Information that we file with or submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously filed information. See “Incorporation of Certain Documents by Reference” in the accompanying prospectus for more information. All of the documents incorporated by reference are available at www.sec.gov under I-Mab, CIK number 0001778016.

Our annual report on Form 20-F for the fiscal year ended December  31, 2019 filed with the SEC on April 29, 2020, our current report on Form 6-K (Exhibit 99.1 of which contains our unaudited consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2020) we furnished to the SEC on February 5, 2021 and our current report on Form 6-K we furnished to the SEC on February 8, 2021 are incorporated by reference into the accompanying prospectus.

As you read the documents incorporated by reference, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document.

We will provide a copy of any or all of the information that has been incorporated by reference into the accompanying prospectus, upon written or oral request, to any person, including any beneficial owner of the securities, to whom a copy of this prospectus supplement is delivered, at no cost to such person. You may make such a request by writing or telephoning us at the following mailing address or telephone number:

I-Mab

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

Tel: +86 21-6057-8000

Attention: Investor Relations

PROSPECTUS

I-MAB

    Ordinary Shares

We may from time to time in one or more offerings offer and sell our ordinary shares, including ordinary shares represented by American depositary shares, or ADSs.

In addition, from time to time, the selling shareholders (if any) to be named in a prospectus supplement may offer and sell our ordinary shares held by them. The selling shareholders may sell shares of our ordinary shares through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of shares of our ordinary shares by the selling shareholders.

We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 50 of this prospectus.

The ADSs are listed on the Nasdaq Global Market under the symbol “IMAB.” On February 4, 2021, the last reported sale price of the ADSs on the Nasdaq Global Market was US$62.8 per ADS.

Investing in our securities involves a high degree of risk. You should carefully consider the “Risk Factors” which may be included in any prospectus supplement or are incorporated by reference into this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

We may offer and sell these securities to or through one or more agents, underwriters, dealers or other third parties or directly to one or more purchasers on a continuous or delayed basis. The names of any underwriters will be stated in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 5, 2021.

You should rely only on the information contained or incorporated by reference into this prospectus, in the applicable prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference into this prospectus and any prospectus supplement or in any free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS

We are a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide one or more prospectus supplements that will contain specific information about the offering and the terms of those securities. We may also add, update or change other information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information we file with the SEC. The registration statement on file with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. If there is any inconsistency between the information in this prospectus and any related prospectus supplement, you should rely on the information in the applicable prospectus supplement. Before you invest in any securities offered by this prospectus, you should read this prospectus, any applicable prospectus supplements and the related exhibits to the registration statement filed with the SEC, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each ten (10) ADSs represent twenty-three (23) ordinary shares;

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“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan, and “Greater China” does not exclude Hong Kong, Macau and Taiwan;

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“China Portfolio” refers to our investigational drugs of which we in-license Greater China rights from reputable global biopharmaceutical companies and rely on our own research and development capabilities to advance into pivotal clinical trials and commercialize in Greater China with an aim for near-term product launch;

•	“Global Portfolio” refers to our own proprietary novel or differentiated drug candidates that we are advancing towards clinical validation in the United States;

•	“I-Mab,” “we,” “us,” “our company” and “our” refer to I-Mab, a Cayman Islands exempted company, and its subsidiaries;

•	“RMB” refers to the legal currency of China;

•	“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to “the prospectus” are to this prospectus and the applicable prospectus supplement taken together.

We are not making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.

Our reporting currency is RMB. Unless otherwise noted, all translations from RMB to U.S. dollars in this prospectus are made at a rate of RMB6.7896 to US$1.00, the exchange rate in effect as of September 30, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB amounts could have been, or could be, converted into U.S. dollars at any particular rate, or at all. On January 29, 2021, the exchange rate was RMB6.4282 to US$1.00.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “future,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

•	the timing of initiation and completion, and the progress of our drug discovery and research programs;

•	the timing and likelihood of regulatory filings and approvals;

•	our ability to advance our drug candidates into drugs, and the successful completion of clinical trials;

•	the approval, pricing and reimbursement of our drug candidates;

•	the commercialization of our drug candidates;

•	the market opportunities and competitive landscape of our drug candidates;

•	the payment, receipt and timing of any milestone payments in relation to the licensing agreements;

•	estimates of our costs, expenses, future revenues, capital expenditures and our needs for additional financing;

•	our ability to attract and retain senior management and key employees;

•	our future business development, financial condition and results of operations;

•	future developments, trends, conditions and competitive landscape in the industry and markets in which we operate;

•	our strategies, plans, objectives and goals and our ability to successfully implement these strategies, plans, objectives and goals;

•	our ability to continue to maintain our market position in China’s biopharmaceutical and biotechnology industries;

•	our ability to identify and integrate suitable acquisition targets; and

•	changes to regulatory and operating conditions in our industry and markets.

The forward-looking statements included in this prospectus, in the documents incorporated by reference herein and in any prospectus supplement are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of the risk factors disclosed in this prospectus, in the documents incorporated by reference herein or in any accompanying prospectus supplement.

We would like to caution you not to place undue reliance on these forward-looking statements, and you should read these statements in conjunction with the risk factors disclosed herein, in the documents incorporated by reference herein or in any accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

OUR COMPANY

Overview

We are a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders.

We were founded to capture the opportunities presented by the confluence of two major developments—the emergence of an attractive and growing biologics market in China, and the revolutionary scientific breakthroughs in cancer and autoimmune disease medicines. We believe we are well-positioned to become a biotech leader in China because of our innovative discovery expertise, fit-for-purpose technology platforms, biomarker-enabled translational medicine capabilities, and clinical development capabilities. These integrated capabilities are further enhanced by our deep understanding of China’s biologics regulatory framework and our direct access to extensive pre-clinical and clinical trial resources in China. To date, we have developed an innovative pipeline of more than 10 clinical and pre-clinical stage assets through our internal research and development efforts and in-licensing arrangements with global pharmaceutical and biotech companies.

Commercial Opportunities in China and Our Unique Position

We are fully aware of the competitive and regulatory challenges we face as an innovative clinical stage biotech company based in China, including need to raise significant capital, significant competition from global and other China-based biopharmaceutical companies, less streamlined regulatory pathway compared to countries with long-established regulatory systems, and potential implementation challenges and uncertainties of the recent government reform of the drug approval system. However, with these challenges in mind, we have been mitigating the risks through our internal R&D system that integrates multi-functional aspects of our drug development process to proactively deal with some of the regulatory challenges mentioned above. Furthermore, through our Beijing office which focuses on regulatory matters, we have established an effective communication channel with the regulatory agencies to discuss and resolve various regulatory issues promptly and effectively. We see vast opportunities for immuno-oncology and autoimmune biologics therapies in China. First, both the incidence and mortality of cancers in China have been increasing in recent years and are outpacing those in the United States and the rest of the world. Second, many innovative biologics approved to treat cancer and autoimmune diseases in the United States and Europe are not yet available in China. Third, the Chinese government has implemented new policies and regulations to simplify the review and approval cycle of clinical trials and new drug applications to encourage biologics innovation. Fourth, there has been a continuous and rapid increase in personal disposable income in China coupled with ongoing improvement in basic national health insurance coverage, making innovative biologics more accessible to more Chinese patients.

We believe we are uniquely positioned as a China-based global player to tap into these vast commercial opportunities. This is best demonstrated by our short journey in becoming one of the top clinical stage immunology companies in China. For example, in 2018 and 2019, we are the only China-based biotech company recognized by Genetic Engineering & Biotechnology News (GEN) as a top 10 immuno-oncology start-up in the world. To date, our research and development capabilities encompass discovery, translational medicine, biologics CMC development, pre-clinical development and clinical development with footprints in Shanghai, Beijing and the United States. We are now at a critical juncture to transition from a clinical stage biotech company into a fully integrated end-to-end global biopharmaceutical company in the next few years.

Our Unique Business Model

To achieve our mission and capitalize on these commercial opportunities, we have developed a business model built on two pillars: a fast-to-market China strategy and a fast-to-PoC (proof of concept) global strategy.

Fast-to-Market China Strategy

Our fast-to-market China strategy focuses on seeking opportunities to in-license the development and commercialization rights of investigational drugs from global biopharmaceutical companies for Greater China. We only select investigational drugs that have the potential to become novel or highly differentiated medicines. Through our substantial in-house research and development efforts, we build additional data packages to meet the requirements of the National Medical Products Administration (the “NMPA”) to ensure programs are ready for late-stage or registrational clinical development. Our internal development capabilities combined with our deep insight into China’s regulatory framework and our clinical network enable us to efficiently navigate through the drug development process to registration. To date, we have built an innovative China Portfolio consisting of five investigational drugs with an aim for near-term product launch. All of these investigational drugs have met the related pre-set safety and preliminary efficacy endpoints in Phase 1 or Phase 2 clinical trials in Europe, the United States or elsewhere and are either in or ready for Phase 2 or Phase 3 clinical trials in China. Set forth below is a summary of the latest development status of the anchor assets in our China Portfolio:

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For felzartamab (TJ202), a differentiated anti-CD38, we are conducting two parallel registrational trials as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track, and we expect to submit an NDA to the NMPA in 2021.

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For eftansomatropin (TJ101), a differentiated long-acting growth hormone, in September 2020, the NMPA approved our IND application for a registrational Phase 3 trial in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021.

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For enoblituzumab, a humanized antibody directed at B7-H3, in the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory.

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For efineptakin (TJ107), a long-acting interleukin 7, we obtained regulatory clearance from the NMPA in April 2020 to initiate a Phase 2 clinical trial in glioblastoma multiforme (GBM) patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021.

As a result, the investigational drugs in our China Portfolio are positioned for a series of new drug applications (NDAs) in China with the submission of the first NDA expected in 2021.

Fast-to-PoC Global Strategy

Our fast-to-PoC global strategy focuses on advancing our own novel or differentiated biologics towards clinical validation in the United States. First, we seek PoC of these drug candidates in the United States by conducting early phase clinical trials with a set of safety and efficacy endpoints and leveraging the FDA’s streamlined regulatory system for innovative drug development, including a predictable timeline towards IND approval. Second, we will use the data generated to advance clinical development in China, which we believe confers several advantages, including access to China’s large patient pool, extensive clinical trial resources through collaborations with leading hospitals in China, and a regulatory pathway for fast-track approval of drugs supported by solid overseas clinical data. Building on this approach, we may out-license the global rights (excluding Greater China) of these investigational drugs following clinical validation in the United States, while retaining the Greater China rights for further development and commercialization. We believe this approach will allow Chinese patients to benefit from our most advanced treatments concurrently or soon after their market approvals elsewhere. To date, we have created a Global Portfolio that consists of two molecular classes—monoclonal antibodies and bi-specific antibodies, which are internally generated. They are highly innovative molecules compared to global competitor assets in the same or related classes of drug candidates. Set forth below is a summary of the latest development status of the anchor assets in our Global Portfolio:

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For lemzoparlimab (TJC4), a differentiated anti-CD47, the topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS), and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

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For uliledlimab (TJD5), a differentiated anti-CD73, we have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.

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For plonmarlimab (TJM2), an anti-GM-CSF, we have completed a single-dose first-in-human study in healthy volunteers in the United States. It is the first antibody of its class entering clinical development in China. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in patients with rheumatoid arthritis (RA). We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where GM-CSF is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy. In addition, since the COVID-19 outbreak, we have sprung into action to prioritize plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe COVID-19, in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States.

These two strategies and the resulting two portfolios complement each other. This enables us to achieve a balance among our ambition to develop novel or highly differentiated drugs, our goal to efficiently advance our pipeline assets towards commercialization and the inherent development risks. With this goal in mind, we are also aware that the intended novelty and key differentiation of our investigational drugs or drug candidates are subject to pivotal clinical validation and approval by the relevant regulatory authorities. There is no assurance that any such investigational drug or drug candidate will receive regulatory approval.

Our Capabilities

Our Innovative Discovery Expertise

Built by an elite group of seasoned immunologists with extensive academic research and drug development experience, our discovery engine has generated a panel of internally developed innovative drug molecules in a short span of five years. Among them, 12 innovative drug molecules have met our standard of novelty or high differentiation and have advanced toward further development. This achievement is a testament to our discovery team’s acumen and technical prowess in translating target biology into points of innovation or differentiation.

The discovery of lemzoparlimab showcases our innovative research capabilities. Not settling on performing routine or traditional antibody screening, we set a specific goal to identify and select a unique CD47 antibody that is free from binding to red blood cells (RBC) from all CD47 antibody leads. As a result, we selected by design, our proprietary CD47 antibody (TJC4) with a rare epitope that spares binding to RBCs as a differentiation point from other CD47 antibodies that typically cause inherent hematologic side effects. The topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Therefore, we believe that lemzoparlimab, if approved, will be a potentially highly differentiated anti-tumor CD47 antibody with the advantage of minimizing hematologic side effects.

Another example of our R&D capability relates to our novel bi-specific antibody panel that represents a new wave of oncology drug candidates. We created novel biological properties of these bi-specific antibodies that are capable of enriching immune cells in tumors through dual targeting of PD-L1 and immune cells for a synergistic anti-tumor effect. These bi-specific drug candidates have been shown to exhibit unique properties that render tumors more responsive to treatment. Our discovery expertise, when combined with our “fit-for-purpose” antibody engineering technology platforms, becomes a powerful engine of innovation to create novel molecules.

Our Fit-for-Purpose Technology Platforms

Our proprietary antibody engineering platforms enable us to accurately capture the biological properties of bi-specific antibodies and retain good manufacturability and druggability of the molecules. To date, we have eight novel pre-clinical stage bi-specific drug molecules. In addition to our own bi-specific antibody platform, we partnered with ABL Bio and WuXi Biologics to access their antibody engineering platforms in order to increase the probability of success, as different molecular configurations require different technologies. Furthermore, our proprietary antibody-cytokine technology has enabled another form of bi-specific antibodies such as TJ-L1I7 and TJ-C4GM that link a tumor-engaging antibody with an immune-modulatory cytokine. Superior to monoclonal antibodies or cytokines alone, this class of bi-specific antibodies has demonstrated unique properties of concentrating the drug molecules in tumors for a desired target effect with reduced systemic toxicity of cytokines or creating biologic synergy that can potentially translate into better treatment outcome.

Our Biomarker-Enabled Translational Medicine Capabilities

As we focus on developing innovative drug molecules, the ability to apply relevant biomarkers that link a drug response to treatment effects is critical for early-stage clinical trials of our investigational drugs. This translational medicine capability requires cross-functional knowledge and unique skills to link the target biology of an investigational drug to clinical responses. We have been developing tailor-made biomarkers for each of our investigational drugs, which are used to select potential responders, predict and measure target engagement, support dose determination and enable timely informed decisions on advancing our assets to the next phase of clinical development. For example, for the development of uliledlimab, we intend to use CD73 in tumor tissue in combination with other tumor biomarkers to stratify potential target patient populations in our clinical trial. To that end, we have developed assays to measure CD73 expression and activity in tumor tissues. Furthermore, we have developed specialized assays to measure uliledlimab drug concentrations in tumor tissues. By linking drug concentration with its activity in the same tumor location, these data help us determine appropriate dose selection for further clinical studies.

Our Clinical Development Capabilities

Our clinical development is led by a global team of clinical scientists, industry physicians and experts in portfolio management, quantitative science, clinical operations, drug safety and quality control. Our clinical team accounts for approximately 80% of our entire R&D organization’s headcount and 80% of our budget allocation. The skillset of our clinical development team is highlighted by a combination of extensive global pharma, local drug development and operation experiences with clinical networks in China and the United States. The team is driven by high ethical standards, with passion for improving the lives of patients.

Our team has the ability to integrate internal core development functions to conduct global and local clinical trials. We also effectively leverage external resources, including clinical contract research organizations, academic clinical centers and/or networks, and global pharmaceutical or biotech partnerships. Furthermore, we have established and implemented a robust internal clinical governance system and processes to safeguard patient safety and data integrity. Our current clinical development functions and teams are strategically based in Shanghai, Beijing, and the United States to cover Phase 1 through Phase 3 clinical trials in China and early-stage clinical trials in the United States.

Our clinical development capabilities are best demonstrated by the rapid implementation of 11 clinical trials, including one completed trial in the United States and ten on-going Phase 1/2 or registration trials in the United States and China in the past three years. To ensure regulatory approval and subsequent product launch as currently planned, we strive to reach the following critical clinical milestones by early 2021: 11 active clinical programs consisting of two Phase 3 or registrational trials in China, three Phase 2 trials and six Phase 1/2 trials in the United States and China.

Our Global Strategic Collaborations

We have established an excellent track record of in-licensing and out-licensing deals with our global and regional partners. These in-licensing deals enable us to acquire multiple innovative clinical stage assets with favorable clinical data packages. We have quickly built our China Portfolio through in-licensing deals with global biotech partners, including MorphoSys, Genexine, MacroGenics and Ferring (as the sublicensee under our agreement with Ferring related to olamkicept). Over the past three years, we have established more than 10 global and regional partnerships with reputable pharma or biotech companies. Our partners selected us among many China-based companies with the belief that we are an ideal partner in China given our strength in science and drug development capability, our outstanding track record of execution demonstrated by rapidly progressing drug development programs in China and the United States, and our vision and network to tap into business opportunities and China’s growing pharmaceutical market. For example, MorphoSys, MacroGenics and Genexine all stated that we are an ideal or the best partner in China in their press releases or public announcements. The out-licensing deals enable us to streamline our pipeline, focus our resources on the most valuable assets in the most desirable territories and build strategic alliances with leading global biopharmaceutical companies. In addition, we seek co-development opportunities to share development costs, risks and territorial commercial rights with our partners. In the past several years, we have out-licensed four assets and initiated multiple co-development programs with partners such as ABL Bio, MSD, Roche and Junshi and WuXi Biologics. The revenue from out-licensing and co-development deals is expected to continue to grow as our pipeline progresses.

Global Strategic Partnership with AbbVie

In September 2020, we, through I-Mab Biopharma Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of our company, entered into a broad global strategic collaboration with AbbVie Ireland Unlimited Company (“AbbVie”), a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab. We retain all rights to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47) in Mainland China, Hong Kong and Macau. AbbVie will conduct further global clinical trials (which we may elect to co-fund) to evaluate lemzoparlimab in multiple cancers. This deal also allows for potential collaboration on future CD47-related therapeutic agents, including CD47-based bispecific antibodies and combination therapies with lemzoparlimab and AbbVie’s venetoclax (Venclexta®). Each party will have the opportunity, subject to rights of first negotiation to further licenses, to explore certain of each other’s related CD47-antibody programs in their respective territories. In addition, we and AbbVie will share manufacturing responsibilities, with AbbVie being the primary manufacturer for supply outside of Mainland China, Hong Kong and Macau and us being the primary manufacturer for supply in Mainland China, Hong Kong and Macau. We believe that this collaboration will accelerate the establishment of our commercial production operations in China.

Pursuant to this collaboration, AbbVie has paid us an upfront payment of US$180 million. Additionally, in connection with the recently released clinical data from the Phase 1 trial of lemzoparlimab in the United States, we expect to be paid a first milestone payment of US$20 million. We will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties from low double-digit percentages on global net sales outside of Mainland China, Hong Kong and Macau. In addition, AbbVie has a license and right of first negotiation to further develop and commercialize two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by us and we cannot commercialize products containing these two additional lemzoparlimab-based bispecific antibodies outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion.

This strategic collaboration with AbbVie reinforces our internal research and development capabilities and our leading position in immuno-oncology and enables us to realize the full potential of our innovation. By leveraging the combined development strength of our company and AbbVie, we aim to speed lemzoparlimab to market for patients in need around the world.

Our Drug Pipeline

The chart below summarizes the development status of our drug pipeline.

Notes:

*

(i) for felzartamab (TJ202), we are conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track, and we expect to submit an NDA to the NMPA in 2021. In addition, we submitted an IND application to the NMPA in October 2019 for a Phase 1b trial for felzartamab in SLE; (ii) for eftansomatropin (TJ101), in September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021; (iii) for enoblituzumab, we expect to submit an IND application in 2021 for a Phase 2 trial; (iv) for efineptakin (TJ107), we have obtained regulatory clearance from the NMPA to initiate a phase 2 clinical trial in GBM patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021; and (v) for olamkicept (TJ301), we are conducting an ongoing Phase 2 clinical trial in patients with active ulcerative colitis. The enrollment of this trial is complete and topline data are expected to be released by early 2021.

**

We were collaborating with Everest Medicines Limited (“Everest”) to co-develop and commercialize felzartamab in Greater China for all indications in hematologic oncology. Everest was primarily responsible for sharing with us, by the proportion of 75% for Everest and 25% for us, the development costs of felzartamab. On November 4, 2019, we and Everest terminated the collaboration agreement (including all the supplements and amendments thereto) with respect to the co-development and commercialization of felzartamab in Greater China. Upon the termination, Everest will not retain any rights or entitlements to develop or commercialize felzartamab or any economic interest in its commercialization. All intellectual property rights in respect of felzartamab arising from its development under the collaboration agreement are vested and owned by us, and we hold all intellectual property rights and have maximum flexibility to further develop, manufacture and commercialize felzartamab in Greater China. In consideration of the above arrangements, we issued a total value of US$37.0 million of ordinary shares (the “CPP Shares”) to Everest, representing Everest’s historical contribution to our collaboration and the associated time cost. The CPP Shares were issued concurrently with the completion of our initial public offering in January 2020, at a per share price equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio.
***

Our bi-specific antibody panel consists of (i) six PD-L1-based bi-specific antibodies, including TJ-L1C4 (PD-L1 × CD47), TJ-L1A3 (PD-L1 × LAG3), TJ-L1H3 (PD-L1 × B7-H3), TJ-L14B (PD-L1 × 4-1BB), TJ-L1T6 (PD-L1 × T1G1T) and TJ-L1I7 (anti-PD-L1 × IL-7 cytokine), (ii) TJ-C4GM (anti-CD47 × GM-CSF cytokine), and (iii) TJ-CLDN4B (Claudin 18.2 × 4-1BB).

Highlights of Our Fast-to-Market China Portfolio

Our fast-to-market China strategy is demonstrated by our China Portfolio, which consists of novel or highly differentiated investigational drugs. Felzartamab, efineptakin, enoblituzumab and eftansomatropin are the four anchor assets in our China Portfolio. While we have been diligently pursuing our fast-to-market China strategy, we are aware that there is no assurance that we will always be successful in commercializing any of our product candidates in our China Portfolio in an accelerated manner.

Felzartamab is a differentiated CD38 antibody originally developed by MorphoSys that meets the pre-set clinical safety and preliminary efficacy endpoints from a clinical trial conducted in the European Union (EU). In-licensed from MorphoSys, felzartamab is being developed to address the current unmet needs and commercial opportunities in China for multiple myeloma and potentially autoimmune diseases, such as SLE. We own an exclusive license to develop felzartamab in Greater China. We believe felzartamab, if approved, is potentially highly differentiated compared with the currently marketed CD38 antibody. First, under a similar pre-medication condition with dexamethasone, anti-pyretics and anti-histamines, felzartamab has demonstrated a significantly shorter infusion time and lower infusion reaction rate. Second, unlike the currently marketed CD38 antibody, felzartamab does not down-regulate CD38 expression on the surface of bone marrow myeloma cells in vitro, maintaining sensitivity of myeloma cells to felzartamab for repeated treatments. We are conducting two parallel registrational trials with felzartamab as a third-line monotherapy and as a second line combination therapy with lenalidomide, both in patients with multiple myeloma in Greater China. The recruitment progress for these two trials remains on track. We aim to submit an NDA for felzartamab as a third-line monotherapy in 2021, followed by another NDA submission for felzartamab as a second-line combination therapy. Moreover, we believe felzartamab has great market potential in the treatment of pathogenic antibody-mediated autoimmune diseases, such as SLE, where there is a significant unmet need for more effective therapies. We submitted an IND application to the NMPA in October 2019 for a Phase 1b trial for felzartamab in SLE.

Efineptakin is the first long-acting recombinant human IL-7 known to boost cancer-fighting T lymphocytes by increasing their number and function and is being developed as a potential oncology investigational drug. The clinical safety and effect of efineptakin on T cells have been investigated in multiple previous and ongoing clinical trials in South Korea and the United States. Efineptakin is being positioned to address a huge unmet medical need in oncology. First, efineptakin can be an oncology-care agent to treat cancer treatment-related lymphopenia (low blood lymphocyte levels), a common condition that occurs in cancer patients who have received chemotherapy or radiation therapy, and there is no approved treatment for this condition. This condition causes further damage to patients’ already compromised immune system and weakens its ability to fight cancers. Second, efineptakin has been shown to synergize with a PD-1 antibody in a tumor animal model potentially through increased T lymphocyte activation and proliferation. In May 2020, we obtained regulatory clearance from the NMPA to initiate a phase 2 clinical trial with efineptakin in GBM patients with lymphopenia. We had the first patient in on December 31, 2020 and the first patient dosed on February 4, 2021. We are coordinating our study globally with Genexine, which is conducting a Phase 2 clinical trial in South Korea and parallel clinical trials in the United States towards clinical PoC.

Enoblituzumab is a humanized antibody directed at B7-H3, a member of the B7 family of T cell checkpoint regulators that is widely expressed across multiple tumor types and plays a key role in the regulation of immune response against cancers. Similar to other inhibitors of the B7 family such as PD-L1, targeting B7-H3 potentially provides a treatment option for a variety of cancers expressing B7-H3. Enoblituzumab was originally developed by MacroGenics, and we own the Greater China rights of this investigational drug. In multiple clinical trials conducted by MacroGenics, when combined with pembrolizumab in recurrent or metastatic squamous cell carcinoma of the head and neck (“SCCHN”) and non-small cell lung cancer (“NSCLC”), enoblituzumab has shown favorable clinical results that warrant further investigation. In the first quarter of 2021, MacroGenics expects to initiate a Phase 2 study of enoblituzumab in a chemo-free regimen in combination with either retifanlimab (an investigational PD-1 antibody) in front-line patients with SCCHN who are PD-L1 positive or with tebotelimab (an investigational PD-1 x LAG-3 bispecific DART® antibody) in SCCHN patients who are PD-L1 negative. We expect to participate in a subsequent Phase 3 global study if and when initiated, as we deem appropriate. In addition, considering the dynamic regulatory environment and evolving clinical practice, we have been continually refining the development of enoblituzumab in our territory. Further clinical development may be planned together with MacroGenics to extend to other cancer indications in China and/or globally.

Eftansomatropin is a potentially highly differentiated long-acting human growth hormone that is being developed as a weekly treatment for pediatric growth hormone deficiency as compared to currently available daily regimens of recombinant human growth hormone (“rhGH”). Eftansomatropin was originally developed by Genexine, and we own the Greater China rights of this product, which has the potential to address an important clinical need and to cover a significant market gap in pediatric growth hormone deficiency. In a previous Phase 2 trial conducted by Genexine in South Korea and the EU, both weekly and bi-weekly administration of Eftansomatropin demonstrated similar therapeutic effects to daily injection of Genotropin, a short-acting rhGH. In September 2020, the NMPA approved our IND application for a registrational Phase 3 trial of eftansomatropin in pediatric growth hormone deficiency (PGHD). We expect to initiate this trial in the first quarter of 2021.

Highlights of Our Fast-to-PoC Global Portfolio

Our fast-to-PoC global strategy is demonstrated by our Global Portfolio, which mainly consists of our internally developed novel or differentiated biologics. Our Global Portfolio focuses on two molecular classes—monoclonal antibodies and bi-specific antibodies. While we have been diligently pursuing our fast-to-PoC global strategy, we are aware that there is no assurance that we will always be successful in achieving PoC or pivotal development milestones for any of our product candidates in our Global Portfolio in an accelerated manner.

Monoclonal antibodies—Among the five monoclonal antibody drug candidates, lemzoparlimab (TJC4), uliledlimab (TJD5) and plonmarlimab (TJM2) are in clinical development.

Lemzoparlimab is an internally discovered, fully human monoclonal antibody targeting CD47, which is one of the most promising immuno-oncology targets after PD-1/PD-L1. Blocking CD47 activates tumor-engulfing macrophages, a component of the innate immune system as an important cancer-fighting mechanism. CD47 antibodies are being actively pursued in clinical trials by a few global companies. However, current development efforts on CD47 antibody drugs are hampered by hematologic side effects (such as anemia) due to binding to human RBCs. For example, at least two clinical trials conducted by other companies have been suspended. Unlike competitor investigational drugs, lemzoparlimab is a rare antibody originally selected, by design, to purposefully avoid or minimize binding to RBCs while maintaining a high antibody affinity and tumor killing properties. Lemzoparlimab’s unique property of minimal RBC binding and no significant hematologic changes has been extensively validated in a whole series of robust in vitro assays and non-human primate studies. In a GLP toxicology study involving 40 monkeys, no hematologic side-effects were seen even with repeated injections of 100 mg/kg doses. This unique property may enable lemzoparlimab to be used safely in a broader patient population to explore its treatment potential in cancers, differentiating it from other clinical stage lemzoparlimab investigational antibody drugs. Notably, the topline results of the recently completed Phase 1a dose escalation monotherapy trial in the United States have demonstrated the differentiated profile of lemzoparlimab in drug safety and favorable pharmacokinetics in cancer patients. The key findings include: (i) lemzoparlimab was well tolerated up to 30 mg/kg on a weekly basis without priming dosing strategy, and no dose-limiting toxicity and no clinical or laboratory evidence of hemolytic anemia were observed throughout; (ii) lemzoparlimab PK appears to be linear at mid to high dose levels following a single dose with no significant “sink effect” and (iii) one confirmed Partial Response (PR) was observed in the 30 mg/kg cohort (N=3), and this patient had failed prior treatments with checkpoint inhibitors. Three patients achieved Stable Disease (SD). Therefore, we believe that lemzoparlimab, if approved, will be a potentially highly differentiated anti-tumor CD47 antibody with the advantage of minimizing hematologic side effects. In September 2020, we received the NMPA approval for a Phase 1 clinical trial of lemzoparlimab in relapsed or refractory advanced lymphoma in China as part of the ongoing international multi-center trial. In addition, lemzoparlimab is being evaluated in a Phase 1/2a clinical trial in China in patients with relapsed or refractory acute myeloid leukemia (r/r AML) or myelodysplastic syndrome (MDS), and we anticipate reporting top-line results in early 2021. We have also entered into a clinical trial collaboration and supply agreement with Merck Sharp & Dohme Corp, or MSD, through a subsidiary, under which we will sponsor a Phase 1 clinical trial in the United States evaluating lemzoparlimab in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in patients with multiple types of solid tumors. In September 2020, we granted AbbVie a global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47), and we will retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau.

Uliledlimab is an internally developed, humanized inhibitory antibody against human CD73. CD73 is a homodimeric enzyme expressed in tumors and plays a critical role in suppressing immune cells in tumor micro-environment. Uliledlimab displays sub-nanomolar binding affinity to CD73 and inhibits its nucleotidase activity. In vitro, uliledlimab completely reversed the AMP- or tumor cell-mediated suppression of T cells. In vivo, when combined with a PD-L1 antibody, uliledlimab exhibited a superior or synergistic inhibitory effect on tumor growth. The key differentiation of uliledlimab when compared to some of the other clinical stage antibodies of the same class, is related to its novel epitope, which works through a unique intra-dimer binding mode, resulting in a complete inhibition of the enzymatic activity and avoiding the aberrant pharmacological property known as the “hook effect.” With this particular mode of action, uliledlimab, if approved, has the potential to become a highly differentiated CD73 antibody. We have completed the initial assessment of the clinical trial in the United States as a single agent and in combination with atezolizumab (TECENTRIQR), a PD-L1 antibody marketed by Roche, in patients with advanced solid tumors. Topline results from a clinical study under contract with TRACON show that uliledlimab is safe and well tolerated at the dose range evaluated and demonstrate clinical activity in patients with advanced solid tumors. We are scheduled to submit an abstract to ASCO for the 2021 annual meeting. In China, we are conducting a Phase 1/2 clinical trial to evaluate uliledlimab in patients with advanced solid tumors. The first patient in the single agent study was dosed in May 2020. The first patient in the combination study was dosed on February 3, 2021. This Phase 1/2 study is a multicenter, open-label, dose escalation and cohort expansion study, which will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics and efficacy of uliledlimab, and determine a recommended dose for further planned clinical studies of its efficacy and safety as a single agent and in combination with standard dose of toripalimab (TUOYIR) in patients with advanced or metastatic cancers who are refractory to or intolerant of all available therapies. We have been able to accelerate the Phase 1/2 trial in China by leveraging data from the ongoing Phase 1 clinical study of uliledlimab in the United States, which is a testament to our global clinical development capabilities and well-executed pipeline strategies.

Plonmarlimab is an internally discovered neutralizing antibody against human granulocyte-macrophage colony-stimulating factor (“GM-CSF”), an important cytokine that plays a critical role in chronic inflammation and destruction in autoimmune diseases such as rheumatoid arthritis (“RA”). Plonmarlimab is a humanized IgG1 that displays high affinity binding to GM-CSF and blocks its signaling and downstream effects. Plonmarlimab is being developed for the treatment of autoimmune and inflammatory diseases, including RA and cytokine release syndrome (“CRS”). We have completed a single-dose first-in-human study in healthy volunteers in the United States. In China, plonmarlimab is the first antibody of its class entering clinical development. We dosed the first patient in a Phase 1b study of plonmarlimab in August 2020 in patients with rheumatoid arthritis (RA) in China. We may expand plonmarlimab to other autoimmune and inflammatory indications with high unmet medical need, where GM-CSF is known as a pathogenic cytokine in disease activity and progression. If approved, plonmarlimab is expected to provide an effective treatment option as a disease-modifying anti-rheumatic drug (“DMARD”) therapy. In addition, since the COVID-19 outbreak, we have sprung into action to prioritize plonmarlimab in response to the urgent medical needs. In May 2020, we announced preliminary results from part 1 of a clinical study in the United States of plonmarlimab in patients with cytokine release syndrome (CRS) associated with severe COVID-19, in which plonmarlimab was found to be well tolerated. We are currently conducting part 2 of this clinical trial to evaluate the efficacy, safety and cytokine levels following a single dose of 6 mg/kg plonmarlimab or placebo (standard care) in patients with severe COVID-19. We are currently in discussion with the FDA to finalize the plan for plonmarlimab in relation to clinical development and potential registration in the United States.

TJ210 is a novel monoclonal antibody directed at C5aR for cancers through a partnership with MorphoSys. In September 2020, the FDA has cleared the IND application for TJ210 to initiate a Phase 1 clinical trial. The trial is designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of TJ210 and is expected to commence by early 2021. We plan to work jointly with MorphoSys to develop this asset.

Bi-specific antibody panel—This novel antibody class represents an emerging and fast-moving area of new drug discovery. Bi-specific antibodies are typically constructed to have a dual specificity of two selected antibodies or combined properties of an antibody linked with a cytokine, previously called an immune-cytokine. However, despite the recent success of checkpoint inhibitors, clinical efficacy of these drugs has been unsatisfactory. It is estimated that over 60% of cancer patients, including those with melanoma, renal cell cancer, colorectal cancer, non-small cell lung cancer, urothelial cancer and head and neck squamous cell carcinoma, do not respond to PD-1/PD-L1 monotherapies. In addition, some patients develop resistance after initial treatment with these therapies. As a result, the standard of care today leaves many cancer patients underserved. There is consensus among cancer immunologists that tumors that do not respond to PD-1/PD-L1 treatment have poor immunologic features, such as an absence or paucity of tumor-fighting immune cells or the presence of dysfunctional immune cells within the tumors, collectively known as “cold tumors.” We believe that PD-1/PD-L1 non-responders can be better treated with novel bi-specific antibodies. The unique and superior properties of these bi-specific antibodies over PD-L1 inhibitors alone stem from a second targeting component attached to the PD-L1 antibody moiety of the bi-specific molecules, thereby enabling them to elicit a sufficient immune response and converting a “cold tumor” to an immune-active “hot tumor.” Such unique properties of bi-specific antibodies cannot be substituted by a combination of the PD-L1 antibody with a selected second component (either cytokine or antibody) in a free form. The underlying mechanism is such that the second component must be structurally integrated with the tumor-engaging PD-L1 antibody in order to concentrate and function inside the tumor, which cannot be readily achieved by the two free agents used in combination.

We have successfully generated a panel of bi-specific antibodies in which our proprietary PD-L1 antibody acts as the backbone (the first signal) and is linked with various second components (the second signal), including, but not limited to, a 4-1BB agonist antibody (TJ-L14B), a B7-H3 antibody (TJ-L1H3), a CD47 antibody (TJ-L1C4) and an IL-7 cytokine (TJ-L1I7), which are shown to work with the PD-L1 backbone in various assays and cancer animal models. This unique panel of bi-specific antibodies is only made possible by our proprietary and partnered antibody engineering technologies and the availability of our proprietary monoclonal antibodies. Furthermore, we have generated two other bi-specific antibodies (TJ-C4GM and TJ-CLDN4B) that are tailor-made to function as novel fortified antibodies by linking lemzoparlimab with an engineered GM-CSF cytokine for the treatment of solid tumors and by linking our Claudin 18.2 antibody with a 4-1BB antibody as a unique gastric cancer treatment agent that only activates T cells conditionally upon tumor engagement. All bi-specific antibodies have been validated in a series of robust in vitro and in vivo studies for biology proof-of-concept, providing a solid basis for clinical validation in cancer patients.

Our Strategies

Moving forward, we strive to become a fully integrated end-to-end global biopharmaceutical company whose capabilities encompass drug discovery, GMP manufacturing, pre-clinical and clinical development and commercialization. To achieve this goal, we intend to pursue the following strategies.

Rapidly advance our China Portfolio towards commercialization

We intend to pursue the most efficient pathway to NDA approval for the investigational drugs in our China Portfolio. In the next 12 months, we expect to make significant advances with our China Portfolio. Most of the clinical assets of our China Portfolio are expected to undergo Phase 2, Phase 3 or registrational clinical trials in 2021. We plan to submit NDAs to the NMPA for our China Portfolio products in sequence from 2021 to 2024. With respect to commercialization capabilities, we plan to initially partner with a specialty pharmaceutical company that has existing commercial capabilities and infrastructure in China to jointly market our leading products. Once we have acquired commercial experience and developed a distribution network, we plan to build a robust internal sales and marketing platform.

Expand our research and development capabilities and footprint in the United States to advance our Global Portfolio

As part of our global strategy, we plan to expand our research and development capabilities in the United States to include regulatory affairs, translational medicine, drug formulation and clinical operations. These specific research and development functions in the United States are complementary to and an integral part of our overall research and development capabilities to support clinical development of our Global Portfolio. Currently, three of our investigational antibody drugs (lemzoparlimab, uliledlimab and plonmarlimab) are in clinical trials in the United States. We aim to continue advancing the ongoing clinical trials to Phase 2 for clinical validation and to initiate multiple new clinical programs by 2022 in the United States. In addition, we intend to expand our operational footprint in the United States to create an independent multi-functional business entity covering global business development, investor relations and corporate communications and other operational capabilities. We are in the process of assembling an integrated management team with global experience and extensive track record dedicated to overseeing our operations in the United States.

Build our manufacturing capabilities

We believe it is strategically important and advantageous that we own and control our GMP manufacturing process in order to ensure quality, secure production slots and maximize cost-effectiveness for clinical trial materials and commercial supplies. We intend to build a comprehensive biologics manufacturing facility in Hangzhou, China (the “Hangzhou Facility”) as part of our strategic plan to become a fully integrated biopharma company. We have taken concrete steps to execute this plan. These steps include detailed operational planning for the facility, actions taken to secure an appropriate site, and negotiations with external financing providers. The Hangzhou Facility targets to have a pilot capacity of 2 production lines (1 line configured with 2 x 2,000L and another line with 1 x 2,000L) by the end of 2021 and commercially progressive capacity up to 8 x 4,000L to begin operation by the end of 2023. Construction is expected to commence in April 2021 and ready for use by the end of 2023. The project will be financed by a combination of internal and external sources. In September 2020, a group of domestic investors in China invested a total of US$120 million (in RMB equivalent) in cash. Upon closing, I-Mab Hangzhou became an affiliate of us. We, through our wholly owned subsidiary and parties acting in concert, remain the majority shareholder of I-Mab Biopharma (Hangzhou) Limited (“I-Mab Hangzhou”), the entity holding the Hangzhou Facility, and retain a managing role and take full control to build and operate the manufacturing facility. We plan to prioritize our therapeutic focus and resources on immuno-oncology in our global ambition to become a leading immuno-oncology company. This goal has been accelerated by our recent global strategic collaboration with AbbVie and its commercialization plan for the initial oncology products. I-Mab Hangzhou is positioned to provide manufacturing capabilities for us, as well as the continued development of selected biologics assets that are non-essential to our immuno-oncology focus, i.e. olamkicept, plonmarlimab (excluding cytokine release syndrome indications) and a few pre-clinical CMC-stage programs. We believe that this strategic alignment is necessary to maximize the pipeline value and balance the development risk for us.

Maximize the value of our pipeline

In addition to our successful in-licensing efforts, we have established a good track record of out-licensing collaborations and co-development partnerships. For the years ended December 31, 2017, 2018 and 2019, we recorded revenues of RMB11.6 million, RMB53.8 million and RMB30.0 million from upfront and milestone payments through three out-licensing deals, respectively. We have reached cost-sharing co-development deals for some of our drug candidates with multiple global and regional partners. In September 2020, we, through I-Mab Biopharma Co., Ltd. and I-Mab Biopharma US Limited, each a wholly-owned subsidiary of our company, entered into a broad global strategic collaboration with AbbVie Ireland Unlimited Company (“AbbVie”), a leading global, research-based biopharmaceutical company. Pursuant to this collaboration, we grant AbbVie an exclusive global license, excluding Mainland China, Hong Kong and Macau, to develop and commercialize lemzoparlimab (as well as certain other compounds directed against CD47). We retain all rights to develop and commercialize lemzoparlimab in Mainland China, Hong Kong and Macau. Pursuant to this collaboration, AbbVie has paid us an upfront payment of US$180 million. Additionally, in connection with the recently released clinical data from the Phase 1 trial of lemzoparlimab in the United States, we expect to be paid a first milestone payment of US$20 million. We will also be eligible to receive up to US$1.74 billion in further success-based development, regulatory and sales milestone payments for lemzoparlimab, of which US$840 million are based on clinical development and regulatory approval milestones, with the remainder based on commercial milestones. Upon commercialization of lemzoparlimab, AbbVie will also pay tiered royalties consisting of low double-digit percentages on global net sales outside of Mainland China, Hong Kong and Macau. In addition, AbbVie has a license and a right of first negotiation to further develop and commercialize two additional lemzoparlimab-based bispecific antibodies discovered and currently being developed by us, and we cannot commercialize products containing these two additional lemzoparlimab-based bispecific antibodies outside of Mainland China, Hong Kong and Macau even if AbbVie does not exercise its right of first negotiation or we are unable to come to financial terms on such products. The potential value of each such license is minimum US$500 million in upfront and milestone payments, for a combined total of no less than US$1 billion.

These achievements, in particular our collaboration with AbbVie, have not only demonstrated our ability to optimize our pipeline but also provided a sustainable revenue stream. Going forward, we plan to enhance our out-licensing efforts. We expect that the revenue generated from out-licensing opportunities will continue to increase and will account for the majority of our net revenue before the commercialization of our marketed products.

Corporate Information

Our principal executive offices are located at Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-6057¬8000. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should submit any inquiries to the address or through the telephone number of our principal executive offices. Our main website is http://www.i-mabbiopharma.com/en/. The information contained on our website is not a part of this prospectus.

RISK FACTORS

Investing in our securities involves risk. Before you decide to buy our securities, you should carefully consider the risks described in our most recent annual report on Form 20-F, which is incorporated herein by reference, as well as the risks that are described in the applicable prospectus supplement and in other documents incorporated by reference into this prospectus. If any of these risks actually occurs, our business, financial condition and results of operations could suffer, and you may lose all or part of your investment.

Please see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” for information on where you can find the documents we have filed with or furnished to the SEC and which are incorporated into this prospectus by reference.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities we offer as set forth in the applicable prospectus supplement(s).

The specific allocations of the proceeds we receive from the sale of our securities will be described in the applicable prospectus supplement(s).

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$80,000 divided into 800,000,000 ordinary shares of a par value of US$0.0001 each. As of the date of this prospectus, there are 165,477,620 ordinary shares issued and outstanding (excluding 4,036,868 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercising or vesting of awards granted under our share incentive plans).

Our Sixth Amended and Restated Memorandum and Articles of Association

The following is a summary of the material provisions of the sixth memorandum and articles of association of our company and of the Companies Act (2020 Revision), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our current memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares. Certificates representing the ordinary shares are issued in registered form and our ordinary shares are issued when registered in our register of members. We may not issue shares to bearers. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our company may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our current memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our share premium account; provided that in no circumstances may a dividend be paid out of the share premium account if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder or shareholders collectively holding not less than 5% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our current memorandum and articles of association.

Alternation of Share Capital

We may from time to time by ordinary resolution:

(a)	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

(c)

subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)

cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital and any capital redemption reserve in any manner authorized by law.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our current memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by our directors (acting by a resolution of our board). Advance notice of at least 14 calendar days is required for any general shareholders’ meeting. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting, nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current articles of association allow our shareholders holding in aggregate not less than one-tenth of all votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of the company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our current memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three calendar months after the date on which the instrument of transfer was lodged with our company, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by a special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders or are otherwise authorized by the articles of association. Under Cayman Islands law, any redemption or repurchase of shares by our company may be made out of profits of our company, out of our company’s share premium account or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, if so authorized by the articles of association and subject to provisions of the Companies Act, out of capital. Any premium payable on a redemption or repurchase over the par value of the shares to be repurchased or redeemed must be provided for out of profits of our company or from sums standing to the credit of the share premium account of our company or, if authorized by the articles of association and subject to the provisions of the Companies Act, out of capital. At no time may a company redeem or repurchase its shares unless they are fully paid. A company may not redeem or repurchase any of its shares if, as a result of the redemption or repurchase, there would no longer be any issued shares of the company other than shares held as treasury shares. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our current memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine.

Our current memorandum and articles of association also authorize our board of directors to issue from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of preferred shares to constitute such series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. The notice of registered office is a matter of public record. A list of the names of the current directors and alternate directors (if applicable) are made available by the Registrar of Companies of the Cayman Islands for inspection by any person on payment of a fee. The register of mortgages is open to inspection by creditors and shareholders. Shareholders have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our current memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man or woman of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which may permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company; and

•	an act which requires a resolution with a qualified (or special) majority (i.e., more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses, damages, costs and expenses arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting, nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our current articles of association allow our shareholders holding in aggregate not less than one-tenth of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his or her office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our current memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of all of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On January 22, 2020, at the closing of our initial public offering, we issued and sold a total of 17,037,020 ordinary shares, represented by ADSs at a public offering price of US$14.00 per ADS. On February 10, 2020, we issued and sold a total of 1,767,205 ordinary shares, represented by ADSs at the initial public offering price pursuant to the partial exercise by the underwriters in our initial public offering of their option to purchase additional ADSs.

On January 22, 2020, we issued 6,078,571 ordinary shares to Everest Medicines Limited concurrently with the completion of our initial public offering, at a per share price equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio, at a total value of US$37.0 million, with respect to Everest’s historical contribution to our co-development and commercialization of felzartamab in Greater China.

On August 12, 2020, we issued 4,036,868 ordinary shares to Citi (Nominees) Limited, the nominee of Citibank, N.A., the depositary of our ADS program, for bulk issuance of ordinary shares reserved and issuable under our share incentive plans.

In September 2020, we entered into definitive subscription agreements (collectively, the “Subscription Agreements,” and each, a “Subscription Agreement”) with a consortium of institutional investors (including Hillhouse Entities), pursuant to which we agree to issue and sell to these investors (i) a total of 29,133,502 ordinary shares of our company for an aggregate purchase price of approximately US$418 million (equivalent to a price of US$33 per ADS); and (ii) warrants (the “Investor Warrants”) to subscribe for up to 5,341,267 ordinary shares of our company at an exercise price of US$45 per ADS, subject to the closing conditions set forth in the Subscription Agreements. Each ten ADSs of our company represents twenty-three ordinary shares of our company. On September 11, 2020 and December 17, 2020, we issued 20,421,378 ordinary shares and 8,712,124 ordinary shares, respectively, to these investors, pursuant to the Subscription Agreements.

The Subscription Agreement with the Hillhouse Entities contemplates two closings. The first closing occurred on September 11, 2020, and the second closing occurred on December 17, 2020. The closings of the Subscription Agreements with investors other than the Hillhouse Entities have occurred in September 2020.

On November 9, 2020, we issued 100,000 ordinary shares to Biomaster Holding Limited upon exercise of options granted to certain of our employees for an aggregate exercise price of US$100,000.

On November 19, 2020, we issued 200,000 ordinary shares to Biomaster Holding Limited upon exercise of options granted to certain of our employees for an aggregate exercise price of US$200,000.

On November 30, 2020, we issued 582,076 ordinary shares to Biomaster Holding Limited upon exercise of options granted to certain of our employees for an aggregate exercise price of US$452,020 and RMB56,028.

On December 17, 2020, we issued 900,000 ordinary shares to Genexine, Inc. as a result of its full conversion of interest-free convertible promissory notes issued to it on February 5, 2018.

On December 31, 2020, we issued 115,000 ordinary shares to Biomaster Holding Limited upon exercise of options granted to certain of our employees for an aggregate exercise price of US$115,000.

Preferred Shares

On September 6, 2017, we issued an aggregate of 16,723,646 Series A-3 preferred shares to CBC SPVII LIMITED and Genexine for an aggregate purchase price of US$30.0 million.

On September 22, 2017, we issued 14,089,714 Series B preferred shares to CBC Investment I-Mab Limited for an aggregate purchase price of US$48.4 million.

On February 9, 2018, we issued 1,804,880 Series B preferred shares to C-Bridge II Investment Ten Limited for an aggregate purchase price of US$6.2 million.

On June 29, 2018, we issued an aggregate of 2,535,201 Series B-1 preferred shares to CBC Investment I-MAB Limited and C-Bridge II Investment Ten Limited for an aggregate purchase price of approximately US$13.7 million as a result of the conversion by these two entities of the convertible promissory notes issued to them on September 25, 2017 and February 9, 2018, respectively. On the same date, we issued an aggregate of 2,253,512 Series B-2 preferred shares to CBC Investment I-MAB Limited and C-Bridge II Investment Ten Limited for an aggregate purchase price of approximately US$13.7 million as a result of the exercise of the warrants granted to them on September 25, 2017.

On June 29, 2018, we issued 8,361,823 Series A-3 preferred shares, 5,938,640 Series B preferred shares, and 947,218 Series B-1 preferred shares to Tasly Biopharma Limited in exchange for Tasly Biopharma Limited’s equity interests in I-Mab Hong Kong.

On July 6, 2018, Tasly Biopharma Limited transferred to Rainbow Horizon Limited 947,218 Series B-1 preferred shares and the warrant in part to purchase 841,971 Series B-2 preferred shares for a total purchase price of US$6.0 million. On the same date, we issued 841,971 Series B-2 preferred shares to Rainbow Horizon Limited as a result of the exercise of the warrant by Rainbow Horizon for an aggregate purchase price of US$5.1 million.

On July 6, 2018, we issued to Qianhai Ark (Cayman) Investment Co. Limited (“Qianhai Ark Cayman”), (i) 1,455,549 Series B preferred shares for a purchase price of approximately US$2.0 million, (ii) 232,161 Series

B-1 preferred shares for an aggregate purchase price of US$1.25 million as a result of the conversion of a convertible promissory note issued to Qianhai Ark Cayman on July 6, 2018, and (iii) 206,366 Series B-2 preferred shares for an aggregate purchase price of US$1.25 million as a result of the exercise of warrant granted to Qianhai Ark Cayman on September 25, 2017.

On July 6, 2018, we issued an aggregate of 31,046,360 Series C preferred shares to Fortune Eight Jogging Limited, C-Bridge II Investment Seven Limited, HH IMB Holdings Limited, Ally Bridge LB Precision Limited, Marvey Investment Company Limited, Mab Health Limited, Casiority H Limited, Southern Creation Limited (formerly known as Ally Bridge LB-Sunshine Limited), Tasly International Capital Limited, and Parkway Limited for an aggregate purchase price of US$200.0 million.

On July 25, 2019, we entered into a share purchase agreement with Caesar Pro Holdings Limited, WuXi Biologics HealthCare Venture, and Hongkong Tigermed Co., Limited. Pursuant to the share purchase agreement, these investors will subscribe for an aggregate of 3,857,143 Series C-1 preferred shares of I-Mab for an aggregate purchase price of US$27.0 million. On October 17, 2019, we issued 1,428,571 Series C-1 preferred shares to Wuxi Biologics HealthCare Venture. On November 6, 2019, we issued an aggregate of 2,428,572 Series C-1 preferred shares to Hong Kong Tigermed Co., Limited and Caesar Pro Holdings Limited.

All the preferred shares outstanding were converted into ordinary shares immediately upon the closing of the initial public offering of our company’s ordinary shares in January 2020.

Convertible Promissory Notes

On September 25, 2017, we issued a US$12.1 million convertible promissory note due September 2020 to CBC Investment I-Mab Limited. On June 29, 2018, CBC Investment I-Mab Limited converted this note to 2,247,321 Series B-1 preferred shares.

On February 5, 2018, we issued a US$9.0 million convertible promissory note due February 2021 to Genexine. Genexine can at any time prior to February 5, 2021 convert this note into preferred shares of I-Mab at US$10 per share, subject to certain price adjustments. On December 17, 2020, Genexine converted this note to 900,000 ordinary shares.

On February 9, 2018, we issued a US$1.6 million convertible promissory note due September 2020 to C-Bridge II Investment Ten Limited. On June 29, 2018, C-Bridge II Investment Ten Limited converted this note into 287,880 Series B-1 preferred shares.

On July 6, 2018, we issued a US$1.3 million convertible promissory note due July 2021 to Qianhai Ark Cayman. On July 6, 2018, Qianhai Ark Cayman converted this note into 232,161 Series B-1 preferred shares.

Options and Warrants

On September 6, 2017, we granted Shanghai Tasly an option to purchase up to 8,361,823 Series A-3 preferred shares. On September 25, 2017, we granted Shanghai Tasly an additional option to purchase up to 5,938,640 Series B preferred shares and 947,218 Series B-1 preferred shares. On June 29, 2018, Tasly Biopharma Limited, as Shanghai Tasly’s permitted assign, exercised these options in full.

On September 25, 2017, we granted (i) Qianhai Fund an option to purchase up to 1,455,549 Series B preferred shares and up to 232,161 Series B-1 preferred shares, and (ii) CBC RMB Fund an option to purchase up to 1,804,880 Series B preferred shares and up to 287,880 additional Series B-1 preferred Shares. The option granted to Qianhai Fund was exercised in full on July 6, 2018. The option granted to CMC RMB Fund was terminated on February 9, 2018.

On September 25, 2017, we granted a warrant to each of CBC Investment I-Mab Limited, Shanghai Tasly, Qianhai Fund and C-Bridge II Investment Ten Limited to purchase up to 4,994,046 Series B-2 preferred shares, up to 2,104,928 Series B-2 preferred shares, up to 515,914 Series B-2 preferred shares and up to 639,734 Series B-2 preferred shares, respectively. On July 6, 2018, these investors exercised their warrants in part and purchased 1,997,618 Series B-2 preferred shares, 841,971 Series B-2 preferred shares, 206,366 Series B-2 preferred shares and 255,894 Series B-2 preferred shares, for an aggregate purchase price of US$20.0 million. These investors have waived and cancelled their rights under the rest of the warrants. On September 25, 2017, we also granted a warrant to CBC RMB Fund to purchase up to 639,734 Series B-2 preferred shares, which was terminated on the same date.

On July 6, 2018, Tasly Biopharm Limited, as Shanghai Tasly’s permitted assign, transferred to Rainbow Horizon Limited the warrant in part to purchase 841,971 Series B-2 preferred shares. On the same date, Rainbow Horizon Limited exercised this warrant.

Pursuant to the Subscription Agreements, we agree to issue and sell to the investors thereunder the Investor Warrants, exercisable at the election of the applicable investors within 12 months after the initial or subsequent closing dates set forth in the applicable Subscription Agreements. On September 11, 2020 and December 17, 2020, we issued and sold a portion of the Investor Warrants, allowing the applicable investors to purchase 3,744,032 ordinary shares and 1,597,235 ordinary shares, respectively. As of the date of this Prospectus, none of the Investor Warrants has been exercised.

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—Share Incentive Plans.”

Shareholders Agreement

In July 2019, we entered into our fourth amended and restated shareholders agreement with our shareholders.

The shareholders agreement provides for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

Deed of Undertaking

In December 2019, a deed of undertaking was made by our company and a few shareholders of our company, each as a warrantor, to the other shareholders of our company (other than the shareholder warrantors), each as a warrantee, pursuant to which each warrantor represents and warrants to each warrantee that it has provided each warrantee with all information and documents in connection with the initial public offering of our company that has the effect of establishing rights or otherwise benefiting any shareholder in a manner more favorable than the corresponding terms applicable to the relevant warrantee in relation to the initial public offering of our company (collectively, the “More Favorable Arrangements”). Pursuant to the deed of undertaking, until the fifth anniversary of the completion of our initial public offering, we will not directly or indirectly enter into any agreements or arrangements or modify, amend or waive any existing agreements or arrangements of any kind that would have the effect of establishing the More Favorable Arrangements; provided that it shall be allowed to adopt or modify any employee incentive plans and grant options to the management or any employee of our company after our initial public offering pursuant to such plans and in accordance with the then effective memorandum and articles of association and the applicable listing rules for the purpose of rewarding their bona fide services.

Registration Rights

Pursuant to our shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time after the earlier of (i) December 31, 2020, or (ii) six months following the effectiveness of a registration statement for a firm underwritten public offering of our ordinary shares on The Stock Exchange of Hong Kong Limited, the New York Stock Exchange, the Nasdaq Stock Market or other internationally recognized securities exchange, with an offering price (exclusive of underwriting commissions and expenses) that reflects a market capitalization (immediately prior to the public offering) of not less than US$1.0 billion, the holders of a majority of the registrable securities then issued and outstanding may request in writing that we file a registration statement covering the registration of at least 20% of the registrable securities (or any lesser percentage if the anticipated gross receipts from the offering are to exceed US$5.0 million). Upon such a request, we shall, within ten business days of the receipt of such written request, give written notice of such request to all holders, and use our best efforts to effect, as soon as practicable, the registration of all registrable securities that the holders request to be registered and included in such registration by written notice given by such holders to us within 20 days after receipt of the request notice. We have the right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders if our board of directors determines in good faith that filing of such registration statement at such time will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such twelve-month period. We are not obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration. We are not obligated to effect more than three demand registrations. This demand registration right is subject to the customary exclusion right of the underwriters.

Registration on Form F-3. If we qualify for registration on Form F-3, any holder or holders of a majority of all registrable securities then issued and outstanding may request in writing that we effect a registration on Form F-3 (or an equivalent registration in a jurisdiction outside of the U.S.). We shall promptly give written notice of the proposed registration and as soon as practicable, effect such registration within 20 days after we provide the aforesaid written notice. The holders are entitled to an unlimited number of registrations on Form F-3 so long as such registration offerings are in excess of US$500,000. We are not obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration other than a registration from which registrable securities of the holders have been excluded, or if we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration in any particular jurisdiction.

Piggyback Registration Rights. If we propose to register for a public offering of our securities (other than registration statements relating to demand registration, Form F-3 registration, any employee benefit plan or a corporate reorganization), we shall give written notice of such registration to all holders of registrable securities at least 30 days prior to filing any registration statement and afford each such holder an opportunity to be included in such registration. If a holder decides not to include all of its registrable securities in any registration statement thereafter filed by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by us, subject to certain limitations. This piggyback registration right is subject to the customary exclusion right of the underwriters.

Expenses of Registration. We will bear all registration expenses. Each holder, however, should bear its proportionate share of all of the underwriting discounts and selling commissions applicable to the sale of registrable securities or other amounts payable to underwriter(s) or brokers in connection with such offering by the holders.

Termination of Obligations. Our obligations to effect any demand, Form F-3 or piggyback registration shall terminate upon the earlier of (i) the tenth anniversary of the initial public offering (ii) after the initial public offering, the date on which such shareholder is eligible to sell all of the registrable securities held by it under Rule 144 within any 90-day period without volume limitations.

Subscription Agreement with Hillhouse Entities

In September 2020, we entered into a Subscription Agreement with the Hillhouse Entities, as amended by an amendment to Subscription Agreement entered into between Hillhouse Entities and our company in December 2020. The Subscription Agreement, as amended, provides for (i) certain investors’ rights, such as registration rights, board representation rights and anti-dilution rights and (ii) lock-up and other transfer restrictions. Set forth below is a description of certain rights and restrictions thereof.

Mandatory Registration after Initial Closing (September 11, 2020). We agree to file with the SEC a registration statement to register the resale of Hillhouse Entities’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form F-3 or Form F-1, as applicable. We shall have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after September 11, 2020, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement shall be reduced pro rata among all such selling shareholders. We shall maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which the Hillhouse Entities have notified us that their registrable securities have actually been sold. We have fulfilled this obligation. On December 14, 2020, the SEC declared effective a registration statement on Form F-1, under which the selling shareholders identified therein (including the Hillhouse Entities) may offer, from time to time, up to 25,123,751 ordinary shares, including ordinary shares represented by ADSs of our company.

Mandatory Registration after Subsequent Closing (December 17, 2020). With respect to the registrable securities then held by the Hillhouse Entities which have not been previously registered pursuant to an effective registration statement, we agree to file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form F-3 or Form F-3ASR registration statement (or, if Form F-3 or Form F-3ASR is not then available to us, on Form F-1 or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), and have such registration statement declared effective by the SEC no later than (a) the ten (10) business days after the later of (i) the first date when we become eligible to use registration statement on F-3, or (ii) the expiration of the lock-up period with respect to the subsequent closing, or forty-five (45) calendar days after such lock-up period expiration date if the SEC reviews and comments on the registration statement. We shall maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities.

Demand Registration Rights. Upon written request from the Hillhouse Entities at any time after we have effected two registration statements abovementioned, with respect to the registrable securities then held by the Hillhouse Entities, and in no event later than the forty-five (45) calendar days following the delivery of such request, we shall file a prospectus supplement or a registration statement to register the resale of such registrable securities on a Form F-3 or Form F-3ASR registration statement (or, if Form F-3 or Form F-3ASR is not then available to us, on Form F-1 or such other form of registration statement as is then available to effect a registration for resale of such registrable securities), have such registration statement declared effective, and maintain the effectiveness of such registration statement for a period ending on the date the registrable securities registered thereon have ceased to be registrable securities. If the registrable securities are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 (including the Hillhouse Entities) requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.

Suspension of Registration. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it shall not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.

Expenses. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for the Hillhouse Entities exceeding US$30,000, (ii) underwriting discounts and selling commissions applicable to sale of registrable securities, and (iii) fees payable pursuant to the deposit agreement.

Ranking of Registration Rights. Registration rights granted to the Hillhouse Entities shall not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.

Board Representation Rights. As long as the Hillhouse Entities continue to jointly beneficially own at least five percent (5.0%) of our total issued and outstanding share capital, it is entitled to nominate and maintain one representative to our board of directors. We shall cause an individual jointly designated by the Hillhouse Entities to be appointed as the investor director with immediate effect no later than the fifteenth (15th) business day after receiving written notice from the Hillhouse Entities or such later date on which we receive necessary shareholder approval.

Lock-up. The Hillhouse Entities shall not dispose of any of the ordinary shares purchased by Hillhouse Entities on September 11, 2020 or December 17, 2020 within a 90-day period following September 11, 2020 or December 17, 2020, as applicable, to any person other than affiliates of the Hillhouse Entities, who shall be bound by the Hillhouse Entities’ lock-up obligations for the balance of each applicable lock-up period. Each of the Hillhouse Entities and their affiliates may directly or indirectly, place any charge, mortgage, lien, pledge, restrictions, security interest or other encumbrance in respect of the lock-up securities in connection with such Hillhouse Entity’s (or any of its affiliates’) margin loans, collars, derivative transactions or other such downside protection transactions to be entered into on or after the date of the subscription agreement.

Anti-dilution rights. We agree not to issue, offer, sell, or grant any option or right to purchase any new securities, without the prior written consent of the Hillhouse Entities, (i) during the 90-day period following each closing date; or (ii) at an effective purchase price per share lower than the purchase price under the Subscription Agreement with Hillhouse Entities during the 90-day period commencing from the expiration of each lock-up period.

Subscription Agreements with Other Investors

In September 2020, we entered into subscription agreements with various investors other than HillHouse Entities. The subscription agreements are of the same form and provide for certain investors’ rights, such as registration rights and anti-dilution right. Set forth below is a description of certain rights and restrictions thereof.

Mandatory Registration. We agree to file with the SEC a registration statement to register the resale of such investors’ registrable securities, which include ordinary shares issued and issuable upon exercise of Investor Warrants under the Subscription Agreement, on Form F-3 or Form F-1, as applicable. We shall have the relevant registration statement declared effective by the SEC no later than ninety (90) calendar days after the initial closing date, which period could be extended to one hundred and twenty (120) calendar days if the SEC reviews and comments on the registration statement. However, if the SEC prevents inclusion of the registrable securities in the registration statement pursuant to limitations under Rule 415 of the Securities Act, the number of registrable securities to be registered for each selling shareholder named in the registration statement shall be reduced pro rata among all such selling shareholders. We shall maintain the continuous effectiveness of the registration statement for a period of ninety (90) days after its effectiveness or such shorter period upon which such investors have notified us that their registrable securities have actually been sold. We have fulfilled this obligation. On December 14, 2020, the SEC declared effective a registration statement on Form F-1, under which the selling shareholders identified therein (including these investors) may offer, from time to time, up to 25,123,751 ordinary shares, including ordinary shares represented by ADSs of our company.

Piggyback Registration. We agree to notify such investors at least thirty (30) days prior to filing any registration statement for purposes of effecting a public offering of ADSs (excluding registration statements relating to the mandatory registration described above). The Private Placement Investors has 20 days after receiving notice from us to notify us in writing of their desire to include their registrable securities in the registration statement. However, if the registrable securities in such registration statement are offered by means of an underwritten offering, and we or the underwriters determine that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced and allocated (i) first, to us and each holder in accordance with the terms of the Shareholders Agreement; (ii) second, to investors in the private placements entered into in September 2020 requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each such investor; and (iii) third, to other holders of registrable securities, if any.

Suspension of Registration. We may suspend the use of any registration statement for a period not exceeding thirty (30) consecutive trading days, if we (i) determine that we would be required to make disclosure of material information in the registration statement that we have a bona fide business purpose for preserving as confidential; (ii) determine that we must amend or supplement the registration statement so that it shall not include an untrue statement of a material fact or omit to state a material fact; or (iii) have experienced or are experiencing some other material non-public event, the disclosure of which at such time would adversely affect us. However, we cannot exercise the suspension right more than once in any twelve (12) month period and may not register any other securities during such suspension period.

Expenses. We will bear all registration expenses, except any (i) portions of fees and disbursements of counsel for such investors, and (ii) underwriting discounts and selling commissions applicable to sale of registrable securities.

Ranking of Registration Rights. Registration rights granted to such investors shall not be senior to, or on a parity with, those granted to holders under the Shareholders Agreement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. acts as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hon Hai Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-234363 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ten (10) ADSs represent the right to receive, and to exercise the beneficial ownership interests in, twenty-three (23) ordinary shares that are on deposit with the depositary and/or the custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-ordinary shares ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in this prospectus.

After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in a denomination of ten (10) ADSs or any whole multiple of ten (10) ADSs. No fractional ADSs will be issued and no fractional share will be accepted for deposit.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept a number of ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

Service	Fees

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the ordinary shares represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our current memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our current memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

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Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Most of our assets are located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

JunHe LLP, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the

United States, or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocal arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may initiate actions based on PRC law before a PRC court against a company for disputes, if the plaintiff can establish a sufficient contact with China for a PRC court to exercise jurisdiction and has a direct interest, cause of action and a concrete claim. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

TAXATION

Material income tax consequences relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement(s) relating to the offering of those securities.

SELLING SHAREHOLDERS

Selling shareholders (if any) to be named in a prospectus supplement may, from time to time, offer, sell and lend some or all of the ordinary shares or ADSs held by them pursuant to this prospectus and the applicable prospectus supplement. Such selling shareholders (if any) may sell the ordinary shares or ADSs held by them to or through underwriters, dealers or agents or directly to purchasers or as otherwise set forth in the applicable prospectus supplement. See “Plan of Distribution.” Such selling shareholders (if any) may also sell, transfer or otherwise dispose of some or all of the ordinary shares or ADSs held by them in transactions exempt from the registration requirements of the Securities Act.

We will provide you with a prospectus supplement, which will set forth the name of each selling shareholder (if any), the number of ordinary shares beneficially owned by such selling shareholder and the number of the ordinary shares or ADSs they are offering. The prospectus supplement also will disclose whether any of the selling shareholders (if any) have held any position or office with, have been employed by or otherwise have had a material relationship with us during the three years prior to the date of the prospectus supplement.

PLAN OF DISTRIBUTION

We and any selling shareholders may sell the securities described in this prospectus from time to time in one or more of the following ways:

•	to or through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a combination of any of these methods of sale.

The prospectus supplement with respect to the offered securities will describe the terms of the offering, including the following:

•	the name or names of any underwriters, dealers or agents;

•	any public offering price;

•	the proceeds from such sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

We may distribute the securities from time to time in one or more of the following ways:

•	at a fixed price or prices, which may be changed;

•	at prices relating to prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

By Underwriters or Dealers

If we use underwriters for the sale of securities, they will acquire securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase securities, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The underwriter or underwriters of a particular underwritten offering of securities, or, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the applicable prospectus supplement.

If we use dealers in the sale, unless we otherwise indicate in the applicable prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

By Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Any agent involved will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

Direct Sales

We may also sell securities directly without using agents, underwriters, or dealers.

General Information

We may enter into agreements with underwriters, dealers and agents that entitle them to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents used in the offer or sale of securities will be identified and their compensation described in an applicable prospectus supplement.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. Certain legal matters of United States federal securities and New York state law in connection with this offering will be passed upon for the underwriters by a law firm or firms named in the applicable prospectus supplement. The validity of the securities offered will be passed and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by JunHe LLP and for the underwriters by a law firm or firms named in the applicable prospectus supplement. Skadden, Arps, Slate, Meagher & Flom LLP and Conyers Dill & Pearman may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The financial statements incorporated in this prospectus by reference to the annual report on Form 20-F for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers Zhong Tian LLP is located at 11th Floor, PricewaterhouseCoopers Center, Link Square 2, 202 Hu Bin Road, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the reporting requirements of the Exchange Act, and in accordance with the Exchange Act, we file annual reports and other information with the SEC. Information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement we have filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, or between information incorporated by reference into this prospectus from different documents, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed on April 29, 2020;

•	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus;

•

our current report on Form 6-K (Exhibit 99.1 of which contains our unaudited consolidated financial statements and the notes thereto as of and for the nine months ended September 30, 2020) furnished to the SEC on February 5, 2021; and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

I-Mab

Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District

Shanghai, 201210

People’s Republic of China

Tel: +86 21-6057-8000

Attention: Investor Relations